Form 20-F
period 2002-12-31
RANK GROUP PLC /ENG
filed 2003-06-12
CIK 1026291

As filed with the Securities and Exchange Commission on June 11, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

Commission file number 0-28952

THE RANK GROUP Plc

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organization)

6 Connaught Place

London

W2 2EZ

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares of 10p each

Convertible preference shares of 20p each

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares	594,129,683
Convertible preference shares	226,933,685

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

i

DEFINITIONS

The following definitions are used in this Form 20-F:

“ADR”	means an American Depositary Receipt evidencing one or more ADRs.

“ADS”	means American Depositary shares, each representing two ordinary shares.

“Atlab”	means Atlab Holdings Pty Limited.

“Company”, “Group”, “Rank” and “Rank Group”	means The Rank Group Plc, and its subsidiary companies.

“Convertible preference shares”	means the convertible cumulative redeemable preference shares of 20 pence each in Rank.

“C$ dollars” or “Canadian Dollars”	refers to Canadian currency.

“DGMS”	means Deluxe Global Media Services LLC.

“Depositary”	means JP Morgan Chase Bank, as the depositary under the deposit agreement governing the ADRs.

“Dollar preference shares”	means the Dollar preference shares of US $1,000 each in Rank.

“EFILM”	means EFILM LLC.

“ETS”	means Entertainment Transportation Specialists, Inc.

“FRS”	means Financial Reporting Standard.

“The Lab”	means The Lab in Toronto, Inc.

“noon buying rate”	refers to the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes.

“ordinary shares”	means ordinary shares of 10 pence each in Rank.

“Pounds sterling”, “£”, “pence”, “penny” or “p”	refers to United Kingdom currency.

“The Rank Organisation” or “Rank Organisation”	means XRO Limited, formerly The Rank Organisation Limited, formerly The Rank Organisation Plc.

“Rank Xerox”	Xerox Limited, (formerly Rank Xerox Limited), Xerox Holding (Nederland) BV, (formerly Rank Xerox Holding BV), Xerox Investments (Bermuda) Limited, (formerly Rank Xerox Investments Limited) and Xerox Holdings (Bermuda) Limited (formerly RX Holdings Limited) together with, where the context so requires, their respective subsidiaries and certain joint ventures and associated companies.

“SFAS”	means Statement of Financial Accounting Standards

DEFINITIONS—(Continued)

“Scheme of Arrangement”	means the Scheme of Arrangement of The Rank Organisation dated August 16, 1996 (under section 425 of the UK Companies Act 1985, as amended) which became effective on October 7, 1996

“Subsidiary company”	means a subsidiary in which the holding company holds all or a majority of the voting rights.

“US dollars”, “dollars” or “$”	refer to United States currency.

“UK GAAP”	refers to generally accepted accounting principles in the United Kingdom.

“US GAAP”	refers to generally accepted accounting principles in the United States.

“Year end rate”	refers to the closing exchange rate applicable to December 31 as published in the Financial Times in the United Kingdom.

INTRODUCTION

The Consolidated Financial Statements of the Group are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP and, unless otherwise indicated, all financial data is presented in accordance with UK GAAP.

The information within this report contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, with respect to Rank’s development and expansion plans in its existing businesses, including plans arising as a result of recently proposed UK gambling legislation, and the new e-gaming business, and the timing thereof; Rank’s capital expenditure plans; the growth of DVD replication and the decline of video duplication; expectations regarding the profitable extension of the Hard Rock brand; expectations regarding release patterns of block-buster films and Rank’s liquidity and capital resources. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could cause material differences in the results implied by the forward-looking statements including levels of consumer spending, changes in consumer tastes and preferences, level of marketing and promotional expenditure by Rank and its competitors, raw materials and employee costs, future exchange and interest rates, changes in tax rates, future business combinations or dispositions, suitable site locations, general economic conditions, amount of leisure time, availability of popular, well marketed motion pictures, initial release of films to a large number of screens, success of operation initiatives and changes in government regulations.

The Rank Group Plc

Address of principal executive offices:

6 Connaught Place

London

England

W2 2EZ

Telephone:	+44 (0)20 7706 1111
Fax:	+44 (0)20 7262 9886

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE

ITEM 2 OFFER	STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

ITEM 3 KEY	INFORMATION

3A SELECTED FINANCIAL DATA

The table below sets forth selected consolidated financial data as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. Amounts have been extracted or derived from, and are qualified by reference to, the Group’s Consolidated Financial Statements included elsewhere in this Annual Report.

The Consolidated Financial Statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The principal differences between UK GAAP and US GAAP are summarized in Note 35 to the Consolidated Financial Statements. The following information should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report. In 2002, the Group adopted FRS 19 “Deferred tax”. The change in accounting policy has been accounted for as a prior period adjustment and accordingly the results reported for 2001, 2000, 1999 and 1998 have been restated. For more information, see “Item 5A Operating Results—New accounting standards adopted by the Group”.

The profit and loss account and balance sheet data below have been extracted from consolidated financial statements which have been audited by PricewaterhouseCoopers LLP.

	2002		2001 (as restated)(1)		2000 (as restated)		1999 (as restated)		1998 (as restated)
	£m		£m		£m		£m		£m
Amounts in accordance with UK GAAP
Turnover	1,465		1,367		1,793		2,041		2,057
Operating profit	220		210		263		307		274
Existing operations	214		210		203		196		178
Acquisitions	6		—		—		—		—
Discontinued operations(2)	—		—		60		111		96
Exceptional items	(6)		(38)		(44)		(98)		(99)
Income from interests in associated undertakings and joint ventures	1		2		(23)		(46)		(1)
Profit (loss) for the financial period	137		91		(171)		89		(157)
Earnings (loss) per ordinary share(3)	19.6	p	11.9	p	(27.6	)p	5.4	p	(23.3	)p
Earnings (loss) per ADS(3)(4)	39.2	p	23.8	p	(55.2	)p	10.8	p	(46.6	)p
Total assets	1,814		1,647		1,761		3,139		3,064
Long term debt	468		364		445		1,142		1,064
Preference shareholders’ interest	227		224		222		220		218
Shareholders’ funds(4)(5)	749		729		731		1,211		1,261
Total number of ordinary shares(6)	594		592		592		774		774
Operating profit per ordinary share(8)	36.0	p	35.5		34.3	p	25.3	p	22.5	p
Dividends per ordinary share(4)	13.2	p	12.6	p	12.0	p	12.0	p	18.5	p
Dividends per ADS(3)(4)	26.4	p	25.2	p	24.0	p	24.0	p	37.0	p
Dividends per ordinary share ($)(4) (7)	21.3	c	18.3	c	17.9	c	19.3	c	30.8	c
Dividends per ADS ($)(3)(4)(7)	42.5	c	36.7	c	35.9	c	38.7	c	61.6	c

	2002		2001 (as restated)(1)		2000 (as restated)		1999 (as restated)		1998 (as restated)
	£m		£m		£m		£m		£m

Amounts in accordance with US GAAP
Net income (loss)	165		316		(353)		(200)		(132)
Net income (loss) applicable to ordinary shareholders(5)	144		295		(374)		(221)		(153)
Basic income (loss) per ordinary share	28	p	54	p	(51	)p	(29	)p	(20	)p
Diluted income (loss) per ordinary share	28	p	54	p	(51	)p	(29	)p	(20	)p
Basic income (loss) per ADS(3)(4)	56	p	108	p	(102	)p	(57	)p	(40	)p
Diluted income (loss) per ADS(3)(4)	56	p	108	p	(102	)p	(57	)p	(40	)p
Shareholders’ equity	867		957		743		1,515		1,864

(1)	Figures for the year to December 31, 2001 and all previous years have been restated for FRS 19 “Deferred Tax”.
(2)	In all years, discontinued operations relate to Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays.
(3)	Earnings and dividends per ADS are calculated on the basis of one ADS for every two ordinary shares.
(4)	Shareholders’ funds include the amounts shown separately for preference shareholders’ interest.
(5)	Net income applicable to ordinary shares is the result of deducting preference dividends and provisions for redemption premium from net income.
(6)	Total number of ordinary shares (in millions) in issue as at December 31, 2002, 2001, 2000, 1999 and 1998.
(7)	The US dollar amounts are converted at the annual closing exchange rates, as calculated by management.
(8)	Operating profit from existing operations.
(9)	The Group adopted SFAS 142 “Goodwill and other intangible assets” in 2002.

Exchange rates

The following table sets forth, for the periods and dates indicated, the average, high and low of period Noon Buying Rates for pounds sterling in US dollars per £1, based on the Federal Reserve Bank of New York Noon Buying Rates.

Period	Average*	High	Low
Year to December 31, 1998	1.66	1.72	1.61
Year to December 31, 1999	1.61	1.68	1.55
Year to December 31, 2000	1.51	1.65	1.40
Year to December 31, 2001	1.44	1.50	1.37
Year to December 31, 2002	1.51	1.61	1.41
Month of November 2002	—	1.59	1.54
Month of December 2002	—	1.61	1.56
Month of January 2003	—	1.65	1.60
Month of February 2003	—	1.65	1.57
Month of March 2003	—	1.61	1.56
Month of April 2003	—	1.60	1.55
Month of May 2003	—	1.65	1.59
June through to June 9, 2003	—	1.66	1.63

*	The average of the Noon Buying Rates on the last day of each full calendar month during the period

On June 10, 2003 the Noon Buying Rate was $1.65 per £1.

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the US dollar amounts received by holders of the ADS upon conversion by the Depositary of cash dividends paid in pounds sterling on the ordinary shares represented by the ADS and may affect the relative market prices of the ADS in the US and the ordinary shares in the UK.

3B    CAPITALIZATION AND INDEBTEDNESS

NOT APPLICABLE

3C    REASONS FOR THE OFFER AND USE OF PROCEEDS

NOT APPLICABLE

3D    RISK FACTORS

GROUP RISK FACTORS

Rank needs to recruit and retain key personnel; otherwise results of operations could be adversely affected.

The Group is reliant on the continuing service of a number of key personnel for the management of its activities and strategic guidance. The loss of one or more of its top management could have an adverse effect on the results of operations. The Group introduced a Long Term Incentive Plan in 2000 which provides for selected executives to be given restricted awards over existing ordinary shares with a market value of up to one times base salary. In addition, the Board of Directors regularly reviews succession planning requirements across the Group.

Adverse results in historical litigation cases could have a material adverse effect on the financial condition of the Group.

The Group has a number of outstanding litigation cases. The risk exists that these cases may be settled at a financial cost to the Group. Rank is involved in a dispute with Serena Holdings Limited over the purchase consideration for an acquisition in 1991 which has been referred to an expert for determination. The determination process provided for each party to present four written submissions; the fourth submissions were presented on March 31, 2003. The expert has indicated an intention to determine the result by December 31, 2003. The dispute concerns the accounts and the profits of the businesses based upon which an additional purchase consideration may be payable. In its fourth submission, Serena Holdings Limited has claimed that additional consideration of £35.9m is payable with interest due thereon. The Board of Directors are strongly resisting the payment of any further sum. At the present time, the outcome to the Group cannot be determined and the potential liability cannot be quantified. However, it is the opinion of the Board of Directors that it is unlikely that the outcome of this dispute will have a material effect on the Group’s financial position.

Subsidiary undertakings are involved in actions, including one class action suit, in the US. The actions are being vigorously contested. At this time, it cannot be determined whether outcomes unfavorable to the Rank defendants are probable. The Board of Directors believe that none of these actions will result in a material adverse effect on the financial condition of the Group.

Currency exchange rate fluctuations, particularly in respect of the US dollar, impact our earnings.

A number of the Group’s businesses are based in the US and Canada. Fluctuations in exchange rates will therefore impact earnings and, in particular, a weakening of the US dollar could reduce the Group’s earnings. The net translation effect of changes in average exchange rates between 2001 and 2002 was to decrease turnover by £37.8m and profit before tax by £4.4m. The average noon buying rates affecting the Group were:

	2002	2001	2000
US dollar	1.51	1.44	1.51
Canadian dollar	2.36	2.23	2.25

Rank’s divisions operate in highly competitive industries. The Group’s leisure and entertainment businesses compete with many companies providing the same, or similar, products and services, with a wide variety of leisure and entertainment alternatives. Failure to maintain Rank’s competitiveness could reduce profitability and market share.

Gaming

The Group’s gaming businesses face competition from other operators and from other forms of betting and leisure activities. The UK bingo market is highly fragmented; however Rank does have one major competitor—Gala, which operated 165 clubs in 2002. Rank operated 124 bingo clubs in 2002 and was the second largest operator in the UK. In casinos, as at December 31, 2002, Rank had 34 casinos in the UK, making it the second largest operator. Other major UK operators include Stanley Leisure, Gala and London Clubs. The majority of the bingo and casino competitors and betting operators in the UK have existing on-line operations, which compete with Rank’s e-gaming businesses. Proposed changes in UK gambling legislation may also encourage new entrants in the gaming marketplace and may result in additional obligations for existing operators which could affect the future profitability of the Group. For more information see “Item 4B Business Overview—Government Regulations”.

The Gaming division operates in a highly competitive market and any failure to keep up with market developments could reduce the profitability of the business and adversely impact market share. The successful development and launch of new products is necessary in order to maintain the current market position.

Hard Rock

The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. Hard Rock is one of the longest established restaurant brands and believes its name, rock ‘n’ roll identification, high quality cuisine and memorabilia collection distinguish it from many of its competitors. The risk exists that operating results of existing locations may be negatively affected by changes in consumer preferences for locations or entertainment hubs. Management continually evaluates the trading results and markets. Hard Rock must maintain an awareness of changing styles and tastes in order to retain current market share. The risk exists that competitors may react more quickly to changing circumstances and take some of the guest traffic away from Hard Rock cafes.

Deluxe

In media services and film processing, Rank’s principal competitor is Technicolor, owned by Thomson Multimedia. Both in North America and Europe, Deluxe and Technicolor together account for a large majority of the contracts awarded by the major Hollywood film studios. In Europe, Technicolor currently has a larger share of the market than Deluxe and its larger size poses a threat to Deluxe in renegotiating contracts as they come up for renewal.

GAMING RISK FACTORS

Loss of Gaming licenses due to breaches of the Gaming Acts.

The Group’s gaming businesses are subject to regulation in the UK. Any breach of the current regulations could adversely impact the Group’s ability to continue trading. In 2001, the Group established a new internet gaming business ‘Rank.com’ and in 2003 the Group acquired Blue Square Limited. Any compliance breaches arising from the e-gaming businesses could jeopardize the continuation of other gaming licenses currently held by the Group.

Future profitability and growth opportunities are uncertain after the publication of the UK Government White Paper “A Safe Bet for Success”.

The UK Government White Paper in response to the Gambling Review Report was published on 26 March 2002 and considered all aspects of gaming regulation. The White Paper proposes further deregulation of the industry, which should provide an opportunity for growth in the Group’s gaming businesses. The timing of the deregulation is still uncertain and hence capital expenditures in preparation for deregulation may not be matched by increased revenues in the short term. Furthermore, the returns expected on any such investment may also be undermined by increased competition from new entrants to the market or from existing operators. The final legislation may also result in existing operators having to incur additional costs. For more information see “Item 4B Business Overview—Government Regulations”.

Changes in taxes levied on gaming businesses can impact profitability.

Operators of bingo and casino activities in the UK are subject to additional taxes levied by the UK government. Changes to, or increase in, the rates of taxation currently levied could impact the future profitability of the Group.

Major gaming players can impact profitability if Rank is unable to recover amounts owing to the Group.

The gaming businesses operated by the Group provide a small recurring statistical advantage in favor of the house over a period of time. However, fluctuations may occur in a finite period or as a consequence of the pattern of wins or losses arising from a single major player or a small group of such players. The results of the Group may vary significantly over time as a result of such fluctuations. In addition, the ability of the Group to recover amounts due from major players may also impact profitability.

HARD ROCK RISK FACTORS

The Hard Rock brand value may decline as a result of unsuccessful management decisions or as a result of unauthorized use of the brand.

In expanding the range of the Hard Rock brand, management may enter into ventures with inappropriate partners resulting in a decline in brand value. The value of the brand may decline as a result of unauthorized use.

The economic downturn and terrorist threats may negatively impact the business, reducing profitability.

The events of September 11, 2001 had an immediate, negative impact on the business, in particular in the major tourist markets such as Orlando, New York, Washington DC, Las Vegas, Hollywood, Paris, London and Rome. Challenging general economic conditions and threats of terrorist activity have a direct effect on trading.

Profitability may decline as a result of changes in consumer preferences.

The risk exists that operating results of existing locations may be negatively affected by changes in consumer preferences for locations or entertainment hubs. Management continually evaluates the trading results and markets.

Merchandise sales continue to decline.

There has been a steady decline in merchandise sales in recent years. This has arisen for a number of reasons, in particular increased competition in the merchandise market and a reduction in the number of tourists visiting the cafes. Continued significant decline in merchandise sales will have a negative impact on the profits of Hard Rock. Constant attention is paid to the presentation, suitability and pricing of the merchandise available in the retail shops at the Hard Rock locations.

DELUXE RISK FACTORS

Deluxe has a limited customer base and the loss of a major contract or failure to win new contracts could affect earnings.

The nature of the business at both Deluxe Film and Deluxe Media Services is such that significant reliance is placed on a limited number of customers. The loss of any customer or the failure to renew contracts presents a risk to the businesses as demonstrated by the loss of the Fox Home Entertainment contract in the US in 2000. Any additional contract losses could result in further charges to the income statement.

In 2001, the Group started a program for the early extension of both film and video contracts with the aim of significantly increasing the average contracted length of time outstanding. Significant progress has been made in regard to this and as at December 31, 2002, Deluxe had two outstanding contracts which are expected to be renewed in 2003, representing approximately 16% of 2002 contracted volume. One of these contracts accounting for 8% of 2002 contracted volume has been extended to 2008 since year end, such that, contracts with studios representing 79% of 2002 contracted volume are now secured until 2005 or beyond. However, there can be no assurance that such extensions will continue, or that extensions will be signed with other studios.

For more information see “Item 4B Business Overview—Deluxe”.

Deluxe Film relies on key suppliers to supply film.

Deluxe Film places significant reliance on a limited number of key suppliers. Worldwide there are only three principal suppliers for film—Kodak, Agfa and Fuji. The Deluxe Film businesses use all three suppliers. Any prolonged problems with these suppliers, e.g. stock delivery, could adversely impact Rank’s profit margin or ability to deliver products.

Deluxe can be impacted by changes in technology causing declining market share.

Changes in technology are likely to result in declining markets for some of Deluxe’s products, e.g. video cassettes. Deluxe believed that digital versatile disc “DVD” development was a threat to its video business and during 2002 entered into a venture with Ritek Corporation, to establish a DVD authoring and manufacturing business primarily located in California and Pennsylvania. See “Item 5A Operating and Financial Review and Prospects” for a description of the venture with Ritek. The Group has taken steps to improve its standing so that DVD sales volumes increase as VHS sales volumes decline. There is also a threat from “Video on Demand”, and although management believes that this technology is not sufficiently advanced to be a realistic threat in the short term, “Video on Demand” may pose a threat to DVD sales in the longer term.

There is a possibility that digital cinema technology could eventually remove the need for films to be distributed via release prints thereby making Deluxe’s current film processing business technically obsolete. Management believes that any such move would be gradual, as substantial technical and financial obstacles would need to be overcome. At present, digital projectors are not sufficiently available, no common standards exist and the cost of a projector is so high that replacement of current technology is not commercially viable. The Group’s view remains that commercially viable digital cinema technology is at least five years away.

Digital enhancement of the film based product is another technological change affecting the film industry. Greater use of digital processes in the ‘front end’ and post production phases of film development will improve the quality of film prints and give greater artistic flexibility. The Group’s strategy is to ensure that existing film facilities are compatible with these developments and the Group’s investment in EFILM has already provided access to this technology.

For more information see “Item 4B Business Overview—Deluxe”.

ITEM  4     INFORMATION ON THE COMPANY

4A    HISTORY AND DEVELOPMENT OF THE COMPANY

The Rank Group is the successor to a business established in 1937 through the formation of Odeon Theatres (the forerunner of The Rank Organisation Plc), which was acquired in the early 1940s by J. Arthur Rank. The Rank Organisation Plc was for many years principally a leading UK film producer and cinema owner. The Rank Organisation Plc was reorganized in 1996 through a Scheme of Arrangement. The Rank Group Plc was established on December 22, 1995 as a public limited company in England and Wales under the Companies Act 1985 and in October 1996 through the Scheme of Arrangement, became a holding company owning all the outstanding shares of The Rank Organisation. Rank’s registered office is at 6 Connaught Place, London W2 2EZ, telephone number + 44 20 7706 1111. Rank’s registered agent in the US is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

In 1956, The Rank Organisation Plc entered into a joint venture with Haloid Corporation (subsequently renamed Xerox Corporation) to form Rank Xerox, which became a manufacturer and distributor of copiers, laser printers, facsimile machines and other business-related products throughout the world, except in North America and subsequently South America. Rank’s profits from those activities were used to diversify into a range of other activities, primarily in the UK, including hotels and roadside service areas and vacation centers. As part of Rank’s strategy to redirect resources into the leisure and entertainment sectors, Rank disposed of its 33% economic interest in Rank Xerox in two tranches in 1995 and 1997. This disposal realized total proceeds of approximately £1,500m.

During the 1980s, the Group focused on leisure and entertainment activities and film and entertainment services through the acquisition of UK bingo businesses, amusement centers, a caravan (recreational mobile home) vacation park business, a 50% interest in Universal Studios Florida and a 50% interest in a Canadian film laboratory. The Group also divested itself of non-related businesses, including investment properties, Australian and Asian joint ventures and other industrial interests.

In the early 1990s, the Group acquired the remaining interest in the Canadian film laboratory and acquired Deluxe Film Laboratories and Mecca Leisure Group Plc, the latter for £895m. Mecca Leisure included vacation hotels and centers, gaming businesses, nightclubs, business hotels outside of London and Hard Rock Cafes. During this period, Rank also entered into a number of partnership agreements with MCA Inc. (the then owner of Universal Studios) in relation to the development of Universal Studios Escape (which included Universal City Florida). In addition to the sale of part of its interest in Rank Xerox in 1995, other disposals included roadside service areas for £86m in 1991, and business hotels for a total of £210m over a four year period from 1992 to 1995.

From 1996 to 1999 the Group grew both organically and by acquisition. In June 1996, the Group acquired the Hard Rock Cafes and brand rights not already owned by Rank for $410m and in December 1996, Rank acquired Hard Rock Cafe Canada for $61m. In July 1996, Duplico (a European video duplicator) was acquired for £29m and in October 1996 Rank acquired the independent UK pub restaurant chain Tom Cobleigh for £123m. During 1997, Rank acquired the Hard Rock Cafes and brand rights for the Hard Rock Cafe in the Caribbean and Argentina and a logistical distribution business for video duplication in North America for a total consideration of £43m. In March 1998, Rank acquired Parkdean Holidays, an UK holiday park operator for £38m. Also in March 1998, Rank disposed of freehold property for £161m to a joint venture with The British Land Company PLC under a sale and leaseback arrangement. In July 1999, the Group invested £10m in Campotel, a campsite business in France.

In the period from 1996 to 1999 the main disposals were the disposal of the Group’s remaining interest in Rank Xerox; Rank Precision Industries for £66m; Shearings for £75m; Kingston Plantation for £30m; certain amusement arcades for £25m and Rank Film Distributors for £65m.

In 1999, Rank began to focus on fewer businesses and embarked on a major cost reduction program. The Butlins Hotels and Haven Catered Parks were disposed of for £7m and £8m respectively and in November 1999 the Nightscene business was disposed of for £150m. In February 2000, the Group disposed of Odeon Cinemas and Pinewood Studios for £280m and £62m respectively. In July 2000, Rank sold its 50% investment in Universal Studios Escape in Florida for £182m and in September 2000 Rank sold Tom Cobleigh for £90m. In October 2000 Rank sold its Holidays Division (excluding Resorts USA) for a consideration of up to £700m.

Acquisitions in 2000 relating to the remaining businesses (of Gaming, Hard Rock and Deluxe) included the £12m purchase of a DVD manufacturing facility, Pioneer Video Manufacturing Inc., and the acquisition of the Park Tower Casino in London for £14m.

In June 2001, Deluxe Video completed the sale and leaseback of the plant and machinery at the video duplication facility in Arkansas for proceeds of £27m. In December 2001, Deluxe Video also completed the sale and leaseback of the real estate in Arkansas for proceeds of £22m. The two transactions taken together realized a profit on disposal of £12m.

The Group’s internet gaming site, Rank.com, was launched in November 2001, followed by the launch of hardrockcasino.com in July 2002. The recent acquisition of Blue Square in January 2003 has built on these businesses to provide one of the UK’s leading internet gaming businesses.

In July 2002, Deluxe Media entered into a venture with Ritek Corporation of Taiwan. The venture combined the DVD assets of Deluxe and Ritek in North America and Europe. Deluxe will pay a total of £34m to Ritek, spread over three years, for an 80% interest in the new venture.

In November 2002, Deluxe Film acquired Capital FX for £9m. Capital FX is a leading player in the UK laser and sub-titling and digital effects market.

In December 2002, Deluxe Film acquired the remaining 50% interest in ETS which it did not already own. The total consideration was £14m.

The following table shows, for the years to December 31, 2002, 2001 and 2000 the Group’s principal capital expenditures and divestitures:

	2002	2001	2000
	£m	£m	£m
Acquisition of Investment in joint ventures and associates
Universal Studios Escape	—	—	12

Business Acquisitions
Ritek Corporation (80%)	34	—	—
Pioneer	—	—	12
Park Tower Casino	—	—	14
Capital FX	9	—	—
ETS	14	—	—

Business Disposals
Odeon Cinemas	—	—	280
Pinewood Studios	—	—	62
Universal Studios Escape	—	—	182
Tom Cobleigh	—	—	90
UK Holidays	—	—	700
British Land joint venture	17	—	—

In January 2003 the Group completed the acquisition of Blue Square Limited, one of the UK’s leading internet and telephone betting businesses. Total consideration was £65m in unlisted, unsecured convertible redeemable loan stock, convertible into Rank ordinary shares at 282p for every £1 of loan stock held.

4B    BUSINESS OVERVIEW

Rank is one of the UK’s leading leisure and entertainment companies with international interests, measured in terms of market capitalization and number of outlets, and, through its Deluxe division is a provider of services to the film industry. Rank has strong market positions in UK Gaming with Mecca Bingo and Grosvenor Casinos. This division also includes Rank Leisure Machine Services, an amusement machine business. Rank’s leisure businesses include Hard Rock which owns and franchises cafes worldwide and controls the rights to the Hard Rock brand internationally. Rank’s film processing, video duplication and distribution and DVD replication businesses operate under the Deluxe name across North America and in Europe. Rank also owns a vacation business in America—Resorts USA, a 25% interest in Universal Hotels and has a 10% investment in Universal Studios Japan.

Contributions to turnover and profit on ordinary activities

The following table shows, for the years ended December 31, 2002, 2001, and 2000, turnover and profit on ordinary activities (before taxation and exceptional items) attributable to each business segment and each geographical region. An analysis of Rank’s results of operations including certain exceptional items is contained in Item 5 “Operating and Financial Review and Prospects”.

	Years to December 31
	2002		2001		2000
	Turnover	Profit	Turnover	Profit	Turnover	Profit
	£m	£m	£m	£m	£m	£m
By Business Segment
Gaming	470.3	103.3	437.1	95.7	442.6	82.4
Hard Rock	242.7	27.6	248.4	38.0	260.2	46.3
Deluxe	646.7	84.5	634.6	74.1	651.1	73.3
US Holidays	43.2	8.1	46.8	9.5	50.2	10.0
Other	—	(9.9)	—	(7.6)	—	(8.9)

Continuing operations	1,402.9	213.6	1,366.9	209.7	1,404.1	203.1
Acquisitions	61.7	6.0	—	—	—	—
Discontinued operations(1)	—	—	—	—	389.3	59.7

Total turnover/operating profit	1,464.6	219.6	1,366.9	209.7	1,793.4	262.8

Associates and joint ventures		3.3		2.7		(9.4)
Interest excluding exceptional items		(22.6)		(24.3)		(67.4)

Profit before tax and exceptional items		200.3		188.1		186.0
Exceptional items		(2.3)		(27.6)		(527.1)

Profit (loss) before tax		198.0		160.5		(341.1)

By Geographical Region
UK	576.9	100.3	529.4	95.0	531.3	77.7
North America	673.1	94.0	710.2	95.6	743.6	103.9
Rest of the World	152.9	19.3	127.3	19.1	129.2	21.5

Continuing operations	1,402.9	213.6	1,366.9	209.7	1,404.1	203.1
Acquisitions	61.7	6.0	—	—	—	—
Discontinued operations (1)	—	—	—	—	389.3	59.7

	1,464.6	219.6	1,366.9	209.7	1,793.4	262.8

(1)	Discontinued operations include results for Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays.

Gaming

Rank is one of the UK’s leading operators of bingo clubs with 124 bingo clubs under the “Mecca” brand name. In 2001 two new bingo clubs were acquired in Wakefield and Rotherham and two under-performing clubs were closed. Rank also has nine clubs in Spain and continues its expansion in this market.

Grosvenor Casinos is the second largest operator of casinos in the UK with 34 clubs. There are six clubs in London, including the two upper end casinos, the Clermont and the Park Tower. The Gloucester, the Connoisseur and the UK’s largest casino, the Victoria, as well as the newly opened Hard Rock casino, are also located in London. In addition there are 28 casinos in the UK outside London. There are also two casinos in Belgium. In total, Grosvenor Casinos operates approximately 395 gaming tables and has recently introduced automatic roulette machines. The rollout of automatic roulette machines is expected to be complete during the first half of 2003, with approximately 500 positions available. Grosvenor aims to keep its estate up to date by refurbishing and relocating casinos where appropriate with an emphasis on a stylish and modern atmosphere that reflects its commitment to a more contemporary style to attract a wider audience, particularly younger players. Following the success in relocating the casinos in Newcastle, Southampton, Cardiff, Great Yarmouth, Birmingham, Blackpool, Brighton and Huddersfield licenses have been granted for further relocations in Portsmouth and Plymouth. Grosvenor Casinos shows some slight seasonality, with its London Casinos tending to benefit from an influx of visitors in the summer.

Rank Leisure Machine Services operates 35,000 amusement machines in UK leisure venues.

The Group’s internet gaming site, Rank.com, was launched in November 2001. The site currently offers a range of exclusive fun-to-play and pay-to-play games. In January 2002, the Group was awarded a license by the Isle of Man Government to operate an on-line casino, which was launched in July 2002. Following the acquisition of Blue Square Limited, one of the UK’s leading on-line telephone betting businesses, in January 2003, the Group’s on-line activities are being brought together onto a single operating platform.

In its gaming businesses, Rank’s marketing of Grosvenor Casinos is subject to strict regulation (see “Government Regulations”, below, for more information). In its bingo businesses, marketing focuses on the individual customer base with limited advertising. During 2002, Rank’s on-line gaming marketing has focused on the existing Mecca and Grosvenor members although in the future more widespread marketing activities, with an emphasis on on-line partnerships, is expected to be carried out.

Hard Rock

Hard Rock has 61 owned and 48 franchised cafes worldwide. Rank owns the global rights to the Hard Rock brand name. The cafes offer American cuisine with a rock ‘n’ roll attitude and house the world’s most extensive collection of rock ‘n’ roll memorabilia. Hard Rock sells branded merchandise including ‘T’ shirts, baseball caps and other items of clothing, and collectors items such as Hard Rock pins. Each cafe has a merchandise shop and items can also be purchased from the Hard Rock website.

Hard Rock’s revenues tend to be seasonal with increased sales in the summer months as much of its revenues are related to tourism. The music business markets itself primarily through brand related activities such as Hard Rock Live! and other live performances.

Cafes in Leeds, Nottingham and Munich opened in 2002 as part of the development plan to further the Hard Rock presence in the UK and continental Europe. Cafes are being developed for 2003 openings in Cardiff, Lisbon and Cologne. In the US, new cafes opened in Austin, Pittsburgh and Minneapolis during 2002. Cafe sites are currently being developed in Detroit and Louisville.

A new franchised cafe opened in Tokyo, Japan in 2002 and a number of new cafes are expected to open in 2003, including Moscow—Russia, Catania—Italy, and Nassau—Bahamas.

Hard Rock is continuing to explore the use of its brand name within the hospitality sector, in particular in hotels and casinos. This follows the success of the Hard Rock Hotel in Las Vegas and the opening of the first Hard Rock international resort in Bali, which opened in 1998. Further hotels include the Hard Rock Hotel in Orlando, which opened in January 2001, and a resort hotel in Pattaya—Thailand, which opened in November 2001. The first urban hotel is scheduled to open in Chicago in early 2004. An agreement to license a branded Hard Rock Hotel to the Mississippi band of the Choctaw Indian Nation was entered into in December 2002, with hotel development to occur prior to 2007. A Hard Rock Beach Club concept is being developed and is expected to open in the second quarter of 2003 adjacent to the existing Choctaw casinos and future Hard Rock Hotel site. Hard Rock casinos opened in Manchester and London during 2002. Further opportunities are being pursued in this area and reinforce management’s belief that the brand can profitably lend itself to expansion outside of the restaurant operations.

The financing for the Hard Rock branded Seminole Indian Nation casino/hotel development in Florida was completed in May 2002, via the issuance of $315m of Capital Trust Agency Revenue bonds. The proceeds of the bonds are being used to construct the casino/hotel developments. The Group has subscribed for $25m of the bonds, which have a coupon of 10%, a stated maturity of 30 years and an average life of 17.5 years. The resorts will replace the Seminole Indian Nation’s existing gaming facilities located in Tampa and Hollywood (near Fort Lauderdale, Florida) and are expected to open in 2004. The Hard Rock license agreement relating to the casino/hotel developments has an initial term of 15 years from the opening of the facilities. Hard Rock is entitled to an annual license fee amounting to the total of:

•	the greater of 3% of net gaming revenues or $3m; and

•	3% of hotel room revenues.

Hard Rock will also receive the net profit from a new cafe at the Hollywood, Florida facility to be developed at a cost to Rank of approximately $3m.

Deluxe

Deluxe Film

Deluxe Film is a leading worldwide supplier of film processing services to the major producers and distributors of motion pictures. These services include the completion and duplication of release prints for cinema exhibition along with other services provided during the production of a film. Deluxe’s laboratories are based in Hollywood (California), Toronto, London, Rome, Barcelona and, through its joint venture with Atlab, Sydney. The Toronto laboratory became fully operational in 2002. Both the Toronto and Rome laboratories allow for lower costs and greater flexibility due to better design and more technically advanced equipment. Deluxe laboratories processed over 300 film titles in 2002 including Lord of the Rings—The Two Towers, Star Wars Episode II—The Attack of the Clones, Spider-man and Men in Black 2. The opening of the Rome laboratory in 2001 and the acquisition of the Barcelona laboratory in 2002 allows the Group to compete across the whole of Europe.

Management believes that Deluxe has a strong contractual position that gives it geographically exclusive supply agreements with a number of the major motion picture studios. The business has benefited from an increasing trend in the film industry to release films to a larger number of screens to maximize the benefits of the film’s initial marketing; this results in an increased number of prints being ordered. Deluxe expects this trend to continue as blockbuster films open with increasingly wider release patterns and on similar dates around the world.

In 2001, the Group started a program for the early extension of both film and video contracts with the aim of significantly increasing the average contracted length of time outstanding. Significant progress has been made in regard to this and as at December 31, 2002, Deluxe had two outstanding contracts which are expected to be renewed in 2003, representing approximately 16% of 2002 contracted volume. One of these contracts accounting for 8% of 2002 contracted volume has been extended to 2008 since year end, such that, contracts with studios representing 79% of 2002 contracted volume are now secured until 2005 or beyond. However, there can be no assurance that such extensions will continue, or that extensions will be signed with other studios.

The Universal film contract will not be renewed and this is likely to have some adverse effect from Spring 2003. However, Deluxe believes that the strong volume growth exhibited by the film business in the past three years will continue and this, together with a continuing drive to reduce costs and the effect of new developments, will mitigate the impact of the contract loss on the Group’s results.

On December 31, 2002, the Group acquired the remaining 50% of the equity of ETS for £14.2m, with payment contingent upon the achievement of certain earnings targets. The principal activity of ETS is the management of film studios’ inventory of film prints and the physical distribution of release prints and trailers. Similar to Deluxe, ETS holds long term contracts with motion picture studios for the provision of these services.

Revenues in Deluxe Film follow the release pattern of films, with peaks around the summer period, Thanksgiving and the Holiday season.

Deluxe Media Services

Deluxe Media Services is one of the largest international packaged media manufacturers in the world, offering complete VHS and DVD supply chain management solutions to major and independent movie studios, music producers, and corporate rights holders. Services range from large volume, high quality VHS and DVD duplication and packaging, to fulfillment and extensive direct-to-retail distribution and management. Supporting an international home entertainment client base, Deluxe operates manufacturing facilities strategically located in the US and Europe, providing a single-source for the home entertainment industry worldwide.

In 2002, Deluxe entered into a venture with Ritek Corporation of Taiwan, the world’s largest manufacturer of optical discs, resulting in an 80% ownership interest by the Group in Deluxe Global Media Services LLC. Both companies contributed their DVD related assets to the business in Europe and North America. Deluxe Global Media Services LLC offers DVD manufacturing and DVD compression, encoding and authoring services.

A further initiative in 2002 was the creation of the Deluxe Media Asset Management division. This division was established using both internal initiatives and the acquisition of Vision Entertainment, a high-quality provider of specialty fulfillment services for the entertainment industry, including digital and physical distribution, assembly, convention services, and warehousing. Deluxe Media Asset Management enables the delivery of entertainment content and collateral assets through a variety of distribution channels. Services include physical and digital asset storage, the development of archiving and cataloguing facilities, and website hosting and management.

Deluxe has the system capabilities and business knowledge to support the complete supply chain management of all components including masters, dry goods, print procurement, custom packaging, labels, and promotional items.

Deluxe currently performs storage, pick, pack and ship activities for over two million annual ship orders which contain DVD, VHS, and other popular media formats. Shipments range in size anywhere from a single title for multiple truckloads to Blockbuster, to individually customized direct-to-store replenishments for retailers including Wal-Mart, Kmart, Costco and Sam’s Club.

In the Home Entertainment industry, DVD continues to be the driving force. Consumer spending on sales and rentals in 2002 was split 57% for DVD and 43% VHS. Deluxe experienced a 20% drop in VHS units produced during 2002 and this trend is expected to continue as customers switch from VHS to DVD.

Both VHS and DVD production peaks in the third quarter, with preparation for increased sales in the run up to the Christmas holiday period. Deluxe markets itself through the development of relationships with the leading film studios.

US Holidays

Rank, through its subsidiary Resorts USA, owns and operates 15 Outdoor World private caravan (recreational mobile home) parks on the East Coast of the US involving the sale of memberships and the operation of sites. Resorts USA also has a hotel and develops and sells timeshares in the Pocono Mountains, Pennsylvania.

Universal investment

Rank’s 25% interest in Universal Hotels is held as a trade investment. Universal Hotels owns three resort hotels in Orlando, the Portofino Bay Hotel, the Hard Rock Hotel, and the Royal Pacific Resort Hotel, which opened in 2002. All three hotels are on land adjacent to Universal Studios Escape.

Rank also has a 10% investment in Universal Studios Japan, which opened a theme park in Osaka, Japan in March 2001.

Government Regulations

Many of Rank’s leisure and entertainment businesses are subject to government regulation in the UK and USA, including operating license requirements and regulations relating to land use and the provision of food and beverages. In particular, Rank’s UK gaming businesses are subject to the 1968 Gaming Act, the Lotteries and Amusements Act and the Gaming (Bingo) Act 1985.

In 1999, the UK government commissioned an independent review by the Gambling Review Body, to examine Britain’s gambling laws. Its report was published in July 2001 and recommended widespread change to existing legislation. Changes proposed included offering all forms of gambling under one roof, unlimited prizes for slot machines, substantially greater numbers of machines, a single Gaming Commission to regulate gaming and betting (including horse racing), together with the removal of many outdated regulations including the present ban on full casino advertising.

The UK Government response to the report of the Gambling Review Body, the White Paper “A Safe Bet for Success” (the “White Paper”) was published in March 2002 and considered all aspects of gaming regulation. The legislation proposed in the White Paper broadly followed the recommendations made by the Gambling Review Body in July 2001, the most significant points for Rank’s UK gaming businesses being:

•	a revised system of licensing and regulation for all operators of commercial gambling, overseen by a single statutory regulator, the Gambling Commission.

•	abolishment of “permitted areas” and the requirement to prove that there is an unmet local demand before a casino license is granted. This will mean that, subject to local planning, operators can build a casino anywhere in the UK rather than in areas permitted by the current legislation.

•	abolishment of the “24 hour rule” whereby bingo and casino customers must have been granted membership at least 24 hours before playing.

•	removal of legal restrictions on advertising. A code of practice for the industry, agreed between the gambling and advertising industries and the advertising regulators, will be drawn up to ensure advertisements do not target vulnerable sections of society.

•	removal of legal restrictions on the use of credit cards for gambling, except in gaming machines.

•	gambling debts are currently unenforceable by law; this would be revised to allow both gambling businesses and their customers to sue for recovery of their debts.

•	revision to the rules governing the number of gaming machines allowed in casinos (currently only 10 per casino) and the maximum prize available. Under the proposed legislation there will be an increase in the number of machines, although the level of this increase has not yet been determined, nor the maximum prize and stake levels, but machines may be linked within individual premises.

•	licensed gaming premises will be able to offer more than one type of gaming activity, for instance a Grosvenor Casino could offer sports betting and bingo as well.

•	customers are now allowed to consume alcohol on the gaming floor.

•	rollover prizes will be allowed in cash bingo games.

•	the provision of the full range of internet gaming services for operators based in the UK will be legalized.

The Group believes that these legislative changes will significantly increase the size of the UK gaming market. The impact on the Group’s UK gaming businesses will depend upon the timing of the changes, the reaction of competitors and whether the deregulation attracts new entrants to the market.

Sources and Availability of Raw Materials

Deluxe Film places significant reliance on a limited number of key suppliers. Worldwide there are only three principal suppliers for film—Kodak, Agfa and Fuji. The Deluxe Film businesses use all three suppliers.

4C    ORGANIZATIONAL STRUCTURE

The registrant, The Rank Group Plc, is the parent company of the Group. The following table details significant subsidiaries:

Name	Country of Incorporation
Grosvenor Casinos Limited	England and Wales
Mecca Bingo Limited	England and Wales
Rank Leisure Machine Services Limited	England and Wales
Rank Group Gaming Division Limited	England and Wales
Hard Rock Cafe International (USA) Inc.	US
Hard Rock International Limited	England and Wales
Hard Rock Canada Inc.	Canada
Deluxe Laboratories Limited	England and Wales
Deluxe Laboratories Inc.	US
Deluxe Toronto Limited	Canada
Deluxe Media Services Inc.	US
Deluxe Global Media Services LLC	US
(Rank owns 80% of the issued shares)
Rank America Inc.	US
Rank Group Finance Plc	England and Wales
Rank Overseas Holdings Limited	England and Wales
Rank Leisure Holdings Plc	England and Wales

Except where otherwise stated, Rank owns directly or indirectly 100% of the above companies and controls 100% of the voting powers in relation to each company.

4D    PROPERTY, PLANTS AND EQUIPMENT

The Group’s principal properties include the following:

Division	Property	Type	Purpose

Gaming	Victoria Casino—29,400 sq. ft.	Freehold	Gaming
	Clermont Casino—11,900 sq. ft.	Leasehold	Gaming

Deluxe	Pleasant Prairie—525,000 sq. ft.	Leasehold	Distribution

	Hollywood—100,000 sq.ft.	Freehold	Film processing

	Little Rock, Arkansas—740,000 sq. ft.	Leasehold	VHS duplication

	Ontario, CA—133,400 sq. ft.	Leasehold	DVD manufacturing

	Carson, CA—300,000 sq. ft.	Leasehold	DVD manufacturing

	Brentford—80,900 sq.ft.	Freehold	Video duplication

	Toronto—102,000 sq.ft.	Freehold	Film processing

	Denham—197,000 sq.ft.	Freehold	Film processing

	Rome—32,500 sq.ft.	Freehold	Film processing

In addition to the properties noted above, the UK Gaming operations utilize another 157 sites, of which 73 are freehold and 84 are leasehold. The value of these properties individually is not significant in a group context, however in aggregate they are significant to the Group’s operations.

Rank monitors the use of chemicals at its film processing sites to ensure compliance with all applicable regulations and thus minimize the risk of exposure to chemical hazards.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Please see “Introduction” which contains a cautionary statement regarding certain forward-looking statements contained in Item 5 as well as elsewhere in this document.

5A    OPERATING RESULTS

Critical Accounting Estimates

Rank’s main accounting policies are set out on page F-6 of the Consolidated Financial Statements and are determined in accordance with UK GAAP. The preparation of these financial statements requires the Group to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. The Group evaluates its estimates and judgements on an ongoing basis. Rank bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Contract advances

Rank believes that the accounting treatment for contract advances is a critical accounting estimate. The Deluxe businesses enter into contracts with major studio customers that span several years. As part of these contracts, Deluxe provides advance cash payments to the customers. Both Deluxe Media Services and Deluxe

Film capitalize the total commitment payable under each contract within debtors at the date of the agreement and record a corresponding liability on the balance sheet for any outstanding amounts. Within Deluxe Media Services, capitalized contract costs are amortized against revenue on a straight line basis over the life of the contract. Within the Deluxe Film businesses, contract advances are amortized on the basis of estimated total footage over the life of the contract, unless the terms of the contract indicate an alternative treatment would be more appropriate.

Within Deluxe Film the amortization rate is subject to revision as the contract progresses and estimated footage is compared to actual footage. The amortization expense in the profit and loss account will vary depending on the revised amortization rate. Revisions are made in the period in which the facts that give rise to the revision become known.

Impairment of long lived assets

Rank believes that the accounting treatment for the impairment of assets is a critical accounting estimate. Under UK GAAP, formal impairment reviews are required if adverse events or changes in circumstances indicate that the carrying values of assets may not be recoverable.

Under US GAAP, long lived assets held for use are tested for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. When impairment is believed to exist, an analysis is performed to compare the gross, undiscounted cash flows attributable to the asset over its remaining useful life to its carrying value. If the gross, undiscounted cash flows are less than the carrying value of the asset, impairment exists. The impairment loss is recorded as the difference between the asset’s carrying value and its fair value. Fair value is the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for measurement, if available. If quoted market prices are not available, the estimate of fair value is based on the best information available in the circumstances. The estimate of fair value considers prices for similar assets and the results of valuation techniques to the extent available in the circumstances.

The discounted future cash flows or the fair value noted above may be an estimation based on management’s best estimate given the relevant circumstances. Variations in these estimates arising from the use of different management assumptions could lead to differing carrying values of long lived assets on the Group balance sheet and, where recognized, differing impairment charges recorded in the profit and loss account in a period.

Recoverability of the carrying value of goodwill and other indefinite-lived intangibles

Rank’s accounting policy related to the annual impairment test for goodwill and other indefinite-lived intangibles is based on numerous estimates. Rank has a significant amount of goodwill related to acquisitions in prior years which is no longer amortized in accordance with US GAAP. Rank believes that the accounting estimates related to the recoverability of the carrying value of goodwill and intangible assets are critical accounting estimates because:

•	The valuation process is inherently judgemental and highly susceptible to change from period to period because it requires the company to make assumptions about future supply and demand related to its individual business units; what future sales prices will be and what cost savings will be achievable;

•	The value of the benefit that Rank expects to realize as a result of the recent acquisitions is inherently subjective;

•	In accordance with US GAAP, Rank determines the fair value of the reporting units using a weighted average cost of capital as the rate to discount estimated future cash flows. This rate may not be indicative of actual rates obtained in the market, if incremental borrowings are necessary; and

•	The impact of an impairment charge could be material to Rank’s financial statements.

If Rank materially fails to meet its forecasted sales levels, or anticipated cost reductions, or if weak economic conditions prevail in primary markets, the estimated fair values of Rank’s reporting units may be adversely affected resulting in impairment charges.

Tangible fixed assets

The Group’s accounting policy for tangible fixed assets is detailed in the Consolidated Financial Statements on page F-7. Tangible fixed assets are depreciated on a straight-line basis to write off the costs, less estimated residual value over the estimated useful life of the asset. Freehold land is not depreciated. The estimated useful economic lives of tangible fixed assets are based on management’s judgement and experience.

Changes in circumstances such as technological advances, changes to the Group’s business model, and or changes to the Group’s refurbishment and replacement strategy, could result in the actual useful lives differing from the estimates. In those cases where it is determined that the useful life of property or equipment should be shortened, the net book value in excess of the residual value would be depreciated over the revised remaining useful life. If the property and equipment is not maintained to a reasonable standard, the residual values selected may be affected.

In accordance with UK GAAP and US GAAP the Group evaluates the carrying value of fixed assets for impairment wherever circumstances indicate, in management’s judgement, that the carrying value of such assets may not be recoverable.

Pensions

The determination of Rank’s obligations and expenses under the UK defined benefit scheme is dependent on the assumptions used by actuaries in calculating such amounts. These assumptions are described on page F-40 and include among others the rate of return on investments, the valuation method and the rate of increase of pensionable remuneration. Whilst Rank believes its assumptions are appropriate, significant changes in the actual experience or significant changes in the assumptions may materially affect the amount of the Group’s future pension obligations or future pension costs.

Accrued liabilities

Accruals and provisions are by their nature subjective as they are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates as to the probable outcome and the amount of the potential cost of resolution. Accruals and provisions are recognized as a charge to the profit and loss account when, at the end of the period, it is probable that a liability has been incurred and the amount can be reasonably estimated. This obligation may be legal, regulatory or contractual in nature.

Management considers all of the available information at the end of the period to estimate the expenditure that the Group is likely to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded and information is presented in the notes to the accounts.

Due to inherent uncertainties in the evaluation process, actual losses may differ from the original estimated amount accrued at the end of the period. If the actual outcome is different from the assumptions and estimates, revisions to the estimated provisions would be required, which could impact the Group’s financial position and results of operations.

New accounting standards adopted by the Group

In 2002, the Group adopted FRS 19 “Deferred tax”. FRS 19 requires deferred tax to be accounted for on a full provision basis, rather than a partial provision process as in 2001 and earlier years. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the results reported for 2001 and 2000 here have been restated.

In 2002, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. This statement requires that goodwill no longer be amortized as of January 1, 2002. Additionally, goodwill recorded from business combinations occurring subsequent to June 30, 2001 has not been amortized. Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Upon adoption of SFAS 142, management completed an impairment assessment and have concluded that there is no impairment of goodwill or identifiable intangibles with indefinite lives. In addition, at December 31, 2002, the Group performed its annual impairment test and determined that there was no impairment necessary to the carrying value of goodwill.

Operating and Financial Review

The following operating and financial review describes significant trends and events and their impacts in relation to a true and fair presentation in accordance with UK GAAP. Certain items would be accounted for differently under US GAAP. Although the impacts of the differences are material to the results of operations and shareholders’ equity, these differences are non-cash in nature and relate primarily to differences in accounting for goodwill, depreciation methods, impairment of fixed assets, pension expense recognition and deferred tax.

The year ended December 31, 2002 (“2002”) compared to the year ended December 31, 2001 (“2001”).

Group results

Group turnover increased 7% to £1,464.6m from £1,366.9m in 2001. £61.7m of the turnover in 2002 related to acquisitions, the most significant of which was the Ritek transaction within Deluxe Media Services which accounted for £50.5m of the increase in turnover. The remaining improvement in turnover reflected strong growth in Gaming and Deluxe Film, offset by a weaker performance at Hard Rock and adverse currency movements. The effect of the movement in exchange rates between 2001 and 2002 was to reduce turnover by £37.8m.

Group operating profit before exceptional items was up 5%. Gaming had another excellent year with profit 10% ahead of 2001, reflecting both strong turnover growth and further improvement in operating margins in both Mecca Bingo and Grosvenor Casinos, offset by a £5m loss at Rank Interactive Gaming, comprising Rank.com and hardrockcasino.com. Deluxe Film profit was up 16% due to an exceptional release schedule and a first full year of contribution from the new laboratory in Rome. Deluxe Media Services’ profit was up 31%, helped by a first time contribution of £4.3m from the venture with Ritek and an improved result from distribution, which more than compensated for the decline in VHS volumes and margins. As expected, Hard Rock experienced a difficult year in the aftermath of the events of September 11, 2001. Operating profit in the Hard Rock division was down to £27.6m from £38.0m in 2001 with low levels of travel and tourism having a direct impact on the cafe estate, particularly on merchandise sales.

Group operating profit after exceptional items increased 24% to £213.4m from £172.2m in 2001. The results in 2001 included exceptional items of £37.5m relating to restructuring costs and the impairment of assets at Deluxe Media. The operating profit in 2002 includes a charge of £6.2m relating to the impairment of DVD assets in Deluxe Media. The exceptional items are discussed in more detail later in this section. 2002 operating profit included £4.3m relating to the venture with Ritek Corporation in July 2002.

Profit on ordinary activities before tax and after exceptional items for 2002 was £198.0m compared to £160.5m in 2001. The increase is largely attributable to the smaller exceptional items charge in 2002 of £2.3m compared to £27.6m in 2001. £8.9m of the 2001 exceptional items related to the restructuring of the European video business involving the closure of duplication plants in France and Holland and reorganization in the UK and Germany.

A further exceptional charge of £28.6m was recognized in 2001 following the decision to combine the Deluxe Video businesses in the US and Europe. Offsetting these charges was a non operating exceptional profit of £12.3m arising on the disposal of Arkansas real estate, plant and equipment.

Operating profit from joint ventures was £1.9m in 2002 compared to £2.7m in 2001. The profit for 2002 from joint ventures includes a non-operating exceptional profit of £6.7m resulting from the disposal of properties owned by the joint venture with British Land. An exceptional interest charge of £2.0m arose in the joint venture associated with the unwinding of a number of interest rate swaps. At the year end, joint ventures principally comprise the Group’s interest in ETS and Atlab. A 50% equity interest in Atlab was acquired on September 10, 2002.

Total cost of sales increased 6% to £1,049.1m in 2002 from £991.0m in 2001. £52.6m of this increase related to businesses acquired during 2002. Excluding acquisitions, cost of sales were similar to 2001. Total cost of sales expressed as a percentage of turnover remained comparable between years (2002 72%, 2001 72%).

Distribution and administrative expenses were £212.6m in 2002 compared to £212.5m in 2001. Other operating income was £10.5m in 2002 compared to £8.8m in 2001. The ratio of total operating profit before exceptional items to turnover was 15% in 2002 (2001 15%). Interest payable (excluding associates and joint ventures) was £22.6m in 2002 compared to £24.3m in 2001. The year on year reduction reflects a substantial reduction in average interest rates to 5.5%. Net debt was £399.1m at December 31, 2002 compared to £248.1m at December 31, 2001. The increase in net debt was mainly attributable to a number of advance payments made to film studios in relation to the extension or renewal of existing Deluxe contracts. These advance payments are in line with industry practice and are recoverable over the life of the contract.

Basic earnings per share before exceptional items, based on average ordinary shares of 589.2m compared to year end ordinary shares of 594.1m was 19.9p compared to 16.5p in 2001 (restated for FRS 19). The main reason for the increase is an improvement in operating profit resulting from acquisitions during the year and a reduction in interest reflecting lower effective interest rates.

Profit for the 2002 financial period was £136.7m (2001 £91.1m).

Basic earnings per share after exceptional items was 19.6p in 2002 (2001 11.9p). The increases reflect the reduction in exceptional charges year on year (2002 £1.7m, 2001 £27.6m). A further discussion on the nature of the exceptional items is given later in this section.

Divisional results

Gaming

Mecca Bingo

Turnover (including the results from acquisitions of £4.2m) increased to £474.5m in 2002 from £437.1m in 2001 and operating profit increased from £95.7m in 2001 to £104.8m (including profit on 2002 acquisitions of £1.5m) in 2002. The division’s momentum for revenue growth was maintained during the year and, accompanied by a keen focus on cost control, resulted in increased operating margins at Mecca Bingo, Grosvenor Casinos and Rank Leisure Machine Services.

In the UK, Mecca Bingo increased turnover by 3% and operating profit by 7% in 2002. The number of registered members increased by 4% to nearly 1.1 million and although admissions fell by 5%, this was more than compensated for by an 8% increase in spend per head, continuing the pattern experienced over the last few years. Mecca has been successful in attracting younger, higher yielding customers, with 45% of the membership now aged below 44. These players tend to visit less frequently but spend more per visit, especially on interval games, such as cashline bingo and machines, both of which attract high margins.

The roll-out of the recently permitted jackpot machines is continuing and is expected to further enhance machine revenue and profitability in the future. At December 31, 2002, 210 jackpot machines had been installed with plans for a total of 350 by the middle of 2003.

Mecca’s operating profit margin increased by a further 1% to 31% in 2002 despite an additional £3.5m in promotional costs, reflecting the growth in interval games and machines and underlining the strength of cost controls within the business.

In Spain, Mecca’s bingo operations produced a strong year-on-year performance reflecting the inclusion for the first time of the three additional clubs which were acquired during the first half for a net cash consideration of £15.0m, of which £9.2m was paid in 2002. The clubs contributed £1.5m of operating profit in the year and have benefited from the introduction of Mecca’s UK expertise.

Grosvenor Casinos

Grosvenor Casinos continues to benefit from the investment made over the last few years in relocating and refurbishing its casinos and from the enhancement of its product offering. Turnover was up 16% and operating profit increased 28%. This was despite a reduction in win percentage that for the estate as a whole fell from 17.8% in 2001 to 17.2% in 2002.

In London, the Group’s two upper end casinos—the Clermont and the Park Tower—increased revenue by 23%, due largely to a much higher win percentage, and doubled operating profit to £6.0m. The Park Tower is currently undergoing a major refurbishment that will extend its gaming space by 40%. At the other London casinos—the Victoria, Gloucester and Connoisseur—while admissions were up 3%, handle per head up 15% and turnover up 7%, operating profit was flat, partly reflecting increased costs associated with the introduction of later opening hours.

The provincial casinos delivered improved results in 2002. Admissions were up 6%, handle per head increased by 18% and turnover was up by 19%, despite a lower win percentage of 16.6%. Operating profits increased by 38% to £22.7m. The Brighton casino was relocated and opened in August 2002.

The two new Hard Rock casinos opened during the second half of 2002 and incurred an operating loss of £2.1m, including pre-opening costs of £1.4m. The first Hard Rock Casino opened in central Manchester in July, followed by the second casino which opened in November, near Leicester Square in the West End of London. Both casinos have enjoyed a strong start with impressive growth in both membership, now over 15,000 each, and also admissions, which for both casinos combined has reached over 6,000 per week.

The continued roll-out of electronic roulette is proving successful and there are now a total of 420 machines across the Grosvenor estate. Progressive Stud Poker, which links across Grosvenor casinos and was the first of its type in the UK, was introduced in the fourth quarter of 2002 and has proved popular to-date.

Rank Leisure Machine Services

Operating profit at Rank Leisure Machine Services increased during the year to £3.1m (2001 £2.3m).

Rank Interactive Gaming

Rank Interactive Gaming continued to build its customer base in 2002. As at December 2002, the business had over 75,000 registered customers and total stakes were running at an annualized rate of approximately £90m. The investment in building market share, together with start-up costs associated with hardrockcasino.com, which was launched in July 2002, resulted in an operating loss of £5.0m for the year.

On January 27, 2003, the Group completed the acquisition of Blue Square Limited, one of the UK’s leading internet and telephone betting businesses. The integration of Blue Square and Rank Interactive Gaming will create a substantial business with annualized stakes currently running at approximately £400m. Annualized cost savings of approximately £5m per annum have already been identified as well as a number of opportunities to cross-sell a variety of the games and betting products now available.

Hard Rock

Uncertainty and decline in the international travel market during 2002 continued to impact the performance of Hard Rock and operating profit fell 27% to £27.6m. The impact was particularly severe at some of the company-owned cafes where reduced levels of tourism contributed to a substantial reduction in higher margin merchandise sales. In addition, pre-opening expenses were £1.9m higher than last year, reflecting the opening of a further six cafes (Munich, Austin, Pittsburgh, Nottingham, Minneapolis, and Leeds). During 2003, new cafes are expected to open in Lisbon, Cologne and Cardiff.

Like for like sales for the year as a whole were down 2.4% with food and beverage sales up 2.1%, a creditable result in the circumstances. Merchandise sales were down 8.2%.

Like for like trends improved considerably during the fourth quarter, albeit against relatively weak comparatives in 2001. Total sales were up 5.2% with food and beverage up 8.1%. Since the year-end, after a good performance in January 2003, up 5.1% compared with the same period in 2002 like for like sales during February 2003 were negatively impacted by terrorist alerts in both the UK and the US, and by severe weather conditions in the northern states of the US. Overall, for the eight weeks to February 21, 2003 like for like sales were down 0.5%.

Hotel franchise and other income contributed £3.8m in 2002, including a dividend of £1.4m from the Group’s 25% interest in the Universal Rank Hotel partnership which owns three hotels in Orlando, including the Hard Rock Hotel. The development of new revenue streams from licensing the Hard Rock brand to other leisure-related activities has made good progress. Following the completion of its financing arrangements in May 2002, the Seminole Indian Nation development in Florida, comprising two new hotel and casino resorts, is now in-build and expected to open, at least partially, by the end of 2003. An arrangement with the Choctaw Indians for a beach club in Mississippi is now in place and is expected to open later this year. In the longer term, there is also a plan for a Hard Rock Hotel development on the same site. The new Hard Rock hotel in Chicago is scheduled to open in early 2004. These transactions demonstrate the value of the brand and Rank will continue to search for other attractive opportunities.

Despite the receipt of a one-off site fee of £1.0m relating to the Choctaw development, territory fees fell by £1.9m during the year.

Deluxe

Turnover increased 11% to £704.2m (including £57.5m turnover from 2002 acquisitions) in 2002 from £634.6m in 2001. Operating profit increased 20% to £89.0m (including £4.5m relating to acquisitions) in 2002 (2001 £74.1m).

Film Processing

Film processing had an exceptional year in 2002. A number of major blockbuster films were processed including Spider-Man, Star Wars Episode II—Attack of the Clones, Lord of the Rings—The Two Towers, and James Bond—Die Another Day, contributing to a record year for the business. Film footage was up 16%, turnover 8% and operating profit 16%, helped by a full year’s contribution from the Rome laboratory and the relocation of the Toronto laboratory which became fully operational in April 2002. The program for 2003 looks strong and includes Daredevil and Lord of the Rings—The Return of the King.

During 2002 Deluxe Film expanded its geographic coverage with the purchase of a new laboratory in Barcelona, acquired for £5.5m in November 2002, and in Australia through a technical and marketing joint venture with Atlab, the largest film processing business in Australasia. These developments have further enhanced the position of the film business in Europe and also provided an entry point into the attractive Asian market.

Deluxe also extended its range of services to studios through the acquisition of Capital FX and a 20% shareholding in EFILM. Capital FX was acquired in November 2002 for £9.0m (of which £6.0m is deferred) and is a leading player in the UK laser sub-titling and digital effects market. The 20% interest in EFILM, which is engaged in the digital production of film elements necessary for bulk film processing, was acquired in July 2002. The results of Atlab and EFILM are recorded within Deluxe associates and joint ventures.

On December 31, 2002, the Group acquired the remaining 50% equity of ETS that it did not already own. ETS is a distributor of release prints and trailers based in Los Angeles. The total consideration payable is up to £14.2m, of which £7.4m was paid in January 2003 and £6.8m is deferred until later years. Of the deferred consideration, up to £1.6m is contingent upon the future performance of ETS. This brings the total investment in ETS to £17.5m for 100% ownership.

The decision during the first half to renew the majority of Deluxe’s major film contracts has lengthened the average life of existing contracts such that some 79% of 2002 actual volumes are now secure until 2005 or beyond. The loss of the contract with Universal Studios will have an adverse impact on Film’s profits in the current year. However, Deluxe expects that underlying growth in film footage, the effect of new acquisitions and a continuing drive to reduce costs will mitigate the impact of the contract loss on the results for 2003.

Media Services

After a number of years of declining turnover and profit, Deluxe Media Services recorded a 31% growth in operating profit in 2002. The Group has made excellent progress in repositioning this business for the future, in particular through the formation of a new DVD replication venture with Ritek Corporation of Taiwan. This venture combines the DVD assets of Deluxe and Ritek in North America and Europe and creates a major force in the DVD market. Deluxe will pay a total of £33.8m to Ritek, spread over three years, for an 80% interest in the new venture which contributed £4.3m to Deluxe operating profit in 2002. The move into DVD, together with the continuing importance of distribution services and the entry into digital services, means that, over time, Deluxe will become much less dependent upon the declining video duplication market.

The worldwide replication market for DVD was estimated at approximately 1.74 billion units at the end of 2002, an increase of over 60% compared with the previous year. The timing of the Ritek transaction meant that Deluxe was able to benefit from the inclusion of its share of the profits during the busiest time of the year in the run up to Christmas. Deluxe replicated 69 million DVDs in 2002 (2001—6 million), including Star Wars Episode II—Attack of the Clones and Spider-Man. DVD revenues increased to £55.7m and the combined business produced an operating profit of £2.3m.

The market for VHS continues to be difficult as consumers switch to using DVD as their primary home entertainment platform. Total volumes were down by 10% while revenues were down by 16%, reflecting the continued price erosion being suffered as demand declines. During 2002, Deluxe duplicated approximately 224 million VHS cassettes (2001—250 million). While this performance was better than the market as a whole, it was not sufficient to prevent a fall in operating margin to 10.1% (2001—11.1%). The steady decline in VHS is expected to continue during 2003 and whilst we expect DVD volumes to grow strongly, the relative margins are such that overall profit for Deluxe Media Services is expected to decline in 2003.

With a capability to distribute both DVD and VHS, Deluxe has seen substantial volume growth within its distribution services business with the number of DVDs distributed having increased by 90% to 171m (2001—90m). While the volume of VHS distributed declined in 2002 by 20% to 272m, both revenue and profit from distribution activities increased substantially.

Digital services was formed in February 2002 following the acquisition of Vision Entertainment and the establishment of Deluxe Media Asset Management. Having invested in some of the most sophisticated technologies in the industry, as well as the development of bespoke software, the business has already secured a number of sizeable contracts to manage both physical as well as digital studio assets which are being securely delivered to entertainment industry customers around the world.

Deluxe associates and joint ventures

These comprise the Group’s interests in EFILM, Atlab, The Lab, a front-end laboratory based in Toronto, and ETS (which became a 100% subsidiary on December 31, 2002). Deluxe’s investments contributed £1.8m in 2002 (2001 £1.1m).

US Holidays

Resorts USA suffered from the reduced level of tourism but still managed a satisfactory result in the circumstances with operating profit of £8.1m (2001—£9.5m). The business generated net cash of £13.0m (2001 £13.3m).

	2002	2001
	£m	£m
Central costs and other
Central costs	(14.3)	(10.2)
Other	4.4	2.6

	(9.9)	(7.6)

The increase in central costs is largely as a result of a £6.5m provision (2001—£2.1m) in respect of the Group’s long term incentive plan for key employees.

Discontinued operations

There were no discontinued operations in 2002.

Acquisitions

During 2002, the Group made a number of acquisitions. Summary details are as follows:

The Gaming division acquired three Spanish bingo clubs during 2002. Total consideration was £15.0m of which £5.8m was deferred. The clubs contributed £1.5m to operating profit in 2002.

In July 2002 Deluxe entered into a venture with Ritek Corporation of Taiwan. The venture combined the DVD assets of Deluxe and Ritek in North America and Europe. Deluxe will pay a total of £33.8m to Ritek, spread over three years, for an 80% interest in the new venture which contributed £4.3m to Deluxe operating profit in 2002.

In November 2002, Deluxe Film acquired Capital FX for £9.0m (of which £6.0m is deferred). Capital FX is a leading player in the UK laser sub-titling and digital effects market.

In November 2002, Deluxe Film also acquired a laboratory in Barcelona for £5.5m.

In December 2002, Deluxe Film acquired the remaining 50% interest in ETS which it did not already own. The total consideration was £14.2m, of which £7.4m was paid in January 2003.

In January 2003, the Group completed its acquisition of Blue Square for a total consideration of £65m in unlisted, unsecured convertible loan stock. The loan stock, which is redeemable from the end of July 2003, is convertible into Rank ordinary shares at a price of 282p per £1 of loan stock held. Full conversion of the loan stock would result in the issue of 23 million new Rank ordinary shares.

In addition to the acquisition of subsidiary undertakings detailed above, the Group also acquired the following interests in joint ventures and associates during 2002.

In September 2002 the Group acquired 50% of the ordinary share capital of Atlab for a cash consideration of £4.8m. Atlab is a film processing business in Australasia. The acquisition is accounted for as a joint venture.

In July 2002, the Group acquired a 20% interest in EFILM for a cash consideration of £3.7m. EFILM’s principal activity is the digital production of film elements necessary for bulk film processing.

Geographical contributions

UK operations contributed 41% of turnover on existing operations in 2002 (2001 39%), and 47% of operating profit before exceptional items (2001 45%). North America contributed 48% of turnover on existing operations before acquisitions (2001 52%) and 44% (2001 46%) of operating profit before exceptional items in 2002. The rest of the world made up the balance.

Associates and joint ventures

British Land

The British Land joint venture made a contribution after interest and before exceptional items of £1.5m in 2002 (2001 £1.6m). The joint venture ended with the disposal of all its remaining properties in August 2002 for cash proceeds of £109m and net cash proceeds, after repayment of financing, for the Group of £16.6m. The disposal of properties on ending the joint venture with British Land generated an exceptional net profit before interest of £6.7m and an exceptional £2.0m charge associated with the unwinding of a number of interest rate swaps.

Deluxe associates and joint ventures

These comprise the Group’s interests in EFILM, Atlab, The Lab and ETS (which became a 100% subsidiary on December 31, 2002). These businesses contributed £1.8m net profit in 2002 (2001 £1.1m).

Interest expense

Interest on managed businesses was £1.7m lower in 2002, reflecting a substantial reduction in the average rate of interest to 5.5% which more than offset the impact of higher levels of debt. Interest cover, expressed as the ratio of Group operating profit before exceptional items to managed businesses’ interest, was 9.7 times in 2002 (2001 8.6 times).

Profit before tax and exceptional items

Profit before tax and exceptional items was £200.3m in 2002 compared to £188.1m in 2001.

Exceptional items

The net exceptional charge of £2.3m in 2002 comprises:

£m
Exceptional items within operating profit
—impairment of DVD assets within Deluxe	(6.2)

Non-operating exceptional items
—loss on disposal of continuing operations	(0.8)
—net loss on disposal of fixed assets in joint ventures—discontinued	(1.0)
—profit on disposal of interest in joint venture	7.7
Exceptional item within joint venture interest	(2.0)

Exceptional items after tax	(2.3)

The exceptional charge in 2002 reflects an impairment of the value of Deluxe’s investment in the ex Pioneer DVD facility which crystallized as a result of the venture with Ritek Corporation. The disposal of properties on ending the joint venture with British Land generated an exceptional net profit before interest of £6.7m and an exceptional £2.0m charge associated with the unwinding of a number of interest rate swaps.

Exchange rates

The average exchange rates used and the net translation effect of changes in average exchange rates between 2001 and 2002 are summarized in the table below.

	Average exchange rate		Impact on 2002
	2002	2001	Turnover	Operating profit
			£m	£m
US dollar	1.51	1.43	(31.5)	(4.1)
Canadian dollar	2.40	2.23	(8.3)	(1.3)
Euro	1.59	1.61	2.0	0.2

			(37.8)	(5.2)

Gaming			0.4	0.1
Hard Rock			(9.4)	(0.9)
Deluxe			(26.6)	(4.0)
US Holidays			(2.2)	(0.4)

			(37.8)	(5.2)
Interest				0.8

Net impact on profit before tax				(4.4)

Taxation

The Group has implemented FRS 19 “Deferred Tax”. This has resulted in an effective tax rate of 30.3% (2001 36.4% as restated). The current tax rate is 15.6% (2001 17.0%).

The year ended December 31, 2001 (“2001”) compared to the year ended December 31, 2000 (“2000”)

Overview

Despite poor trading conditions in the latter part of the year, the Group delivered improved financial results in 2001 compared to 2000. Earnings per share before exceptional items was 16.5p (as restated for FRS 19) compared to 16.2p in 2000 (as restated). See “New Accounting Standards adopted by the Group” above. This improvement reflects the benefits of the major restructuring of the Group in 2000 and growth in operating profit from continuing operations. Positive cash flow was reflected in the reduction of borrowings by £71.8m to £248.1m in 2001 from £319.9m in 2000.

Group Results

Total turnover decreased 24% to £1,366.9m in 2001 compared to £1,793.4m in 2000. The higher turnover in 2000 primarily related to the contribution from the discontinued businesses, which made no contribution in 2001. Discontinued operations in 2000 included Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays.

Total operating profit before exceptional items was up 3%. Operating profit at Gaming was up 16% compared to 2000. This increase in profit resulted from additional promotional activity, increased handle per head, improved margins and tighter cost control in 2001 offset by start up costs of £1.8m in Rank.com. Deluxe Film’s operating profit was up 11% due to an increase in film footage processed. Results in Deluxe Media were impacted by the loss of the Fox contract, contributing to a 18% decrease in operating profit compared to 2000. Hard Rock experienced a difficult year due to the events of September 11, 2001. Operating profit at Hard Rock decreased 18% to £38.0m in 2001.

Total operating profit after exceptional items decreased 21% to £172.2m in 2001 compared to £219.3m in 2000. The principal reason for this decrease was a £59.7m profit from operations that were discontinued in 2000 and made no contribution in 2001. The operating profit includes an exceptional charge of £37.5m in 2001 (2000 £43.5m). Exceptional items charged in 2001 are discussed in greater detail later in this section.

Profit on ordinary activities before tax and after exceptional items for 2001 was £160.5m compared to a loss of £341.1m in 2000. The increase was mainly due to £527.1m of exceptional items being charged in 2000 compared to a charge of £27.6m in 2001. The majority of exceptional items in 2000 related to the disposal of group businesses (£449.5m), the restructuring of group operations (£43.5m), the impairment of associates (£13.8m) and exceptional items on interest (£20.3m).

Operating profit from joint ventures in 2001 was £5.7m (after a non-operating exceptional charge of £0.6m) compared to £5.6m in 2000. The non-operating exceptional item in 2001 comprised a net loss incurred on the disposal of six properties by the British Land joint venture. Joint ventures principally comprised the Group’s interests in the British Land joint venture and ETS.

In 2001, there was no operating profit or loss from associates. Associated undertakings recorded an operating loss of £1.7m in 2000 after an exceptional charge of £13.8m related to Universal Studios Escape, which was sold during 2000. The exceptional charge is a provision for impairment of the carrying value of the Group’s interest in Universal Hotels, which has been retained by the Group.

Total cost of sales decreased 24% to £991.0m in 2001 from £1,311.1m in 2000. The majority of this decrease resulted from business disposals in 2000, as discontinued operations contributed £250.9m to cost of sales. Cost of sales on continuing operations decreased from £1,060.2m in 2000 to £991.0m in 2001 as a result of continuing improvements in cost control. Total cost of sales expressed as a percentage of turnover remains comparable between years (2001 72%; 2000 73%). Distribution and administrative expenses were £212.5m in 2001 compared to £270.8m in 2000. The decrease was mainly due to the business disposals in 2000 (£77.5m), although the decrease was partially offset by £11.3m of exceptional items included in administrative expenses in 2001. These exceptional items related to the restructuring of the Deluxe Video business in Europe and the impairment of the carrying value of information systems in the Deluxe Video businesses in the US and Europe.

Other operating income was £8.8m in 2001 compared to £7.8m in 2000. Other operating income was higher in 2001 due to an operating expense of £1.2m arising in discontinued operations recorded in 2000. Continuing operations in 2001 (£8.8m) were in line with continuing operations in 2000 (£9.0m).

The ratio of total operating profit before exceptional items to turnover was 15.3% in 2001 compared to 14.7% in 2000 due to improved cost control in 2001.

Interest payable was £43.1m below last year at £24.3m in 2001 (2000 £67.4m) reflecting a substantial reduction in average net debt for the year between 2000 and 2001. Net debt decreased to £248.1m at December 31, 2001 from £319.9m at December 31, 2000 due to continuing cash inflows during the year being used to reduce debt.

Basic earnings per ordinary share before exceptional items, based on average ordinary shares of 590.7m compared to a year end figure of 591.9 ordinary shares, was 16.5p (as restated for FRS 19) in 2001 (2000 16.2p restated).

Divisional results

Continuing operations include the results of Gaming, Hard Rock, Deluxe and US Holidays. The discussion in this section is before exceptional items which are discussed in detail later in this section under ‘Exceptional Items’.

Turnover from continuing operations decreased 3% to £1,366.9m in 2001 compared to £1,404.1m in 2000. In the first half of 2001 turnover was down 5%, but the comparison was distorted by the loss of the Fox US video contract in Deluxe and exceptional business at the Clermont casino in the first half of 2000. In the second half of the year turnover was flat despite an 11% decline at Hard Rock, which was impacted by the events of September 11, 2001, with Gaming up 6% and Deluxe up 1%. Gaming turnover increased in the second half of the year in both Mecca Bingo, as a result of additional promotional activity and Grosvenor Casinos, as a result of increased handle per head and good win margins.

Operating profit from continuing operations before exceptional items increased 3% to £209.7m in 2001 from £203.1m in 2000. The increase in operating profit from continuing operations reflects a 16% increase in Gaming profit and an 11% increase in Deluxe Film profit, offset by a decline in video profit and a decline in profit from Hard Rock, which was adversely affected by the events of September 11, 2001. Gaming profit increased in both Mecca Bingo, as a result of additional promotional activity and Grosvenor Casinos, as a result of increased handle per head and good win margins. The increase in profit from Gaming also resulted from improved margins and tighter cost control. Profit at Deluxe Film increased due to a 9% increase in film footage processed.

Each of the divisions is considered in more detail below.

Gaming

Turnover fell 1.2% to £437.1m in 2001 from £442.6m in 2000 and operating profit increased 16% to £95.7m in 2001 (2000 £82.4m). The increase in operating profit occurred despite start up costs for Rank.com, the Group’s on-line gaming site of £1.8m. Gaming increased operating profit by 65% over the last three years. The increase in operating profit resulted from additional promotional activity, increased handle per head (money wagered divided by the number of admissions), improved margins and tighter cost control in 2001.

Mecca Bingo

Total operating profit from Mecca Bingo increased 22%. Turnover was up 3% with continued 11% growth in spend per head (total revenue less winnings divided by the number of admissions) more than offsetting the decline in admissions. Mecca Bingo in the UK performed above expectations, increasing turnover by 3% and operating profit by 23% principally due to customers spending more on average per visit and the implementation of a number of promotional initiatives in the later part of the year. The Spanish bingo clubs continued to perform satisfactorily with operating profit of £3.5m in 2001 compared to £3.6m in 2000.

Grosvenor Casinos

Operating profit at Grosvenor Casinos increased 11% in 2001 compared to 2000. The results were driven by positive performances by the provincial casinos and the middle market London casinos. Operating profit from the two upper end casinos (Clermont and Park Tower) in 2001 was £3.7m lower than 2000, due to a combination of a stronger than usual year for the Clermont in 2000 and a lower than normal win percentage of 17.6% in 2001 (2000 21.8%). The middle market London casinos (the Victoria, Gloucester and Connoisseur) had an increase in turnover of 10% and operating profit of 26% in 2001 compared to 2000. Whilst admissions were flat, handle per head was up 4% in 2001 and the win percentage was 18.9% in 2001 (2000 17.9%). Trading in the provincial casinos was strong throughout 2001 with turnover up 13% and operating profit up 30% compared to 2000, due to the benefits achieved from later opening hours, a policy of selective relocation of casinos and installing automatic roulette positions across the estate.

Rank Leisure Machine Services

Rank Leisure Machine Services’ operating profit in 2001 was broadly in line with the previous year at £2.3m (2000 £2.2m).

Rank Interactive Gaming

The Group’s internet gaming site, Rank.com, was launched in November 2001. The site offers a range of exclusive fun-to-play and pay-to-play games.

Hard Rock

Hard Rock turnover decreased 5% to £248.4m in 2001 from £260.2m in 2000. Operating profit from Hard Rock was £38.0m in 2001, an 18% decrease compared to £46.3m in 2000. Hard Rock experienced a year with two distinct parts; the period up to September 11, 2001 in which sales and profits had improved, followed by the period ending December 31, 2001, when results were slightly above break-even.

Satisfactory progress was made in respect of increasing sales and operating profit in the first eight months of 2001 following the major changes made in 2000. The like for like sales trend had improved and at the end of August 2001 operating profit was 6% ahead of 2000. The events of September 11, 2001 had an immediate negative impact on the business, in particular in the major tourist markets such as Orlando, New York, Washington DC, Las Vegas, Hollywood, Paris, London and Rome. Like for like sales in the period from September 11, 2001 to December 31, 2001 were down 17%, with the more tourist dependent merchandise sales down 22%.

Deluxe

Turnover decreased 3% to £634.6m in 2001 from £651.1m in 2000. Operating profit increased 1% to £74.1m from £73.3m in 2000. The decrease in turnover mainly related to the loss of the Fox video contract, which was offset by an increase in film turnover, due to an increase in film footage processed. Operating profit increased to £74.1m in 2001 compared to £73.3m in 2000. Film profit increased, as a result of a 9% increase in film footage processed. The increase in film profit was offset by a decrease in video profit, mainly related to the loss of the Fox video contract, as noted above.

Film Processing

Film processing results improved as film footage processed was up 9% in 2001 compared to 2000 due to more prints of each film ordered (due to the increase in multiplex cinemas) and an increase in the average length of each film. Turnover was up 14% in 2001 over 2000 and operating profit was up 11% in 2001 compared to 2000. Turnover and operating profit increased in 2001 due to the increase in film footage processed. Operating profit is stated after a charge of £3.2m associated with the relocation of the Toronto laboratory (2000 £3.7m). Films processed in the year included Lord of the Rings, A Beautiful Mind, Moulin Rouge and Planet of the Apes.

Media Services

Turnover for the video business of £285.9m (excluding DVD turnover of £7.2m) in 2001 was £60.9m (17.6%) lower than 2000 turnover of £346.8m (excluding DVD turnover of £4.1m), most of which is accounted for by the loss of the Fox contract. The successful restructuring in the US in 2000 in part mitigated the impact of the loss of the Fox contract on operating profit. Operating profit decreased to £22.9m (excluding DVD loss of £2.7m) in 2001 compared to £29.4m in 2000 (excluding DVD loss of £4.7m). A similar restructuring exercise took place in Europe with the closure of duplication plants in France and Holland, and restructuring in the UK and Germany. The cost of these exercises have been charged as an exceptional item, which is discussed in detail later in this section, under “Exceptional Items”.

A further initiative in 2001 was to combine the US and European businesses under one management team and to consolidate information technology and systems globally. An exceptional charge of £28.6m has been recognized in the year, primarily relating to the carrying value of information systems. Exceptional items are discussed in greater detail later in this section under “Exceptional Items”.

A sale and leaseback of the real estate, plant and machinery at the Arkansas duplication facility was completed during 2001 resulting in a gain of £12.3m. The gain is included within exceptional items, which are discussed in greater detail later in this section under “Exceptional Items”.

Deluxe replicated 6.6m DVDs in 2001 (2000 3.3m). The increase in volumes in 2001 is mainly due to two additional months of production in 2001 compared to 2000 (Deluxe Digital Services was acquired at the end of February 2000) and an increase in business subcontracted to Deluxe in the last quarter of 2001. The DVD replication plant achieved improved volume and reported a reduced loss of £2.7m in 2001 (2000 (£4.7m)). The lower loss compared to 2000 was due to improved cost control and the increase in volumes in 2001. Deluxe distributed 90m DVDs during 2001 (2000 56m).

US Holidays

US Holidays turnover decreased by 7% to £46.8m in 2001 from £50.2m in 2000. Operating profit decreased 5% to £9.5m in 2001 from £10.0m in 2000 and generated net cash of £13.3m (2000 £13.5m). US Holidays was adversely affected by the events of September 11, 2001, which contributed to the decline in turnover and operating profit.

Central Costs and other

Central costs, comprising head office costs, were down from £10.6m in 2000 to £10.2m in 2001 due to tighter cost controls in 2001. Other income increased to £2.6m in 2001 from £1.7m in 2000. Other income relates to property profits associated with the Group’s remaining non-trading property portfolio.

	2001	2000
	£m	£m
Central costs	(10.2)	(10.6)
Other	2.6	1.7

	(7.6)	(8.9)

Discontinued operations

There were no discontinued operations in 2001.

Acquisitions

There were no acquisitions in 2001.

Geographical contributions

UK operations contributed 39% of turnover from continuing operations in 2001 (2000 38%) and 45% of operating profit before exceptional items in 2001 (2000 38%). North America contributed 52% of turnover from continuing operations (2000 55%) and 46% of operating profit before exceptional items in 2001 (2000 51%). The rest of the world, which included contributions from license and royalty fees of Hard Rock, made up the balance.

Associates and joint ventures

British Land

The British Land joint venture made a contribution after interest of £1.6m in 2001 (2000 £1.9m). The profit from the British Land joint venture declined following the disposal of properties accounting for around 20% of the value of the joint venture. The net loss on disposal of these properties is included within exceptional items, which are discussed later in this section under “Exceptional Items”.

Deluxe associates and joint ventures

The increased contribution from ETS of £1.1m in 2001 (2000 £0.3m), reflects the acquisition of a further 25% of ETS’s share capital on April 1, 2001 for £1.7m and a full year’s share of profits.

In November 2001, the Group acquired 33 1/3% of the common stock of The Lab for a cash consideration of Canadian $1.5m (£0.7m), and was granted options to acquire the remaining 66 2/3% of the common stock. The Group has the option to acquire the second 33 1/3% of the common stock in June 2003 and the remaining 33 1/3% of the common stock in March 2005. The Lab is a film laboratory in Toronto that principally offers developing services to the feature film, television and commercial markets. The Lab did not contribute a profit or loss to the Group in 2001.

Interest expense

Net interest incurred in 2001 was £43.1m lower than 2000, reflecting a substantial reduction in average net debt, a lower average rate and the net one-off profit of £2.8m on early redemption of fixed rate debt. The average interest rate decreased to 7.1% in 2001 from 7.5% in 2000 primarily due to the Group taking advantage of falling base interest rates by using interest rate swaps to convert some of the fixed interest rate debt into floating interest rate debt that was at a lower average rate. Interest cover, expressed as the ratio of Group operating profit before exceptional items to managed businesses’ interest, was 8.6 times in 2001 (2000 3.9 times) primarily due to the reduction in the level of interest paid. The fixed charge cover, expressed as the ratio of Group operating profit before exceptional items to managed businesses’ interest, preference dividends and ordinary dividends paid to minority interests was 4.6 times (2000 3.0 times) primarily due to the reduction in the level of interest paid.

Profit before tax and exceptional Items

Profit before tax and exceptional items was £188.1m in 2001 compared with £186.0m in 2000. The increase in profit resulted primarily from a decrease in the interest expense in 2001, as mentioned previously, offset by operating profit from discontinued operations in 2000.

Exceptional items

The Group incurred a net exceptional charge after tax of £27.6m in 2001. This charge is made up as follows:

£m
Exceptional items within operating profit
—Restructuring charge at Deluxe Media Europe	(8.9)
—Write off of information systems within Deluxe Media	(28.6)

(37.5)
Non-operating exceptional items within joint ventures	(0.6)
Non-operating exceptional items
—Disposal of Arkansas real estate, plant and equipment	12.3
—Other	(1.8)

(27.6)
Tax	—

Exceptional items after tax	(27.6)

Following the successful restructuring within the US video business in 2000, a similar exercise was undertaken in Europe. This exercise involved the closure of duplication plants in France and Holland and restructurings in the UK and Germany. The total cost of these exercises was £8.9m.

In August 2001, a decision was taken by the Group to combine the Deluxe video businesses in the US and Europe under one management team and consolidate the information systems and support arrangements. As a consequence of this decision, an exceptional charge of £28.6m has been recognized in 2001, primarily relating to the impairment of the carrying value of information systems.

The non-operating exceptional item within joint ventures is a net loss incurred on the disposal of six properties by the British Land joint venture.

In June 2001, Deluxe Video completed the sale and leaseback of the plant and machinery at the video duplication facility in Arkansas for proceeds of £27.3m. In December 2001, Deluxe Video also completed the sale and leaseback of the real estate in Arkansas for proceeds of £21.8m. The two transactions taken together realized a profit on disposal of £12.3m.

Exchange rates

The net translation effect of changes in weighted average exchange rates (as calculated by management) between 2000 and 2001 was to increase turnover by £28.8m and profit before tax and exceptional items by £3.0m. The increase in profit before tax comprised an increase in operating profit by £4.0m (Deluxe £2.4m, Hard Rock £1.1m, US Holidays £0.4m, and Gaming £0.1m) offset by higher interest payable of £1.0m due to a significant proportion of debt being denominated in US dollars. The weighted average rates of the principal operating currencies (as calculated by management) in 2001 were US dollar 1.43 (2000 1.50) and Canadian dollar 2.23 (2000 2.21). The strength of the US dollar benefited the Group in 2001.

Taxation

The effective tax rate on Rank managed businesses, excluding exceptional items, was 17.0% pre FRS 19 in 2001 (2000 pre FRS 19 21.5%). The effective rate benefits from the refinancing of the Group’s US interests as well as from prior year capital allowance disclaimers and US tax losses.

Four months ended April 30, 2003

Overall, trading for the year to date has been satisfactory. Only Hard Rock has been discernibly affected by the disruption to international travel and tourism. The Group continues to make progress on a number of fronts, with a variety of new development opportunities.

Gaming

The Gaming Division continues to perform well. In Mecca Bingo, the historic trends in the UK have continued, with lower levels of attendance being off-set by increased spend per head, resulting in turnover slightly ahead of last year. In Spain, the business has benefited from the acquisitions made in 2002.

In Grosvenor Casinos, overall turnover is up 8% since the start of the year. Trading within the provincial casinos has continued to be buoyant, with strong growth in both admissions and handle per head. The London casinos have had a mixed start to the year. The Clermont has traded well in the year to date, but performance at the Park Tower has been impacted by building work associated with its expansion; this is expected to be completed in June 2003. The three London-other casinos—the Victoria, Gloucester and Connoisseur—have performed in-line with last year. The recently opened Hard Rock casinos continue to make good progress and London is performing particularly well.

The integration of Blue Square with Rank.com is complete and there is now one organisation and a common systems base. Trading since completion has been good, with both improved turnover and margins. The £5m of annual cost savings identified at the time of acquisition has already been realised and more aggressive cross-marketing is planned over the coming months. A one-off exceptional charge of approximately £6m will be incurred in the first half relating to the costs of integration and rationalisation of the combined product portfolio.

Hard Rock

Hard Rock remains under pressure given the continuing reduced levels of international travel and tourism. Marketing efforts continue to be concentrated on encouraging local customers, and while food and beverage sales are slightly ahead of last year, merchandise sales are down 10%, leaving total like-for-like sales down by 4%. As announced at the time of the Preliminary announcement, action has been taken to reduce both cafe operating costs and central overheads.

The company-owned Cologne Hard Rock cafe has just opened, the Cardiff and Lisbon cafes are in build and the Hard Rock branded Choctaw beach club will open in June. The planned developments which extend the Hard Rock brand beyond pure restaurant operations, are progressing well. Both the Chicago hotel and the two casino and hotel developments on Seminole reservation land in Florida are proceeding on schedule.

Deluxe

Deluxe Film has had a good trading period, despite minimal volume from the Universal contract which ended in March 2003. The business has also benefited from positive contributions from the recent acquisitions of ETS, Image and Capital FX. One of the two outstanding film contracts yet to be renewed at the 2002 year end, representing 8% of total 2002 contracted footage, has now been secured until 2008. The renewal of the final outstanding contract is expected by the half year.

In Deluxe Media, much stronger DVD volumes have off-set the expected lower VHS volumes, to give an overall net increase in revenue, albeit at lower margins. The one outstanding North American VHS contract has been renewed and Deluxe Media has also gained the European portion of that business. Additional DVD business has been secured and DVD production is now in the process of being transferred from California to the lower cost plant in Arkansas. As a consequence, the Carson DVD facility in California will be closed, resulting in an exceptional charge of approximately £10m.

5B    LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The Group’s primary sources of liquidity are cash flows from operations and borrowings under various credit facilities. The Group generated a net cash outflow of £29.0m in 2002 (2001 net outflow of £43.8m). Cash flow from operating activities was an inflow of £107.3m in 2001 (2000 net inflow of £266.4m). Cash flows are dependent on the cash generation/consumption of the Group’s component businesses. The cash flows from component businesses are dependent on the general economic conditions prevailing in the markets in which the Group competes and a decline in the conditions in those markets, such as that experienced by Hard Rock immediately after the events of September 11, 2001, will have a negative impact on those cash flows. See “Item 3D Risk Factors” for a more complete discussion of the risks and uncertainties that could lead to fluctuations in the level of future cash flows.

At December 31, 2002, the Group had undrawn committed facilities available amounting to £113.2m (2001 £250m).

The debt facilities available to the Group are, in the opinion of the Rank Group, adequate to satisfy the current and expected levels of working capital required in the operating businesses. Debt levels at the Group have risen in 2002 due to significant payments of contract advances in the first three months of the year made to major customers in the Deluxe businesses to extend present contract agreements.

Borrowings

At December 31, 2002, net debt (defined as gross debt less cash and deposits) was £399.1m compared with £248.1m at December 31, 2001.

Debt levels are generally higher following payment of the interim and final dividends in May and October each year. The level of debt will also fluctuate according to the timing of capital expenditure during the year.

Net debt as a percentage of shareholders’ funds was 53% in 2002 compared with 34% at December 31, 2001 (as restated for the effect of FRS 19 “Deferred Tax”).

Up to May 2003, the Company’s Articles of Association provided that borrowings shall not exceed one and a half times the adjusted share capital and consolidated reserves of Rank. As at December 31, 2002, this limit was £1,044.5m compared with relevant borrowings of £463.1m. As at December 31, 2001, this limit was £1,082.0m compared with relevant borrowings of £305.0m. On May 6, 2003 the Company’s Articles of Association were amended to provide that borrowings shall not exceed two and a half times the adjusted share capital and consolidated reserves of the Group.

The Group’s borrowings as at the year end were not subject to any covenants or other restrictions that could trigger the early repayment of the debts. The Group’s committed facility of £250m is subject to covenants regarding the level of debt and interest in comparison to earnings before interest, tax and depreciation, however the Group continues to operate within the ranges prescribed. The Group’s ability to finance its operations through debt is not sensitive to movements in the credit ratings published by external third parties.

The maturity profile of Group’s borrowings and interest rate structure is set out in the table below as well as discussed in Note 18 of the notes to the Consolidated Financial Statements included in Item 17 to this Annual Report.

Group debt repayment obligations	Less than one year	1-2 years	2-5 years	After five years	Total
	£m	£m	£m	£m	£m
Short-term borrowings	35.3	—	—	—	35.3
Long-term borrowings	—	137.9	124.3	202.5	464.7
Capital lease obligations	3.5	2.4	0.4	—	6.3
Convertible preference shares	—	—	226.9	—	226.9

Total	38.8	140.3	351.6	202.5	733.2

At December 31, 2002, commitments to make payments under operating leases in the following 12 months were:

Group operating lease commitments	Land and buildings	Plant and machinery	Total
	£m	£m	£m
Leases expiring in one year	3.3	0.2	3.5
Leases expiring in two to five years	5.7	14.3	20.0
Leases expiring in more than five years	47.4	—	47.4

Total	56.4	14.5	70.9

At December 31, 2002, the Group had made commitments for capital expenditure of £24.1m (2001 £18.3m). The Group had also made guarantees of £38.9m in 2002 (2001 £50.6m).

Treasury policy

Rank seeks to achieve certainty of value on its foreign currency purchases and sales by buying or selling forward a portion of its estimated net currency requirements up to a year ahead, or longer where an external currency exposure exists, or is forecast to exist. At December 31, 2002, at least 80% of anticipated core currency transaction exposures for the following 12 months had been hedged. Balance sheet currency exposure in respect of investments in overseas subsidiaries is minimized by hedging the underlying asset position with currency borrowings or through the use of currency swaps.

Rank seeks to protect itself against material adverse movements in interest rates by undertaking controlled management of the interest rate structure on Group investments and borrowings. This exposure is managed by fixing interest rates on a portion of the Group’s borrowings dependent on the level of gearing.

The directors review and agree the broad policies and guidelines for all significant areas of treasury activity, including key ratios, funding and risk management. Implementation of these policies is carried out by the Group treasury department, under close management direction. The treasury function is not operated as a profit center.

Under UK GAAP Rank uses off-balance sheet financial instruments, including foreign exchange forward contracts and interest rate swaps, in its management of exchange rate and interest rate exposures. Off-balance sheet financial instruments are only used to hedge underlying commercial exposures. Therefore, while these instruments are subject to the risk of loss from changes in exchange rates and interest rates, such losses would be offset by gains in the related exposures. Rank does not speculate in derivative financial instruments. Realized and unrealized gains and losses on foreign exchange forward contracts that hedge firm third party commitments are recognized in income in the same period as the underlying transaction. Net interest paid or received on interest rate swap contracts is included in net interest expense.

Fair values

The estimated fair values of the Group’s financial assets and financial liabilities at December 31, 2002 and 2001 are set out below. The fair value of quoted borrowings are based on year end mid-market quoted prices. The fair values of other borrowings and the derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. The fair value of the convertible preference shares is calculated by reference to the open market value at year end.

Primary financial instruments held or issued to finance the Group’s operations:

	2002		2001
	Net carrying amount	Fair value	Net carrying amount	Fair value
	£m	£m	£m	£m
Short term financial liabilities and current portion of long term borrowings	(175.6)	(175.6)	(7.9)	(7.9)
Long term borrowings	(330.7)	(338.1)	(364.1)	(359.6)
Cash at bank and liquid investments	107.2	107.6	123.9	123.9
Other financial assets	27.7	27.7	36.7	36.7
Convertible preference shares	(226.9)	(237.7)	(227.2)	(234.3)
Other financial liabilities	(73.9)	(73.9)	(77.8)	(77.8)

The difference between net carrying amount and estimated fair value reflects unrealized gains or losses inherent in the instruments based on valuations at December 31, 2002. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Financial derivative instruments

The estimated current value of the foreign exchange forward contracts and interest rate swaps entered into to hedge future transaction flows and on-balance sheet exposures are set out below based on quoted market prices.

	Book value 2002	Current value 2002	Book value 2001	Current value 2001
	£m	£m	£m	£m
Interest rate swaps	—	10.5	—	4.1
Foreign exchange forward rate contracts	—	4.4	—	(14.9)
Foreign currency swaps	3.0	3.0	8.1	8.1

Shareholders’ equity

Shareholders’ equity exclusive of minority interests, was £748.6m at the end of 2002 compared with £728.7m (as restated for FRS 19) at the end of 2001.

Net assets per ordinary share at December 31, 2002 were 88p, compared with 85p (as restated for FRS 19) at the end of 2001.

If shareholders’ equity had been determined in accordance with US GAAP, shareholders’ equity attributable to the holders of ordinary shares would have been £867.2m at December 31, 2002 compared with £957.1m at December 31, 2001. See Note 35 of the notes to the Consolidated Financial Statements included in Item 17 to this Annual Report.

Related party transactions

For information on the Group’s related party transactions see “Item 7B Related Party Transactions”.

5C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Group has not undertaken any significant research and development during the past three years.

5D    TREND INFORMATION

The following trends, uncertainties and events could have a material impact on the Group’s net revenues, income from continuing operations, net income, liquidity and capital resources in the current financial year.

(i)	changes in consumer tastes and preferences/changes in discretionary spending priorities away from the Group’s products and services;

(ii)	increased raw material and employee costs;

(iii)	future exchange rate movements, in particular the US dollar;

(iv)	a decline in general economic conditions in the Group’s principal markets of the UK and the US;

(v)	changes in government regulations and the timing of implementation thereof.

Like for like sales in Hard Rock cafes have been negatively impacted during the first quarter of 2003 by terrorist alerts in the UK and US and in February by severe weather conditions in the northern states of the US.

Please see also the discussion of the four months ended April 30, 2003 above, which contains information regarding Rank’s results of operations during that period.

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A    DIRECTORS AND SENIOR MANAGEMENT

Directors

Alun Cathcart joined Rank as Chairman on May 1, 2001. Aged 59. He is Chairman of Selfridges Plc, Deputy Chairman of Avis Europe Plc, and Deputy Chairman of Belron International Limited.

Mike Smith joined Rank as Chief Executive on April 1, 1999. Aged 56. He is a member of the Executive Committee.

Ian Dyson joined Rank as Finance Director on September 13, 1999. Aged 41. He is a member of the Executive Committee.

Peter Jarvis joined Rank as an independent non-executive director in 1995. Aged 61. He is Chairman of Debenhams PLC.

Oliver Stocken joined Rank as an independent non-executive director in 1998. Aged 61. He is Deputy Chairman of 3i Group Plc, non-executive Chairman of Rutland Trust Plc and Stanhope plc and a non-executive director of GUS PLC, Novar plc and Pilkington plc.

John Sunderland joined Rank as an independent non-executive director in 1998. Aged 57. He is Chief Executive Officer of Cadbury Schweppes plc.

All the executive directors are eligible for annual performance-related bonus payments under a scheme established by the Remuneration Committee of Rank.

Senior Management

Peter Beaudrault was appointed President and Chief Operating officer of Hard Rock in January 1999. Aged 48. Resigned February 2003.

David Boden was appointed Managing Director of Gaming in January 1998. Aged 46.

Charles Cormick joined Rank as Company Secretary in 1995. Aged 52.

Cyril Drabinsky was appointed President, Deluxe Film Worldwide in September 2001. Aged 45.

Peter Pacitti was appointed President, Deluxe Media Services Worldwide in September 2001. Aged 45.

Christine Ray was appointed Group Human Resources Director in February 2001. Aged 55.

There are no family relationships between the directors and senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6B    COMPENSATION

Compensation of directors

In 2002 the compensation paid or accrued to directors was as follows:

	Year to December 31, 2002
	Base salary/fees	Annual bonus	Deferred bonus	Other* benefits	Total emoluments
	£000	£000	£000	£000	£000
Directors

Chairman:
Alun Cathcart	150	—	—	10	160

Executive Directors

Mike Smith	530	206	54	30	820
Ian Dyson	300	116	31	83	530

Non Executive-Directors

Peter Jarvis	33	—	—	—	33
Oliver Stocken	33	—	—	—	33
John Sunderland	29	—	—	—	29

*	Other benefits include a car or cash allowance paid in lieu, life disability and health insurance and relocation expenses, and in the case of Ian Dyson, a salary supplement of £60,000 in lieu of additional pension contributions.

Payments under the annual bonus scheme for 2002 were based on the achievement of operating profit targets and clearly defined personal objectives; the same criteria applied for deferred bonuses.

Compensation of Senior Management

The aggregate compensation received by Senior Management during 2002 was as follows:

Base salary	Annual bonus	Retention bonus	Other benefits	Total emoluments
£000	£000	£000	£000	£000
1,599	968	62	120	2,749

Payments under the annual bonus scheme for 2002 were based on the achievement of operating profit targets and clearly defined personal objectives.

The total amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to directors and senior management was £466,701.

6C    BOARD PRACTICES

Executive directors are appointed as directors without terms but they enter into service agreements, subject to prior notice of termination of either one or two years. The current non-executive directors do not have service agreements but serve under letters of appointment; their appointments were made on the understanding that they would normally be expected to retire from the Board of Directors at the conclusion of the seventh Rank annual general meeting following their appointment, although appointments could be extended thereafter by mutual agreement until the director attains the age of 70. Future non-executive appointments will be for an initial period of three years and subject to annual review thereafter.

In addition, Rank’s Articles of Association provide that each of the directors is subject to re-election by shareholders at the annual general meeting at intervals of not more than three years. If at any annual general meeting the place of a retiring director is not filled, the retiring director, if willing to act, is deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-appointment of that director has been put to the meeting and failed to achieve the requisite number of votes. Members of Senior Management who are not directors are also appointed without terms.

The following current directors have entered into service agreements with Rank:

(a)	an agreement dated April 10, 2001 between Rank and Alun Cathcart pursuant to which Alun Cathcart was appointed Chairman. The agreement may be terminated by either party on one year’s notice;

(b)	an agreement dated February 25, 1999 between Rank and Mike Smith pursuant to which Mike Smith is employed as Chief Executive. The agreement may be terminated by either party on one year’s notice. Termination will be automatic on Mr Smith’s 62nd birthday; and

(c)	an agreement dated August 17, 1999 between Rank and Ian Dyson pursuant to which Ian Dyson is employed as Finance Director. The agreement may be terminated by either party on one year’s notice. Termination will be automatic on Mr Dyson’s 60th birthday.

During 2002, no directors’ service agreements provided for benefits upon termination of employment.

The Audit Committee

The Audit Committee’s terms of reference are designed to enable the Committee to assist the Board in reviewing the effectiveness of internal control systems. The Committee also reviews financial statements to be published externally before their submission to the Board to ensure they present a fair assessment of the Group’s position and prospects. It also authorizes any change in accounting policies.

The complete terms of reference for the Audit Committee are as follows:

(i)	to keep under review the effectiveness of internal control systems so as to safeguard Rank’s assets and provide timely and meaningful management information. Such a review will include:

•	consideration of the external auditor’s management letter and Rank’s response to such letter;

•	consideration of the half yearly report from the internal auditors setting out the principal findings from their work and progress in completing the Annual Audit Plan;

•	review of the consistency of management information with statutory accounts and published information.

(ii)	to consider the appointment of the external auditor and any questions of resignations or dismissal and make recommendations to the Board;

(iii)	to discuss with the external auditors the nature and scope of the audit. Such discussions shall be after discussions between the external auditors and the Finance Director but before the audit commences;

(iv)	to agree on behalf of the Board the external audit fee proposals following discussions between the external auditors and the Finance Director;

(v)	to review the half year and annual announcement of results to the Stock Exchange and the financial statements before submission to the Rank Board, with particular emphasis on:-

•	any changes in reporting requirements or accounting practices;

•	the applicability of accounting policies and any changes from those adopted in previous periods;

•	major judgmental areas;

•	significant adjustments resulting from the audit;

•	the going concern assumption;

•	compliance with accounting and reporting requirements; and

•	any other issue considered significant by either the Finance Director of Rank or the external auditors.

(vi)	to review the scope of the internal audit;

(vii)	to ensure there is proper co-ordination between internal and external auditors;

(viii)	to review any shareholders’ circulars and Listing Particulars or similar public offering documents particularly with regard to any statements regarding profit forecasts or working capital requirements;

(ix)	to review the adequacy of the corporate governance aspects of Rank’s pension schemes; and

(x)	to consider such other topics as may be specified by the Board.

The Audit Committee meets not less than twice a year, and it meets at least annually with the auditors without executive management being present.

The members of the Audit Committee in 2002 were Oliver Stocken (Chairman), Alun Cathcart, Peter Jarvis and John Sunderland.

The Remuneration Committee

The Remuneration Committee is responsible for determining the remuneration packages of the Chairman, the executive directors and other members of the Executive Committee. The Committee meets not less than twice a year.

The complete terms of reference for the Remuneration Committee are as follows:

(i)	to consider and approve the terms of service and rewards, including bonus awards, profit sharing and other benefits, whether in cash or in kind, and pension and termination arrangements for all directors of the Company and also for such other senior executives as may be referred to the Committee by the Chairman of the Company;

(ii)	to authorize the grant of share options to executive directors and other senior executives under the Company’s executive share option schemes in accordance with the rules of the schemes and agreed guidelines; and

(iii)	to regularly review the Company’s remuneration policies and practices to facilitate the employment and motivation of personnel, with a view to providing the packages needed to attract, retain and motivate directors of the quality required but avoiding paying more than is necessary for this purpose.

The members of the Remuneration Committee throughout 2002, and who remain current members, were Peter Jarvis (Chairman), Oliver Stocken and John Sunderland.

6D    EMPLOYEES

The following tables disclose the average number of employees:

	2002	2001	2000
By Business Segment
Gaming	10,250	10,115	10,329
Hard Rock	5,862	5,206	5,404
Deluxe	4,770	4,604	4,333
US Holidays	933	984	1,015

Discontinued operations	—	—	15,916

Corporate	47	46	60

Average number of employees	21,862	20,955	37,057

By Geographical Region
UK	10,628	10,560	10,574
North America	8,772	8,190	8,778
Rest of World	2,462	2,205	1,789

Continuing operations	21,862	20,955	21,141
Discontinued operations	—	—	15,916

Average number of employees	21,862	20,955	37,057

Labor relations throughout the Group have generally been good during 2002. Currently, there are no union issues at any represented location which will threaten continuing relationships for the foreseeable future.

6E    SHARE OWNERSHIP

The directors’ interests in the securities of Rank, including options to purchase ordinary shares under the terms of Rank’s Executive Share Option Schemes (“ESOS”), Long Term Incentive Plan and Share Savings Schemes (“SAYE”) were, as of June 2, 2003 as follows:

	Share Options
	Ordinary shares	ESOS	SAYE	Exercise Price (p)	Expiry Date
Alun Cathcart	75,000	—	—	—	—
Ian Dyson	118,293	278,225 138,376 100,033	— — —	248.00 271.00 239.92	09.12.2009 05.23.2012 03.26.2013

Mike Smith	270,000	795,580 244,463 178,184	— — —	226.25 271.00 239.92	03.31.2009 05.23.2012 03.26.2013
Peter Jarvis	25,525	—	—	—	—
Oliver Stocken	39,469	—	—	—	—
John Sunderland	1,058	—	—	—	—

None of the directors beneficially own more than 0.04% of a relevant class of share.

Ian Dyson and Mike Smith have been granted the following conditional awards of ordinary shares pursuant to the Company’s 2000 Long Term Incentive Plan approved by shareholders at the annual general meeting in April 2000.

Director	Award of ordinary shares	Year of Conditional Award	Release Year
Ian Dyson	153,191 54,545 100,628	2001 2002 2003	2004 2005 2006

Mike Smith	283,687 96,363 179,245	2001 2002 2003	2004 2005 2006

Under the 2000 Long Term Incentive Plan, the release of awards is dependent upon the achievement of total shareholder return and earnings per share targets over three consecutive years; the total shareholder return performance is measured against a comparative group of companies. The maximum number of shares will only be released if the Company exceeds the total shareholder return of at least 75 per cent of the comparator group and produces real average annual growth of two per cent in earnings per share over the performance period.

In addition to the above interests, pursuant to the provisions of the Companies Act 1985, each executive director is deemed to be interested in the ordinary shares held by The Rank Group Plc Employee Benefit Trust. As at June 2, 2003, such interest totaled 2,252,076 ordinary shares.

None of the members of Senior Management beneficially own more than 0.02 per cent of a relevant class of shares. Their aggregate shareholding as at June 2, 2003 totaled 464,041 ordinary shares. The aggregate number of shares over which Senior Management hold options are as follows:

ESOS	SAYE
2,076,425	18,093

The exercise prices attaching to ESOS options range from 155.25p to 475.76p per ordinary share and the expiry dates of such options range from August 13, 2003 to March 26, 2013. The exercise prices attaching to SAYE options range from 141p to 271.58p per ordinary share and the expiry dates of such options range from October 31, 2003 to November 30, 2008.

The total number of ordinary shares in respect of which members of Senior Management have been granted conditional awards under the terms of the Rank Group 2000 Long Term Incentive Plan is 1,321,104.

Rank has three principal arrangements for involving employees in the capital of the Company. First, it operates a long term incentive plan for selected members of top management pursuant to which conditional awards of ordinary shares are granted, the vesting of which is dependant upon the achievement of two performance criteria, as detailed above.

Secondly, it operates an executive share option plan for employees of senior executive grade and above under which options over ordinary shares become exercisable, subject to the achievement of performance criteria. The current criteria is that there must be real annualized growth of at least 3% in normalized earnings per share over a three year period.

Thirdly, the Company operates a Share Savings Scheme under which participants agree to save a fixed monthly amount of up to £250 for three or five years, and then may use these savings together with any interest or bonus to acquire ordinary shares by exercising the option granted to them under the scheme. The price at which the ordinary shares may be acquired is set when the option is granted, usually at a discount of not more than 20% to the then prevailing market price. Although in the past, participation in share saving schemes has been extended to both UK and overseas employees, the schemes launched in 2001 and 2002 were limited to UK employees only.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A    MAJOR SHAREHOLDERS

As far as the Company is aware, no person is the beneficial owner of more than 5% of Rank’s ordinary share capital or of Rank’s convertible preference share capital.

As far as the Company is aware, Rank is not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person.

As of June 2, 2003, 4,940,901 ordinary shares (including 4,463,910 ordinary shares represented by 2,231,955 ADSs) were held by approximately 2,899 registered holders (including nominees) in the US. At such date their holdings represented 0.83% of the total number of ordinary shares outstanding.

As of June 2, 2003, 42,224 convertible preference shares were held by 14 registered holders in the US. At such date, such holdings represented approximately 0.02% of the total number of convertible preference shares.

7B    RELATED PARTY TRANSACTIONS

In July 2002, the Group purchased a controlling interest in DGMS. Group sales to DGMS were £4.0m (2001 £Nil, 2000 £Nil) and at December 31, 2002, DGMS owed the Group £6.2m (2001 £Nil, 2000 £Nil). During the year to June 10, 2003, Group sales to DGMS were £3.0m and DGMS owed the Group £15.8m.

In September 2002, the Group purchased a 50% interest in Atlab. Group sales to Atlab were £1.7m (2001 £Nil, 2000 £Nil), purchases were £16.6m (2001 £Nil, 2000 £Nil) in the period after acquisition. At December 31, 2002 the joint venture owed the Group £1.2m (2001 £Nil, 2000 £Nil). During the year to June 10, 2003 Group sales to Atlab were £1.1m, purchases were £6.3m and at June 10, 2003 the joint venture was owed £1.3m by the Group.

In December 2002, the Group purchased the remaining 50% of the common stock of ETS. During the year the Group charged ETS a marketing fee of £0.3m (2001 £0.3m, 2000 £Nil).

During the year the Group traded with its associate undertakings, The Lab and EFILM. Group sales to these associate undertakings totaled £0.9m (2001 £Nil, 2000 £Nil), purchases totaled £0.1m (2001 £Nil, 2000 £Nil), marketing fees totaled £0.2m (2001 £Nil, 2000 £Nil) and at December 31, 2002 these associates owed the Group £0.3m (2001 £Nil, 2000 £Nil). During the year to June 10, 2003 Group sales to these associate undertakings totaled £0.4m and marketing fees totaled £0.1m. At June 10, 2003 these associates owed the Group £0.2m.

During the year the Group traded with its joint venture investment, BLRP. £4.4m (2001 £10.7m, 2000 £12.4m) of rental payments to BLRP were made in the year.

The Group recharges the Rank Group UK Pension Schemes with the costs of administration and independent pension advisers borne by the Group. The total amount recharged in the year ended December 31, 2002 was £1.6m (2001 £1.5m, 2000 £1.8m). During the year to June 10, 2003 the Group recharged the Rank Group UK Pension Schemes £0.9m.

No other significant related party transactions occurred in 2002 or in the period from January 1, 2003 to June 10, 2003.

7C    INTERESTS OF EXPERTS AND COUNSEL

NOT APPLICABLE

ITEM 8	FINANCIAL INFORMATION

8A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 for a list of financial statements and schedules filed as part of this Annual Report.

Legal proceedings

Rank is involved in a dispute with Serena Holdings Limited over the purchase consideration for an acquisition in 1991 which has been referred to an expert for determination. The determination process provided for each party to present four written submissions; the fourth submissions were presented on March 31, 2003. The expert has indicated an intention to determine the result by December 31, 2003. The dispute concerns the accounts and the profits of the businesses based upon which an additional purchase consideration may be payable. In its fourth submission, Serena Holdings Limited has claimed that additional consideration of £35.9m is payable with interest due thereon. The Board of Directors are strongly resisting the payment of any further sum. At the present time, the outcome to the Group cannot be determined and the potential liability cannot be quantified. However, it is the opinion of the Board of Directors that it is unlikely that the outcome of this dispute will have a material effect on the Group’s financial position.

Subsidiary undertakings are involved in actions, including one class action suit, in the US. The actions are being vigorously contested. At this time it cannot be determined that the likelihood of outcomes unfavorable to the Rank defendants are probable. The Board of Directors believe that none of these actions will result in a material adverse effect on the financial condition of the Group.

Dividend distributions

The total dividend on ordinary shares was 13.2p in 2002, 12.6p in 2001, and 12.0p in 2000.

Any determination to pay dividends in the future will be at the discretion of the Board of Directors and will be dependent upon the Group’s results of operations, financial condition, capital expenditures, working capital requirements and other factors deemed relevant by the Board of Directors.

8B    SIGNIFICANT CHANGES

In January 2003 the Group completed its acquisition of Blue Square Limited, one of the UK’s leading internet and telephone betting businesses, for a consideration of £65m in unlisted, convertible loan stock, convertible into Rank ordinary shares at the rate of 282p for every £1 of loan stock held. Full conversion of the loan stock would result in the issue of 23 million new Rank ordinary shares.

ITEM 9	THE OFFER AND LISTING

9A    OFFER AND LISTING DETAILS

The following table shows the annual high and low market prices for both the ADS traded in the US and Rank’s ordinary shares traded in the UK.

	Rank ordinary shares		ADS
	High	Low	High	Low
	(pence)		(US $)
1998	410.00	205.50	14.00	7.00
1999	303.00	182.00	9.63	5.50
2000	207.00	133.00	6.88	4.00
2001	248.00	163.00	7.50	4.55
2002	309.00	218.25	9.48	6.65

For the last two years the high and low market prices are given for each quarter.

	Rank ordinary shares		ADS
	High	Low	High	Low
	(pence)		(US $)
2001
First quarter	190.50	168.00	5.63	4.75
Second quarter	233.00	174.50	6.60	4.88
Third quarter	248.00	163.00	7.50	4.55
Fourth quarter	230.00	182.00	7.00	5.45

2002
First quarter	308.75	218.25	8.50	6.65
Second quarter	309.00	246.83	8.80	7.55
Third quarter	293.00	218.40	8.68	6.70
Fourth quarter	299.55	231.50	9.48	7.50

Share price information for the most recent six months is as follows:

	Rank ordinary shares		ADS
	High	Low	High	Low
	(pence)		(US $)
November 2002	299.55	271.37	9.48	8.50
December 2002	289.75	231.50	9.00	7.72
January 2003	268.25	216.25	8.50	7.20
February 2003	252.10	213.00	7.90	7.13
March 2003	249.00	206.42	7.79	6.66
April 2003	272.00	225.25	8.19	7.30
May 2003	282.00	240.75	8.73	7.60
June through to June 9, 2003	258.50	243.00	8.42	7.80

9B    PLAN OF DISTRIBUTION

NOT APPLICABLE

9C    MARKETS

The principal trading market for the ordinary shares is the London Stock Exchange. American Depository Shares representing ordinary shares, for which JP Morgan Chase Bank is the Depositary, are quoted on the NASDAQ SmallCap Market. Each ADS represents two ordinary shares.

9D    SELLING SHAREHOLDERS

NOT APPLICABLE

9E    DILUTION

NOT APPLICABLE

ITEM 10	ADDITIONAL INFORMATION

10A    SHARE CAPITAL

NOT APPLICABLE

10B    MEMORANDUM AND ARTICLES OF ASSOCIATION

Rank was incorporated on December 22, 1995 under the Companies Act of England and Wales 1985 as a public company limited by shares, and registered under company number 3140769. The objects for which Rank were established can be found in Section 4 of the Memorandum of Association, and include, among other things, the carrying on of business as a holding company, and the carrying on, directly or indirectly, of any business of providing leisure or entertainment activity, and the production of any and all kinds of production, performance or entertainment.

Directors

Directors’ interests

A director may vote in respect of certain proposed contracts, arrangements or transactions in which he is interested and be counted in the quorum for such meeting, provided that such director declares the nature of his interest to the directors.

Directors’ remuneration

The aggregate of all fees payable to directors (excluding amounts payable to any director by reason of his holding a salaried employment in the Company) is £200,000 per annum, or such amount as determined by an ordinary resolution of the Company. Any director may be paid additional remuneration for his services, such remuneration to be determined by the directors. The directors may pay, or agree to pay, gratuities, pensions or other retirement, superannuation, insurance, death or disability benefits to any past or present director.

Directors’ powers

The directors may exercise all their powers to raise or borrow money in such manner as they may think fit, and may receive deposits, enter into guarantees and indemnities and mortgage or charge Rank’s undertakings, property, assets (present and future) and uncalled capital, and issue debentures or other securities outright or as security for any of the Company’s debts, liabilities or obligations, or those of any third party. The directors shall, however, restrict the Company’s borrowings (and those of its subsidiaries, through voting or other powers of control) to ensure that the aggregate principal amount of all borrowed moneys outstanding by the Company and its subsidiaries (the “Group”) shall not, without the sanction of an ordinary resolution, exceed two and a half times the aggregate from time to time of:

(1)	the amount paid up or credited as paid up on the Company’s issued share capital; and

(2)	the amount standing to the credit of the consolidated reserves of the Group, and the Group’s interest in the reserves of associated or related companies,

calculated and adjusted as set out in Article 102(A) of the Company’s Articles of Association.

Directors’ term of office and shareholding requirements

There are no shareholding requirements for a director to qualify for office. At every annual general meeting, one-third of the directors who are subject to retirement by rotation are retired from office (or if their number is not three or a multiple of three, the nearest to one-third thereof), provided that if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire. A retiring director is eligible for re-appointment. However, no person may be appointed as a director if at the time of his appointment he has attained the age of 70. A director must retire at the next annual general meeting held after he turns 70.

Share rights

Rank may issue sterling denominated ordinary shares (the “ordinary shares”), sterling denominated convertible cumulative redeemable preference shares (the “convertible preference shares”) and US dollar denominated preference shares (the “dollar preference shares” and, together with the convertible preference shares, the “preference shares”). The ordinary shares have a nominal value of 10p each, the convertible preference shares have a nominal value of 20p each and the dollar preference shares have a nominal value of US$1,000 each.

The ordinary shares rank pari passu among themselves, while the preference shareholders have certain income, capital and redemption rights in priority to the holders of ordinary shares, as set out below.

Preference shareholders have the right, exercisable on May 31 each year up to May 31, 2003, to convert any part of their holding of convertible preference shares into fully paid ordinary shares at the specified conversion rate.

Dividends

The dollar preference shareholders have the right to a cumulative preferential dividend payable in US dollars in priority to any dividend payable to the ordinary shareholders and the convertible preference shareholders, on such date and on such terms as determined by the directors. While any arrears of dividends payable on the dollar preference shares are outstanding, no dividends or other distributions may be declared, made or paid. The dollar preference shareholders have no further rights to participate in profits or assets.

The convertible preference shareholders have the right to receive a fixed cumulative preferential dividend at the rate of 8.25p per annum per 20p nominal amount, subject to any payment of dividend on the dollar preference shares, but in priority to the ordinary shareholders. The convertible preference shareholders do not have any further rights to participate by way of dividend in the Company’s profits.

The ordinary shareholders are entitled to dividends only as and when declared by the Company, but the directors have the right to offer ordinary shareholders the right to elect to receive new ordinary shares, credited as fully paid, in whole or in part, in lieu of any dividend paid or declared by the Company.

The directors may deduct from any dividend or other moneys payable in respect of any shares any sums of money presently payable by the shareholder on account of calls or otherwise in relation to the shares. Any dividend unclaimed for a period of twelve years from the date on which it first became payable shall be forfeited and reverts to the Company.

Capital

The dollar preference shareholders have the right on winding up or on any other return of capital (other than the purchase of shares by Rank) to receive in priority to the ordinary shareholders and the convertible preference shareholders, payment (in US dollars) of any arrears and accruals of dividends due in respect of them and the paid up or credited value of such shares, together with any premium paid on their issue.

The convertible preference shareholders have the right to receive £1 for every 20p nominal amount, and any arrears and accruals of dividends due on them subject to any amounts due to the dollar preference shareholders, but in priority to the ordinary shareholders. The convertible preference shareholders also have the right to receive pari passu with ordinary shareholders, a sum equal to amounts which would have been paid on the ordinary shares which would have arisen if the right to convert the convertible preference shares into ordinary shares at the rate of 5p nominal amount of ordinary shares for each £1,000 nominal amount of convertible preference shares had been exercised in full immediately prior to the commencement of the winding up or the return of capital, as the case may be.

Redemption

The dollar preference shares are redeemable at the Company’s option on any date to be determined by the directors for the payment of dividends, at par together with any premium paid on their issue and any arrears or accruals of dividends thereon. Rank may redeem any or all of the convertible preference shares after June 30, 2003. All outstanding convertible preference shares must be redeemed on July 31, 2007. The convertible preference shares will be redeemed at the sum of £1 per 20p of their nominal value, together with all arrears and accruals of dividends thereon.

Reserves and calls on capital

The directors may carry to reserves out of the Group’s profits such sums as they think proper which, at their discretion, shall be applicable for any purpose to which Rank’s profits may be properly applied. Pending such use, these sums may either be employed in Group businesses or invested. The directors may also, without placing the same to reserve, carry forward any of Rank’s profits.

The directors may from time to time make calls upon the shareholders in respect of any moneys unpaid on their shares, whether in respect of the nominal amount or on account of premiums thereon.

Variation of rights

The rights attached to each class of shares may only be varied if the holders of three-quarters of the issued shares of that class consent in writing to such variation, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of that class.

Voting

Subject to the restrictions below, every holder of shares who is present in person at any general meeting shall have one vote, and on a poll every holder who is present in person or by proxy shall have one vote for each share which they hold or represent.

The convertible preference shares do not carry any rights to attend and vote at general meetings, unless at the date of the notice convening such meeting, any dividends payable in respect of such shares have been in arrears for more than six months. In addition, the convertible preference shareholders are entitled to receive notice of, and vote at, a general meeting where a resolution is proposed varying or abrogating any of the rights attached to the convertible preference shares and/or a resolution is proposed for the winding up of the Company.

Annual and Extraordinary General Meetings

An annual general meeting and an extraordinary general meeting for the passing of a special resolution may be called by at least twenty-one clear days’ notice. All other extraordinary general meetings may be convened by fourteen days’ clear notice. All notices given must specify the place, day and time of the meeting and, in the case of special business, the general nature of the business to be transacted. The notice of such general meeting should also specify a time, which is not more than 48 hours prior to the meeting, by which a person must be entered on the register of members in order to have the right to attend or vote at the meeting.

Three members present by person or by proxy and entitled to vote at the meeting shall be a quorum. However, for a meeting at which the rights of any class of shareholders may be varied or abrogated, the quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of that class.

Ownership Rights

There are no restrictions on ownership of Rank’s shares, but the directors may refuse to register a transfer of shares to an entity which is not a natural or legal person, a minor or if the shares are to be held jointly by more than four persons.

Disclosure Requirements

The Companies Act 1985 applies in relation to the disclosure of share ownership in Rank. A person with a material interest of 3% or more in aggregate of Rank’s shares is required to notify the Company of his shareholding. After the 3% threshold is exceeded, Rank must be notified of increases or decreases of 1% or more. A person holding an interest, whether material or otherwise, in 10% or more of Rank’s shares is also required to notify us of such holding. The requirements of the City Code of Takeovers and Mergers will apply to any shareholder seeking to increase his shareholding in Rank.

In addition, Rank may, by notice in writing, require a person whom Rank knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in the Rank’s relevant share capital to confirm that fact or to indicate whether or not that is the case, and to give such further information as may be required relating to his interest in shares consisting of the Company’s relevant share capital.

A person failing to fulfil the obligations imposed by the Companies Act 1985 in relation to disclosure requirements may be subject to criminal penalties.

10C    MATERIAL CONTRACTS

No contracts (other than contracts entered into in the ordinary course of business) have been entered into by members of the Rank Group during the last two years, other than as disclosed below:

(a)	an agreement dated May 8, 2003, whereby Rank Group Finance Plc entered into a Note and Guarantee Agreement guaranteed by The Rank Group Plc to raise £336 million through a private placement of senior notes to a number of large US and UK investors, predominately comprised of insurance companies. The Company intends to use the proceeds from the placement to refinance existing obligations of the Group. The Note and Guarantee Agreement, among other things, places certain limitations on the Group’s ability and the ability of certain of the Group’s subsidiaries to borrow money, create liens on assets to secure debt, substantially change the general nature of the Group’s business, sell certain assets, merge with or into other companies, or enter into transactions with affiliates. The senior notes have maturities ranging from 2007 to 2018, with an average coupon of 5.5%.

10D    EXCHANGE CONTROLS

There are currently no UK foreign exchange control restrictions on the payment of dividends on ordinary shares or on convertible preference shares or on the conduct of the Group’s operations.

There are currently no limitations on grounds of nationality imposed by English law or by Rank’s Memorandum and Articles of Association on the rights of non-UK holders of ordinary shares and convertible preference shares to hold, own or vote such securities.

10E    TAXATION

The following discussion summarizes certain US federal income tax consequences and certain UK tax consequences of the ownership and disposition of ordinary shares and ordinary shares represented by ADSs evidenced by ADRs by US Holders. A “US Holder” is a beneficial owner of ordinary shares or ADSs that is (i) a citizen or individual resident of the US, (ii) a corporation or certain other entities, created or organized in or under the laws of the US or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust if a court within the US is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust. If a partnership holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds ordinary shares or ADSs, such Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the ordinary shares or ADSs. This summary applies only to US Holders who will hold ordinary shares or ADSs as capital assets. This summary is based (i) upon current UK tax law and UK Inland Revenue practice and US law and US Internal Revenue practice, including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect, (ii) upon the United Kingdom—United States Income Tax Convention that entered into force on April 25, 1980 as in effect on January 1, 2003 (the “1980 Convention”), and the United Kingdom—United States Convention relating to estate and gift taxes as in effect on the date of this Annual Report (the “Estate Tax Convention”), and (iii) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

US Holders should be aware that a new United Kingdom—United States Income Tax Convention entered into force on March 31, 2003 (the “New Convention”) and generally will have effect in respect of dividends paid on or after May 1, 2003. However, a US Holder entitled to benefits under the 1980 Convention may elect to have the provisions of the 1980 Convention continue for an additional twelve months if the election to apply the 1980 Convention would result in greater benefits to the Holder. If a US Holder were to make an effective election, the discussion below with respect to dividend payments made pursuant to the 1980 Convention would continue to apply to dividends paid by Rank prior to May 1, 2004. The discussion below notes instances where the relevant provisions of the New Convention will produce a materially different result for a US Holder. US Holders should note that certain articles in the New Convention limit or restrict the ability of a US Holder to claim benefits under the New Convention and that similar provisions were not contained in the 1980 Convention. US Holders should consult their own tax advisors concerning the applicability of both Conventions.

The following summary of certain US federal income tax considerations does not address all of the tax consequences to certain categories of US Holders who may be subject to special rules (such as US expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities brokers-dealers, persons who own, directly, indirectly or by attribution 10% or more of the share capital of Rank, or US Holders who hold ordinary shares or ADSs as part of hedging or conversion transactions) and US Holders whose functional currency for US tax purposes is not the US dollar, and the following summary of certain UK tax considerations does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes, (ii) whose holding of ordinary shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such US Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or (iii) that is a corporation which alone or together with one or more associated corporations, controls directly or indirectly, 10% or more of the voting stock of Rank.

Investors should consult their own tax advisors as to the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of ordinary shares or ADSs.

For US federal income tax purposes and for purposes of both Conventions, beneficial owners of ADSs will be treated as the owners of the underlying ordinary shares attributable thereto. Accordingly, the discussion of US federal income tax consequences to holders of ADSs (except where otherwise expressly noted) applies equally to holders of ordinary shares, and the discussion applicable to ordinary shares.

Taxation of Dividends

There is currently no withholding tax on dividends under UK tax legislation.

To the extent paid out of current or accumulated earnings and profits of the Company as determined under US federal income tax principles, a distribution made with respect to ordinary shares or ADSs (including any additional dividend income arising from a foreign tax credit claim as described below) will be includable for US federal income tax purposes in the income of a US Holder as ordinary dividend income on the day received by the US Holder, in the case of ordinary shares, or on the day received by the Depositary, in the case of ADSs. To the extent that such distribution exceeds the current and accumulated earnings of the Company, it will be treated as a non-taxable return of capital to the extent of the US Holder’s adjusted tax basis in the ordinary shares or ADSs and thereafter as taxable capital gain. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to US corporations under Section 243 of the Code in respect of dividends received from other US corporations. The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the date the dividend is received by the US Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs, regardless of whether the pounds sterling are actually converted into US dollars. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, a US Holder will have a basis in the pounds sterling equal to their US dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the pounds sterling generally will be treated as US source ordinary income or loss.

Under the 1980 Convention, US resident individuals who are the beneficial owners of dividends on ordinary shares are, with the exceptions mentioned below, entitled in theory to a payment from the UK tax authorities of the amount of the tax credit to which an individual resident of the UK would be entitled. The UK tax credit is currently equal to one-ninth of the amount of the net cash dividend paid. However, the 1980 Convention permits the UK tax authorities to withhold tax (at a rate of 15%) from the sum of the amount of the dividend and the amount of such associated tax credit in calculating the amount of the payment to which the US resident individual is entitled (however such withholding tax cannot exceed the amount of the hypothetical payment made under the 1980 Convention). Thus the UK withholding tax is currently considered equal to the UK tax credit and consequently US Holders will not be entitled to receive any net payment under the 1980 Convention after application of the UK withholding tax and will receive only the cash dividend. As an example, for illustration purposes only, a US Holder who is entitled to a cash dividend of £80 would also be entitled to a hypothetical Convention payment of £8.89 (one ninth of £80). However, since the UK withholding tax (15% of £88.89), would exceed the amount of the hypothetical Convention payment, no Convention payment will be made and the US Holder will receive only the cash dividend (here, £80). A US Holder will be taxable in the US on the full dividend and full hypothetical Convention payment (here £88.89), and will be treated as having paid a foreign tax equal to the hypothetical Convention payment (here, £8.89). The effect on each US Holder, however, will depend on circumstances that are particular to such holder, and US Holders are advised to consult their own tax advisors in this regard. Under the 1980 Convention, the foreign tax deemed paid generally will be available as a US credit or deduction. A US Holder electing to claim a foreign tax credit or deduction with respect to any UK withholding tax must file IRS Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701 (b)) with their income tax return for the year in which the foreign tax credit is claimed. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as income from sources outside the US and generally will constitute “passive income” or, for certain holders, “financial services income”. The rules relating to the determination of the foreign tax credit are very complex. US Holders that do not elect to claim a credit with respect to any foreign taxes paid in a given taxable year may instead claim a deduction for foreign taxes paid. A deduction does not reduce US federal income tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

There will be no hypothetical Convention payment and no notional UK withholding tax applied to a dividend payment made under the New Convention. Therefore it will not be possible for US Holders to claim a foreign tax credit in respect of any dividend payment made by Rank on or after May 1, 2003 (or May 1, 2004 in the case of a Holder who effectively elects to extend the applicability of the 1980 Convention as described above). US Holders should consult their own tax advisors to determine whether the US Holder is eligible for benefits under the 1980 Convention and the New Convention, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from Rank, and whether it may be advisable in light of the Holder’s particular circumstances to elect to have the provisions of the 1980 Convention continue in force until May 1, 2004.

Taxation of capital gains

Under present UK law, individuals who are neither resident nor ordinarily resident in the United Kingdom and companies which are not resident in the United Kingdom will not generally be liable to UK tax on capital gains recognized on the sale or other disposition of their ordinary shares or ADSs unless, broadly, they are held in connection with a trade, profession or vocation conducted in the United Kingdom through a branch or agency.

For US federal income tax purposes, upon the sale or other disposition of ordinary shares or ADSs, a US Holder will recognize capital gain or loss in an amount equal to the US dollar value of the difference between the amount realized in consideration for the disposition of the ordinary shares or ADSs and the US Holder’s adjusted tax basis (determined in US dollars) in the ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss and will be treated as long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year at the time of disposition. In the case of a US Holder who is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. For US federal income tax purposes, the deductibility of capital losses is subject to significant limitations.

Deposits and withdrawals of ordinary shares by US Holders in exchange for ADSs will not be subject to any US federal income tax.

Recent US Tax Law Changes Applicable to Individuals

Recent US tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Finally, “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends received from US corporations as well as from certain non-US corporations. The exact extent to which dividends paid by non-US corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present, but it is anticipated that a number of uncertainties will be clarified through administrative pronouncements throughout the remainder of 2003. In the meantime, investors are urged to consult their own tax advisors regarding the impact of their particular situations of the provisions of the 2003 Act.

Passive Foreign Investment Company status

Rank believes that it will not be classified as a Passive Foreign Investment Company (a “PFIC”) for US federal income tax purposes, but this conclusion is a factual determination that must be made annually and thus may be subject to change. If Rank were to become a PFIC, the tax on distributions on Rank’s shares and on any gains realized upon the disposition of shares may be less favorable than as described herein. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the ordinary shares or ADSs.

US information reporting and backup withholding

Dividend payments made to holders of ordinary shares and ADSs and proceeds from the sale, exchange or redemption of ordinary shares or ADSs may be subject to information reporting requirements and US federal backup withholding tax at a current rate of 28%. Certain exempt persons (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status in connection with payments received in the US or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the US Internal Revenue Service and furnishing any required information.

UK inheritance tax

Under the Estate Tax Convention, ADSs or ordinary shares held by an individual shareholder who is domiciled, for the purposes of the Estate Convention, in the US and is not, for the purposes of the Estate

Convention, a national of the United Kingdom will not be subject to the UK inheritance tax upon the individual’s death or on a chargeable transfer of the ADSs or ordinary shares during the individual’s lifetime, unless the ADSs or ordinary shares are placed in trust by a settlor not domiciled in the US or are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base used for the performance of such services situated in the United Kingdom. In the exceptional case where the ADSs or ordinary shares are subject both to UK inheritance tax and to US federal estate or gift tax, the Estate Convention generally provides for double taxation to be relieved by means of a credit.

UK Stamp Duty and Stamp Duty Reserve Tax (“UK Transfer Taxes”)

A written transfer on sale of ordinary shares will be subject to stamp duty at a rate of 0.5% of the stampable consideration for that sale. An agreement for the transfer of ordinary shares will be subject to stamp duty reserve tax of 0.5% of the consideration for that transfer.

The issue/transfer of ordinary shares to the Depositary in exchange for an ADS is subject to Stamp Duty Reserve Tax equal to 1.5% of the value of such shares. Under current UK tax legislation, UK Transfer Taxes will not be payable in respect of a transfer/agreement to transfer an ADS provided that any instrument by which the ADS is transferred is executed outside the United Kingdom and remains outside the United Kingdom.

Generally, UK Transfer Taxes will be imposed when the ordinary shares represented by an ADS and held by the Depositary are subsequently transferred by the Depositary upon the surrender of the ADS. The amount of UK Transfer Taxes will be £5 per instrument of transfer provided the person to whom the transfer of those ordinary shares is made is the original owner of the ADS.

10F    DIVIDENDS AND PAYING AGENTS

NOT APPLICABLE

10G    STATEMENT BY EXPERTS

NOT APPLICABLE

10H    DOCUMENTS ON DISPLAY

All reports and other information that Rank has with the US Securities and Exchange Commission may be inspected at the SEC’s public reference facilities at 450 Fifth Street, NW, Washington DC 20549, USA. These reports may also be accessed via the SEC’s website at www.sec.gov.

Copies of the documents concerning the Company which are referred to in the Annual Report may be inspected at the registered office of the Company.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The table below provides information about the Group’s market sensitive instruments and constitutes a “forward-looking statement” within the meaning of Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. All items described below are non-trading and are denominated in sterling.

The Group’s major market risk exposure is changing interest rates in the UK and the US. The Group’s policy is to manage these exposures through the use of a combination of fixed and floating interest rates. Interest rate derivatives may be used to adjust the interest rate exposures when appropriate to attain the desired fixed/floating ratios.

The Group hedges exchange rate exposures of foreign currency denominated assets by hedging these assets with corresponding foreign currency borrowings on a UK GAAP basis. Interest and principal repayments expose the Group to market risk associated with exchange rate movements. The Group’s policy is to hedge major foreign currency transaction exposures through the use of forward contracts. These contracts are entered into with financial institutions of high credit standing.

Year end maturity dates	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 2002
	£m	£m	£m	£m	£m	£m	£m	£m
Assets—variable rates

Short term deposits	1.5	—	—	—	—	—	1.5	1.5
Current asset investments	24.0	—	—	—	—	—	24.0	24.4
Cash	81.7	—	—	—	—	—	81.7	81.7

	107.2	—	—	—	—	—	107.2	107.6

Debt—Fixed rates

£125m Eurobond due 2008	—	—	—	—	—	(125.0)	(125.0)	(129.6)
$200m Yankee Bond due 2004	—	(37.3)	—	—	—	—	(37.3)	(62.8)
$100m Yankee Bond due 2008	—	—	—	—	—	(12.4)	(12.4)	(20.6)
$24.8m Yankee Bond due 2018	—	—	—	—	—	(15.4)	(15.4)	(23.2)

Debt—Variable rates

$200m Yankee Bond due 2004	—	(87.0)	—	—	—	—	(87.0)	(146.4)
$100m Yankee Bond due 2008	—	—	—	—	—	(49.7)	(49.7)	(82.6)
Lease obligations	(3.5)	(2.4)	(0.3)	(0.1)	—	—	(6.3)	(6.3)
Other (uncommitted facilities)	(21.7)	—	—	—	—	—	(21.7)	(21.7)
Other (committed facilities)	—	(151.5)	—	—	—	—	(151.5)	(151.5)

Net debt at December 31, 2002	82.0	(278.2)	(0.3)	(0.1)	—	(202.5)	(399.1)	(537.1)

	2001 Total	Fair value 2001
	£m	£m
Assets—Variable rates

Short term deposits	48.5	48.5
Current asset investments	6.3	6.3
Cash	69.1	69.1

	123.9	123.9

Debt—Fixed rates

£125m Eurobond due 2008	(125.0)	(120.2)
$200m Yankee Bond due 2004	(41.2)	(41.2)
$100m Yankee Bond due 2008	(13.7)	(13.0)
$100m Yankee Bond due 2018	(31.5)	(27.8)

Debt—Variable rates

$200m Yankee Bond due 2004	(96.3)	(96.0)
$100m Yankee Bond due 2008	(55.0)	(51.9)
Lease obligations	(2.6)	(2.6)
Other (uncommitted facilities)	(6.8)	(6.8)

Net debt at December 31, 2001	(248.1)	(235.6)

Firm commitments, forward foreign exchange contracts	2003	2004	2005	2006	2007	Thereafter	Total	Fair value 2002
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling equivalent of outstanding contracts
USD : CAD	81.1	44.3	5.6	1.6	—	—	132.6	5.2
GBP : EUR	6.8	—	—	—	—	—	6.8	(0.7)
GBP : CAD	4.0	—	—	—	—	—	15.6	0.1
USD : GBP	15.6	—	—	—	—	—	159.0	—

	107.5	44.3	5.6	1.6	—	—	4.0	4.6

Firm commitments, forward foreign exchange contracts	2002	2003	2004	2005	2006	Thereafter	Total	Fair value 2001
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling equivalent of outstanding contracts
USD : CAD	94.4	68.5	16.7	4.8	3.2	—	187.6	(13.1)
USD : EUR	6.1	—	—	—	—	—	6.1	0.1
USD : GBP	89.1	—	—	—	—	—	89.1	(1.9)

	189.6	68.5	16.7	4.8	3.2	—	282.8	(14.9)

	2003	2004	2005	2006	2007	Thereafter
Average interest rates—December 31, 2002
£125m Eurobond due 2008	—	—	—	—	—	7.250%
$200m Yankee bond due 2004	—	6.750%		—	—	—
$200m Yankee bond due 2008	—	—	—	—	—	6.375%
$45.8m Yankee bond due 2018	—	—	—	—	—	7.125%

	2002	2003	2004	2005	2006	Thereafter
Average interest rates—December 31, 2001
£125m Eurobond due 2008	—	—	—	—	—	7.250%
$200m Yankee bond due 2004	—	—	—	6.750%	—	—
$200m Yankee bond due 2008	—	—	—	—	—	6.375%
$200m Yankee bond due 2018	—	—	—	—	—	7.125%

There have been no material quantitative changes in market risk exposures between this current and preceding fiscal year. Currency exposures are netted by currency and hedged forward for up to five years using forward foreign exchange contracts. At December 31, 2002 at least 80% (2001 90%) of anticipated core currency transaction exposures for the following twelve months had been hedged.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NOT APPLICABLE

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

NOT APPLICABLE

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NOT APPLICABLE

PART III

ITEM 15	CONTROLS AND PROCEDURES

The Group’s Chief Executive and Finance Director (the “Officers”), after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to the Officers by others within the Group, particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Group’s Chief Executive and Finance Director completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group’s internal controls requiring corrective actions.

ITEM 16	RESERVED

PART IV

ITEM 17	FINANCIAL STATEMENTS

(a)    The following financial statements are filed as part of this Annual Report:

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Rank Group Plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of The Rank Group Plc and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002, and the determination of consolidated shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 35 to the consolidated financial statements.

As discussed on page F-6 to the financial statements, the Company changed its method of accounting for deferred taxation in 2002.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The schedule listed in the Index to Financial Statements and Schedules appearing under Item 17 is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

London, England

February 28, 2003 except for Note 35 as to which the date is June 11, 2003.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	2002		2001 (as restated)		2000 (as restated)
		£m		£m		£m
Turnover	1,2
Continuing operations		1,402.9		1,366.9		1,404.1
Acquisitions		61.7		—		—
Discontinued operations		—		—		389.3

		1,464.6		1,366.9		1,793.4

Operating profit	1,2
Before exceptional items		213.6		209.7		203.1
Exceptional items		(6.2)		(37.5)		(43.5)

Continuing operations		207.4		172.2		159.6
Acquisitions		6.0		—		—
Discontinued operations		—		—		59.7

Group operating profit		213.4		172.2		219.3

Share of operating profit in joint ventures and associates
Joint ventures before exceptional items	11	5.3		6.3		5.6
Associated undertakings before exceptional items	12	(0.5)		—		12.1
Exceptional items		—		—		(13.8)

Total		4.8		6.3		3.9

Non-operating items	3
Net profit on disposal of fixed assets-continuing		—		12.3		—
Loss on disposal of continuing operations		(0.8)		(0.7)		(0.6)
Loss on disposal of interests in associates		—		—		(195.7)
Loss on disposal of discontinued operations		—		(1.1)		(253.2)
Net loss on disposal of fixed assets in joint ventures-discontinued		(1.0)		(0.6)		—
Profit on disposal of interest in joint venture		7.7		—		—

Profit (loss) before interest		224.1		188.4		(226.3)

Net interest payable and similar charges
Group before exceptional charges	4	(22.6)		(24.3)		(67.4)
Group exceptional charges	4	—		—		(20.3)
Joint ventures before exceptional charges	11	(1.4)		(3.6)		(3.5)
Joint ventures exceptional charges		(2.0)		—		—
Associated undertakings	12	(0.1)		—		(23.6)

		(26.1)		(27.9)		(114.8)

Profit (loss) on ordinary activities before tax		198.0		160.5		(341.1)
Tax on profit (loss) on ordinary activities	5	(59.2)		(67.5)		172.5

Profit (loss) on ordinary activities after tax		138.8		93.0		(168.6)
Equity minority interests	23	(2.1)		(1.9)		(3.0)

Profit (loss) for the financial year		136.7		91.1		(171.6)

Dividends and other appropriations
Preference—non-equity	7	(21.0)		(21.0)		(21.0)
Ordinary—equity	7	(78.2)		(74.5)		(69.1)

Transfer to (from) reserves	22	37.5		(4.4)		(261.7)

Basic earnings (loss) per ordinary share	8	19.6	p	11.9	p	(27.7	)p

Diluted earnings (loss) per ordinary share	8	19.5	p	11.9	p	(27.7	)p

Basic earnings per ordinary share before exceptional items	8	19.9	p	16.5	p	16.2	p

Diluted earnings (loss) per ordinary share before exceptional items	8	19.8	p	16.5	p	16.2	p

There is no difference between the results as disclosed in the profit and loss account and that on an unmodified historical cost basis.

CONSOLIDATED BALANCE SHEETS

	Notes	2002	2001 (as restated)
		£m	£m
Fixed assets
Intangible assets	9	52.3	7.4
Tangible assets	10	780.7	726.0

Investments
Joint ventures	11
Share of gross assets		12.9	66.8
Share of gross liabilities		(7.5)	(50.7)
		5.4	16.1
Associated undertakings	12	4.0	0.8
Other	13	58.0	48.3

		67.4	65.2

		900.4	798.6

Current assets
Stocks	14	74.4	69.4
Debtors (amounts falling due within one year)	15	411.8	430.4
Debtors (amounts falling due after more than one year)	15	319.7	224.3
Investments	16	24.0	6.3
Cash and deposits	16	83.2	117.6

		913.1	848.0
Creditors (amounts falling due within one year)
Loan capital and borrowings	17	(38.8)	(7.9)
Other	19	(403.5)	(363.7)

		(442.3)	(371.6)

Net current assets		470.8	476.4

Total assets less current liabilities		1,371.2	1,275.0

Creditors (amounts falling due after more than one year)
Loan capital and borrowings	17	(467.5)	(364.1)
Other	19	(83.5)	(79.2)

		(551.0)	(443.3)

Provisions for liabilities and charges	20	(51.5)	(87.8)

		768.7	743.9

Capital and reserves	22
Called up share capital		104.8	104.6
Share premium account		13.6	8.5
Capital redemption reserve		24.8	24.8
Other reserves		605.4	590.8

Shareholders’ funds		748.6	728.7
Equity interests		522.0	504.3
Non-equity interests		226.6	224.4

Equity minority interests	23	20.1	15.2

		768.7	743.9

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	2002	2001	2000
		£m	£m	£m
Net cash inflow from operating activities	24	107.3	266.4	358.0

Distributions from joint ventures and associated undertakings		—	2.4	2.6
Returns on investment and servicing of finance
Interest received		8.2	7.5	8.3
Interest paid		(31.3)	(49.2)	(96.5)
Dividends paid to preference shareholders		(18.8)	(18.8)	(18.8)
Dividends paid to minority shareholders in subsidiary undertakings		(2.1)	(3.0)	(1.6)

		(44.0)	(63.5)	(108.6)
Taxation (paid) received (net)		(27.1)	(15.4)	12.8

Capital expenditure and financial investment
Purchase of investments		(13.7)	(12.0)	(6.2)
Purchase of tangible fixed assets		(117.9)	(103.3)	(144.6)
Sale of fixed assets and assets held for disposal		34.8	64.3	20.1

		(96.8)	(51.0)	(130.7)
Acquisitions and disposals
Purchase of subsidiaries		(38.7)	—	(25.9)
Cash acquired with subsidiaries		3.4	—	0.2
Sale of businesses and investments		5.1	3.8	1,219.3
Cash and overdrafts disposed of with businesses		—	—	(6.4)
Investment in joint ventures and associated undertakings		(8.5)	(2.4)	(13.4)

		(38.7)	1.4	1,173.8
Ordinary dividends paid		(75.8)	(72.2)	(83.7)

Cash (outflow) inflow before use of liquid resources and financing	26	(175.1)	68.1	1,224.2

Management of liquid resources		(18.8)	5.4	1.1

Financing
Purchase of ordinary share capital		5.2	—	(304.3)
Changes in debt and lease financing
Debt due within one year
repayment of US dollar private placements		—	(31.9)	(19.7)
drawdown of other short term loans and borrowings		25.8	—	—
repayment of short term loans and borrowings		—	—	(133.2)
net repayment on sterling syndicated facilities		—	—	(397.8)
net repayment on US dollar syndicated facilities		—	—	(200.6)
Debt due after more than one year
repayment of US dollar private placements		—	(40.8)	(74.8)
net drawdown on dollar syndicated facilities		159.9	—	—
net movements on other long term facilities		(25.5)	(43.8)	(3.1)
Capital element of finance lease rental payments		(0.5)	(0.8)	(19.4)

Net cash inflow (outflow) from financing		164.9	(117.3)	(1,152.9)

(Decrease) increase in cash		(29.0)	(43.8)	72.4

GROUP RECOGNIZED GAINS AND LOSSES

	2002	2001 (as restated)	2000 (as restated)
	£m	£m	£m
Profit (loss) for the financial year	136.7	91.1	(320.4)
Tax on exchange adjustments offset in reserves	(26.5)	(3.2)	(17.9)
Currency translation differences on foreign currency net investments	(0.5)	2.0	(5.1)

Total recognized gains and relating to the year	109.7	89.9	(343.4)

Prior year adjustment (Note 1)—deferred tax asset	144.5

Total recognized gains and losses since last annual report	254.2

MOVEMENTS IN SHAREHOLDERS’ FUNDS

	2002	2001 (as restated)	2000 (as restated)
	£m	£m	£m
Profit (loss) for the financial year	136.7	91.1	(171.6)
Dividends payable excluding provision for redemption premium	(97.0)	(93.3)	(87.9)

Retained profit (loss) for the year	39.7	(2.2)	(259.5)
Other recognized gains and losses (net)	(27.0)	(1.2)	(23.0)
Issue (purchase) of ordinary share capital	5.3	—	(304.3)
Goodwill realized on disposal of subsidiaries	2.6	—	108.1
Amounts deducted in respect of shares issued to the QUEST	(0.7)	—	—

Net movement in shareholder’s funds	19.9	(3.4)	(478.7)

Opening shareholders’ funds as previously stated	584.2	556.3	1,183.8
Prior year adjustment (Note 1)—deferred tax asset	144.5	175.8	27.0

Opening shareholders’ funds as restated	728.7	732.1	1,210.8

Closing shareholders’ funds	748.6	728.7	732.1

ACCOUNTING POLICIES

1    Basis of preparation

The accounts are prepared under the historical cost convention, and comply with applicable accounting standards on a basis consistent with the previous year except for the changes detailed below. The Group’s profit and loss account and balance sheet include the accounts of the Company and its subsidiary undertakings, and the Group’s share of profits or losses and reserves of its joint ventures and associated undertakings. The profits or losses of subsidiary undertakings acquired or sold during the period are included as from or up to the dates on which control passed. All business combinations are accounted for using the acquisition accounting method.

Changes in accounting policy

The Group has adopted FRS 19 “Deferred Tax” in 2002.

FRS 19 requires deferred tax to be accounted for on a full provision basis rather than a partial provision basis as in 2001 and earlier years. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the results reported in 2001 and earlier years have been restated.

2    Foreign currency

Revenues, costs and cash flows of overseas undertakings are included in the Group profit and loss account at average rates of exchange. Assets and liabilities denominated in foreign currencies are translated into sterling at rates of exchange ruling at the balance sheet date except where a forward exchange contract has been arranged when the contracted rate is used. Exchange differences on the retranslation of opening net assets and results for the period of foreign subsidiary undertakings are dealt with through reserves net of differences on related foreign currency borrowings and are reported in the statement of recognized gains and losses. Other gains and losses arising from foreign currency transactions, including trading, are included in the consolidated profit and loss account. The principal exchange rates affecting the Group were:

	2002		2001		2000
	Year end	Average	Year end	Average	Year end	Average
US dollar	1.61	1.51	1.46	1.43	1.49	1.50
Canadian dollar	2.54	2.40	2.32	2.23	2.24	2.21
Euro	1.53	1.59	1.63	1.61	1.59	1.66

3    Income recognition

Turnover consists of sales of goods and services and is generally recognized as goods are shipped or services are rendered. Turnover for casinos includes the gaming win before deduction of gaming duty.

4    Contract advances

The Deluxe businesses enter into contracts with major customers that span several years. As part of these contracts, Deluxe provides advance cash payments to the customers. Both Deluxe Media and Deluxe Film capitalize the total commitment payable under each contract within debtors at the date of the agreement and record a corresponding liability on the balance sheet for any outstanding amounts. Within Deluxe Media capitalized contract costs are amortized against revenue on a straight line basis over the life of the contract. Within the Deluxe Film businesses, contract advances are amortized on the basis of estimated total footage over the life of the contract, unless the terms of the contract indicate an alternative treatment would be more appropriate.

ACCOUNTING POLICIES—(Continued)

5    Goodwill

Goodwill arising on acquisitions made before December 31, 1997 has been written off directly to reserves. Goodwill arising on acquisitions subsequent to December 31, 1997 has been capitalized and is being amortized on a straight-line basis over its useful economic life of 20 years or less.

6    Stocks

Stocks include work in progress and are valued at the lower of cost (including an appropriate proportion of overhead) and net realizable value.

7    Tangible fixed assets

Freehold properties are depreciated on a straight-line basis over 100 years or their useful life, if less. Leased properties are depreciated over the lesser of 100 years, their useful life or the term of the lease. No depreciation is provided on freehold land. Expenditure on major refurbishment of properties is amortized over periods of between three and 15 years. Other fixed assets are depreciated mainly at rates between 5% and 33% per annum on a straight-line basis.

Pre-opening costs are expensed as incurred.

Casino properties are depreciated over the useful economic life of the physical properties to their residual values. Both the initial carrying amount and residual value take into account the trading potential of the property with the benefit of the casino licenses. In view of the high residual values, casino properties are reviewed annually for potential impairment.

8    Leased assets

Assets acquired under finance leases are included in tangible fixed assets. Depreciation is provided at rates designed to write-off the cost in equal annual amounts over the shorter of the estimated useful lives of the assets (which are the same as those for assets purchased outright) and the period of the leases. The capital element of future rentals is treated as a liability and the interest element is charged to the profit and loss account over the period of the leases in proportion to the balances outstanding. Operating lease payments are charged to the profit and loss account as incurred.

9    Pensions

The pension costs as calculated under SSAP 24 relating to the UK defined benefit scheme are assessed in accordance with the advice of a qualified actuary using the attained age method. Actuarial surpluses and deficiencies are amortized on a straight-line basis over the expected average remaining service lives of the employees. The pension costs relating to the UK defined contribution scheme represent the contributions payable by the Group. Overseas schemes are accounted for in accordance with local conditions and practice such that the costs are charged against profits on a systematic basis over the service lives of the employees. The disclosures required under the transitional arrangements for FRS 17 are presented in note 29.

10    Taxation

Current tax is applied to taxable profits at the rates ruling in the relevant country.

ACCOUNTING POLICIES—(Continued)

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences are expected to reverse.

The Group’s previous accounting policy was to recognize a deferred tax liability to the extent that it was likely to arise in the future.

11    Financial Instruments

Derivative instruments that may be utilized by the Group are forward interest rate swaps and caps, cross currency swaps, forward starting swaps, forward rate agreements, interest rate swaps, interest rate swap options, forward foreign exchange contracts and currency options.

Derivative instruments that are currently utilized by the Group are interest rate swaps, forward foreign exchange contracts and currency swaps. These instruments are used to manage interest rate and foreign exchange risk.

The forward foreign exchange contracts are used to hedge future transaction flows. The resulting gains and losses are recognized as they arise and offset against gains and losses in the related underlying exposure.

During 2001, the Group entered into a series of interest rate swaps with banks, the effect of which has been to replace part of the Group’s fixed interest rate exposure with a floating rate exposure on a equivalent amount of notional debt.

The interest rate differentials from interest rate swaps used to manage the amounts and periods for which interest rates on underlying debt is fixed are recorded through an adjustment of net interest payable.

The underlying principal amounts of currency swaps are revalued at the exchange rates as at the balance sheet date and included in current asset investments or creditors to the extent that they are not related to underlying debt. The interest rate element of these contracts is recognized as part of net interest payable over the term of the agreement.

If a legally enforceable right exists to set off recognized amounts of financial assets and liabilities, which are determinable monetary amounts and the Group intends to settle on a net basis, the relevant financial assets and liabilities are offset.

NOTES TO THE ACCOUNTS

1    SEGMENTAL INFORMATION

	Turnover
	2002	2001	2000
	£m	£m	£m
Analysis by division(a)
Gaming	470.3	437.1	442.6
Hard Rock	242.7	248.4	260.2
Deluxe	646.7	634.6	651.1
US Holidays	43.2	46.8	50.2
Central costs and other	—	—	—

Continuing operations	1,402.9	1,366.9	1,404.1
Acquisitions	61.7	—	—
Discontinued operations(b)	—	—	389.3

Total turnover	1,464.6	1,366.9	1,793.4

	Profit (loss) before tax
	2002	2001	2000
	£m	£m	£m
Operating profit (loss) before exceptional items
Gaming	103.3	95.7	82.4
Hard Rock	27.6	38.0	46.3
Deluxe	84.5	74.1	73.3
US Holidays	8.1	9.5	10.0
Central costs and other	(9.9)	(7.6)	(8.9)

Continuing operations	213.6	209.7	203.1
Acquisitions	6.0	—	—
Discontinued operations(b)	—	—	59.7

	219.6	209.7	262.8
Exceptional items	(6.2)	(37.5)	(43.5)

	213.4	172.2	219.3
Share of investments before exceptional items(c):
Universal Studios Escape	—	—	(11.5)
Other	3.3	2.7	2.1

	3.3	2.7	(9.4)
Exceptional items	(2.0)	—	(13.8)

	1.3	2.7	(23.2)
Non-operating items (net)	5.9	9.9	(449.5)
Group interest payable and other similar charges	(22.6)	(24.3)	(87.7)

Profit (loss) on ordinary activities before tax	198.0	160.5	(341.1)

(a)	Inter-segmental turnover is not material.
(b)	Discontinued operations comprise Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays.
(c)	Share of investments is defined as share of profit before tax.

NOTES TO THE ACCOUNTS—(Continued)

	Turnover
	2002	2001	2000
	£m	£m	£m
Analysis by geographical area of origin
UK	576.9	529.4	531.3
North America	673.1	710.2	743.6
Rest of the world	152.9	127.3	129.2

Continuing operations	1,402.9	1,366.9	1,404.1

Turnover by destination is not materially different from turnover by origin.

	Operating profit before exceptional items
	2002	2001	2000
	£m	£m	£m
Analysis by geographical area of origin
UK	100.3	95.0	77.7
North America	94.0	95.6	103.9
Rest of the world	19.3	19.1	21.5

Continuing operations	213.6	209.7	203.1

	Operating profit after exceptional items
	2002	2001	2000
	£m	£m	£m
Analysis by geographical area of origin
UK	100.3	85.9	79.6
North America	87.8	74.5	59.7
Rest of the world	19.3	11.8	20.3

Continuing operations	207.4	172.2	159.6

	Net Assets
	2002	2001 (as restated)
	£m	£m
Analysis by division
Gaming	431.7	396.9
Hard Rock	170.8	175.3
Deluxe	453.2	308.8
US Holidays	39.9	46.8

Continuing operations	1,095.6	927.8

Investments	67.4	65.2
Tax and dividends payable	(1.6)	43.9
Other non-operating assets (net)	(45.9)	(52.3)
Goodwill	52.3	7.4
Net debt	(399.1)	(248.1)

	768.7	743.9

NOTES TO THE ACCOUNTS—(Continued)

	Net cash flow before financing
	2002	2001	2000
	£m	£m	£m
Analysis by division
Gaming	80.1	85.4	105.2
Hard Rock	17.9	24.7	36.5
Deluxe	(78.9)	137.7	49.8
US Holidays	13.0	13.3	13.5
Central costs and other	(33.1)	(25.2)	(28.2)

Continuing operations including acquisitions	(1.0)	235.9	176.8
Discontinued operations	—	—	1,061.0

	(1.0)	235.9	1,237.8
Investments
Universal Studios Escape	—	—	168.8
Other	(22.2)	(14.5)	(6.2)

	(22.2)	(14.5)	162.6
Interest paid (net)	(23.1)	(41.7)	(88.2)
Tax and dividends	(123.8)	(109.4)	(90.0)
Acquired debt and other non cash items	(5.0)	(2.2)	2.0

Net cash (outflow) inflow before use of liquid resources and financing	(175.1)	68.1	1,224.2

	2002	2001
	£m	£m
Analysis of net assets by geographical area
UK	527.8	453.4
North America	456.5	389.3
Rest of the world	111.3	85.1

Continuing operations including acquisitions	1,095.6	927.8

2     TURNOVER AND OPERATING PROFIT

	2002		2001
	Continuing operations	Acquisitions	Total	Total
	£m	£m	£m	£m
Turnover	1,402.9	61.7	1,464.6	1,366.9
Cost of sales	(996.5)	(52.6)	(1,049.1)	(991.0)

Gross profit	406.4	9.1	415.5	375.9
Distribution costs	(42.1)	(0.3)	(42.4)	(42.2)
Administrative expenses	(167.4)	(2.8)	(170.2)	(170.3)
Other operating income	10.5	—	10.5	8.8

Operating profit	207.4	6.0	213.4	172.2

Exceptional items included above are:
In cost of sales	(6.2)	—	(6.2)	(26.2)
In administrative expenses	—	—	—	(11.3)

	(6.2)	—	(6.2)	(37.5)

The results in 2001 all relate to continuing operations.

NOTES TO THE ACCOUNTS—(Continued)

	2000
	Continuing operations	Discontinued operations	Total
	£m	£m	£m
Turnover	1,404.1	389.3	1,793.4
Cost of sales	(1,060.2)	(250.9)	(1,311.1)

Gross profit	343.9	138.4	482.3
Distribution costs	(21.5)	(68.6)	(90.1)
Administrative expenses	(171.8)	(8.9)	(180.7)
Other operating income	9.0	(1.2)	7.8

Operating profit	159.6	59.7	219.3

Exceptional items included above are:
In cost of sales	(41.3)	—	(41.3)
In administrative expenses	(2.2)	—	(2.2)

	(43.5)	—	(43.5)

	2002	2001	2000
	£m	£m	£m
Operating profit is stated after charging the following items:
In normal trading
Depreciation of tangible fixed assets	79.6	80.6	134.0
Amortization of goodwill	1.0	0.5	0.4
Operating lease payments
—land and buildings	51.5	47.4	71.7
—plant and machinery	10.0	7.3	2.9
In exceptional items
Impairment of fixed assets (including goodwill)	6.2	28.6	29.9
Restructuring charges	—	8.9	13.6

The exceptional charge in 2002 reflects an impairment to the value of Deluxe’s investment in the ex-Pioneer DVD facility which crystallized as a result of the venture with Ritek Corporation.

During the year the Company’s auditors, PricewaterhouseCoopers, earned the following fees:

	2002	2001
	£m	£m
Audit fees:
UK	0.6	0.5
Overseas	0.6	0.5

	1.2	1.0

Non-audit services:
UK	1.1	1.7
Overseas	0.6	0.2

	1.7	1.9

	2.9	2.9

Non-audit services were as follows:
Transaction services, stock exchange and other audit related work	1.3	1.6
Taxation advice	0.4	0.2
Consultancy and advisory services	—	0.1

	1.7	1.9

NOTES TO THE ACCOUNTS—(Continued)

The auditor’s remuneration for the Company was £50,000 (2001 £50,000, 2000 £50,000).

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally in the areas of transaction services, stock exchange transactions and tax advice. The Group’s policy is, where appropriate, that work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.

3     NON-OPERATING ITEMS

	2002	2001	2000
	£m	£m	£m
Net profit on disposal of fixed assets	—	12.3	—
Net loss (including provision for loss) on disposal of continuing operations (including goodwill written back from reserves of £2.6m)	(0.8)	(0.7)	(0.6)
Loss on disposal of discontinued operations (after deducting goodwill of £Nil (2001 £Nil, 2000 £108.1m)	—	(1.1)	(448.9)
Net loss on disposal of fixed assets in joint ventures—discontinued	(1.0)	(0.6)	—
Profit on disposal of interest in joint venture	7.7	—	—

Non-operating items before interest and tax	5.9	9.9	(449.5)

The exceptional tax credit attributable to non-operating items is £0.6m (2001 £Nil, 2000 £65.7m). The disposal of properties held by the joint venture with British Land generated a net profit before interest of £6.7m.

4     NET INTEREST PAYABLE AND SIMILAR CHARGES

	2002	2001	2000
	£m	£m	£m
Interest payable on bank loans and overdrafts	0.8	0.7	26.7
Interest payable on other loans	30.0	32.2	45.1
Finance charges on finance leases	0.9	0.4	1.8
Release of discount on provisions	1.3	1.3	1.8

Interest payable and other similar charges	33.0	34.6	75.4
Interest receivable from deposits and current asset investments	(9.5)	(7.5)	(8.0)
Net profit on redemption of fixed rate debt	(0.9)	(2.8)	—

	22.6	24.3	67.4
Exceptional loss on prepayment of private placement debt	—	—	20.3

	22.6	24.3	87.7

NOTES TO THE ACCOUNTS—(Continued)

5     TAXATION ON PROFIT ON ORDINARY ACTIVITIES

(a)     Analysis of tax charge in year

	2002
	Before exceptional items	Exceptional items	Total
	£m	£m	£m
UK corporation tax
Current	21.3	—	21.3
Prior year	(0.6)	—	(0.6)

	20.7	—	20.7
Overseas tax
Current	9.5	—	9.5
Taxation on share of profits of:
Associated undertakings and joint ventures	1.4	(0.6)	0.8

Total current tax	31.6	(0.6)	31.0

UK deferred tax
Timing differences	4.6	—	4.6
Overseas deferred tax
Timing differences	23.6	—	23.6

Total deferred tax	28.2	—	28.2

Tax on profit (loss) on ordinary activities	59.8	(0.6)	59.2

	2001
	Before exceptional items (as restated)	Exceptional items	Total (as restated)
	£m	£m	£m
UK corporation tax
Current	11.4	—	11.4
Prior year	(0.3)		(0.3)

	11.1	—	11.1
Overseas tax
Current	18.3	—	18.3
Prior year	2.0	—	2.0

	20.3	—	20.3
Taxation on share of profits of:
Associated undertakings and joint ventures	0.9	—	0.9

Total current tax	32.3	—	32.3

UK deferred tax
Timing differences	1.3	—
Overseas deferred tax
Timing differences	33.9	—	33.9

Total deferred tax	35.2	—	35.2

Tax on profit (loss) on ordinary activities	67.5	—	67.5

NOTES TO THE ACCOUNTS—(Continued)

	2000
	Before exceptional items (as restated)	Exceptional items	Total (as restated)
	£m	£m	£m
UK corporation tax
Current	41.3	(52.7)	(11.4)
Prior year	(11.0)	(13.0)	(24.0)

	30.3	(65.7)	(35.4)
Overseas tax
Current	11.7	—	11.7
Taxation on share of profits of:
Associated undertakings and joint ventures	—	—	—

Total current tax	42.0	(65.7)	(23.7)

UK deferred tax
Current	7.0	—	7.0
Overseas deferred tax
Current	—	(155.8)	(155.8)

Total deferred tax	7.0	(155.8)	(148.8)

Tax on profit (loss) on ordinary activities	49.2	(221.7)	(172.5)

(b)     Taxation reconciliation

	2002	2001 (as restated)	2000 (as restated)
	£m	£m	£m
Profit before tax	198.0	160.5	(341.1)
Tax on profit at 30% (2001 30%, 2000 30%)	59.4	48.2	(102.3)
Effects of permanent differences	(0.5)	12.9	98.1
Capital allowances in excess of depreciation	(4.2)	(5.6)	(5.6)
Differences in overseas tax rates	(23.4)	(22.8)	(6.2)
Adjustments relating to prior years	(0.6)	(0.8)	(8.7)
Other timing differences	0.3	0.4	1.0

Total current tax	31.0	32.3	(23.7)

The effective tax rate for the year has been reduced by a number of non-recurring permanent differences and, going forward, is likely to increase.

(c)     Implementation of FRS 19

The adoption of FRS 19 “Deferred Tax” has resulted in changes in the method of accounting for deferred tax. FRS 19 requires, subject to certain exemptions, that deferred tax be recognized in respect of all timing differences that have originated but not reversed by the balance sheet date.

NOTES TO THE ACCOUNTS—(Continued)

As a result of this change in accounting policy, comparatives have been restated as follows:

	Tax charge for the period	Profit after tax before exceptionals	Basic earnings per share
	£m	£m	(pence)
Year to December 31, 2000 as reported	42.0	144.0	17.3	p
Implementation of FRS 19
—exceptional credit on recognition of US tax losses	(155.8)
—movement of UK deferred tax asset	7.0	(7.0)	(1.1	)p

Year to December 31, 2000—as restated	(106.8)	137.0	16.2	p

	Tax charge for the period	Profit after tax before exceptionals	Basic earnings per share
	£m	£m	(pence)
Year to December 31, 2001—as reported	32.3	155.8	22.5	p
Implementation of FRS 19	35.2	(35.2)	(6.0	)p

Year to December 31, 2001—as restated	67.5	120.6	16.5	p

In the current year, the effect of this change in accounting policy has been to increase the total tax charge for the year by £28.2m.

	Deferred tax asset	Shareholders’ funds
	£m	£m
December 31, 2000—as reported	—	556.3
Implementation of FRS 19	175.8	175.8

December 31, 2000—as restated	175.8	732.1

	Deferred tax asset	Shareholders’ funds
	£m	£m
December 31, 2001—as reported	—	584.2
Implementation of FRS 19	144.5	144.5

December 31, 2001—as restated	144.5	728.7

6     PROFIT ATTRIBUTABLE TO THE PARENT COMPANY

The profit for the financial year in the accounts of The Rank Group Plc was £0.2m (2001 £0.1m, 2000 loss of £687.3m). As allowed by S.230 Companies Act 1985, no profit and loss account is presented in respect of The Rank Group Plc.

7     DIVIDENDS

	2002	2001	2000
	£m	£m	£m
Convertible preference shares—non equity
Dividends payable for the period	18.8	18.8	18.8
Provision for redemption premium	2.2	2.2	2.2

	21.0	21.0	21.0

Ordinary shares—equity
Interim declared of 4.4p per share (2001 4.2p, 2000 4.0p)	26.1	24.8	27.8
Final proposed of 8.8p per share ( 2001 8.4p, 2000 8.0p)	52.1	49.7	47.2
Release of prior year accrual resulting from share purchase	—	—	(5.9)

	78.2	74.5	69.1

NOTES TO THE ACCOUNTS—(Continued)

8     EARNINGS PER ORDINARY SHARE

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee benefit trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares comprising those share options granted to employees where the exercise price is less than the average price of the Company’s ordinary shares during the year and the Company’s convertible preference shares.

	2002						2001
	Before exceptional items		Exceptional items		Total		Before exceptional items		Exceptional items		Total
Basic earnings (£m)	117.4		(1.7)		115.7		97.7		(27.6)		70.1
Weighted average number of ordinary shares (m)—basic					589.2						590.7
Basic earnings (loss) per ordinary share	19.9	p	(0.3	)p	19.6	p	16.5	p	(4.6	)p	11.9	p

Diluted earnings (£m)	117.4		(1.7)		115.7		97.7		(27.6)		70.1
Weighted average number of ordinary shares (m)—diluted					592.4						590.7
Diluted earnings (loss) per ordinary share	19.8	p	(0.3	)p	19.5	p	16.5	p	(4.6	)p	11.9	p

	2000
	Before exceptional items		Exceptional items		Total
Basic and diluted earnings (£m)	113.0		(305.6)		(192.6)
Weighted average number of ordinary shares (m)					695.6
Basic and diluted earnings (loss) per ordinary share	16.2	p	(43.9	)p	(27.7	)p

Earnings per share before exceptional items has been calculated to show the impact of exceptional items as these can have a distorting effect on earnings and therefore warrant separate consideration.

9     INTANGIBLE FIXED ASSETS

Goodwill
£m
Cost at December 31, 2001	8.5
Currency translation adjustment	(2.8)
Additions	50.6
Transfer from joint venture	2.4

Cost at December 31, 2002	58.7

Amortization at December 31, 2001	1.1
Currency translation adjustment	(0.2)
Amortization for the year	1.0
Provision for impairment	4.5

Amortization at December 31, 2002	6.4

Net book amount at December 31, 2002	52.3

Net book amount at December 31, 2001	7.4

NOTES TO THE ACCOUNTS—(Continued)

10     TANGIBLE FIXED ASSETS

	Land and buildings	Fixtures fittings, plant and machinery	Payments on account and assets in course of construction	Total
	£m	£m	£m	£m
Cost at December 31, 2001	569.7	579.9	34.5	1,184.1
Currency translation adjustment	(15.5)	(17.9)	(1.4)	(34.8)
Additions	36.0	72.9	9.7	118.6
Acquisition of subsidiary undertakings	0.2	50.3	—	50.5
Disposals	(21.1)	(43.7)	(0.6)	(65.4)
Transfers	7.3	22.9	(30.2)	—

Cost at December 31, 2002	576.6	664.4	12.0	1,253.0

Depreciation at December 31, 2001	114.1	344.0	—	458.1
Currency translation adjustment	(6.6)	(9.4)	—	(16.0)
Provision for impairment	—	1.7	—	1.7
Disposals	(8.8)	(42.3)	—	(51.1)
Depreciation for the year	13.8	65.8	—	79.6
Transfers	(5.2)	5.2	—	—

Depreciation at December 31, 2002	107.3	365.0	—	472.3

Net book amount at December 31, 2002	469.3	299.4	12.0	780.7

Net book amount at December 31, 2001	455.6	235.9	34.5	726.0

(a)	Land with a net book amount of £69.3m (2001 £72.7m) is not depreciated. The net book amount of tangible assets for the Group includes £3.1m (2001 £3.2m) interest capitalized.

(b)	The book amounts for fixtures, fittings, plant and machinery include the following amounts in respect of assets held under finance leases: cost £12.3m (2001 £6.0m), depreciation £3.4m (2001 £2.8m), net book amount £8.9m (2001 £3.2m). The depreciation charge in respect of these assets was £1.8m (2001 £1.2m, 2000 £3.0m).

(c)	The impairment charge during the year relates to the write down in carrying value of DVD assets to fair value at Deluxe Media.

The net book amount of land and buildings comprises:

	2002	2001
	£m	£m
Freeholds	267.4	261.5
Long leases (over 50 years unexpired)	27.2	27.6
Short leases	174.7	166.5

	469.3	455.6

11    INTERESTS IN JOINT VENTURES (UNLISTED)

Participating interests
£m
Balances at December 31, 2001	16.1
Currency translation adjustment	—
Transfers to subsidiary undertakings	(4.8)
Additions	4.8
Disposals	(10.6)
Share of profits after distributions	(0.1)

Balances at December 31, 2002	5.4

NOTES TO THE ACCOUNTS—(Continued)

The Group’s interests in joint ventures at December 31, 2001 comprised BL Rank Properties Limited (“BLRP”) and ETS. On August 29, 2002 the Group completed the sale of the properties held by BLRP and received cash proceeds of £16.6m.

At December 31, 2001, the Group owned 50% of the common stock of ETS, a Californian corporation whose principal activity is the management of film studios’ inventory of film prints and the physical distribution of release prints and trailers. On December 31, 2002, the Group acquired the remaining 50% of the common stock of ETS. Further details on the acquisition are provided in note 26.

On September 10, 2002, the Group acquired 50% of the ordinary share capital of Atlab for a cash consideration of A$13.75m (£4.8m). The remaining share capital is owned by Amalgamated Holdings Limited. The principal activity of Atlab is as an investment holding company. The Company holds the investment in the Atlab Group of operating companies whose principal activities are film processing in Australasia.

	2002	2001
	£m	£m
Share of retained loss for the period
Share of profits less losses after taxation	(0.1)	1.2
Dividends and distributions receivable by the Group	—	(2.4)

Amounts retained attributable to the Group	(0.1)	(1.2)

12    INTERESTS IN ASSOCIATED UNDERTAKINGS (UNLISTED)

£m
Balances at December 31, 2001	0.8
Currency translation adjustment	(0.1)
Additions	3.7
Share of profits after distributions	(0.4)

Balances at December 31, 2002	4.0

	2002	2001
	£m	£m
Share of retained loss for the period
Share of profits less losses after taxation	(0.4)	—
Provision for impairment	—	(0.6)

Amounts retained attributable to the Group	(0.4)	(0.6)

The Group’s interests in associated undertakings comprise 331/3% of the common stock of The Lab and 20% of the equity of EFILM. The Lab is a film laboratory in Toronto that principally offers developing services to the feature film, television and commercial markets. The equity in EFILM was acquired in July 2002 for a cash consideration of $5.2m (£3.7m). EFILM is a Delaware limited liability corporation whose principal activity is the digital production of film elements necessary for bulk film processing.

13    OTHER INVESTMENTS

2002
£m
Balances at December 31, 2001	48.3
Currency translation adjustment	(4.0)
Additions	13.7

Balances at December 31, 2002	58.0

NOTES TO THE ACCOUNTS—(Continued)

Other investments comprises £22.3m (2001 £22.4m) in relation to the Group’s 10% equity investment in Universal Studios Japan, £23.3m (2001 £21.1m) in relation to the Group’s investment in the Universal Rank Hotel partnerships in the US, £2.0m (2001 £2.3m) in relation to the Group’s investment in the Hard Rock hotel partnership in Chicago, £9.8m (2001 £2.5m) in respect of 3,897,157 (2001 1,224,389) ordinary shares in The Rank Group Plc held at cost by The Rank Group Plc Employee Benefit Trust (“the Trust”) and £0.6m (2001 £nil) in respect of the Group’s 10% equity investment in Medal Entertainment & Media plc.

Dividends on the shares held by the Trust have been waived by the trustees with the exception of one penny in total. The Trust may make such investments in the shares of the Company or otherwise as the trustee may determine to provide benefits to any eligible employee. The benefits may be provided in the form of shares, cash or otherwise, although any share related benefit will be provided in accordance with an appropriate employee scheme or bonus scheme of the Company.

14    STOCKS

	2002	2001
	£m	£m
Raw materials and consumables	36.8	29.0
Work in progress	2.0	3.3
Finished goods and goods for resale	27.1	28.7
Completed properties for resale	8.5	8.4

Stock	74.4	69.4

15    DEBTORS

	2002	2001
	£m	£m
Amounts falling due within one year
Trade debtors	209.5	150.6
Other debtors	57.3	33.9
Assets held for disposal	1.6	19.1
Deferred consideration receivable	—	10.4
Installment sale debtors and notes receivable	3.1	5.1
Deferred tax asset	37.0	51.0
Advance contract payments	68.7	117.2
Prepayments and accrued income	34.6	43.1

	411.8	430.4

Amounts falling due after more than one year
Other debtors	11.7	9.2
Installment sale debtors and notes receivable	27.7	36.7
Deferred tax asset	68.9	93.5
Advance contract payments	210.5	83.6
Prepayments and accrued income	0.9	1.3

	319.7	224.3

Further details on the movement in advance contract payments are provided below:

Group
£m
Balance at December 31, 2001	200.8
Currency translation adjustment	(19.2)
Amortization charge for the year	(75.2)
Additions	172.8

Balance at December 31, 2002	279.2

NOTES TO THE ACCOUNTS—(Continued)

16    CASH, DEPOSITS AND CURRENT ASSET INVESTMENTS

	2002	2001
	£m	£m
Cash, current accounts and overnight deposits	81.7	69.1
Term deposits	1.5	48.5

	83.2	117.6
Current asset investments	24.0	6.3

Cash, deposits and current asset investments	107.2	123.9

Current asset investments comprise amounts invested in cash and fixed deposit funds operated by external fund managers, and $25m fixed rate bonds. The investments can be readily converted into cash. The funds are placed with counterparties with strong credit ratings. Cash, deposits and current asset investments are receiving interest at floating rates in their currency of denomination, with 48% of the total being held in sterling, 38% in US dollars, 8% in euros, and the balance in a mix of other currencies.

17    LOAN CAPITAL AND BORROWINGS

	2002	2001
	£m	£m
Bank overdrafts	10.1	6.5

Other borrowings repayable:
Within one year or on demand	28.7	1.4
Between one and two years	140.3	1.0
Between two and five years	124.7	137.8
In five years or more	202.5	225.3

	496.2	365.5

Total	506.3	372.0

Unsecured	500.0	369.4
Obligations under finance leases	6.3	2.6

Total	506.3	372.0

Amounts due within one year or on demand	38.8	7.9
Amounts due after more than one year	467.5	364.1

Loan capital and borrowings	506.3	372.0

The Group had the following undrawn committed borrowing facilities available at December 31, 2002 and 2001:

	2002	2001
	£m	£m
Expiring between one and two years	113.2	—
Expiring after more than two years	—	250.0

Loan capital and borrowings	113.2	250.0

The analysis of other borrowings repayable above includes obligations under finance leases, of which £2.7m (2001 £1.1m) expire within one year, £3.4m (2001 £1.0m) expire between one and two years and £0.2m (2001 £0.5m) expire between two and five years.

NOTES TO THE ACCOUNTS—(Continued)

Borrowings shown above include:

(a)	£125m 7.25% eurosterling bonds redeemable at par in 2008 (issued 1998);

(c)	£124m US$200m 6.75% Yankee bonds redeemable at par in 2004 (issued 1997);

(d)	£62m US$100m 6.375% Yankee bonds redeemable at par in 2008 (issued 1998); and

(e)	£15m US$24.8m 7.125% Yankee bonds redeemable at par in 2018 (issued 1998).

The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity, and to maintain committed facilities sufficient to cover seasonal peak anticipated borrowing requirements.

The finance costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the costs of issue, any discount to face value arising on issue and any premium payable on maturity.

18    FINANCIAL INSTRUMENTS

Short term debtors and creditors have been excluded from all the following disclosures other than within the currency risk disclosures.

(a)    Interest risk management

Financial liabilities

Some 39% of the Group’s gross borrowings is at fixed rates of interest, with a weighted average interest rate of 7.0% (2001 7.1%) and a weighted average term of 4.3 years (2001 5.9 years). At December 31, 2002, the Group’s net debt was predominantly denominated in US dollars.

After taking account of interest rate and currency rate swaps, the currency and interest rate exposure of gross borrowings as at December 31, 2002 was:

			Fixed rate borrowings
	Gross borrowings	Floating rate borrowings	Fixed rate borrowings	Weighted average interest rate %	Weighted average time for which rate is fixed years
	£m	£m	£m
2002
Sterling	213.9	86.3	127.6	7.3	5.2
US/Canadian dollar	441.7	372.9	68.8	6.8	5.6
Other currencies (net)	111.7	111.7	—	—	—

	767.3	570.9	196.4	7.0	5.3

			Fixed rate borrowings
	Gross borrowings	Floating rate Borrowings	Fixed rate borrowings	Weighted average interest rate %	Weighted average time for which rate is fixed years
	£m	£m	£m
2001
Sterling	134.4	6.8	127.6	7.3	6.2
US/Canadian dollar	383.1	296.7	86.4	6.9	5.6
Other currencies (net)	92.8	92.8	—	—	—

	610.3	396.3	214.0	7.1	5.9

NOTES TO THE ACCOUNTS—(Continued)

Floating rate borrowings incur interest based on relevant LIBOR equivalents.

The analysis of financial liabilities at December 31, 2002 takes account of currency swaps which have the effect of increasing ‘Loan capital and borrowings’ from £506.3m (Note 17) to total financial liabilities of £767.3m as shown above. Offsetting this is the increase in cash, investments and other financial assets of £261.0m in the ‘Financial assets’ table below. The increase relates to the sterling element of the currency swaps.

In addition to the above, the following meet the definition of financial liabilities:

•	the Group’s sterling denominated convertible preference shares of £226.9m (2001 £227.2m) are fixed rate liabilities with a weighted average interest rate of 8.3% (2001 8.3%) and a weighted average period over which the rate is fixed of 4.6 years (2001 5.6 years).

•	the Group’s provisions of £24.8m (2001 £27.9m) for vacant leasehold properties (note 20) are considered to be floating rate financial liabilities. This is because in establishing the provisions, the cash flows have been discounted using a discount rate which is re-appraised at each half-yearly reporting date to ensure it reflects current market assessments of the time value of money and the risks specific to the liability. £23.0m (2001 £25.3m) of the balance is denominated in sterling and the remainder are US dollar denominated.

•	£Nil (2001 £17.5m) of the Group’s provisions on disposals (note 20).

•	£22.3m (2001 £32.4m) of the Group’s contract advances which are payable after more than one year. No interest is payable on these US dollar denominated financial liabilities,

•	£26.8 (2001 £Nil) of deferred consideration payable after more than one year in respect of the acquisition of subsidiary undertakings. £16.2m is US dollar denominated, £6.0m is in sterling with the balance denominated in euros.

Financial assets

	2002	2001
	£m	£m
Sterling	302.1	333.3
US/Canadian dollar	51.6	5.9
Other currencies	14.5	23.0

Cash, investments and other financial assets	368.2	362.2

Floating rate cash earns interest based on relevant LIBID equivalents and investments earning interest according to the performance of the funds in which they are interested.

Installment sale debtors and notes receivable after one year

			Fixed rate assets
	Total asset	Floating rate asset	Fixed rate asset	Weighted average interest rate %	Weighted average time for which rate is fixed years
	£m	£m	£m
2002
US dollar	27.7	15.6	12.1	13.6	4.6

NOTES TO THE ACCOUNTS—(Continued)

			Fixed rate assets
	Total asset	Floating rate asset	Fixed rate asset	Weighted average interest rate %	Weighted average time for which rate is fixed years
	£m	£m	£m
2001
US dollar	36.7	22.8	13.9	13.8	4.9

Floating rate installment sale debtors and notes receivable after one year earn interest based on three and five year US treasury bills.

(b)    Maturity of financial liabilities

The maturity of loan capital and borrowings is given in note 17. The Company’s convertible preference shares of £226.9m (2001 £227.2m) have a final redemption date of 2007.

For other financial liabilities, note 20 gives an indication of the nature of the underlying liabilities. The maturity profile of these liabilities is as follows:

	Onerous contracts	Contract advances	Deferred consideration	2002	2001
	£m	£m	£m	£m	£m
Within one year or on demand	9.0	—	—	9.0	22.9
Between one and two years	0.5	9.1	17.6	27.2	13.5
Between two and five years	0.4	13.2	6.4	20.0	15.5
Over five years	14.9	—	2.8	17.7	25.9

	24.8	22.3	26.8	73.9	77.8

(c)    Exchange risk management

After taking into account the effect of forward exchange contracts, there are no material net monetary assets/ liabilities of Group companies denominated in currencies other than the relevant Group Company’s own functional currency.

The Group operates a prudent hedging policy relating to its cross currency business trading cash flows. Currency exposures are netted by currency and hedged forward for up to five years using forward foreign exchange contracts. At the year end at least 80% of anticipated core currency transaction exposures for the following 12 months had been hedged. The fair value of these hedges is set out in section (d) below.

(d)    Fair values

The estimated fair values of the Group’s financial assets and financial liabilities at December 31, 2002 and 2001 are set out below. The fair value of quoted borrowings is based on year end mid-market quoted prices. The fair values of other borrowings and the derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. The fair value of the convertible preference shares is calculated by reference to the open market value at year end.

NOTES TO THE ACCOUNTS—(Continued)

Primary financial instruments held or issued to finance the Group’s operations:

	2002 Net carrying amount	2002 Fair value	2001 Net carrying amount	2001 Fair value
	£m	£m	£m	£m
Short term financial liabilities and current portion of long term borrowings	(175.6)	(175.6)	(7.9)	(7.9)
Long term borrowings	(330.7)	(338.1)	(364.1)	(359.6)
Cash at bank and liquid investments	107.2	107.6	123.9	123.9
Other financial assets	27.7	27.7	36.7	36.7
Convertible preference shares	(226.9)	(237.7)	(227.2)	(234.3)
Other financial liabilities	(73.9)	(73.9)	(77.8)	(77.8)

The difference between net carrying amount and estimated fair value reflects unrealized gains or losses inherent in the instruments based on valuations at December 31, 2002. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Financial derivative instruments

The estimated current value of the foreign exchange forward contracts and interest rate swaps entered into to hedge future transaction flows and on balance sheet exposures is set out below based on quoted market prices.

	2002 Book value	2002 Current value
	£m	£m
Foreign exchange forward rate contracts	—	4.4
Foreign currency swaps	3.0	3.0
Interest rate swaps	—	10.5

	2001 Book value	2001 Current value
	£m	£m
Foreign exchange forward rate contracts	—	(14.9)
Foreign currency swaps	8.1	8.1
Interest rate swaps	—	4.1

(e)    Hedges

The Group’s policy is to hedge the following exposures:

•	Interest rate risk, using interest and currency swaps; and

•	Currency risk, using forward foreign currency contracts for foreign currency receipts and payments. Forward foreign currency contracts are also used for currency exposures on future years’ forecasted sales.

The table below shows the extent to which the Group has off-balance sheet (unrecognized) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year’s or later profit and loss accounts.

NOTES TO THE ACCOUNTS—(Continued)

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	Unrecognized
	Gains	Losses	Total net gains (losses)
	£m	£m	£m
Gains and losses on hedges at January 1, 2002	4.5	(15.3)	(10.8)
Arising in previous years included in 2002 income	(4.5)	8.6	4.1

Gains and losses not included in 2002 income:
Arising before January 1, 2002	—	(6.7)	(6.7)
Arising in 2002 on pre January 1, 2002 contracts	15.7	6.7	22.4
Arising in 2002 on 2002 contracts	0.1	(0.9)	(0.8)

Gains and losses on hedges at December 31, 2002	15.8	(0.9)	14.9

of which:
Gains and losses expected to be included in 2003 income	6.9	(0.9)	6.0
Gains and losses expected to be included in 2004 income or later	8.9	—	8.9

There are no significant deferred gains or losses on hedge transactions.

(f)    Financial instruments held for trading purposes

The Group does not trade in financial instruments.

(g)    Credit risk

The counterparties to the forward exchange contracts and terms deposits are major international financial institutions with strong credit ratings. The Group continually monitors its positions and the credit ratings of its counterparties.

19    OTHER CREDITORS

	2002	2001
	£m	£m
Amounts falling due within one year
Trade creditors	104.9	80.9
Other creditors	52.0	39.4
Other tax and social security	10.1	10.8
UK corporation tax and overseas taxation	25.6	16.6
Deferred consideration	19.2	—
Accrued dividends on preference shares	7.8	7.8
Proposed final dividend on ordinary shares	52.1	49.7
Contract advances payable	20.5	53.6
Accruals and deferred income	111.3	104.9

	403.5	363.7

Amounts falling due after more than one year
Other creditors	4.0	7.5
UK corporation tax and overseas taxation	30.3	34.4
Deferred consideration	26.8	—
Contract advances payable	22.3	32.4
Accruals and deferred income	0.1	4.9

	83.5	79.2

NOTES TO THE ACCOUNTS—(Continued)

20    PROVISIONS FOR LIABILITIES AND CHARGES

	Onerous contracts	Restructuring costs	Provisions on disposals	Other	Total
	£m	£m	£m	£m	£m
Balances at December 31, 2001	27.9	9.1	42.9	7.9	87.8
Currency translation adjustment	(0.1)	(0.1)	(0.1)	(0.1)	(0.4)
Net interest: release of discount	1.3	—	—	—	1.3
Profit and loss account
—operating charge	0.7	(0.9)	—	5.3	5.1
—non-operating items	—	—	—	(0.2)	(0.2)
Utilized in the year	(5.0)	(5.1)	(31.7)	(0.3)	(42.1)

Balances at December 31, 2002	24.8	3.0	11.1	12.6	51.5

Onerous contracts

The Group is party to a number of leasehold property contracts. Provision has been made against those leases where the property is now vacant and the unavoidable costs under the lease exceed the economic benefit expected to be derived from potential sub-letting arrangements. The provision made in the year includes costs relating to properties which have become surplus to requirements. Further details on the maturity profile of this provision are provided in note 18.

Restructuring Costs

The restructuring provisions held at December 31, 2002 relate to provisions established in 2000 and 2001 following the reorganization of the Deluxe Media business in the US and Europe. The remaining provision is expected to be utilized within the next year.

Provisions on disposals

This provision was established in 2000 following the disposal of Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays. The provision remaining at December 31, 2002 relates to outstanding insurance claims and potential warranty claims as described in the sales contracts. Utilization of these provisions is likely to vary over the next few years.

Other provisions

Provisions include amounts relating to the Rank Group 2000 Long Term Incentive Plan which provides for executive directors and selected executives to be given restricted awards over existing ordinary shares with a market value of up to one times base salary. These awards will vest in 2003 and 2004, subject to satisfaction of applicable performance conditions.

21    DEFERRED TAX

The analysis of the deferred tax asset included in the financial statements at the end of the year is as follows:

	Group
	2002	2001 (as restated)
	£m	£m
Accelerated capital allowances	15.4	19.6
Other UK timing differences	(1.2)	(0.8)
Tax losses carried forward	72.1	99.5
Other overseas timing differences	19.6	26.2

	105.9	144.5

NOTES TO THE ACCOUNTS—(Continued)

The movement in deferred tax asset is provided below:

£m
Balance at December 31, 2001 (as restated)	144.5
Currency translation adjustment	(10.4)
Charge to the profit and loss account	(28.2)

Balance at December 31, 2002	105.9

22    CAPITAL AND RESERVES

	2002				2001
	Authorized		Issued and fully paid		Authorized		Issued and fully paid
	Number	Nominal value	Number	Nominal value	Number	Nominal value	Number	Nominal value
	m	£m	m	£m	m	£m	m	£m
US$ cumulative preference shares	—	3	—	—	—	3	—	—
Convertible preference shares of 20p each	300	60	226.9	45.4	300	60	227.2	45.4
Ordinary shares of 10p each	1,200	120	594.1	59.4	1,200	120	591.9	59.2
		183		104.8		183		104.6

Under the Share Savings Schemes operated by the Company employees hold options to subscribe for up to 6,114,307 (2001 6,278,287) ordinary shares at prices between 141p and 271.58p per share exercisable by November 30, 2007.

Under the executive share option schemes operated by the Company, directors and executives hold options to subscribe for up to 13,878,632 (2001 13,073,455) ordinary shares at prices ranging between 155.25p and 475.76p per share exercisable over the period up to September 17, 2012.

Options granted pursuant to share savings schemes are issued at a discount to the prevailing market price. Under the provisions of UITF 17 (revised) no provision is required for the difference between market price and exercise price.

Options granted under the share savings schemes are exercisable normally within a period of six months after the third or fifth anniversary of the related savings contract. Options granted under the executive share option schemes are exercisable normally within a period commencing on the third anniversary and ending on the tenth anniversary of the date of the grant.

On June 6, 2002, 64,852 ordinary shares were issued by virtue of the conversion of 239,026 convertible preference shares; a further 2,235,708 ordinary shares were issued during the year on the exercise of options.

Non-equity shareholders’ funds relate entirely to the preference shares. These shares carry an entitlement to a dividend at the rate of 8.25p (net) per share per annum. They are convertible in any of the years up to 2003 into ordinary shares of 10p each at a rate equivalent to 27.132 ordinary shares for every 100 preference shares and may be redeemed at £1 per share at any time after June 30, 2003 at the option of the Company and, in any event, will be redeemed at £1 per share on July 31, 2007. Holders of the preference shares have one vote for every five

NOTES TO THE ACCOUNTS—(Continued)

shares held but only on a resolution for the winding-up of the Company or on a resolution affecting the rights attached to the shares or if the preference dividend has remained unpaid for six months. Holders of preference shares have the right on a winding-up to receive in priority to any other class of shares, the sum of £1 per share together with any arrears of dividend.

Share Premium account	£m
Balances at December 31, 2001	8.5
Movement on issue of shares	5.1

Balance at December 31, 2002	13.6

Capital redemption reserve	£m
Balances at December 31, 2001 and December 31, 2002	24.8

Other reserves

	Company and its subsidiaries
	Preference redemption	Other	Associated undertakings	Total
	£m	£m	£m	£m
Balances at December 31, 2001 as restated	11.4	581.1	(1.7)	590.8
Currency translation adjustment	—	(27.0)	—	(27.0)
Surplus on profit and loss account for the year	—	37.5	—	37.5
Provision for redemption premium	2.2	—	—	2.2
Movements on share options	—	(0.7)	—	(0.7)
Realization of goodwill on disposals	—	2.6	—	2.6

Balances at December 31, 2002	13.6	593.5	(1.7)	605.4

Of the £27.0m loss on other net currency translation adjustments, a gain of £28.8m arises from the translation of foreign currency borrowings less deposits. The total cumulative goodwill eliminated against reserves at December 31, 2002 amounted to £957.0m (2001 £1,024.1m)

23    ANALYSIS OF MINORITY INTERESTS

Equity
£m
Balances at December 31, 2001	15.2
Currency translation adjustment	(2.0)
Minority interest in the profit on ordinary activities after tax	2.1
Additions	6.9
Distributions to minority interests	(2.1)

Balances at December 31, 2002	20.1

Additions during the year relate to the 20% interest in Deluxe Global Media Services LLC held by Ritek Corporation.

NOTES TO THE ACCOUNTS—(Continued)

24    RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	2002	2001	2000
	£m	£m	£m
Operating profit	213.4	172.2	219.3
Exceptional charges	6.2	37.5	43.5
Cash payments in respect of exceptional costs and provisions	(15.8)	(27.4)	(49.6)
Depreciation and amortization	80.6	81.1	134.0
(Increase) decrease in stocks	(9.0)	(3.1)	24.7
(Increase) decrease in debtors	212.8	(15.3)	55.7
Increase (decrease) in creditors	48.7	27.8	(74.0)
Other items	(4.0)	(6.4)	4.4

Net cash inflow from operating activities	107.3	266.4	358.0

25    ACQUISITION OF SUBSIDIARY UNDERTAKINGS

	Ritek Venture	Other acquisitions	Total 2002
	£m	£m	£m
Tangible fixed assets	29.0	21.5	50.5
Net current (liabilities) assets (excluding cash)	(4.9)	2.9	(2.0)
Cash acquired	—	3.4	3.4
Borrowings acquired	(3.6)	(2.9)	(6.5)
Lease obligations acquired	(3.3)	(1.1)	(4.4)

	17.2	23.8	41.0

Less minority interests	(6.9)	—	(6.9)
Net assets acquired	10.3	23.8	34.1
Goodwill	23.5	27.1	50.6

Consideration	33.8	50.9	84.7

Satisfied by:
Cash paid	14.2	24.5	38.7
Deferred consideration	19.6	26.4	46.0

	33.8	50.9	84.7

Significant acquisitions in 2002 are as follows:

Ritek Venture

On July 19, 2002, the Group acquired 80% of the issued share capital of DGMS. The remaining 20% is owned by Ritek Corporation, a manufacturer of optical discs. Total consideration of the acquisition was £33.8m, of which £19.6m is deferred. Of the unconditional deferred consideration of £19.6m, £9.8m was paid on January 3, 2003 with the final installment of £9.8m due on January 1, 2004.

No information is available in respect of the book values of assets and liabilities contributed by Ritek Corporation to DGMS and accordingly book values have not been disclosed. Pre acquisition results of the acquired business are not material.

Other acquisitions

During 2002, three new bingo clubs were acquired in Madrid, Barcelona and Seville in Spain for a total consideration of £16.7m of which £5.8m is deferred. The deferred consideration is payable in installments between 2003 and 2006.

NOTES TO THE ACCOUNTS—(Continued)

On February 21, 2002 the Group acquired Vision Entertainment Inc for a cash consideration of £3.2m.

On November 8, 2002, the Group acquired 100% of the net assets of Capital FX Holdings Limited, a laser sub-titling and digital effects company in the UK. Total consideration was £9.6m, of which £6.0m is deferred. £3.5m of the deferred consideration is contingent upon achieving pre-defined earnings targets in the five calendar years from 2004 to 2008. The remainder is payable in installments from March 1, 2004 to March 1, 2008.

On November 29, 2002, the Group acquired 95% of the net assets of Image SA, a film laboratory in Barcelona, Spain. The remaining 5% of the net assets had been previously acquired on October 31, 2002. Total consideration was £6.7m, of which £0.4m is deferred.

On December 31, 2002, the Group acquired the remaining 50% of the common stock of ETS. All £14.2m consideration for ETS is deferred. Of the deferred consideration £1.6m is contingent upon achieving pre-defined earnings targets in the three calendar years from 2004 to 2006. The remainder is payable in installments between 2003 and 2007. £7.4m was paid in January 2003.

Prior to becoming a subsidiary, ETS was accounted for as a joint venture. In accordance with FRS 2 and in order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising on each purchase of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that ETS became a subsidiary. The statutory method would not give a true and fair view because it would result in the Group’s share of ETS’s retained reserves, during the period that it was an associate, being characterized as goodwill. The effect of this departure is to increase retained profit by £2.4m and to increase purchased goodwill charged to intangible assets by £2.4m.

The assets shown above have been included at fair value which approximates to book value.

26    RECONCILIATION TO NET DEBT

	2002	2001	2000
	£m	£m	£m
(Decrease) increase in cash in the year	(29.0)	(43.8)	72.4
(Increase) decrease in debt and lease financing	(159.7)	117.3	848.6
Movement in liquid resources	18.8	(5.4)	(1.1)

Decrease (increase) in net debt from cash flows	(169.9)	68.1	919.9
Borrowings and leases acquired with subsidiary	(10.9)	—	—
New finance leases	—	(1.4)	(2.0)
Gain on repayment of fixed rate debt	1.0	7.7	—
Currency translation adjustment	28.8	(2.6)	(75.9)

(Increase) decrease in net debt in the year	(151.0)	71.8	842.0
Net debt at January 1	(248.1)	(319.9)	(1,161.9)

Net debt at December 31	(399.1)	(248.1)	(319.9)

Cash, deposits and current asset investments (Note 16)	107.2	123.9	167.7
Loan capital and borrowings (Note 17)	(506.3)	(372.0)	(487.6)

Net debt at December 31	(399.1)	(248.1)	(319.9)

The movement in liquid resources consisted of purchases of deposits and investments of £25.1m (2001 £6.3m) and sales of £6.3m (2001 £11.7m).

NOTES TO THE ACCOUNTS—(Continued)

27    ANALYIS OF NET DEBT

(a)    Year to December 31, 2002

	December 31 2001	Cash Flow	Acquisitions	Other non cash changes	Currency translation adjustment	December 31 2002
	£m	£m	£m	£m	£m	£m
Cash in hand and at bank	117.6	(25.4)	—	—	(9.0)	83.2
Overdrafts	(6.5)	(3.6)	—	—	—	(10.1)

	111.1	(29.0)	—	—		73.1
Debt due after one year	(362.7)	(134.4)	(6.5)	1.0	38.7	(463.9)
Debt due within one year	(0.2)	(25.8)	—	—	—	(26.0)
Finance leases	(2.6)	0.5	(4.4)	—	0.2	(6.3)

	(254.4)	(159.7)				(496.2)
Liquid resources	6.3	18.8	—	—	(1.1)	24.0

Total	(248.1)	(169.9)	(10.9)	1.0	28.8	(399.1)

(b)    Year to December 31, 2001

	December 31 2000	Cash flow	Other non cash changes	Currency translation adjustments	December 31 2001
	£m	£m	£m	£m	£m
Cash	156.0	(46.6)	—	8.2	117.6
Overdrafts	(9.3)	2.8	—	—	(6.5)

	146.7	(43.8)	—	8.2	111.1
Debt due after one year	(444.1)	84.6	7.7	(10.9)	(362.7)
Debt due within one year	(32.2)	31.9	—	0.1	(0.2)
Finance leases	(2.0)	0.8	(1.4)	—	(2.6)

	(331.6)	73.5	6.3	(2.6)	(254.4)
Liquid resources	11.7	(5.4)	—	—	6.3

Total	(319.9)	68.1	6.3	(2.6)	(248.1)

(c)    Year to December 31, 2000

	December 31 1999	Cash flow	Other non cash changes	Currency translation adjustments	December 31 2000
	£m	£m	£m	£m	£m
Cash	94.2	61.1	—	0.7	156.0
Overdrafts	(20.6)	11.3	—	—	(9.3)

	73.6	72.4	—	0.7	146.7
Debt due after one year	(1122.6)	751.3	—	(72.8)	(444.1)
Debt due within one year	(106.0)	77.9	—	(4.1)	(32.2)
Finance leases	(19.7)	19.4	(2.0)	0.3	(2.0)

	(1174.7)	921.0	(2.0)	(75.9)	(331.6)
Liquid resources	12.8	(1.1)	—	—	11.7

Total	(1161.9)	919.9	(2.0)	(75.9)	(319.9)

NOTES TO THE ACCOUNTS—(Continued)

Liquid resources comprise current asset investments which, as described in Note 16, represent amounts readily convertible into cash.

Other non-cash changes comprise the gain on repayment of fixed rate debt and the inception of new finance leases.

28    DIRECTORS

(a)    Directors’ interests

The directors’ interests in shares or stocks of the Company, including options to purchase ordinary shares under the terms of the Group’s Executive Share Option Schemes (“ESOS”), Long Term Incentive Plan (“LTIP”) and Share Savings Schemes (“SAYE”) are as detailed below.

	December 31, 2002			January 1, 2002
	Ordinary shares	Preference shares	SAYE	Ordinary shares	Preference shares	SAYE	Exercise price (p)
Alun Cathcart	75,000	—	—	50,000	—	—	—
Ian Dyson	20,000	—	—	20,000	—	—	—
Peter Jarvis	25,525	—	—	20,113	—	5,412	179.00
Mike Smith	120,000	—	—	80,000	—	—	—
Oliver Stocken	38,188	—	—	25,000	—	—	—
John Sunderland	1,058	—	—	1,058	—	—	—

No options to subscribe for ordinary shares of the Company were granted to directors, or lapsed, during the year ended December 31, 2002.

The market price of an ordinary share at December 31, 2002 was 266.5 pence and the range during the preceding 12 months was 303 pence to 226 pence. Options outstanding at December 31, 2002 are exercisable at various dates between April 1, 2002 and September 12, 2009, subject to satisfaction of applicable performance conditions.

Pursuant to the provisions of the Companies Act 1985, each executive director is also deemed to be interested in the ordinary shares of the Company held by The Rank Group Plc Employee Benefit Trust. At January 1, 2002, the interest was in a total of 1,224,389 ordinary shares and at December 31, 2002 and the date of this report, the interest is in a total of 2,252,076 ordinary shares.

There were no changes in directors’ interests between January 1, 2002 and the date of this report.

The Company’s register of directors’ interests (which is open to inspection) contains full details of directors’ shareholdings and options to subscribe for shares.

Long Term Incentive Plan

The current long term incentive plan, the Rank Group 2000 Long Term Incentive Plan, provides for executive directors and selected executives to be given restricted awards over existing ordinary shares with a market value of up to one times base salary. Awards are released if a total shareholder return (“TSR”) target is achieved and if there is an average annual real growth in normalized earnings per share of at least 2% over the

NOTES TO THE ACCOUNTS—(Continued)

relevant performance period, comprising three consecutive financial years of the Company. TSR is measured by reference to the change in the price of ordinary shares over the performance period and the gross value of dividends received on the shares, assuming they are immediately reinvested in shares during that period.

(b)    Total emoluments of the directors of The Rank Group Plc:

	2002	2001	2000
	£000	£000	£000
Fees	95	110	157
Base salaries, allowances and taxable benefits	1,043	1,087	1,314
Bonuses	407	541	878
Pension contributions-defined contributions	238	238	283
Salary supplements.	60	54	48
Compensation for loss of office (including contribution to unapproved retirement benefit scheme—£166,000)	—	751	—

Total emoluments	1,843	2,781	2,680

(c) Emoluments of current Chairman	160	107	288
(d) Emoluments of highest paid director (including pension contributions)	1,058	1,103	1,111

29    EMPLOYEES

	2002	2001	2000
	£m	£m	£m
Employee costs
Wages and salaries	322.5	303.3	387.2
Social security costs	28.7	25.7	33.8
Other pension costs	6.3	7.9	12.8

	357.5	336.9	433.8

	2002	2001	2000
Average number of employees by geographical area
UK	10,628	10,560	10,574
North America	8,772	8,190	8,778
Rest of the World	2,462	2,205	1,789

Continuing operations	21,862	20,955	21,141
Discontinued operations	—	—	15,916

Average in year	21,862	20,955	37,057

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) below are those required by that standard. FRS 17 “Retirement Benefits” was issued in November 2000 but will not require full implementation for the Group and Company until the year ended December 31, 2005. Prior to this, phased transitional disclosures are required from December 31, 2001. The disclosures required are presented in (b) below.

(a)    Provision for pension and similar obligations United Kingdom

The Group has two pension schemes for UK employees, both of which are contracted out of the State second Pension arrangements. The schemes are externally funded under separate trusts and the funds’ assets are held separately from Group assets. The accounts of both schemes for the year ended April 5, 2002 have been reported upon by their auditors without qualification.

NOTES TO THE ACCOUNTS—(Continued)

The Rank Pension Plan (“the Plan”) is a defined benefit scheme with pensions fixed by reference to final pay and length of service. The market value of the Plan’s assets at April 5, 2002 was £575.2m (2001 £589.9m).

Formal actuarial valuations of the Plan are carried out triennially by an independent actuary, Mercer Human Resource Consulting Limited. The most recent valuation has an effective date of April 5, 2001 and has been used to determine the pension charge for the year December 31, 2002. The main actuarial assumptions adopted were:

Valuation method	attained age
Rate of return on investments
—pre retirement	6.25% p.a.
—post retirement	5.25% p.a.
Rate of increase of pensionable remuneration	3.75% p.a.
Rate of discretionary pension increases	1.50% p.a.
Rate of pensions in payment increases*	2.50% p.a.

*	Pensions in payment are entitled to increases in line with price inflation subject to a maximum of 5% per annum.

In prior years, the Plan has been valued under the projected unit method. Following the closure of the scheme to new entrants, the attained age valuation method has been adopted since 2001.

Assets were taken at their market value. As at the actuarial valuation date the value of the assets was sufficient to cover 109% of the accrued benefits allowing for expected future increases in earnings.

The pension charge for the year December 31, 2002 was £0.6m (2001 £1.9m). The charge was determined after recognizing a credit of £4.9m resulting from spreading the expensing surplus of £36.5m as at January 1, 2001 over the average remaining service lives of the active members of the Plan. The decline in stock market values since the actuarial valuation of the Plan on April 5, 2001 and the increase in accrued liabilities as a result of changes in financial conditions have resulted in a deficit in the fund at December 31, 2002 calculated in accordance with the requirements of FRS 17. Under current accounting policies these matters are not required to be reflected in the pension charge until the next formal actuarial valuation, which will take place no later than April 5, 2004.

At December 31, 2002 there was a prepayment in debtors of £15.1m (2001 £11.0m) resulting from the difference between pension costs charged in the accounts and the amounts funded to date.

The Rank Money Purchase Pension Scheme is a defined contribution scheme with benefits which depend on the contribution levels and the emerging investment performance. The market value of its assets at April 5, 2002 was £35.4m (2001 £37.8m). Group contributions to this scheme in the year to December 31, 2002 totaled £1.3m (2001 £0.9m).

USA The Group operates defined contribution schemes in the USA. Group contributions to these schemes totaled £3.9m (2001 £3.3m).

(b)    FRS 17 “Retirement Benefits”

The Group has continued to adopt FRS 17 “Retirement benefits” under the phased transitional arrangements allowed by the standard. The disclosures below relate to all retirement benefit plans in the UK.

NOTES TO THE ACCOUNTS—(Continued)

A full actuarial valuation was carried out at April 5, 2001 and updated by an independent actuary to December 31, 2002.

The main actuarial assumptions used to calculate the Plan’s liabilities under FRS 17 are:

	2002	2001
Valuation method	Projected unit	Projected unit
Discount rate	5.50% p.a.	6.00% p.a.
Inflation rate	2.25% p.a.	2.50% p.a.
Salary increases	3.50% p.a.	3.75% p.a.
Rate of increase of deferred pensions	2.25% p.a.	2.50% p.a.
Rate of increase of pensions in payment increases (5% LPI increases)	2.25% p.a.	2.50% p.a.

The assets in the scheme and the expected rate of return were:

	Long term rate of return expected at December 31, 2002	Value at December 31, 2002	Long term rate of return expected at December 31, 2001	Value at December 31, 2001
		£m		£m
Equities	7.0%	280.0	7.5%	361.5
Government bonds	4.5%	90.0	5.0%	106.0
Non-government bonds	5.5%	66.4	6.0%	71.6
Insurance policies	5.5%	13.3	6.0%	15.4
Cash	4.0%	16.0	4.0%	11.0

Total market value of assets		465.7	4.0%	565.5
Actuarial value of defined benefit liabilities		(556.6)		(528.6)
(Deficit) surplus in the Plan		(90.9)		36.9
Related deferred tax asset (liability)		27.3		(11.1)
Net pension (liability) asset		(63.6)		25.8

If FRS 17 had been adopted in the financial statements, the Group’s net assets and profit and loss reserve at December 31, 2002 and December 31, 2001 would have been as follows:

	2002	2001 (as restated)
	£m	£m
Net assets
Net assets excluding pension asset	753.6	732.9
Pension (liability) asset	(63.6)	25.8

Net assets including pension (liability) asset	690.0	758.7

	2002	2001 (as restated)
	£m	£m
Reserves
Profit and loss reserve excluding pension assets	578.4	570.1
Pension reserve	(63.6)	25.8

Profit and loss reserve	514.8	595.9

NOTES TO THE ACCOUNTS—(Continued)

The Plan is closed to new entrants. Under the projected unit method, the current service cost will increase as the members of the Plan approach retirement.

The following amounts would have been recognized in the performance statements in the year to December 31, 2002 under the requirements of FRS 17:

2002
£m
Operating profit
Current service cost	5.0
Past service cost	—

Total operating charge	5.0

Other finance income
Expected return on plan assets	37.5
Interest on Plan liabilities	(31.3)

Net return	6.2

Statement of total recognized gains and losses
Actual return less expected return on Plan assets	(122.4)
Experience gains and losses arising on Plan liabilities	17.5
Changes in assumptions underlying the present value of the Plan liabilities	(28.6)

Actuarial loss recognized	(133.5)

Movement in (deficit) surplus during the year
Surplus in Plan at beginning of the year	36.9
Movement in year:
Current service cost	(5.0)
Contributions	4.5
Past service costs	—
Other finance income	6.2
Actuarial loss	(133.5)

Deficit in Plan at end of the year	(90.9)

Details of experience gains and losses for the year to December 31, 2002
Difference between the expected and actual return on Plan assets:
Amount (£m)	(122.4)
Percentage of Plan assets	26%

Experience gains and losses on Plan liabilities:
Amount (£m)	17.5
Percentage of present value of Plan liabilities	3%

Total amount recognized in statement of total recognized gains and losses:
Amount (£m)	(133.5)
Percentage of present value of Plan liabilities	24%

NOTES TO THE ACCOUNTS—(Continued)

30    CONTINGENT LIABILITIES

	2002	2001
	£m	£m
Guarantees by the Company and by subsidiary undertakings	38.9	50.6

The Group is involved in a dispute with Serena Holdings Limited over the purchase consideration of an acquisition which has been referred to an expert for determination. The dispute centers upon the parties’ contentions in relation to the accounts and the profits of the businesses based upon which an additional purchase consideration may be payable. The directors are strongly resisting the payment of any further sum. At the present time the outcome to the Group cannot be determined and the potential liability cannot be quantified. However, it is the opinion of the directors that it is unlikely that the outcome of this dispute will have a material effect on the Group’s financial position.

Subsidiary undertakings are involved in actions, including class action suits, in the US. The actions are being vigorously contested and the directors believe that none of these actions will result in a material adverse effect on the financial condition of the Group. Additional information required to be disclosed by FRS 12, “Provisions, contingent liabilities and contingent assets”, is not disclosed on the grounds that it can be expected to prejudice the outcome of these matters.

31    COMMITMENTS

Future capital expenditure

At December 31, 2002 commitments for capital expenditure amounted to £24.1m (2001 £18.3m).

Group operating lease commitments

At December 31, 2002 commitments to make payments under operating leases in the following 12 months was:

	Land and buildings		Plant and machinery
	2002	2001	2002	2001
	£m	£m	£m	£m
Leases expiring in one year	3.3	3.3	0.2	0.1
Leases expiring in two to five years	5.7	15.3	14.3	8.8
Lease expiring in more than five years	47.4	32.2	—	—

	56.4	50.8	14.5	8.9

32    RELATED PARTY TRANSACTIONS

On July 19, 2002 the Group purchased a controlling interest in DGMS. Further details are provided in note 25. Group sales to DGMS were £4.0m and at December 31, 2002, DGMS owed the Group £6.2m.

On September 10, 2002 the Group purchased a 50% interest in Atlab. Further details are provided in note 25. Group sales to Atlab were £1.7m, purchases were £16.6m in the period after acquisition. At December 31, 2002 the joint venture owed the Group £1.2m.

On December 31, 2002 the Group purchased the remaining 50% of the common stock of ETS. During the year the Group charged ETS a marketing fee of £0.3m.

NOTES TO THE ACCOUNTS—(Continued)

During the year the Group traded with its associate undertakings, The Lab and EFILM. Group sales to these associate undertakings totaled £0.9m, purchases totaled £0.1m, marketing fees totaled £0.2m and at December 31, 2002 these associates owed the Group £0.3m.

During the year the Group traded with its joint venture investment BLRP. £4.4m of rental payments to BLRP were made in the year. The British Land joint venture ended with the disposal of all its remaining properties on August 29, 2002, for cash proceeds of £109m and net cash proceeds, after financing, for the Group of £16.6m.

The Group recharges the Rank Group UK Pension scheme with the costs of administration and independent pension advisers borne by the Group. The total amount recharged in the year ended 31 December 2002 was £1.6m (2001—£1.5m).

33    POST BALANCE SHEET EVENTS

On January 27, 2003 the Group completed its acquisition of Blue Square Limited, on of the UK’s leading internet and telephone betting businesses, for a consideration of £65m in unlisted convertible loan stock, convertible into Rank ordinary shares at the rate of 282p for every £1 of loan stock held. Full conversion of the loan stock would result in the issue of 23 million new Rank ordinary shares. In the 12 months to December 2002 Blue Square received total stakes of £202.0m and generated gross win of £13.4m. The Group intends to combine its current internet operations with those of Blue Square—any costs or adjustments to asset carrying values associated with this integration which may arise as a result of this integration will be included in the accounts for the year ending December 31, 2003. The transaction is not considered material to the Group’s results and accordingly no adjusted combined net assets statement has been included in this note.

34    PRINCIPAL SUBSIDIARY UNDERTAKINGS

Except where otherwise stated, The Rank Group Plc (“Rank”) owns directly or indirectly 100% of the ordinary share capital and voting rights of the following companies. The companies are incorporated in Great Britain unless otherwise indicated after the company name. The principal operations are carried out in the country of registration.

Principal Activities
GAMING
Grosvenor Casinos Limited	London and provincial casinos
Mecca Bingo Limited	Social and bingo clubs
Rank Leisure Machine Services Limited	Amusement machine hire and sales
Rank Group Gaming Division	Owns the Group’s investments in Gaming division companies.

HARD ROCK
Hard Rock Cafe International (USA) Inc. (US)	Operates and franchises Hard Rock cafes
Hard Rock International Limited	Operates and franchises Hard Rock cafes
Hard Rock Canada Inc (Canada)	Operates and franchises Hard Rock cafes

DELUXE
Deluxe Laboratories Limited	Film processing laboratory
Deluxe Laboratories Inc. (US)	Film processing laboratory
Deluxe Toronto Limited (Canada)	Film processing laboratory
Deluxe Media Services Inc. (US)	VHS duplication and distribution
Deluxe Global Media Services LLC (US) Rank owns 80% of the issued shares	DVD replication

NOTES TO THE ACCOUNTS—(Continued)

HOLDING AND OTHER COMPANIES
Rank America Inc. (US)	Owns the Group’s investments in the US
Rank Group Finance Plc*	Funding operations for the Group
Rank Leisure Holdings Plc*	Owns the Group’s investments in the UK operating subsidiary undertakings, Rank Overseas Holdings Limited and BL Rank Properties Ltd
Rank Overseas Holdings Limited	Owns the Group’s investment in Rank Holdings (Netherlands) BV and Rank America Inc.

*	directly held by the company.

35    SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”).

The following is a summary of the significant differences between UK and US GAAP, as they apply to the Group:

(a)    Goodwill and identifiable intangible assets

Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value on the date of acquisition of the identifiable net assets recorded as goodwill.

Under UK GAAP, prior to the implementation of FRS 10 “Goodwill and Intangible Assets”, goodwill arising on acquisitions made before December 31, 1997 has been written off directly to reserves. Goodwill arising on acquisitions subsequent to December 31, 1997 has been capitalized and is being amortized over its useful economic life.

For the purposes of US GAAP, all goodwill written off against reserves under UK GAAP has been reinstated as an intangible asset on the balance sheet and through December 31, 2001 was being amortized using the straight line method over its estimated useful life of twenty years, which equates to the useful economic life, except when management consider that there has been an impairment in the value of goodwill, whereupon this element of the goodwill is charged to the profit and loss account immediately. Effective January 1, 2002, the Group adopted SFAS 142. This statement requires that goodwill no longer be amortized as of January 1, 2002. Additionally, goodwill recorded from business combinations occurring subsequent to June 30, 2001 has not been amortized.

At the time of business combination, the Group must analyze its excess of purchase price over the fair value of the assets received to determine if there are any identifiable intangibles to be recorded in accordance with FAS 141. These assets must be designated as either definite or indefinite-lived intangibles with amortization charged against definite lived intangibles over their useful life.

Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Additionally, upon adoption of SFAS 142, management completed an impairment assessment and have concluded that there is no impairment of goodwill or identifiable intangibles with indefinite lives. In addition, at December 31, 2002, the Group performed its annual impairment test and determined that there was no impairment necessary to the carrying value of goodwill.

NOTES TO THE ACCOUNTS—(Continued)

An analysis of goodwill by reporting segment is given below:

	Hard Rock	Gaming	Deluxe	Other	Total
	£m
Balance at January 1, 2002	174.6	78.1	105.6	0.5	358.8
Currency translation adjustment	(4.2)	5.6	(8.6)	—	(7.2)
Acquisitions/disposals	—	—	24.0	—	24.0

Balance at December 31, 2002	170.4	83.7	121.0	0.5	375.6

An analysis of the identifiable intangible assets is given below:

	Customer contracts	Technology	Total
	£m	£m	£m
Balance at January 1, 2002	—	—	—
Additions	12.9	3.6	16.5
Amortization expense	(0.7)	—	(0.7)

Balance at December 31, 2002	12.2	3.6	15.8

Amortization expense on customer contracts and technology is expected to be £4.9m, £4.2m, £3.3m, £2.6m and £0.5m for each of the next four years, respectively.

Had the Group accounted for its goodwill and identifiable intangible assets that have indefinite lives under SFAS 142 for the years ending December 31, 2000 and 2001, the impact on reported results would have been as follows:

	2001		2000
	£m		£m
Net income under US GAAP as reported	315.8		(352.7)
Amortization:
Goodwill	40.6		45.0
Intangibles	—		—
Adjusted net income (loss) per US GAAP	356.4		(307.7)
Adjusted basic net income (loss) per share	60.3	p	(44.2	)p
Adjusted diluted net income (loss) per share	60.2	p	(44.2	)p

(b)    Casino licenses

Under UK GAAP casino licenses are considered together with casino property. Casino properties are depreciated over the useful economic life of the physical properties to their residual values. Both the initial carrying amount and residual value take into account the trading potential of the property with the benefit of the casino licenses. In view of the high residual values, casino properties are reviewed annually for potential impairment.

Under US GAAP casino licenses are classified as intangible assets at their cost (or allocated purchase price) on acquisition, and through December 31, 2001 were being amortized over their estimated useful life. For US GAAP purposes, through December 31, 2001 the estimated useful life of casino licenses has been taken to be twenty years.

NOTES TO THE ACCOUNTS—(Continued)

In accordance with SFAS 142, it has been determined that casino licenses have an indefinite life and will no longer be amortized as of January 1, 2002. Casino licenses will be evaluated for impairment annually. Upon adoption of SFAS 142, management completed an impairment assessment and concluded that there is no impairment of casino licenses. In addition, at December 31, 2002, the Group performed its annual impairment test and determined that there was no impairment necessary to the carrying value of casino licenses.

(c)    Depreciation

Prior to January 1, 2000, under UK GAAP, no depreciation was provided on certain freehold properties, or leasehold properties with an unexpired term exceeding 20 years, where the directors were of the opinion that the properties were sufficiently well maintained to ensure that the residual values of such properties were such that the depreciation would be insignificant.

Following the introduction of FRS 15, which was implemented by the Group with effect from January 1, 2000, all properties are depreciated under UK GAAP. Freehold properties are depreciated on a straight-line basis over 100 years or their useful life, if less. Leased properties are depreciated over the lesser of 100 years, their useful life or the term of the lease. No depreciation is provided on freehold land.

Under US GAAP, such assets are depreciated based upon their historical cost on a straight-line basis over the lesser of 50 years, their useful life or the term of the lease.

(d)    Impairment of long lived assets

Under UK GAAP, formal impairment reviews are required if adverse events or changes in circumstances indicate that asset carrying values may not be recoverable. In addition, purchased goodwill or intangible assets with a useful life of more than twenty years must be reviewed for impairment each year. Impairment is indicated (and measured) if the discounted future cash flows attributable to the asset are less than its carrying value.

Under US GAAP, long lived assets held for use are tested for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. When impairment is believed to exist, an analysis is performed to compare the gross, undiscounted cash flows attributable to the asset over its remaining useful life to its carrying value. If the gross, undiscounted cash flows are less than the carrying value of the asset, impairment exists. The impairment loss is recorded as the difference between the assets carrying value and its fair value. Fair value is the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for measurement, if available. If quoted market prices are not available, the estimate of fair value is based on the best information available in the circumstances. The estimate of fair value considers prices for similar assets and the results of valuation techniques to the extent available in the circumstances.

(e)    Profit on disposal of businesses

Differing treatments between UK and US GAAP for the initial recording, determination of impairment and provisions for losses for certain of the Group’s tangible and intangible assets has led to differences in the carrying values of these assets. The differences in carrying values between UK and US GAAP gave rise to a difference in the profit recognized on disposal of managed businesses, resulting in a lower loss being recognized under US GAAP compared to that under UK GAAP.

NOTES TO THE ACCOUNTS—(Continued)

(f)    Pensions

US GAAP requires the use of a discount rate, which reflects current market rates in determining the provision for pension benefits. UK GAAP permits the use of longer term discount rates. In addition to the difference in discount rates, the amortization procedure under US GAAP applies a corridor approach for recognizing gains and losses in the determination of periodic pension expense.

For US GAAP purposes, Statement of Financial Accounting Standard (SFAS) No. 87, “Employers Accounting for Pensions”, was effectively adopted as of October 31, 1993 with the transition asset being amortized over the remaining service life of the current employees. It was not feasible to apply SFAS No. 87 on the effective date because of the numerous actuarial calculations involved and the limited availability of information prior to 1993.

At October 31, 1993 there was a deficit in the pension scheme of £20m. At that time the expected average remaining service life was 12 years. On adoption, four years after the date specified by SFAS No. 87, four twelfths of the deficit was reflected as an adjustment to accrued expense in the opening balance sheet under US GAAP. The remaining eight twelfths, £13m, is being amortized over eight years. For UK funding and accounting purposes it is satisfactory to carry out actuarial valuations on a three year interval whereas under US GAAP annual valuations are required.

SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” requires immediate recognition of settlement or curtailment gains and losses upon the occurrence of certain events, including the sale or disposal of operations which results in a significant decrease in the number of employees participating in a pension plan. Statement of Standard Accounting Practice 24, “Accounting for Pension Costs” (SSAP 24), permits any such gains and losses to be deferred and amortized to the profit and loss account in the overall context of the SSAP 24 pension charge.

The principal actuarial assumptions under SFAS No. 132 are as follows:

	December 31, 2002	December 31, 2001
	£m	£m
Discount rate	5.5%	6.0%
Investment return	6.3%	6.8%
Salary inflation	3.5%	3.8%
Inflation	2.3%	2.5%
Pension increases (post April 6, 1997 benefits)	2.3%	2.5%
Pension increases (pre April 6, 1997 benefits)	1.3%	1.5%

The disclosures below are presented in accordance with SFAS 132.

The components of pension expense which arise under SFAS No. 132 are as follows:

	2002	2001	2000
	£m	£m	£m
Service cost	5.2	8.7	7.9
Interest cost	31.0	26.6	27.9
Actual return on assets	(37.5)	(45.8)	(28.2)
Net amortization and deferral	2.7	0.4	(29.0)

Net periodic pension expense (income)	1.4	(10.1)	(21.4)

NOTES TO THE ACCOUNTS—(Continued)

The reconciliation of funded status under FAS No. 132 are as follows:

	2002	2001
	£m	£m
Benefit Obligation

At beginning of year	529.0	474.1
Effect of change in benefit obligation	—	34.7
Service cost	5.2	8.7
Interest cost	31.0	26.6
Actuarial loss (gain)	20.1	(18.9)
Benefits paid	(24.5)	(23.8)
Employee contributions	2.3	2.6
Disposal gain	(6.5)	—

At end of year	556.6	504.0
Liabilities in respect of disposals	—	25.0

Adjusted benefit obligation at end of year	556.6	529.0

Plan Assets

Fair value of asset at beginning of year	565.0	588.5
Actual return on plan assets	(75.2)	(35.2)
Employer contributions	4.6	7.9
Employee contributions	2.3	2.6
Benefits paid	(24.5)	(23.8)
Disposal	(6.5)	—

Fair value of asset at end of year	465.7	540.0
Assets held in respect of disposals	—	25.0

Adjusted fair value of asset at end of year	465.7	565.0

Funded status at year end	(90.9)	36.0
Unrecognized prior service cost	32.0	34.7
Unrecognized net actuarial loss (gain)	107.9	(24.9)

Net amount recognized	49.0	45.8

Amount recognized in the statement of financial position consists of:
Prepaid pension expense	—	45.8
(Accrued) pension liability	(70.7)	—
Unrecognized prior service cost	32.0	—
Accumulated other comprehensive income	87.7	—

Net amount recognized	49.0	45.8

Under US GAAP an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent this amount is not covered by the net liability recognized in the balance sheet. In 2002, an additional minimum liability of £119.7m was recorded.

(g)    Derivative financial instruments

Under UK GAAP, periodic gains and losses on interest and foreign currency derivatives are not recognized in earnings until the operational transactions to which they are linked occur. On January 1, 2001 for US GAAP

NOTES TO THE ACCOUNTS—(Continued)

reporting purposes, the Group adopted Financial Accounting Standard No. 133 Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) as amended by FAS 137 and FAS 138. Accordingly, all derivative instruments are recorded on the balance sheet at fair value. Changes in fair values are recorded in earnings or other comprehensive income, depending on whether the derivative instrument is part of a hedge transaction and, if it is, the type of hedge transaction. The Group has also reviewed its contractual arrangements for the existence of embedded derivatives that should be separately accounted for under FAS 133. If embedded derivatives are identified as a result of this review, they are recorded separately from their host contracts at fair value, with changes in fair value recognized in current earnings. The Group did not identify any such embedded derivatives as of January 1, 2002 or December 31, 2002.

In accordance with the transition provisions of FAS 133 on January 1, 2001, the Group recorded a cumulative-effect-type adjustment of £7.4m within Other Comprehensive Income in connection with certain foreign currency derivative instruments. During 2001 and 2002 the Group reclassified within earnings all the transition adjustments that were recorded in Accumulated Other Comprehensive Income as the instruments matured.

(h)    Sale and leaseback transactions

Under UK GAAP, sale and leaseback transactions between related parties may qualify for “sale and leaseback accounting” as set out in SSAP 21 and the recognition of a profit or loss on disposal may be allowable.

Under US GAAP, sale and leaseback transactions in which the seller-lessee holds a beneficial interest in the buyer-lessor do not qualify for sale and leaseback accounting and are required to be accounted for as financing arrangements. Accordingly, no revenues on the sale are recognized. In addition, the seller-lessee is required to account for a portion of payments to the buyer-lessor as interest expense, while the balance of the payments are debited to the liability account over the term of the lease.

As a result of the differences above any profit or loss on disposal will vary under US GAAP from that reported under UK GAAP.

Under UK GAAP gains and losses arising on sale and leaseback transactions are recorded in income in the period in which the transaction occurs. Under US GAAP losses are recognized in income in the period the transaction occurs, whilst gains are typically deferred and amortized to income over the period of the lease.

(i)    Software application development costs

Under UK GAAP, the Group has capitalized certain software consultancy costs.

Under US GAAP, such costs can only be capitalized when they meet the requirements for capitalization under SOP 98-1 (Accounting for the Costs of Computer Software Developed or Obtained for Internal Use). Under the provisions of SOP 98-1, costs can usually only be capitalized, whether expended internally or to third parties, if they are directly attributable to the project and incurred in the application development stage of the project. The resulting adjustment takes into consideration the treatment of these costs, as well as any depreciation taken in subsequent periods.

(j)    Deferred taxation

Under UK GAAP, deferred taxation is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax

NOTES TO THE ACCOUNTS—(Continued)

in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available information, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Rank adopted FRS 19 “Deferred Tax” in 2002. This results in a prior period adjustment and accordingly the results for 2001 and 2000 were restated in the prior year.

Under US GAAP, deferred taxation is accounted for on all timing differences, and a valuation allowance is established in respect of those deferred taxation assets where it is more likely than not that some portion will not be realized. Additionally, for US GAAP purposes deferred taxes are provided in respect of US GAAP adjustments to the book basis of assets and liabilities.

(k)    Ordinary dividends

Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors although approval of the final dividend will not take place until the annual general meeting subsequent to the year end.

Under US GAAP, such dividends are provided for in the period in which they are declared and approved by the Board of Directors.

(l)    Redeemable Preference shares

Under UK GAAP, convertible cumulative redeemable preference shares are included in shareholders’ funds.

Under US GAAP, because these shares have a mandatory redemption feature, they are not classified as shareholders’ equity.

(m)    Exceptional items

Under UK GAAP exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

Under US GAAP only items which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as “extraordinary” items and are presented below income before extraordinary items in the statement of profit and loss.

(n)    Employee expenses

Under UK GAAP certain amounts earned by employees are recognized in the financial statements as they are incurred.

Under US GAAP certain amounts payable to employees are accrued during the period to reflect the potential cost in that period.

(o)    Contingent consideration

Under UK GAAP, contingent consideration on acquisition of an entity is estimated at the acquisition date and subsequently corrected against goodwill when the actual amount is paid.

NOTES TO THE ACCOUNTS—(Continued)

Under US GAAP, contingent consideration is not recognized until the contingency is resolved or the amount is determinable.

(p)    Other differences

Other minor differences exist between UK GAAP and US GAAP in respect of certain items reflected in the consolidated financial statements, such as the accounting for stock options awarded and the accounting for shares held by ESOP trusts which are consolidated. Such differences are insignificant to the reconciliation of net income and shareholders’ funds and accordingly have been excluded from the reconciliations on the following pages.

(q)    Current assets and liabilities

Current assets under UK GAAP include amounts which fall due after more than one year.

Under US GAAP such assets would be reclassified as non-current assets. Provisions for liabilities and charges under UK GAAP include amounts due within one year which would be reclassified to current liabilities under US GAAP.

(r)    Discontinued operations

Under UK GAAP a business is classified as a discontinued operation where the sale or termination of the operation concerned has a material effect on the nature and focus of a Company’s operations and represents a material reduction in a company’s operating activities resulting from either withdrawal from a particular market (a class of business or geographical area), or from a material reduction in turnover in its continuing markets. The Group analyses turnover and operating profit between continuing and discontinued operations.

Under US GAAP a business is classified as a discontinued operation where it represents the disposal of a separate major line of business or class of customer. Under US GAAP the operating profit from discontinued operations would be shown on a separate line below income from continuing operations.

NOTES TO THE ACCOUNTS—(Continued)

(s)    Effect on net income of differences between UK GAAP and US GAAP

	2002		2001		2000
	£m		£m		£m
Profit (loss) for the financial year in accordance with UK GAAP	136.7		91.1		(171.4)
US GAAP adjustments:
Goodwill amortization(a)	0.3		(40.6)		(45.0)
Profit on disposal of businesses(e)	2.6		—		39.1
Amortization of casino licenses(b)	—		(5.8)		(6.0)
Depreciation of fixed assets(c)	—		(0.7)		(3.4)
Loss on disposal of fixed assets(c)	—		—		(36.2)
Impairment of long lived assets(d)	(15.7)		23.8		—
Reversal of sale and leaseback transaction(h)	18.9		(15.4)		(0.6)
Pension cost(f)	(0.9)		16.6		29.8
Capitalized software costs(i)	0.8		1.3		1.8
Accruals(n)	(0.5)		—		—
Derivative financial instruments(g)	25.7		(10.8)		—
Deferred taxation —full provisioning (as restated)(j)	(3.4)		248.9		(155.6)
—adjustments in respect of other US GAAP differences	0.3		7.4		(5.2)

Net profit (loss) in accordance with US GAAP	164.8		315.8		(352.7)

Earnings (loss) per share:
Basic: Continuing operations	28.0	p	53.7	p	(8.5	)p
Extraordinary item	—		—		(2.9	)p
Discontinued operations	—		(0.2	)p	(39.2	)p

Net basic earnings (loss) per share	28.0	p	53.5	p	(50.6	)p

Diluted: Continuing operations	27.8	p	53.7	p	(8.5	)p
Extraordinary item	—		—		(2.9	)p
Discontinued operations	—		(0.2	)p	(39.2	)p

Net diluted earnings (loss) per share	27.8	p	53.5	p	(50.6	)p

Number of shares used in calculating US GAAP basic income per share (in millions)	589.2		590.7		695.6

Number of shares used in calculating US GAAP diluted income per share (in millions)	592.4		592.4		695.6

NOTES TO THE ACCOUNTS—(Continued)

(t)    Effect on shareholders’ equity of differences between UK GAAP and US GAAP

	2002	2001
	£m	£m
Shareholders’ funds in accordance with UK GAAP (as restated)	748.6	728.7
US GAAP adjustments:
Goodwill	312.1	351.4
Intangible assets(a)	15.8	—
Contingent consideration(o)	5.1	—
Accumulated amortization of casino licenses(b)	(53.4)	(53.4)
Accumulated depreciation of fixed assets(c)	(47.2)	(47.2)
Impairment of long lived assets(d)	64.9	87.3
Adjustment to carrying value of investment(h)	(13.1)	(6.0)
Fixed assets subject to sale and leaseback transaction(h)	—	87.1
Loan creditor relating to sale and leaseback transaction(h)	—	(113.1)
Accrued pension costs(f)	(85.8)	34.8
Capitalized software costs(i)	(0.8)	(8.3)
Accruals(n)	(0.5)	—
Derivative financial instruments(g)	14.9	(10.8)
Preference shares(l)	(226.6)	(224.4)
Proposed ordinary dividends(k)	52.1	49.7
Deferred taxation
—full provisioning (as restated)(j)	77.4	89.4
—adjustments in respect of other US GAAP differences	(7.8)	(8.1)

Shareholders’ equity in accordance with US GAAP	867.2	957.1

The Group has adopted Statement of Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive income and its components. Components of comprehensive income consist of the following:

	2002	2001	2000
	£m	£m	£m
Net income under US GAAP	164.8	315.8	(352.7)

Other comprehensive income
Foreign currency translation adjustment	(42.8)	(8.8)	(9.8)
Additional minimum pension liability	(119.7)	—	—

	(162.5)	(8.8)	(9.8)
Comprehensive income	2.3	307.0	(362.5)

Accumulated other comprehensive income	(181.1)	(18.6)	(9.8)

NOTES TO THE ACCOUNTS—(Continued)

Changes in US GAAP shareholders’ equity are as follows:

£m
Shareholders’ equity at December 31, 2000	743.1
Net income for the period	315.8
Ordinary share dividends	(72.0)
Preference share dividends and redemption premium	(21.0)
Currency translation adjustment	(8.8)

Shareholders’ equity at December 31, 2001	957.1
Net profit for the period	164.8
New share capital subscribed	5.3
Amounts deducted in respect of share issued to the QUEST	(0.7)
Ordinary share dividends	(75.8)
Preference share dividends and redemption premium	(21.0)
Additional minimum pension liability	(119.7)
Currency translation adjustment	(42.8)

Shareholders’ equity at December 31, 2002	867.2

(u)    Consolidated statement of cash flows

Under UK GAAP, the consolidated cash flow statement is prepared in accordance with FRS 1, as revised, “Cash Flow Statements” and presents substantially the same information as that required under US GAAP SFAS 95, “Statement of Cash Flows”. However, there are certain differences in classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents between UK and US GAAP.

Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which include short term, highly liquid investments with original maturities of less than 90 days, and exclude overdrafts.

Under UK GAAP, cash flows are presented for operating activities; distributions from joint ventures and associated undertakings; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; ordinary dividends paid; management of liquid resources and financing. US GAAP only requires presentation of cash flows as resulting from three activities: operating, investing and financing.

Cash flows under UK GAAP in respect of interest received, interest paid, investment income and taxation would be included within operating activities under US GAAP. Capital expenditure and financial investment, distributions received from joint ventures and associates, and cash flows from acquisitions and disposals would be included within investing activities under US GAAP. Equity dividends paid would be included within financing activities under US GAAP. Management of liquid resources may be included within financing activities or the liquid resources may be considered a cash equivalent under US GAAP, depending on the nature of the liquid resources.

NOTES TO THE ACCOUNTS—(Continued)

The following table summarizes the statement of cash flows for the Group as if they had been presented in accordance with US GAAP and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash and cash equivalents under UK GAAP.

	2002	2001	2000
	£m	£m	£m
Net cash flow from operating activities	57.1	209.3	282.6
Net cash (used in) provided by investing activities	(154.3)	(67.4)	1,026.9
Net cash provided by (used in) financing activities	90.6	(195.3)	(1,248.2)

Net (decrease) increase in cash and cash equivalents under US GAAP	(6.6)	(53.4)	61.3
Effect of exchange rates on cash and cash equivalents	(10.1)	8.2	0.7
Cash and cash equivalents under US GAAP at beginning of year	123.9	169.1	107.1

Cash and cash equivalents under US GAAP at end of year	107.2	123.9	169.1

36    RECENTLY ISSUED ACCOUNTING STANDARDS

The Group will adopt SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) at January 1, 2003. Under SFAS 143, the fair value of a liability for an asset retirement obligation covered under the scope of SFAS 143 would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. The Group is considering this standard to determine, among other things, whether it has any asset retirement obligations which are covered under the scope of SFAS 143, and the effect, if any, the adoption of SFAS 143 will have.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 “Reporting Results of Operations”. This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the Group for the year ending December 31, 2003. The adoption of this statement is not expected to have a material effect on the Group’s results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, “Accounting For Costs Associated with Exit or Disposal Activities” (SFAS 146”). SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require Companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)”. The Group will adopt SFAS No. 146 on January 1, 2003.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123”. This standard provides two additional transition methods and additional disclosure for companies selecting to adopt the fair value accounting provisions of SFAS 123, “Accounting for Stock-Based Compensation” but does not change the fair value measurement principles of

NOTES TO THE ACCOUNTS—(Continued)

SFAS 123. The Group could adopt SFAS 148 beginning 1 January 2003 should it elect to account for its stock compensation plans by the fair value method. The adoption of this statement is not expected to have a material effect on the Group’s results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 expands on the accounting guidance of SFAS 5, “Accounting for Contingencies”, SFAS 57, “Related Party Disclosures”, and SFAS 107, “Disclosures about Fair Value of Financial Instruments”, and incorporates without change the provisions of FIN 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”, an interpretation of SFAS 5, which is being superceded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a Group issues a guarantee, the Group must recognize an initial liability for the fair value, or market value of the obligations it assumes under that guarantee and must disclose that information in its annual financial statements. FIN 45 will be effective to the Group on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of periods ending after December 15, 2002. The Group is still analyzing the impact of the recognition requirements of FIN 45. All disclosures required for the current year have either been included below or in notes 25 and 30 of the Notes to the Accounts:

The Group Gaming division has electricity and gas supply contracts outstanding which guarantee a minimum purchase amount, these are detailed below:

•	contract ending in March 2004 guaranteeing the purchase of £1.5m in electricity; and

•	contract ending in March 2004 guaranteeing the purchase of £0.5m in gas supplies.

Many Deluxe customer contracts have performance obligations mainly focused around timeliness of delivery, quality of product and security. The implications of failing to meet these obligations vary from contract to contract. In the worse cases repeated offences and failure to remedy the breach could end in termination of contract and the financial loss of any advance.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under that interpretation, certain entities known as “Variable Interest Entities” (VIEs) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of the interpretation will be effective for December 31, 2003 financial statements. The disclosure requirements in this interpretation are effective for financial statements of periods ending after December 15, 2002. The Group is completing its evaluation of the impact of FIN 46 on its results of operations and financial position and does not anticipate any material impact upon adoption of this standard. All disclosures required for the current year have been included in this report.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The Group is currently analyzing the impact of this Statement but does not believe that on adoption, it will have a material impact on its results of operations or financial position.

NOTES TO THE ACCOUNTS—(Continued)

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Group is currently analyzing the impact of this Statement.

Other recently issued accounting pronouncements will not have a material impact on the Group’s financial position or results of operations.

37    COMPANIES ACT 1985

The Consolidated Financial Statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended December 31, 2001, 2000, 1999 and 1998 have been filed with the United Kingdom’s Registrar of Companies. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237 (2) or (3) of that Act.

These Consolidated Financial Statements exclude certain parent company statements and other information required by the Companies Act 1985. However, they include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the profit and loss account and balance sheet items.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Stock Provisions	Debtor Provisions
	£m	£m
Balance at December 31, 1999	4	16
Charges to profit and loss	—	32
Utilization of provision	(1)	(36)
Business acquisitions and disposals	—	4
Currency translation adjustment	—	1

Balance at December 31, 2000	3	17

Charges to profit and loss	—	8
Utilization of provision	(2)	(13)
Currency translation adjustment	—	1

Balance at December 31, 2001	1	13

Charges to profit and loss	—	—
Utilization of provision	—	(8)
Business acquisitions and disposals	—	2
Currency translation adjustment	—	—

Balance at December 31, 2002	1	7

ITEM 18    FINANCIAL STATEMENTS

NOT APPLICABLE

ITEM 19    EXHIBITS

The following documents are filed as exhibits to this Registration Statement:

1.1		Memorandum and Articles of Association.

2.1		Form of Note and Guarantee Agreement between The Rank Group Plc and Holders of Guaranteed Senior Notes Issuable in Series.

4	.1*

The Rank Organisation Overseas Executive Share Option Plan, The Rank Organisation 1995 Executive Share Option Scheme, The Rank Group 1996 Executive Share Option Scheme, The Rank Group 1996 Share Savings Scheme, and The Rank Group Long Term Incentive Plan.

4	.2**	An agreement dated February 19, 2000 between Rank Leisure Holdings Plc and Reamace Limited.

4	.3**	An agreement dated February 22, 2000 between Rank Leisure Holdings Plc and Shelfco (No. 1797) Limited.

4	.4**	An agreement dated May 19, 2000 by and among Rank America, Inc., Rank Orlando II, Inc., Rank Orlando, Inc. and Blackstone USE Acquisition company LLC.

4	.5**	An agreement dated September 3, 2000 by and among Rank Leisure Division Limited, Creamford Limited and The Rank Group Plc.

4	.6**

An agreement dated September 27, 2000 by and among The Rank Group Plc, Rank Holidays Division Limited, Rank Holdings (France) SA, Rank Holdings Espana SA, Rank Holdings (Netherlands) BV, Butlins Limited, Foray 989 Limited and Bourne Leisure Limited.

4	.7**	Director’s Service Contract for Michael Edward Smith dated February 25, 1999.

4	.8**	Director’s Service Contract for Ian Dyson dated August 17, 1999.

4	.9**	Director’s Service Contract for Alun Cathcart dated April 10, 2001.

4	.10***	Rank Group 2000 Long Term Incentive Plan.

4	.11****	Rank Group 2002 Executive Share Option Scheme.

6.1		Calculation of earnings per share included in note 8 of the Consolidated Financial Statements in Item 17 of this Annual Report.

10.1

Certification of Mike Smith, Chief Executive of The Rank Group Plc and Ian Dyson, Finance Director of The Rank Group Plc, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.

10.2		Consent of PricewaterhouseCoopers LLP.

*	Incorporated by reference to the Group’s registration statement on Form S-8 (No. 333-06752) filed with the Commission on April 7, 1997.
**	Previously filed as exhibits to the Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.
***	Incorporated by reference to the Group’s registration statement on Form S-8 (No. 333-12838) filed with the Commission on November 3, 2000.
****	Incorporated by reference to the Group’s registration statement on Form S-8 (No. 333-87314) filed with the Commission on April 26, 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE RANK GROUP PLC

By:	/s/ IAN DYSON
Ian Dyson
Finance Director

CERTIFICATIONS

I, Mike Smith, certify that:

1.	I have reviewed this annual report on Form 20-F of The Rank Group Plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 11, 2003

/s/ MIKE SMITH
Chief Executive

I, Ian Dyson, certify that:

1.	I have reviewed this annual report on Form 20-F of The Rank Group plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I, are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 11, 2003

/s/ IAN DYSON
Finance Director