Form 20-F
period 2003-12-31
RANK GROUP PLC /ENG
filed 2004-06-28
CIK 1026291

As filed with the Securities and Exchange Commission on June 28, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

Commission file number 0- 28952

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

Ordinary shares	596,163,721

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

DEFINITIONS

The following definitions are used in this Form 20-F:

“ADR”	means an American Depositary Receipt evidencing one or more ADRs.

“ADS”	means American Depositary Shares, each representing two Ordinary shares.

“Atlab”	means Atlab Holdings Pty Limited.

“Company”, “Group”, “Rank” and “Rank Group”	means The Rank Group Plc, and its subsidiary companies.

“Convertible preference shares”	means the convertible cumulative redeemable preference shares of 20 pence each in Rank.

“C$ dollars” or “Canadian Dollars”	refers to Canadian currency.

“DGMS”	means Deluxe Global Media Services LLC.

“Depositary”	means JP Morgan Chase Bank, as the depositary under the deposit agreement governing the ADRs.

“Dollar preference shares”	means the Dollar preference shares of US $1,000 each in Rank.

“EFILM”	means EFILM LLC.

“ETS”	means Entertainment Transportation Specialists, Inc.

“Exceptional items”	means events or transactions that fall within the activities of the Group which need to be disclosed by virtue of their size or incidence. Performance measures, such as operating profit, are usually given before and after exceptional items.

“FRS”	means Financial Reporting Standard.

“The Lab”	means The Lab in Toronto, Inc.

“Like-for-like sales”	means turnover measured on the same basis for more than one year. Only locations which traded on a comparable basis in the prior year are included in like-for-like sales comparisons

“Interest cover”	means the number of times the Group can meet its interest commitments from its earnings calculated by dividing operating profit by the interest charge.

“non-GAAP measures”	means measures of performance which are not specified by UK or US Accounting Bodies.

“noon buying rate”	refers to the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes.

“Ordinary shares”	means Ordinary shares of 10 pence each in Rank.

“Pounds sterling”, “£”, “pence”, “penny” or “p”	refers to United Kingdom currency.

“Profit on ordinary activities”	means the Group’s profit before interest and taxation. Usually given both before and after exceptional items.

“The Rank Organisation” or “Rank Organisation”	means XRO Limited, formerly The Rank Organisation Limited, formerly The Rank Organisation Plc.

“Rank Xerox”	Xerox Limited, (formerly Rank Xerox Limited), Xerox Holding (Nederland) BV, (formerly Rank Xerox Holding BV), Xerox Investments (Bermuda) Limited, (formerly Rank Xerox Investments Limited) and Xerox Holdings (Bermuda) Limited (formerly RX Holdings Limited) together with, where the context so requires, their respective subsidiaries and certain joint ventures and associated companies.

“SFAS”	means Statement of Financial Accounting Standards

“Scheme of Arrangement”	means the Scheme of Arrangement of The Rank Organisation dated August 16, 1996 (under section 425 of the UK Companies Act 1985, as amended) which became effective on October 7, 1996

“Subsidiary company”	means a subsidiary in which the holding company holds all or a majority of the voting rights.

“US dollars”, “dollars” or “$”	refer to United States’ currency.

“UK GAAP”	refers to generally accepted accounting principles in the United Kingdom.

“US GAAP”	refers to generally accepted accounting principles in the United States.

“Year end rate”	refers to the closing exchange rate applicable to December 31 as published in the Financial Times in the United Kingdom.

INTRODUCTION

The Consolidated Financial Statements of the Group are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP and, unless otherwise indicated, all financial data is presented in accordance with UK GAAP.

The information within this report contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, with respect to Rank’s development and expansion plans in its existing businesses, including plans arising as a result of recently proposed UK gambling legislation, and the e-gaming business, and the timing thereof, Rank’s capital expenditure plans, the growth of DVD replication and the decline of video duplication, expectations regarding the profitable extension of the Hard Rock brand, expectations regarding release patterns of block-buster films and Rank’s liquidity and capital resources, and information provided pursuant to Item 5E- Off Balance Sheet Arrangements and Item 5F – Tabular Disclosure of Contractual Obligations. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause material differences in the results implied by the forward-looking statements including levels of consumer spending, changes in consumer tastes and preferences, level of marketing and promotional expenditure by Rank and its competitors, raw materials and employee costs, future exchange and interest rates, changes in tax rates, future business combinations or dispositions, suitable site locations, general economic conditions, amount of leisure time, availability of popular, well marketed motion pictures, initial release of films to a large number of screens, success of operation initiatives and changes in government regulations.

The Rank Group Plc

Address of principal executive offices:

6 Connaught Place

London

England

W2 2EZ

Telephone:	+44 (0)20 7706 1111
Fax:	+44 (0)20 7262 9886

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

ITEM 3 KEY INFORMATION

3A SELECTED FINANCIAL DATA

Throughout this report we refer to operating profit before goodwill amortization and exceptional items. These business performance measures are used internally by management to manage the operations of the business, as management believe the measures provide clearer guidance on underlying business performance. These measures are non-GAAP measures for both UK and US GAAP reporting and where these business performance measures are discussed in this report, the relevant GAAP measure is also given. The table below reconciles the measures to the relevant statutory heading under UK GAAP.

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Operating profit	166	213	172	219	209
Add back:
Goodwill amortization	6	1	1	—	—
Exceptional items	51	6	37	44	98

Operating profit before goodwill and exceptional items	223	220	210	263	307

The table below sets forth selected consolidated financial data as of December 31, 2002 and 2003 and for each of the years in the three year period ended December 31, 2003, which has been derived from the Group’s audited Consolidated Financial Statements included elsewhere in this Annual Report.

Financial data at December 31, 2001, 2000 and 1999 has been derived from the Group’s previously published audited Consolidated Financial Statements not included in this Annual Report.

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

The profit and loss account and balance sheet data below has been extracted from consolidated financial statements, which have been audited by PricewaterhouseCoopers (1999, 2000 and 2001) and by PricewaterhouseCoopers LLP (2002 and 2003).

	2003 £m		2002 (as restated) (1) £m		2001 £m		2000 £m		1999 £m
Amounts in accordance with UK
GAAP
Turnover (1)	1,926		1,509		1,367		1,793		2,041
Operating profit before exceptional items	217		220		210		263		307
Existing operations before exceptional items	212		220		210		203		196
Acquisitions	5		—		—		—		—
Discontinued operations(2)	—		—		—		60		111
Exceptional items (3)	(51)		(6)		(38)		(44)		(98)
Income/(loss) from interests in associated undertakings and joint ventures	—		8		2		(23)		(46)
Profit (loss) for the financial period	102		137		91		(171)		89
Earnings (loss) per Ordinary share(4)	14.3	p	19.6	p	11.9	p	(27.6	)p	5.4p
Earnings (loss) per ADS(4)	28.6	p	39.2	p	23.8	p	(55.2	)p	10.8p
Total assets	2,009		1,814		1,647		1,761		3,139
Long term debt	581		468		364		445		1,142
Preference shareholders’ interest	—		227		224		222		220
Shareholders’ funds(5)(6)	527		749		729		731		1,211
Total number of Ordinary shares(7)	596	m	594	m	592	m	592	m	774	m
Dividends per Ordinary share	13.9	p	13.2	p	12.6	p	12.0	p	12.0	p
Dividends per ADS(4)	27.8	p	26.4	p	25.2	p	24.0	p	24.0	p
Dividends per Ordinary share ($)(8)	24.9	c	21.3	c	18.3	c	17.9	c	19.3	c
Dividends per ADS ($)(4)(8)	49.8	c	42.5	c	36.7	c	35.9	c	38.7	c
Amounts in accordance with US GAAP
Turnover	1,575		1,465		1,367		1,793		2,041
Net income (loss)	79		165		316		(353)		(200)
Net income (loss) applicable to Ordinary shares(6)	62		144		295		(374)		(221)
Basic income (loss) per Ordinary share	13	p	28	p	54	p	(51	)p	(29	)p
Diluted income (loss) per Ordinary share	13	p	28	p	54	p	(51	)p	(29	)p
Basic income (loss) per ADS(4)	26	p	56	p	108	p	(102	)p	(57	)p
Diluted income (loss) per ADS(4)	26	p	56	p	108	p	(102	)p	(57	)p
Shareholders’ equity	898		867		957		743		1,515

(1)	Turnover figures for the year to December 31, 2002 have been restated to reflect a revised interactive gaming revenue recognition policy. See F-6 for further details.
(2)	In all years, discontinued operations relate to Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays.
(3)	See page 22 – Exceptional items for further details.
(4)	Earnings and dividends per ADS are calculated on the basis of one ADS for every two Ordinary shares.
(5)	Shareholders’ funds include the amounts shown separately for preference shareholders’ interest.
(6)	Net income applicable to Ordinary shares is the result of deducting preference dividends and provisions for redemption premium from net income.
(7)	Total number of Ordinary shares in issue as at December 31, 2003, 2002, 2001, 2000 and 1999.
(8)	The US dollar amounts are converted at the annual closing exchange rates, as calculated by management.

Exchange rates

The following table sets forth, for the periods and dates indicated, the average, high and low of period Noon Buying Rates for pounds sterling in US dollars per £1, based on the Federal Reserve Bank of New York Noon Buying Rates.

Period	Average*	High	Low
Year to December 31, 1999	1.61	1.68	1.55
Year to December 31, 2000	1.51	1.65	1.40
Year to December 31, 2001	1.44	1.50	1.37
Year to December 31, 2002	1.51	1.61	1.41
Year to December 31, 2003	1.64	1.78	1.57
Month of November 2003	—	1.72	1.67
Month of December 2003	—	1.78	1.72
Month of January 2004	—	1.85	1.79
Month of February 2004	—	1.90	1.82
Month of March 2004	—	1.87	1.79
Month of April 2004	—	1.86	1.77
Month of May 2004	—	1.84	1.75

*	The average of the Noon Buying Rates on the last day of each full calendar month during the period

On June 24, 2004 the Noon Buying Rate was $1.82 per £1.

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

3B CAPITALIZATION AND INDEBTEDNESS

NOT APPLICABLE

3C REASONS FOR THE OFFER AND USE OF PROCEEDS

NOT APPLICABLE

3D RISK FACTORS

GROUP RISK FACTORS

Rank needs to recruit and retain key personnel; otherwise, results of operations could be materially, adversely affected.

The Group relies on the continuing service of a number of key personnel for the management of its activities and strategic guidance. The loss of one or more of its top management could have an adverse effect on the results of operations. The Group introduced a Long Term Incentive Plan in 2000 which provides for selected executives to be given restricted awards over existing Ordinary shares with a market value of up to one times base salary. In addition, the Board of Directors regularly reviews succession planning requirements across the Group.

Adverse results in litigation cases could have a material adverse effect on the financial condition of the Group.

The Group has a number of outstanding litigation cases including a dispute with Serena Holdings Limited over the purchase consideration for an acquisition in 1990, which has been referred to an arbitrator for determination. The determination process provided for each party to present four written submissions, the last of which were presented on March 31, 2003. The dispute concerns the accounts and the profits of the businesses based upon which additional purchase consideration may be payable. In its fourth submission, Serena Holdings Limited has claimed that additional consideration of £35.9m is payable with interest due thereon. The Board of Directors is strongly resisting the payment of any further sum. At the present time, the outcome to the Group cannot be determined and the potential liability cannot be quantified.

In addition, certain Rank subsidiary undertakings are involved in actions, including one class action suit, in the US. These actions are being vigorously contested. At this time, it cannot be determined whether outcomes unfavorable to the Rank defendants are probable.

The risk exists that these cases may be lost or settled at a financial cost to the Group.

Currency exchange rate fluctuations, particularly in respect of the US dollar, may have a negative impact on Rank’s earnings.

A number of the Group’s businesses are based in the US and Canada. Fluctuations in exchange rates will therefore impact earnings and, in particular, a further weakening of the US dollar could reduce the Group’s earnings. The net translation effect of changes in average exchange rates between 2002 and 2003 was to decrease turnover by £26.4m and profit before tax by £2.6m. The average noon buying rates of the US and Canadian dollar per £1 were:

	2003	2002	2001
US dollar	1.64	1.51	1.44
Canadian dollar	2.29	2.36	2.23

Cash contributions to Rank’s pension fund could be required over time.

Rank operates a defined benefits pension fund in the UK, which has been closed to new members since 2001. As at December 31, 2003, the fund had a deficit of £64.8 million (£45.4 million net of a deferred tax asset), as calculated under FRS 17, as a result of the general decline in equity prices around that time. Pension funding requirements depend on various factors, including interest rate levels, taxation, regulatory requirements for funding purposes and changes to pension plan benefits. It is possible that further adverse changes to such variables could cause Rank to be required to contribute additional cash sums to the pension fund.

Rank’s divisions operate in highly competitive industries. The Group’s leisure and entertainment businesses compete with many companies providing the same, or similar, products and services, with a wide variety of leisure and entertainment alternatives. Failure to maintain Rank’s competitiveness could reduce market share and profitability.

Gaming

The Gaming division operates in a highly competitive market and any failure to keep up with market developments could reduce the profitability of this division and adversely impact market share. The successful development and launch of new sites and products is necessary in order to maintain the current market position.

The Group’s gaming businesses face competition from other operators and from other forms of betting and leisure activities. In UK Bingo in 2003, Rank’s major competitor was Gala which, as at December 31, 2003, operated 167 clubs in the UK. Rank operated 121 bingo clubs and was the second largest operator in the UK.

In casinos, as at December 31, 2003, Rank had 34 casinos in the UK, making it the second largest operator. Other major UK casino operators include Stanley Leisure, Gala and London Clubs. The majority of the bingo and casino competitors and betting operators in the UK also have existing on-line operations, which compete with Rank’s e-gaming businesses. Proposed changes in UK gambling legislation may also encourage new entrants in the gaming marketplace and may result in additional obligations for existing operators, which could affect the future profitability of the Group. For more information see “Item 4B Business Overview – Government Regulations”.

Hard Rock

The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. The risk exists that operating results of existing locations may be negatively affected by changes in consumer preferences for locations or entertainment hubs. Hard Rock must maintain an awareness of changing styles and tastes in order to retain current market share. The risk exists that competitors may react more quickly to changing circumstances and take some of the guest traffic away from Hard Rock cafes, reducing the profitability of the Group.

Deluxe

In media services and film processing, Rank’s principal competitor is Technicolor, owned by Thomson Multimedia. Both in North America and Europe, Deluxe and Technicolor together account for a large majority of the contracts awarded by the major Hollywood film studios for film processing. In North America, Deluxe has a majority of the contracts awarded by the major Hollywood film studios. However in Europe, Technicolor currently has a larger share of the market. In media services, and especially in DVD replication, Cinram and Sony are also significant competitors in both the US and Europe.

GAMING RISK FACTORS

The loss of any one of the Group’s gaming licenses due to breaches of the Gaming Acts could result in the loss of other gaming licenses held by the Group.

The Group’s gaming businesses are subject to regulation in the UK, Alderney, Belgium and Spain. Any breach of the current regulations could adversely impact the Group’s ability to continue trading. In 2001, the Group established a new internet gaming business ‘Rank.com’ and in 2003 the Group acquired Blue Square Limited. Any compliance breaches arising from any gaming business could jeopardize the continuation of other gaming licenses currently held by the Group.

Future profitability and growth opportunities for the Group’s gaming businesses are uncertain after the publication of the Draft Gambling Bill, the first report of the Joint Committee on the Draft Gambling Bill (“JCGB”) and the Government’s Response to the report.

On November 19, 2003, the UK Government published clauses of the Draft Gambling Bill that broadly reflect the proposals made in the White Paper titled “A Safe Bet for Success” (a UK government report published in response to the Gambling Review Report). The Draft Gambling Bill provides for further deregulation of the industry and, should it become law, should provide an opportunity for growth in the Group’s gaming businesses. On April 7, 2004, the JCGB (which was commissioned to review the draft Bill) published its first report, supporting the overall structure of the draft Bill and the need to bring the Bill before Parliament as soon as possible. On June 14, 2004, the Government published its response to the first report, accepting 121 of the 139 recommendations made. However, the Government has also proposed some further amendments to the Draft Bill and the JCBG has reconvened to review a discrete number of these amendments and report back to the Government in July 2004 before the final version of the Bill is published.

Notwithstanding the publication of the Draft Gambling Bill, the JCGB report and subsequent Government response, the timing of deregulation is still uncertain and hence capital expenditures in preparation for deregulation may not be matched by increased revenues in the short term. Furthermore, the returns expected on any such investment may also be undermined by increased competition from new entrants to the market or from existing operators. The final legislation may also result in existing operators having to incur additional costs. For more information see “Item 4B Business Overview – Government Regulations”.

Changes in taxes levied on gaming businesses can impact profitability.

Operators of bingo and casino activities in the UK are subject to additional taxes levied by the UK government. Changes to, or increase in, the rates of taxation currently levied could impact the future profitability of the Group.

The impact of large wins or unrecoverable losses by major gaming players over the short term may adversely impact the profitability of the Group.

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

Rank’s telephone betting and on-line gaming businesses are highly dependent on technology and advanced information systems.

Rank’s telephone betting and on-line operations are highly dependent on technology and advanced information systems, and there is a risk that such technology or systems could fail. In the event of such failure, relevant business continuity procedures would take effect, but there can be no assurance that such procedures would prevent or mitigate any material adverse effect of such failure on Rank’s financial condition or operations.

In addition, Rank relies heavily on one software provider for the successful operation of its interactive betting service. If this provider was no longer able to provide its services (or was no longer able to provide its services on substantially the same terms as they are currently provided), there is a risk that Rank’s operations could be adversely affected.

HARD ROCK RISK FACTORS

The Hard Rock brand value may decline as a result of unsuccessful management decisions or as a result of unauthorized use of the brand.

In expanding the range of the Hard Rock brand, management may enter into ventures with inappropriate partners, whose mismanagement of businesses bearing the Hard Rock brand may result in a decline in brand value. Merchandise bearing the Hard Rock brand also has historically been subject to counterfeit production and the risk exists that the value of the brand could also decline due to over-exposure and poor quality reproduction that are the result of unauthorized use.

Economic downturn, geopolitical instability and terrorist threats may negatively impact the business, reducing profitability.

The events of September 11, 2001, the Iraq war in 2003 and the SARS epidemic in 2003 all had an immediate, negative impact on the business of the Group, in particular in the major tourist markets such as Orlando, New York, Washington DC, Las Vegas, Hollywood, Toronto, Paris, London and Rome. Further challenging general economic conditions and ongoing threats of terrorist activity could continue to have a direct effect on Group profitability.

Profitability may decline as a result of changes in consumer preferences.

Operating results of existing locations may be negatively affected by changes in consumer preferences, which are beyond Rank’s control, for locations or entertainment hubs in which Rank’s businesses operate. Rank’s inability to anticipate or respond quickly to these shifting preferences may adversely affect the financial and business performance of the Group.

Health risks associated with Hard Rock products

The Hard Rock brand may be damaged by any perceived health risks associated with any of the foodstuffs and beverages served in Hard Rock Cafes. This in turn may affect the profitability of Hard Rock Cafe as well as other Hard Rock branded operations.

Merchandise sales have declined and may continue to decline.

There has been a steady decline in merchandise sales in recent years. This has arisen for a number of reasons, in particular increased competition in the merchandise market and a reduction in the number of tourists visiting the cafes. Although continued significant decline in merchandise sales will have a negative impact on the profits of Hard Rock, constant attention is paid to the presentation, suitability and pricing of the merchandise available in the retail shops at the Hard Rock locations.

DELUXE RISK FACTORS

Deluxe has a limited customer base and the loss of a major contract, or failure to win new contracts, could affect earnings.

The nature of the businesses of both Deluxe Film and Deluxe Media Services is such that significant reliance is placed on a limited number of customers. The loss of any customer, or the failure to win new contracts or renew existing contracts, presents a risk to the businesses, as demonstrated by the loss of the Fox Home Entertainment contract in the US in 2000 and the Universal Studios film contract in 2003. Any additional contract losses could result in further charges to the income statement and a decrease in earnings.

In May 2004 the Group announced that an existing European DVD manufacturing and distribution contract will be transferring to a new supplier. This transfer is taking place on a staged basis over the period to July 2005 and will have a material impact on the Group’s operating profit from 2005. In 2003, this contract accounted for 48% of DVD units supplied and 18% of total packaged media units distributed by Deluxe Media Services. In view of the anticipated timing of transfer of the business, Rank expects that there will only be a small impact on the Group’s operating profit before exceptional items in 2004. The impact on the Group’s operating profit in 2005 will depend upon the extent to which replacement business can be found and what margins can be earned on such business.

Whilst the loss of this contract is disappointing, active negotiations for additional contract business in both the US and Europe are currently in progress and are expected to reach a conclusion over the next few months. The underlying growth in the DVD market is expected to remain strong for the next few years, but the ability of Deluxe Media Services to continue to deliver an acceptable return and maintain profitability at the level anticipated in 2004 will be dependent upon gaining new studio contracts. Subject to progress made on new contract wins during the remainder of the year, an exceptional charge may be incurred in 2004 relating to the impairment of certain manufacturing and distribution assets associated with the lost contract.

The Group tries to renew its major film and media contracts, on commercially favorable terms, as early as possible with the aim of increasing the average contracted length of time outstanding. As at December 31, 2003, film contracts with studios representing 82% of 2003 contracted volume in Deluxe Film are now secured until 2006 or beyond. However, there can be no assurance that such extensions will continue, or that extensions will be signed with other studios.

For more information see “Item 4B Business Overview – Deluxe”.

Deluxe Film relies on a small number of key suppliers to supply film.

Deluxe Film relies on a small number of key suppliers to supply film. Worldwide, there are only three principal suppliers for film – Kodak, Agfa and Fuji. The Deluxe Film businesses use all three suppliers. Any prolonged problems with any or all of these suppliers, e.g. stock delivery, could adversely impact Rank’s profit margin or ability to deliver products.

Deluxe may be impacted by changes in technology, resulting in declining market share.

Changes in technology are likely to result in declining markets for some of Deluxe’s products, e.g. video cassettes. There is also a threat from “Video on Demand”, and although management believes that this technology is not sufficiently advanced to be a realistic threat in the short term, “Video on Demand” may pose a threat to DVD sales in the longer term. Additionally, the next generation of DVD technology is already being developed. As it is still in the development phase, the potential impact that this may have on Deluxe’s existing DVD business is uncertain.

There is a possibility that digital cinema technology could eventually remove the need for films to be distributed via release prints thereby making Deluxe’s current film processing and distribution business technically obsolete. Management believes that any such move would be gradual, as substantial technical and financial obstacles would need to be overcome. Although the Group’s view remains that commercially viable digital cinema technology is at least five years away.

Digital enhancement of the film-based product, which may be incompatible with Deluxe’s film facilities, is another technological change affecting the film industry. Greater use of digital processes in the ‘front end’ and post production phases of film development will improve the quality of film prints and give greater artistic flexibility. The Group’s strategy is to ensure that existing film facilities are compatible with these developments and the Group’s investment in EFILM has already provided access to this technology, there can be no assurance that this strategy will be successful.

Deluxe Media can be impacted by piracy causing less demand for CDs and DVDs

Physical piracy (also called counterfeiting), which is the unauthorized production of audio and visual recordings and live performances for commercial sale, exists throughout the world and is a growing problem for the film and music industries.

Piracy has increased globally as a result of the internet. Audio and visual digital reproductions can be downloaded from the internet using a variety of download methods without payment to the owners of rights. These downloaded files can then be stored and played through computers or recorded onto CDs or DVDs, as the case may be.

Owners of rights continue to develop and implement new measures to protect their content against piracy. However, if piracy is not controlled, the demand for CDs and DVDs may decrease. It is Rank’s view that, at present, piracy is not having a significant impact on Deluxe Media’s business.

For more information see “Item 4B Business Overview – Deluxe”.

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

In the early 1990s, the Group acquired the remaining interest in the Canadian film laboratory and acquired Deluxe Film Laboratories and Mecca Leisure Group Plc. Mecca Leisure included vacation hotels and centers, gaming businesses, nightclubs, business hotels outside of London and Hard Rock Cafes. During this period, Rank also entered into a number of partnership agreements with MCA Inc. (the then owner of Universal Studios) in relation to the development of Universal Studios Escape (which included Universal City Florida). In addition to the sale of part of its interest in Rank Xerox in 1995, other disposals included roadside service areas, and business hotels.

From 1996 to 1999 the Group grew both organically and by acquisition. In June 1996, the Group acquired the Hard Rock Cafes and brand rights not already owned by Rank for $410m and in December 1996, Rank acquired Hard Rock Cafe Canada for $61m. In July 1996, Duplico (a European video duplicator) was acquired for £29m and in October 1996 Rank acquired the independent UK pub restaurant chain Tom Cobleigh for £123m. During 1997, Rank acquired the Hard Rock Cafes and brand rights for the Hard Rock Cafe in the Caribbean and Argentina and a logistical distribution business for video duplication in North America for a total consideration of £43m. In March 1998, Rank acquired Parkdean Holidays, a UK holiday park operator for £38m. Also in March 1998, Rank disposed of freehold property for £161m to a joint venture with The British Land Company PLC under a sale and leaseback arrangement. In July 1999, the Group invested £10m in Campotel, a campsite business in France.

In the period from 1996 to 1999 the main disposals were the disposal of the Group’s remaining interest in Rank Xerox; Rank Precision Industries for £66m; Shearings for £75m; Kingston Plantation for £30m; certain amusement arcades for £25m and Rank Film Distributors for £65m.

In 1999, Rank began to focus on fewer businesses and embarked on a major cost reduction programme. The Butlins Hotels and Haven Catered Parks were disposed of for £7m and £8m respectively and in November 1999 the Nightscene business was disposed of for £150m. In February 2000, the Group disposed of Odeon Cinemas and Pinewood Studios for £280m and £62m respectively. In July 2000, Rank sold its 50% investment in Universal Studios Escape in Florida for £182m and in September 2000 Rank sold Tom Cobleigh for £90m. In October 2000 Rank sold its Holidays Division (excluding Resorts USA) for a consideration of up to £700m.

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

In January 2003 the Group completed the acquisition of Blue Square Limited, one of the UK’s leading internet and telephone betting businesses. The total consideration was £65m in unlisted, unsecured convertible redeemable loan stock, convertible into Rank Ordinary shares at 282p for every £1 of loan stock held.

In July 2003, the Group acquired Disctronics, one of the largest independent DVD and CD replicators in Europe for a total consideration of £34.3m.

The following table shows, for the years to December 31, 2003, 2002 and 2001 the Group’s principal capital expenditures and divestitures:

	2003 £m	2002 £m	2001 £m
Business Acquisitions
Blue Square	65	—	—
Disctronics	34	—	—
Ritek Corporation (80%)	—	34	—
Capital FX	—	9	—
ETS	—	14	—

Business Disposals
British Land Joint Venture	—	(17)	—

In February 2004, Rank sold the business and assets of Rank Leisure Machine Services Limited and Rank Seasonal Amusements Limited for a total consideration of £30.0m.

4B BUSINESS OVERVIEW

Rank is one of the UK’s leading gaming and leisure companies, measured in terms of market capitalization, with a number of international interests and, through its Deluxe division is also a provider of services to the film industry. Rank has strong market positions in UK Gaming with Mecca Bingo, Grosvenor Casinos and Blue Square, its online and telephone betting business. In 2003, the gaming division also included Rank Leisure Machine Services, an amusement machine supply business that was sold in February 2004. Rank’s leisure businesses include Hard Rock which owns and franchises cafes worldwide and controls the rights to the Hard Rock brand internationally. Rank’s film processing, video duplication and distribution and DVD replication businesses operate under the Deluxe name across North America and in Europe. Rank also owns a vacation business in America - Resorts USA, a 25% interest in Universal Hotels and has a 10% investment in Universal Studios Japan.

Contributions to turnover and profit on Ordinary activities

The following table shows, for the years ended December 31, 2003, 2002, and 2001, turnover and profit on ordinary activities (before taxation and exceptional items) attributable to each business segment and each geographical region. An analysis of Rank’s results of operations including certain exceptional items is contained in Item 5 “Operating and Financial Review and Prospects”.

	Years to December 31
	2003		2002 (restated) (1)		2001
	Turnover £m	Profit £m	Turnover £m	Profit £m	Turnover £m	Profit £m
By Business Segment
Gaming	556.7	116.2	518.4	104.8	437.1	95.7
Hard Rock	234.0	23.1	242.7	27.6	248.4	38.0
Deluxe	746.3	83.7	704.2	89.0	634.6	74.1
US Holidays	37.7	6.0	43.2	8.1	46.8	9.5
Other	—	(17.1)	—	(9.9)	—	(7.6)

Continuing operations	1,574.7	211.9	1,508.5	219.6	1,366.9	209.7
Acquisitions	351.2	4.7	—	—	—	—

Total turnover/operating profit	1,925.9	216.6	1,508.5	219.6	1,366.9	209.7

Associates and joint ventures		0.4		3.3		2.7
Interest excluding exceptional items		(29.7)		(22.6)		(24.3)

Profit before tax and exceptional items		187.3		200.3		188.1
Exceptional items		(58.0)		(2.3)		(27.6)

Profit (loss) before tax		129.3		198.0		160.5

By Geographical Region
UK	1,064.3	98.1	630.3	100.5	529.4	95.0
North America	665.6	87.7	707.6	98.2	710.2	95.6
Rest of the World	196.0	30.8	170.6	20.9	127.3	19.1

Continuing operations	1,925.9	216.6	1,508.5	219.6	1,366.9	209.7

In preparing its financial statements in accordance with the Companies Act and UK GAAP, certain financial information is presented that would be viewed as “non-GAAP” under regulations issued by the United States Securities and Exchange Commission. The Company has described such items and provided disclosure on the effects and reasons for this presentation in section 3A.

(1)	Turnover figures for the year to December 31, 2002 have been restated to reflect a revised interactive gaming revenue recognition policy. See F-6 for further details.

Gaming

Mecca Bingo

Rank is one of the leading bingo operators in the UK, operating under the “Mecca” brand name. As at December 31, 2003, Rank operated a total of 121 bingo clubs in the UK with a total of 2.8m square feet of licensed premises and 10 bingo clubs in Spain. As at December 31, 2003, Mecca Bingo had approximately 1.0 million active members in the UK, 45 per cent of whom were under the age of 45.

In 2003, Mecca Bingo sold one under-performing club in Cardiff, closed the Glasgow Flamingo and relocated the clubs in York and West Bromwich. Mecca Bingo has plans for a further five relocations over the next 12 months in Burton, Glasgow, Ellesmere Port, Bolton and Edinburgh. Rank also acquired three bingo clubs in Spain in 2002 and 1 in 2003.

While membership of Mecca’s bingo clubs has remained relatively stable over the past three years, admissions during this period have declined from 25,894,000 in 2000 to 21,066,000 in 2003. Over the same period, spend per head has increased from £8.48 to £11.06 with overall turnover increasing at a rate of 2.4% per annum over the period.

On October 25, 2003 the Group removed admission charges at its bingo clubs in conjunction with the replacement of UK bingo duty with a gross profit tax. To date, the new gross profit tax appears to have had little impact on trading trends, whilst the removal of the admission charges has been welcomed by customers and is expected to be positive for the business in the long term.

Grosvenor and Hard Rock Casinos

Rank’s casino business is the second largest operator of casinos in the UK. As at December 31, 2003, Rank operated 34 casinos in the UK trading under the Grosvenor and Hard Rock brands with a total of approximately 0.5m square feet of licensed premises and approximately 900,000 members.

Rank operates six clubs in London: two upper-end casinos, the Clermont and the Park Tower; three middle market casinos, the Gloucester, the Connoisseur and the UK’s second largest casino, the Victoria, and one of the two Hard Rock casinos. Rank also operated 28 provincial casinos in the UK, including the Hard Rock Casino in Manchester. In addition, Rank operates two casinos in Belgium, in Middlekerke and Blankenberge. In total, at the end of 2003, Grosvenor and Hard Rock Casinos operated 382 gaming tables and, since 2002, have introduced 547 electronic roulette terminals, which have proved popular with customers throughout the UK.

Rank aims to keep its estate up to date by refurbishing and relocating casinos where appropriate with an emphasis on a stylish and modern atmosphere that reflects its commitment to a more contemporary style to attract a wider audience, particularly younger players. The casinos in Huddersfield, Portsmouth and Plymouth were relocated in 2003, following the relocation of casinos in Newcastle, Southampton, Great Yarmouth, Birmingham, Blackpool and Brighton.

Turnover at Rank’s casinos shows some seasonality, with some of its London casinos benefiting from an influx of overseas visitors in the summer months.

Rank has plans to open additional casinos in Bolton and Stoke-on-Trent during 2004, bringing the total number of UK operating casinos to 36. It has also applied for a further five new casino licenses.

Blue Square

The Group launched its first internet gaming site, Rank.com in November 2001. In January 2002, the Group was awarded a license by the Isle of Man Government to operate an on-line casino, which was launched in July 2002. Following the acquisition of Blue Square Limited, one of the UK’s leading on-line telephone betting businesses, in January 2003, the Group’s on-line activities have been brought together onto a single operating platform. In June 2003, the on-line casino in the Isle of Man ceased to trade. A new license was awarded by the Alderney Gaming Control Commission and a new on-line casino company started trading in June 2003.

During 2003, Rank’s on-line gaming marketing has focused on three brands: BlueSq.com, MeccaGames.com and Hardrockcasino.com. The emphasis has been on creating a fully integrated solution across all forms of gambling and betting allowing for maximum cross-fertilization of the databases. There have also been sponsorship, advertising and affiliate initiatives.

Rank Leisure Machine Services

On February 10, 2004, Rank sold Rank Leisure Machine Services, its coin operated machine supply business, to Gamestec Leisure Limited for £30.0 million. Until its disposal, Rank Leisure Machine Services had formed part of the Group’s Gaming Division.

Hard Rock

Restaurant Operations

Rank owns the global rights to the Hard Rock brand name (save for combined Hard Rock casinos and hotels west of the Mississippi River in the United States – see below for further details). Hard Rock has 65 owned and 48 franchised cafes worldwide. (The 65 owned cafes include the San Juan, Puerto Rico cafe that was closed due to a fire in July 2003. This cafe is expected to reopen in late 2004). The cafes offer American cuisine with a rock ‘n’ roll attitude and house the world’s most extensive collection of rock ‘n’ roll memorabilia. Hard Rock sells branded merchandise including ‘T’ shirts, baseball caps and other items of clothing, and collectors items such as Hard Rock pins. Each cafe has a merchandise shop and items can also be purchased from the Hard Rock website.

Hard Rock’s revenues tend to be seasonal with increased sales in the summer months as much of its revenues are related to tourism. The music business markets itself primarily through brand related activities such as Hard Rock Live! and other live performances.

Company owned cafes in Cardiff, Cologne and Lisbon opened in 2003 as part of the development plan to further the Hard Rock presence in the UK and continental Europe. In the US, new cafes opened in Choctaw, Mississippi and Detroit during 2003. New Company owned cafes have already opened during 2004 in Louisville and Hollywood, Florida. Company cafe sites are currently being developed in Foxwoods, Connecticut and Destin, Florida.

New franchised cafes opened in Moscow, Russia and Nassau, Bahamas in 2003 and five new cafes are expected to open in 2004, including Catania, Italy; Athens, Greece and Panama.

Hotels/Casinos

Hard Rock is continuing to explore the use of its brand name within the hospitality sector, in particular in hotels and casinos. This follows the success of the Hard Rock Hotel in Las Vegas (which is owned by Peter Morton, one of the original founders of Hard Rock, who has the rights to combined Hard Rock Hotels and casinos west of the Mississippi River in the United States.) and the opening of the first Hard Rock international resort in Bali, which opened in 1998. Further hotels include the Hard Rock Hotel in Orlando, which opened in January 2001, and a resort hotel in Pattaya, Thailand, which opened in November 2001. The first urban hotel opened in Chicago in December 2003. An agreement to license two branded Hard Rock Hotels and casinos to the Seminole Indian tribe of Florida was signed in 2002 and a similar arrangement for the Mississippi band of the Choctaw Indian Nation was entered into in December 2002, with hotel development to occur prior to 2007. Hard Rock casinos opened in Manchester and London during 2002. In 2003 Hard Rock licensed a branded hotel and casino to a group in Biloxi, Mississippi that is expected to open in 2005.

The financing for the Hard Rock branded Seminole Tribe of Florida casino/hotel development in Florida was completed in May 2002, using the proceeds of the issuance of $410m in total of Capital Trust Agency Revenue bonds. The Group subscribed for $25m of the bonds in 2002, which have a coupon of 10%, a stated maturity of 30 years and an average life of 17.5 years. The Group subsequently sold these bonds in April 2003, having fulfilled the goal of helping the project to secure initial financing. The resorts will replace the Seminole Tribe of Florida’s existing gaming facilities located in Tampa and Hollywood (near Fort Lauderdale, Florida). The facility in Tampa is already open as is the one in Hollywood which opened in May 2004. The Hard Rock license agreement relating to the casino/hotel developments has an initial term of 15 years from the opening of the facilities. Hard Rock is entitled to an annual license fee amounting to the total of:

•	the greater of 3% of net gaming revenues or $3m; and

•	3% of hotel room revenues.

Hard Rock will also receive the net profit from a new cafe at the Hollywood, Florida facility to be developed at a cost to Rank of approximately $3m.

In June 2003 Hard Rock signed a joint venture agreement with Sol Meliá to develop jointly Hard Rock hotels, primarily in the Americas and Europe. The Hard Rock Hotel in Chicago is the first Hard Rock Hotel operated by the joint venture. In addition, an agreement was signed in 2003 to license the Hard Rock hotel rights for San Diego. Further hotel licensing agreements are being sought by the joint venture.

Further opportunities are being pursued reinforcing management’s belief that the brand can profitably lend itself to expansion outside of the core restaurant operations.

Deluxe

Deluxe Film

Deluxe Film is a leading worldwide supplier of film processing and other film services to the major producers and distributors of motion pictures. These services include the completion and duplication of release prints for cinema exhibition along with other services provided during the production of a film. Deluxe’s laboratories are based in Hollywood (California), Toronto, London, Rome and Barcelona. Deluxe laboratories processed over 300 film titles in 2003.

The business has benefited from an increasing trend in the film industry to release films to a larger number of screens to, among other things, maximize the benefits of the film’s initial marketing. This results in an increased number of prints being ordered. Deluxe expects this trend to continue as blockbuster films open with increasingly wider release patterns and on similar dates around the world.

The Group tries to renew its major film contracts, on commercially favorable terms, as early as possible with the aim of increasing the average contracted length of time outstanding. As at December 31, 2003, film contracts with studios representing 82% of 2003 contracted volume are now secured until 2006 or beyond. In addition to the film processing laboratories; the Group also owns ETS. The principal activity of ETS is the management of film studios’ inventory of film prints and the physical distribution of release prints and trailers in the United States. Similar to Deluxe, ETS holds long-term contracts with motion picture studios for the provision of these services. In 2003 Deluxe established a similar service in Canada called Deluxe Film Services (“DFS”).

Revenues in Deluxe Film follow the release pattern of films, with peaks around the summer period, American Thanksgiving and the Christmas holiday season.

Deluxe Film places significant reliance on a limited number of key suppliers. Worldwide, there are only three principal suppliers for film – Kodak, Agfa and Fuji. The Deluxe Film businesses use all three suppliers.

Deluxe Media Services

Deluxe Media Services is a major manufacturer and distributor of packaged media, offering complete VHS, CD and DVD supply chain management solutions to major and independent movie studios, music producers, and corporate rights holders. Services range from large volume, high quality VHS, CD and DVD duplication and packaging, to fulfillment and extensive direct-to-retail distribution and management. Supporting a variety of home entertainment clients, Deluxe operates manufacturing facilities strategically located in the US and Europe, providing a single-source for the home entertainment industry worldwide. In 2003, Deluxe manufactured 160m VHS cassettes and 162m DVDs.

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

In 2003, Deluxe, through its subsidiary Deluxe Global Media Services, acquired Disctronics, one of the largest independent DVD and CD replicators in Europe. The acquisition of Disctronics follows the formation of the venture with Ritek Corporation in 2002 and consolidates Deluxe’s position as one of the world’s leading independent DVD manufacturers. This acquisition also provides Deluxe with a profitable CD business. The acquisition of Distronics resulted in a dilution of Ritek Corporation’s interest in Deluxe Global Media Services and the Group now has an 88% interest in the venture.

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

Deluxe currently performs storage, pick, pack and ship activities for over three million annual ship orders which contain DVD, VHS, CD and other popular media formats. Shipments range in size from a single title for multiple truckloads to Blockbuster, to individually customized, direct-to-store replenishments for retailers including Wal-Mart, Kmart, Costco and Sam’s Club. In 2003, Deluxe distributed a total of 523m units to retail customers.

In the US home entertainment industry, DVD continues to be a high growth market. Consumer spending on sales and rentals in 2003 was split 70% for DVD and 30% VHS. Deluxe experienced a 28% drop in VHS units produced during 2003 and this trend is expected to continue as customers switch from VHS to DVD.

VHS, CD and DVD production is highly seasonal and peaks in September, October and November, with preparation for increased sales in the run up to Thanksgiving and the Christmas holiday period.

US Holidays

Rank, through its subsidiary Resorts USA, owns and operates 15 Outdoor World private caravan (recreational mobile home) parks on the East Coast of the US. These activities include the sale of memberships and the operation of sites. Resorts USA also owns a hotel and develops and sells timeshares in the Pocono Mountains, Pennsylvania.

Universal investment

Rank’s 25% interest in Universal Hotels is held as a trade investment. Universal Hotels owns three resort hotels in Orlando, the Portofino Bay Hotel, the Hard Rock Hotel, and the Royal Pacific Resort Hotel. All three hotels are on land adjacent to Universal Studios Escape.

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

The UK Government response to the report of the Gambling Review Body, the White Paper “A Safe Bet for Success”, (the “White Paper”), was published in March 2002 and considered all aspects of gaming regulation. The legislation proposed in the White Paper broadly followed the recommendations made by the Gambling Review Body in July 2001. In November 2003 the UK Government published a draft Gambling Bill which was subsequently reviewed by a cross-party committee appointed by the Government, the Joint Committee on the draft Gambling Bill (“JCBG”). On April 7, 2004, the JCBG published its report on the Draft Gaming Bill. The report broadly supported the principles established in the white paper. On June 14, 2004, the Government published its response to the first report, accepting 121 of the 139 recommendations made. However, the Government has also proposed some further amendments to the Draft Gaming Bill and the JCBG has reconvened to review a discrete number of these amendments and report back to Government on July 22, 2004, before the final version of the Bill is published. Rank believes that the key elements of the Draft Gaming Bill, as they affect Rank’s UK gaming businesses, are:-

•	a revised system of licensing and regulation for all operators of commercial gambling, overseen by a single statutory regulator, the Gambling Commission.

•	abolishment of “permitted areas” and the requirement to prove that there is an unmet local demand before a casino license is granted. This will mean that, subject to local planning, operators can build a casino anywhere in the UK rather than only in areas permitted by the current legislation.

•	abolishment of the “24 hour rule” whereby bingo and casino customers must have been granted membership at least 24 hours before playing.

•	removal of legal restrictions on advertising. A code of practice for the industry, agreed between the gambling and advertising industries and the advertising regulators, would be drawn up to ensure advertisements do not target vulnerable sections of society.

•	gambling debts are currently unenforceable by law; this would be revised to allow both gambling businesses and their customers to sue for recovery of their debts.

•	revision to the rules governing the number of gaming machines allowed in casinos (currently only 10 per casino). Under the proposed legislation there will be an increase in the number of machines allowed. It is proposed that “small” casinos of less than 1,500 square meters (16,140 square feet) will be allowed 2 Category B machines per gaming table, with a maximum of 80 machines. “Large” casinos (between 1,500 and 5,000 square meters) will be granted a greater number of Category B machines, with a ratio of 5 machines per gaming table, up to a maximum of 150 machines. For the very largest premises (over 5,000 square meters), so-called “Regional” casinos, there will be a ratio of 25 gaming machines per table, up to a maximum of 1,250 machines. Regional casinos will also be allowed to offer Category A machines (unlimited prizes) as well as Category B machines (prizes up to £2,000) Machines may be linked within individual premises to provide larger jackpot prizes.

•	licensed gaming premises will be able to offer more than one type of gaming activity, for instance a Grosvenor Casino could offer sports betting and, in large casinos, bingo as well, subject to appropriate planning and licensing.

•	customers would be allowed to consume alcohol on the gaming floor.

•	rollover prizes would be allowed in cash bingo games.

•	the provision of the full range of internet gaming services for operators based in the UK would be legalized.

The Group believes that the proposed legislative changes will significantly increase the size of the UK gaming market. The impact on the Group’s UK gaming businesses will depend upon the timing of the changes and the final content of the Gambling Bill, the reaction of competitors and whether the deregulation attracts new entrants to the market.

4C ORGANIZATIONAL STRUCTURE

The registrant, The Rank Group Plc, is the parent company of the Group. The following table details significant subsidiaries:

Name	Country of Incorporation

Grosvenor Casinos Limited	England and Wales
Mecca Bingo Limited	England and Wales
Blue Square Limited	England and Wales
Rank Group Gaming Division Limited	England and Wales
Hard Rock Cafe International (USA) Inc.	US
Hard Rock International Limited	England and Wales
Hard Rock Canada Inc.	Canada
Deluxe Laboratories Limited	England and Wales
Deluxe Laboratories Inc.	US
Deluxe Toronto Limited	Canada
Deluxe Media Services Inc.	US
Deluxe Global Media Services LLC	US
(Rank owns 88% of the interest) Rank America Inc.	US
Rank Group Finance Plc	England and Wales
Rank Overseas Holdings Limited	England and Wales
Rank Leisure Holdings Plc	England and Wales

Except where otherwise stated, Rank owns directly or indirectly 100% of the above companies and controls 100% of the voting powers in relation to each company.

4D PROPERTY, PLANTS AND EQUIPMENT

The Group’s principal properties include the following:

Division	Property	Country	Type	Purpose
Gaming	Victoria Casino – 35,800 sq. ft.	U.K.	Freehold	Gaming
	Clermont Casino – 8,700 sq. ft.	U.K.	Leasehold	Gaming

Deluxe	Pleasant Prairie –525,000 sq. ft.	U.S.A	Leasehold	Distribution

	Hollywood – 100,000 sq.ft.	U.S.A	Freehold	Film processing

	Little Rock – 740,000 sq. ft.	U.S.A	Leasehold	VHS duplication

	Brentford – 80,900 sq.ft.	U.K.	Freehold	Video duplication

	Toronto – 102,000 sq.ft.	Canada	Freehold	Film processing

	Denham – 197,000 sq.ft.	U.K.	Freehold	Film processing

	Rome – 32,500 sq.ft.	Italy	Freehold	Film processing

In addition to the properties noted above, the UK Gaming operations utilize another 153 sites, of which 70 are freehold and 83 are leasehold. The value of these properties individually is not significant, however in aggregate they are significant to the Group’s operations.

Rank monitors the use of chemicals at its film processing sites to ensure compliance with all applicable regulations and thus minimize the risk of exposure to chemical hazards.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Please see “Introduction”, which contains a cautionary statement regarding certain forward-looking statements contained in Item 5 as well as elsewhere in this document.

5A OPERATING RESULTS

Critical Accounting Policies

Rank’s main accounting policies are set out on page F-6 to F-8 of the Consolidated Financial Statements and are determined in accordance with UK GAAP. The main differences between UK and US GAAP are discussed in Note 35 to the consolidated financial statements on page F-47 to F-59. The preparation of these financial statements requires the Group to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. The Group evaluates its estimates and judgements on an ongoing basis. Rank bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Contract advances

Rank believes that the accounting treatment for contract advances is a critical accounting estimate. The Deluxe businesses enter into contracts with major studio customers that span several years. As part of these contracts, Deluxe provides advance cash payments to the customers. Both Deluxe Media Services and Deluxe Film capitalize the total commitment payable under each contract within debtors at the date of the agreement and record a corresponding liability on the balance sheet for any outstanding amounts. Within Deluxe Media Services, capitalized contract costs are amortized through the profit and loss account on the basis of the estimated units to be produced over the life of the contract. Within the Deluxe Film businesses, contract advances receivable are amortized on the basis of estimated total footage over the life of the contract, unless the terms of the contract indicate an alternative treatment would be more appropriate. Estimates of footage and units are based on amounts produced in the past for that customer, future release schedules and management’s knowledge of the customer and industry.

Within Deluxe Film the amortization rate is subject to revision as the contract progresses, if estimated footage varies significantly compared to actual footage. Within Deluxe Media Services the amortization rate is subject to revision as the contract progresses, if the number units to be produced, estimated at inception, varies significantly compared to actual units produced. The amortization expense in the profit and loss account will vary depending on the revised amortization rate. Revisions are made in the period in which the facts that give rise to the revision become known.

Impairment of long lived assets

Rank believes that the accounting treatment for the impairment of assets is a critical accounting estimate. Under UK GAAP, formal impairment reviews are required if adverse events or changes in circumstances indicate that the carrying values of assets may not be recoverable.

Long lived assets held for use are tested for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. When impairment is believed to exist, an analysis is performed to compare the discounted cash flows attributable to the asset over its remaining useful life to its carrying value. If the discounted cash flows are less than the carrying value of the asset, impairment exists. The cash flows attributable to the asset over its remaining useful economic life are based on the estimated cash flows used to prepare the annual budget and long range plan. The discount rate used is based on the Group’s weighted average cost of capital (WACC) adjusted to reflect the individual risks of the asset. The impairment loss is recorded as the difference between the asset’s carrying value and its fair value. Fair value is the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for measurement, if available. If quoted market prices are not available, the estimate of fair value is based on the best information available in the circumstances. The estimate of fair value considers prices for similar assets and the results of valuation techniques to the extent available in the circumstances.

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

Tangible fixed assets

The Group’s accounting policy for tangible fixed assets is detailed in the Consolidated Financial Statements on page F-7. Tangible fixed assets are depreciated on a straight-line basis to write off the costs, less estimated residual value, over the estimated useful life of the asset. Freehold land is not depreciated. The estimated useful economic lives of tangible fixed assets are based on management’s judgement and experience.

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

In accordance with UK GAAP the Group evaluates the carrying value of fixed assets for impairment wherever circumstances indicate, in management’s judgement, that the carrying value of such assets may not be recoverable.

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

Accrued liabilities

Accruals and provisions are by their nature subjective as they are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates as to the probable outcome and the amount of the potential cost of resolution. Accruals and provisions are recognized as a charge to the profit and loss account when, at the end of the period, it is probable that a liability has been incurred and the amount can be reasonably estimated. This obligation may be legal, regulatory or contractual in nature. If appropriate, long term liabilities may be discounted using an appropriate discount rate. The discount rate will be based on a risk free rate, adjusted to reflect the specific risks relating to the liability.

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

Goodwill

Rank’s accounting policy relating to goodwill is based on numerous estimates. In accordance with UK GAAP, capitalized goodwill is amortized over its estimated useful economic life, not exceeding 20 years. The estimated useful economic life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates. Rank believes the accounting estimates related to the recoverability of goodwill are critical accounting estimates because:

•	the valuation process is inherently judgmental and highly susceptible to change from period to period because it requires the Company to make assumptions about future supply and demand related to its individual business units; what future sales prices will be and what cost savings will be achievable;

•	The value of the benefit that Rank expects to realize as a result of the recent acquisitions is inherently subjective;

If Rank materially fails to meet its forecasted sales levels, or anticipated cost reductions, or if weak economic conditions prevail in primary markets, the estimated fair values of Rank’s reporting units may be adversely affected resulting in impairment charges.

New UK accounting standards adopted by the Group

In 2003, the Group adopted Application Note G of FRS 5 “Reporting the Substance of Transactions”. Application Note G considers revenue recognition under UK GAAP. There were no significant changes required to the Group revenue recognition policy.

In 2003, the Group amended its interactive gaming revenue recognition policy for the year ended December 31, 2002 to show gross turnover (stakes) rather than gross win, reflecting current industry standards. Further details are given on page F-6.

Operating and Financial Review

The following operating and financial review describes significant trends and events and their impacts in relation to a true and fair presentation in accordance with UK GAAP. Certain items would be accounted for differently under US GAAP. Although the impacts of the differences are material to the results of operations and shareholders’ equity, these differences are non-cash in nature and relate primarily to differences in accounting for goodwill, depreciation methods, impairment of fixed assets, pension expense recognition and deferred tax. Further details are given on pages F-47 to F-60.

The year ended December 31, 2003 (“2003”) compared to the year ended December 31, 2002 (“2002”).

Group results

Group turnover increased 28% to £1,925.9m from £1,508.5m in 2002. £351.2m of the turnover in 2003 related to acquisitions, the most significant of which was the Blue Square transaction within Gaming which accounted for £308.8m of the increase in turnover. The remaining improvement in turnover reflected growth in Gaming and Deluxe, offset by a weaker performance at Hard Rock and adverse currency movements. The effect of the movement in exchange rates between 2002 and 2003 was to reduce turnover by £26.4m and is discussed further on page 29.

Operating profit before exceptional items

Group operating profit before exceptional items was down 1%. Gaming had another excellent year with operating profit before exceptional items 9% ahead of 2002, reflecting both strong turnover growth and further improvement in operating margins in both Mecca Bingo and Grosvenor Casinos. Deluxe Film operating profit was up 13% due to a strong release schedule. Deluxe Media Services operating profit was down 28% as a result of declining VHS volumes and margins and transitional costs as the business migrates to DVD. As expected, Hard Rock continued to experience difficulties as a result of the continued downturn in international tourism. Operating profit in the Hard Rock division was down to £23.1m from £27.6m in 2002.

Operating profit after exceptional items

Group operating profit after exceptional items decreased 22% to £165.5m from £213.4m in 2002. The operating profit in 2003 includes a £35.8m charge relating to the restructuring of Deluxe Media Services, £6.0m relating to the integration of Blue Square with Rank Interactive Gaming and a £9.3m charge relating to legal settlements for a number of legal actions in the US. The operating profit in 2002 included a charge of £6.2m relating to the impairment of DVD assets in Deluxe Media. The exceptional items are discussed in more detail later in this section. Gaming’s operating profit after exceptionals was 4% ahead of 2002 and Deluxe Media Services’ operating loss after exceptionals was £16.6m compared with an operating profit after exceptionals of £20.3m in 2002. There were no exceptional charges in Hard Rock or Deluxe Film.

Profit before tax

Profit on ordinary activities before tax and after exceptional items for 2003 was £129.3m compared to £198.0m in 2002. The decrease is largely attributable to the larger exceptional items charge in 2003 of £58.0m compared to £2.3m in 2002. Exceptional items are discussed below.

Exceptional Items

In North America, the transition from VHS to DVD involved the relocation of DVD replication capacity from California to replace existing VHS capacity in Arkansas. This relocation programme is virtually complete and, as a consequence, the DVD plants in Ontario and Carson, California have been closed. This gave rise to an exceptional charge of £15.4m comprising redundancy costs of £3.2m, asset write-offs of £3.9m and property-related costs of £8.3m.

The decline in VHS volumes and the consequent restructuring of Arkansas for DVD led to a reassessment of the carrying value of the Group’s VHS assets. This resulted in an impairment charge of £20.4m being made against those assets.

In Europe, the decline in VHS has lagged behind US trends but volume was still 20% down in 2003. As a consequence, subsequent to the year-end, the decision was taken to close the duplication plants in Germany, Italy and Portugal and concentrate duplication into three locations in the UK, Spain and Sweden. These closures, together with further actions that will be taken to restructure the European VHS business, are expected to give rise to a further exceptional item of around £10m, which, in accordance with FRS 12 “Provisions, Contingent Liabilities and Contingent Assets”, will be booked in 2004.

Blue Square was acquired for £65.0m in January 2003. The business was integrated with Rank Interactive Gaming, which the Group expects will generate annualized operating cost savings. The cost of achieving these savings was £6.0m and this has been included as an exceptional charge in these results. The charge includes redundancy costs of £3.4m and asset write-offs of £2.6m.

As previously described in the contingent liabilities note to the Group accounts, the Group has been subject to a number of legal actions in the US, including class action suits. Since 30 June 2003, one of these actions has been settled and progress has been made on other actions, such that the Directors are now in a position to make a reasonable estimate of the possible liabilities associated with these actions. Accordingly, a provision of £9.3m has been included as an exceptional item in the results. Additional information required to be disclosed by FRS 12 is not disclosed on the grounds that it can be expected to prejudice the outcome of the outstanding actions concerned.

During the course of 1999 and 2000, the Group made disposals totalling approximately £1.4bn. Various provisions which were made at the time of the disposals are now no longer deemed to be necessary, resulting in a write-back of £4.6m.

On December 8, 2003, the Company redeemed all of the Group’s £125m 7.25% bonds so as to allow the subsequent redemption of the Group’s outstanding Convertible preference shares. This gave rise to an exceptional premium on redemption of the bonds totalling £11.5m.

Joint ventures

Operating profit from joint ventures was £1.1m in 2003 compared to £5.3m in 2002 as the British Land joint venture was disposed in 2002. At the year-end, joint ventures principally comprise the Group’s interest in Atlab and the Hard Rock Hotels and Resorts joint venture with Sol Meliá which was entered into during the year.

Cost of sales

Total cost of sales increased 37% to £1,495.4m in 2003 from £1,093.0m in 2002. £326.4m of this increase related to businesses acquired during 2003. Excluding acquisitions, cost of sales was similar to 2002. Total cost of sales expressed as a percentage of turnover was 78% in 2003 compared to 72% in 2002. As a result of the Group’s new interactive gaming turnover recognition policy, cost of sales expressed as a percentage of turnover should increase in future years. Exceptional charges included in cost of sales in 2003 increased to £41.8m from £6.2m in 2002.

Distribution and administrative expenses

Distribution and administrative expenses were £272.8m in 2003 compared to £212.6m in 2002. Other operating income was £7.8m in 2003 compared to £10.5m in 2002. The ratio of total operating profit before exceptional items to turnover was 11% in 2003 (2002 15%) and the ratio of total operating profit after exceptional items to turnover was 9% in 2003 (2002 14%). As a result of the Group’s new interactive gaming turnover recognition policy, operating profit expressed as a percentage of turnover should decrease in future years.

Interest

Interest payable before exceptional items and excluding associates and joint ventures was £29.7m in 2003 compared to £22.6m in 2002 and after exceptional items; £41.2m in 2003 compared to £22.6m in 2002. The year-on-year increase in interest payable before exceptional items reflects an increase in net debt to £700.5m at December 31, 2003 compared to £399.1m at December 31, 2002. The increase in net debt was mainly due to additional borrowings attributable to contract advance payments, acquisitions and the redemption of the Convertible preference shares.

Earnings per share

Basic earnings per share after exceptional items was 14.3p in 2003 (2002 19.6p). The decrease reflects the increase in exceptional charges year on year (2003 £29.1m, 2002 £1.7m). A further discussion on the nature of the exceptional items is given later in this section.

Profit for the 2003 financial period was £101.7m compared to £136.7m in 2002.

Divisional results

Gaming

Mecca Bingo

In the UK, the well-established trends at Mecca Bingo of lower admissions and higher spend per head continued. Turnover increased by 1% in the year and was affected in the fourth quarter by the removal of box office fees following the change to a gross profits tax regime at the end of October 2003. Operating profit was marginally ahead of 2002 at £72.6m, reflecting a very healthy 31% profit margin.

The growth in revenue at Mecca continues to be driven by the success of interval games and machines with an increase in spend per head of 11% and 9% respectively.

By the end of 2003, the roll out of jackpot machines across the Mecca estate was virtually complete with a total of 353 jackpot machines installed, compared to 210 at 31 December 2002. A number of new gaming machines are currently being trialled under Section 21 of the Gaming Act in certain Mecca clubs. The early performance statistics have been encouraging and, if ultimately successful, the plan will be to roll out a number of these machines across the entire UK estate.

The clubs at York and West Bromwich were relocated to new purpose-built facilities during the year. Since the start of 2004, the club at Burton has also been moved to new premises and others at Bolton, Ellesmere Port, Glasgow and Edinburgh will all be relocated before the year end.

In Spain, Mecca continued to develop with good like-for-like growth in both revenue and operating profit, plus full year contributions from the three clubs acquired during 2002. A further club at Santiago de Compostela was added in October 2003, taking the total number of clubs in Spain to ten. The Spanish operation contributed £6.8m of operating profit.

As reported in the trading statement issued on April 27, 2004, from December 31 2003 until April 17 2004 the historic trend in admissions improved and attendance was down by just 4% since removing admission fees in the UK during the final quarter of 2003. Spend per head continued to rise and the then year-to-date performance was 5% ahead of 2003, resulting in overall turnover growth of 1%. In Spain, the business continued to deliver steady growth, with increased attendance and spend per head.

Grosvenor and Hard Rock Casinos

Turnover at Grosvenor Casinos was up by 6% and operating profit was up by 7%, despite difficult trading conditions in the London market during the year. The provincial casinos continued their strong growth trend with profits up a further 16% in the year.

Profits at the Group’s two upper end London casinos – the Clermont and the Park Tower – were below 2002 due largely to the impact of the major refurbishment of the Park Tower during the first half of the year and a lower win percentage at both casinos in the second half of the year. Since reopening in July with 40% additional gaming space, admissions and handle have increased substantially at the Park Tower.

Along with the rest of the market, the Group’s three mid-market London casinos – the Victoria, the Connoisseur and the Gloucester – were affected by lower customer volumes in the run up to and following the war in Iraq. Admissions were down 7% and although handle per head was up 4%, overall handle was down resulting in lower levels of both turnover and operating profit.

The Group’s provincial casinos enjoyed another strong year with turnover up 10% and operating profit up 16%. Since 2000, operating profits in this business have doubled as a result of the continuous investment in relocations, new licences and product development. This combination of initiatives succeeded again in increasing both admissions and handle per head in 2003. Whilst the relocation programme continues apace, the uplift in performance from the introduction of electronic roulette and the other new products during 2002 has now been realised. This factor, together with increased competition in certain key locations, resulted in a slowdown in the rate of growth in admissions and handle during the second half of the year.

The two Hard Rock Casinos continued to make good progress in 2003. Both casinos enjoyed strong growth in attendance and handle and the London casino moved into profit during the second half of 2003 and is now the Group’s second highest in terms of attendance. Both casinos are expected to benefit from deregulation and the ability to advertise the Hard Rock Casino concept.

As reported in the trading statement issued on April 27, 2004 from December 31 2003 until April 17 2004 overall turnover within Grosvenor Casinos was down 2%, but excluding the Clermont, overall turnover would have been up by 6%. The London market has generally been more buoyant, with particularly strong performances at the Park Tower and Hard Rock Casinos. In the provinces, turnover was flat, with the impact of new money laundering rules and general competitive pressures mitigated by a stronger win percentage. The relocated casino in Cardiff has now opened and the five new casino licence applications announced earlier this year are being progressed.

Rank Leisure Machine Services

Operating profit at Rank Leisure Machine Services increased during the year to £3.6m compared with £3.1m in 2002. On 10 February 2004, the Group completed the disposal of this business to Gamestec Leisure Limited for £30.0m in cash.

Blue Square

Since its acquisition in January 2003 and subsequent integration with Rank Interactive Gaming, Blue Square has grown at an impressive rate. Actual Blue Square and interactive gaming turnover reported by the Group was £371.9m in 2003 compared with £46.3m in 2002 and gross win was £23.1m compared with £2.4m in 2002. With the launch of Meccagames.com, the introduction of a single account for both Blue Square and Meccagames customers, as well as the introduction of new games such as “Aces High”, the number of active customers increased by 50% compared with 2002.

The realization of synergy benefits and cost savings from the acquisition resulted in a £1.9m operating profit before goodwill amortization and exceptional items, compared with a £5.0m reported loss in 2002. Blue Square posted an operating loss of £0.6m after goodwill amortization and £6.6m after goodwill amortization and exceptional items.

As reported in the trading statement issued on April 27, 2004 from December 31, 2003 until April 17, 2004, Blue Square performed well and both the Grand National and Cheltenham Festival helped to deliver a strong result. Further games development is on track, with a new Blue Square casino and poker room to be launched later in 2004.

Hard Rock

Despite an encouraging performance in food and beverage revenues in the owned cafes and increased income from hotel franchises, the absence of any significant recovery in international travel and tourism continued to undermine merchandise sales and, together with negative currency movements, resulted in a reduction in operating profit to £23.1m compared with £27.6m in 2002.

Like-for-like sales for the year were down 3.1%. Whilst food and beverage sales were up 2.4%, merchandise sales were down 11.2%. The shortfall in merchandise sales remains concentrated in the major tourist locations such as Paris, Rome, London, New York and Orlando. The like-for-like sales trends have been relatively steady since June 2003 with a marginal improvement towards the end of the year.

Profit from cafe franchise and other income was down 6% to £5.8m and was impacted by the outbreak of the SARS virus which particularly affected the cafes in the Far East. Hotel franchise and other income contributed £5.2m in 2003, reflecting a good performance by the Orlando hotel and dividends from the Group’s interest in the Universal Rank Hotel partnership in Orlando. Territory fees included up front fees from the Biloxi casino and from the Hard Rock Cafe planned at Foxwoods. Central overheads increased due to one-off redundancy costs of £1.1m associated with the restructuring announced at the beginning of 2003.

The strategy of continuing to extend the Hard Rock brand into hotels and casinos took a major step forward during 2003 with the formation in June of a joint venture with Sol Meliá to develop Hard Rock Hotels in the Americas and Europe. The Hard Rock Hotel in Chicago was the first hotel to open as part of the joint venture and is already attracting large amounts of media and customer interest. The joint venture has announced the development of a second hotel in San Diego, which is scheduled to open in 2006 and further potential projects are in the pipeline.

The first of two Seminole Tribe of Florida developments, both branded Hard Rock, opened in Tampa in March 2004 with 90,000 square feet of gaming, 1,500 slot machines, 55 poker tables, an 800-seater bingo facility and a 250 room hotel. The second development, in Hollywood, Florida, with 115,000 square feet of gaming, 2,000 slots, 65 poker tables, an 800-seater bingo facility and a 500 room hotel, opened in May 2004. Elsewhere, the first phase of financing for a $235m Hard Rock casino and hotel in Biloxi, Mississippi was completed at the beginning of 2004 and this is expected to open during the third quarter of 2005.

As reported in the trading statement issued on April 27, 2004 from December 31 2003 until April 17 2004 Hard Rock’s performance in the period was encouraging. The cafe business performed well with like-for-like sales up 3%. Food and beverage was up 6% and merchandise down 4%.

Deluxe

Deluxe produced another strong result in 2003 in difficult circumstances with turnover up 12% and operating profit up 4% before exceptional items and goodwill amortization. Operating profit after exceptional items and goodwill amortization was down 39% compared with 2002. The overall result was achieved despite adverse currency movements which reduced operating profit by £3.5m, and reflected a very strong performance at Film, offset by the anticipated reduction in profit at Media, which was impacted by the continued transition from VHS to DVD.

Film Processing

Film Services had an outstanding year in 2003 with operating profit up 13%. Film footage was up 3% despite the loss of the Universal film contract in March and the smaller Fox International contract in October 2003. Excluding these two contracts, contracted footage was up 10%. The growth in volume was due to the continued trend of the increasing number of prints per title, as studios move to ever wider release patterns, together with the addition of a number of contracts from independent film producers. Major titles produced during the year included Lord of the Rings – The Return of the King, X-Men United, Charlies Angels 2, and Master and Commander.

Other services include the results of ETS and Capital FX and benefited in 2003 from a full year’s contribution from both businesses. ETS, the physical film distribution business, became a wholly-owned subsidiary at the end of 2002. Additional contract wins resulted in strong growth in operating profit. Capital FX has continued to build on its position in the UK laser sub-titling and digital effects market. Deluxe’s involvement in the digital arena is supplemented by its 20% interest in EFILM, one of Hollywood’s leading providers of digital intermediates, which is accounted for as an associate.

All of Deluxe’s film contracts as at 31 December 2003 are secure until at least 2005, with 82% of 2003 contracted volume secure until at least 2006, with a weighted average contract life of 49 months.

As reported in the trading statement issued on April 27, 2004 from December 31, 2003 until April 17, 2004, Film continued to perform well and total volume was ahead of last year. Titles produced during the first quarter of 2004 included The Passion of The Christ, Starsky and Hutch, and Hellboy. The outlook remains good with a number of major titles expected in the balance of the year including Spider-man 2, Day after Tomorrow, Stepford Wives and The Brothers Grimm.

Media Services

The Group made significant progress towards completing the transition of the Media business in 2003. The transformation of the business from a pure VHS duplicator and distributor to a fully integrated DVD compression and authoring, replication and distribution business is now all but complete.

Key events during the year included the acquisition of Disctronics in July 2003, providing important European manufacturing capacity and making the Group one of the world’s largest DVD manufacturers; the integration and rationalisation of the Ritek acquisition, which involved the relocation of plant, equipment and employees to a single production facility in Arkansas; and the commencement of a restructuring of the VHS business in Europe including the announcement to close the operations in Italy, Germany and Portugal.

The rate of decline of VHS continued to accelerate during the year with 160m units compared with 224m in 2002 being produced, leading to a decline in turnover of 38% and an operating loss before exceptional items and goodwill amortization of £8.9m. In contrast, the DVD/CD side of the business continued to make excellent progress. Total volume increased to 162m discs compared with 69m in 2002, revenue grew by 270% and operating profit increased before exceptional items and goodwill amortization with major titles produced in 2003, including the Indiana Jones box set and Seabiscuit. While technological advances have meant that the manufacturing costs are typically lower for DVD than VHS, the relative pricing and costs associated with the transition from VHS to DVD led to lower combined profits in VHS and DVD manufacturing. The global market for DVD grew by 46% in 2003 and is expected to continue to grow strongly. As a result of the exceptional costs incurred in the transition from VHS to DVD, VHS reported an operating loss after exceptional items and goodwill amortisation of £29.3m and the DVD business reported an operating loss after exceptional items and goodwill amortisation of £4.0m.

The growth in demand for DVD was the major factor behind the growth in the distribution business where total volumes increased by 18% to 523m units compared with 443m in 2002. Revenues increased by 18% to £106.8m, compared with £90.8m in 2002, and operating profit more than doubled to £11.5m, compared with £5.3m in 2002.

Digital Services doubled its revenues and grew profit to £5.2m, with particularly strong performance in the compression, encoding and authoring business.

As reported in the trading statement issued on April 27, 2004 from December 31, 2003, until April 17, 2004, manufacturing and distribution volumes were higher than 2003, albeit during the seasonally unimportant time of year. Although Disctronics, which was acquired in 2003, has been integrated and is performing to expectations, its trading pattern mirrors the seasonality of the industry. Digital Services continued to perform well.

During May 2004 the Group announced that an existing European DVD manufacturing and distribution contract will be transferring to a new supplier. This transfer is taking place on a staged basis over the period to July 2005 and will have a material impact on the Groups operating profit from 2005. In 2003, this contract accounted for 48% of DVD units supplied and 18% of total packaged media units distributed by DMS. In view of the anticipated timing of transfer of the business, Rank expects that there will only be a small impact on the Group’s operating profit before exceptional items in 2004.

Whilst the loss of this contract is disappointing, active negotiations for additional contract business in both the US and Europe are currently in progress and are expected to reach a conclusion over the next few months. The underlying growth in the DVD market is expected to remain strong for the next few years, but the ability of Deluxe Media Services to continue to deliver an acceptable return and maintain profitability at the level anticipated in 2004 will be dependent upon gaining new studio contracts. Subject to progress made on new contract wins during the remainder of the year, an exceptional charge may be incurred in 2004 relating to the impairment of certain manufacturing and distribution assets associated with the lost contract.

Deluxe associates and joint ventures

Deluxe associates and joint ventures comprises the 20% interest in EFILM and the joint venture investment in Atlab. The acquisition of the remaining 50% of ETS on 31 December 2002 resulted in that business being consolidated within Deluxe.

US Holidays

The US Holidays business generated operating profit of £6.0m and net cash of £7.8m, compared with £8.1m and £13.0m, respectively in 2002.

Central costs and other

The increase in central costs is largely as a result of increased insurance costs and a net £1.2m expense in Other compared with a £4.4m profit in 2002. Exceptional charges included within central costs relate to £9.3m for legal provisions relating to legal actions in the US. Total central costs and other after exceptional charges was £21.8m in 2003.

Discontinued operations

There were no material discontinued operations in 2003.

Acquisitions

During 2003, the Group made a number of acquisitions. Summary details are as follows:

In January 2003, the Group completed its acquisition of Blue Square for a total consideration of £65.0m in unlisted, unsecured convertible loan stock. The loan stock, which became redeemable from the end of July 2003, is convertible into Rank Ordinary shares at a price of 282p per £1 of loan stock held. Full conversion of the loan stock would result in the issue of 23 million new Rank Ordinary shares. Blue Square contributed £1.0m to operating profit in 2003 before goodwill amortization of £2.5m and exceptional items of £6.0m.

On May 16, 2003, Deluxe Media Services acquired certain assets and liabilities of Sonic Foundry, Inc., Sonic Foundry Media Services, Inc. and International Image Services, Inc for £3.5m. Sonic is a digital media asset management company. Sonic contributed £nil to operating profit in 2003.

On July 1, 2003, Deluxe Film acquired the remaining 67.7% interest in The Lab for total consideration of £1.4m, of which £0.6m is deferred.

In July 2003, Deluxe Media Services acquired Disctronics for £34.5m, of which £6.7m is deferred. Disctronics is one of the largest independent DVD and CD replicators in Europe. Disctronics contributed £6.2m to operating profit in 2003.

In October 2003, the Gaming division acquired a Spanish bingo club for a total consideration of £2.3m. The club contributed £nil to operating profit in 2003.

In December 2003, Blue Square Limited acquired A Heathorn (Course) Limited, an on-course bookmaker with pitches at major racecourses for total consideration of £1.2m. Heathorn contributed £nil to operating profit in 2003.

In addition to the acquisition of subsidiary undertakings detailed above, in June 2003, the Group entered into a joint venture with Sol Meliá to develop the Hard Rock Hotel concept throughout the Americas and Europe. The joint venture contributed £nil to profit in 2003.

Geographical contributions

UK operations contributed 55% of turnover on continuing operations in 2003 and 45% of operating profit before exceptional items compared with 42% and 46% respectively in 2002. North America contributed 35% of turnover on continuing operations before acquisitions and 40% of operating profit before exceptional items in 2003 compared with 47% and 45% in 2002, respectively. The rest of the world made up the balance.

Associates and joint ventures

Deluxe associates and joint ventures

These comprise the Group’s interests in EFILM, Atlab and The Lab (which became a 100% subsidiary on July 1, 2003). These businesses contributed £0.4m net profit before tax in 2003 compared with £1.3m in 2002.

Interest expense

Interest on managed businesses before exceptional items was £7.1m higher in 2003, reflecting an increase in the levels of net debt. The Group incurred an exceptional interest charge of £11.5m on the redemption of the £125m Eurobond. After exceptional charges interest on managed businesses was £18.6m higher in 2003 compared to 2002. Interest cover, expressed as the ratio of Group operating profit before exceptional items to managed businesses’ interest before exceptional items, was 7.3 times in 2003, compared with 9.7 times in 2002. Interest cover, expressed as the ratio of Group operating profit after exceptional items to managed businesses’ interest, was 4.0 times in 2003, compared with 9.4 times in 2002.

Profit before tax and exceptional items

Profit before tax and exceptional items was £187.3m in 2003 compared to £200.3m in 2002.

Exceptional items

The net exceptional charge of £29.1m in 2003 comprises:

£m
Exceptional items within operating profit
- Deluxe Media Services restructuring	(35.8)
- Blue Square restructuring	(6.0)
- Legal provision	(9.3)

Non-operating exceptional items
- Release of disposal provisions	4.6

Exceptional item within net interest payable and similar charges
- Premium on redemption of £125m Eurobond	(11.5)

(58.0)

Tax
- Credit on exceptional items above	13.4
- Release of disposal provisions	12.7

(31.9)
Minority Interest share of Deluxe Media Services restructuring	2.8

Total	(29.1)

In preparing its financial statements in accordance with the Companies Act and UK GAAP, certain financial information is presented that would be viewed as “non-GAAP” under regulations issued by the United States Securities and Exchange Commission. The Company has described such items and provided disclosure on the effects and reasons for this presentation in section 3A.

Further details of the exceptional charge can be found on pages 22.

Exchange rates

The average exchange rates used and the net translation effect of changes in average exchange rates between 2002 and 2003 are summarized in the table below.

	Average exchange rate		Impact on 2003
	2003	2002	Turnover £m	Operating profit £m

US dollar	1.63	1.51	(45.8)	(7.0)
Canadian dollar	2.32	2.40	2.4	0.1
Euro & Other	1.45	1.59	17.0	2.3

			(26.4)	(4.6)

Gaming			2.9	0.6
Hard Rock			(11.1)	(1.2)
Deluxe			(15.1)	(3.5)
US Holidays			(3.1)	(0.5)

			(26.4)	(4.6)
Interest				2.0

Net impact on profit before tax				(2.6)

Taxation

The effective tax rate, before exceptional items, is 28.9% and the pre-exceptional current tax rate is 7.2% compared with 29.9% and 15.6% in 2002 respectively. Cash tax liabilities relating to 2003 profits benefited from tax losses in the US.

The Group recognized an exceptional tax credit in 2003 of £26.1m of which £13.4m relates to the exceptional charges discussed on page 22 and £12.7m relates to tax liabilities provided on the disposal of the Holidays business which are no longer required.

The effective tax rate after exceptional items is 21.7% compared with 29.9% in 2002.

The year ended December 31, 2002 (“2002”) compared to the year ended December 31, 2001 (“2001”)

Group results

After restating to reflect the Group’s new revenue recognition turnover for interactive gaming, Group turnover increased 10% to £1,508.5m from £1,366.9m in 2001. £61.7m of the turnover in 2002 related to acquisitions, the most significant of which was the Ritek transaction within Deluxe Media Services which accounted for £50.5m of the increase in turnover. The remaining improvement in turnover reflected strong growth in Gaming and Deluxe Film, offset by a weaker performance at Hard Rock and adverse currency movements. The effect of the movement in exchange rates between 2001 and 2002 was to reduce turnover by £37.8m.

Group operating profit before exceptional items was up 5%. Gaming had another excellent year with profit 10% ahead of 2001, reflecting both strong turnover growth and further improvement in operating margins in both Mecca Bingo and Grosvenor Casinos, offset by a £5m loss at Rank Interactive Gaming, comprising Rank.com and hardrockcasino.com. Deluxe Film profit was up 16% due to an exceptional release schedule and a first full year of contribution from the new laboratory in Rome. Deluxe Media Services’ profit before exceptional items was up 31%, helped by a first time contribution of £4.3m from the venture with Ritek and an improved result from distribution, which more than compensated for the decline in VHS volumes and margins. Deluxe Media Services operating profit after exceptional items was £20.3m compared with a loss of £17.3m in 2001. As expected, Hard Rock experienced a difficult year in the aftermath of the events of September 11, 2001. Operating profit in the Hard Rock division was down to £27.6m from £38.0m in 2001 with low levels of travel and tourism having a direct impact on the cafe estate, particularly on merchandise sales.

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

Profit before tax from joint ventures was £8.5m in 2002 compared to £2.7m in 2001. The profit for 2002 from joint ventures includes a non-operating profit of £6.7m resulting from the disposal of properties owned by the joint venture with British Land. An exceptional interest charge of £2.0m arose in the joint venture associated with the unwinding of a number of interest rate swaps. At the year end, joint ventures principally comprised the Group’s interest in ETS and Atlab. A 50% equity interest in Atlab was acquired on September 10, 2002.

Total cost of sales increased 6% to £1,049.1m in 2002 from £991.0m in 2001. £52.6m of this increase related to businesses acquired during 2002. Excluding acquisitions, cost of sales were similar to 2001. Total cost of sales expressed as a percentage of turnover remained comparable between years (2002 72%, 2001 72%).

Distribution and administrative expenses were £212.6m in 2002 compared to £212.5m in 2001. Other operating income was £10.5m in 2002 compared to £8.8m in 2001. The ratio of total operating profit before exceptional items to turnover was 15% in 2002 (2001 15%) and the ratio of total operating profit after exceptional items to turnover was 14% in 2002 (2001 13%). Interest payable (excluding associates and joint ventures) was £22.6m in 2002 compared to £24.3m in 2001. The year on year reduction reflects a substantial reduction in average interest rates to 5.5%. Net debt was £399.1m at December 31, 2002 compared to £248.1m at December 31, 2001. The increase in net debt was mainly attributable to a number of advance payments made to film studios in relation to the extension or renewal of existing Deluxe contracts. These advance payments are in line with industry practice and are recoverable over the life of the contract.

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

Grosvenor and Hard Rock Casinos

Grosvenor Casinos continues to benefit from the investment made over the last few years in relocating and refurbishing its casinos and from the enhancement of its product offering. Turnover was up 16% and operating profit increased 28%. This was despite a reduction in win percentage that for the estate as a whole fell from 17.8% in 2001 to 17.2% in 2002.

In London, the Group’s two upper end casinos – the Clermont and the Park Tower – increased revenue by 23%, due largely to a much higher win percentage, and doubled operating profit to £6.0m. The Park Tower is currently undergoing a major refurbishment that will extend its gaming space by 40%. At the other London casinos – the Victoria, Gloucester and Connoisseur – while admissions were up 3%, handle per head up 15% and turnover up 7%, operating profit was flat, partly reflecting increased costs associated with the introduction of later opening hours.

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

Rank Leisure Machine Services

Operating profit at Rank Leisure Machine Services increased during the year to £3.1m (2001 £2.3m).

Rank Interactive Gaming

Rank Interactive Gaming continued to build its customer base in 2002. As at December 2002, the business had over 75,000 registered customers. The investment in building market share, together with start-up costs associated with hardrockcasino.com, which was launched in July 2002, resulted in an operating loss of £5.0m for the year.

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

Like for like trends improved considerably during the fourth quarter, albeit against relatively weak comparatives in 2001. Total sales were up 5.2% with food and beverage up 8.1%. Since the year-end, after a good performance in January 2003, up 5.1% compared with the same period in 2002, like for like sales during February 2003 were negatively impacted by terrorist alerts in both the UK and the US, and by severe weather conditions in the northern states of the US. Overall, for the eight weeks to February 21, 2003 like for like sales were down 0.5%.

Hotel franchise and other income contributed £3.8m in 2002, including a dividend of £1.4m from the Group’s 25% interest in the partnership which owns three hotels in Orlando, including the Hard Rock Hotel. The development of new revenue streams from licensing the Hard Rock brand to other leisure-related activities has made good progress. Following the completion of its financing arrangements in May 2002, the Seminole Tribe of Florida development in Florida, comprising two new hotel and casino resorts, is now in-build and expected to open, at least partially, by the end of 2003. An arrangement with the Choctaw Indians for a beach club in Mississippi is now in place and is expected to open later this year. In the longer term, there is also a plan for a Hard Rock Hotel development on the same site. The new Hard Rock hotel in Chicago is scheduled to open in early 2004. These transactions demonstrate the value of the brand and Rank will continue to search for other attractive opportunities.

Despite the receipt of a one-off site fee of £1.0m relating to the Choctaw development, territory fees fell by £1.9m during the year.

Deluxe

Turnover increased 11% to £704.2m (including £57.5m turnover from 2002 acquisitions) in 2002 from £634.6m in 2001. Operating profit before exceptional items increased 20% to £89.0m (including £4.5m relating to acquisitions) in 2002 (2001 £74.1m). Operating profit after exceptional items of £6.2m (2001 £37.5m) increased 102% to £82.8m (2001 £36.6m).

Film Processing

Film processing had an exceptional year in 2002. A number of major blockbuster films were processed including Spider-Man, Star Wars Episode II – Attack of the Clones, Lord of the Rings – The Two Towers, and James Bond – Die Another Day, contributing to a record year for the business. Film footage was up 16%, turnover 8% and operating profit 16%, helped by a full year’s contribution from the Rome laboratory and the relocation of the Toronto laboratory which became fully operational in April 2002. The program for 2003 looks strong and includes Daredevil and Lord of the Rings – The Return of the King.

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

The decision during the first half to renew the majority of Deluxe’s major film contracts has lengthened the average life of existing contracts such that some 79% of 2002 actual volumes are now secure until 2005 or beyond. The loss of the contract with Universal Studios will have an adverse impact on Film’s profits in the current year. However, Deluxe expects that underlying growth in film footage, the effect of new acquisitions, and a continuing drive to reduce costs, will mitigate the impact of the contract loss on the results for 2003.

Media Services

After a number of years of declining turnover and profit, Deluxe Media Services recorded a 31% growth in operating profit before exceptional items in 2002 and after exceptional items profit was £20.3m in 2002 compared with an operating loss of £17.3m in 2001. The Group has made excellent progress in repositioning this business for the future, in particular through the formation of a new DVD replication venture with Ritek Corporation of Taiwan. This venture combines the DVD assets of Deluxe and Ritek in North America and Europe and creates a major force in the DVD market. Deluxe will pay a total of £33.8m to Ritek, spread over three years, for an 80% interest in the new venture which contributed £4.3m to Deluxe operating profit in 2002. The move into DVD, together with the continuing importance of distribution services and the entry into digital services, means that, over time, Deluxe will become much less dependent upon the declining video duplication market.

The worldwide replication market for DVD was estimated at approximately 1.74 billion units at the end of 2002, an increase of over 60% compared with the previous year. The timing of the Ritek transaction meant that Deluxe was able to benefit from the inclusion of its share of the profits during the busiest time of the year in the run up to Christmas. Deluxe replicated 69 million DVDs in 2002 (2001 – 6 million), including Star Wars Episode II – Attack of the Clones and Spider-Man. DVD revenues increased to £55.7m and the combined business produced an operating profit of £2.3m.

The market for VHS continues to be difficult as consumers switch to using DVD as their primary home entertainment platform. Total volumes were down by 10% while revenues were down by 16%, reflecting the continued price erosion being suffered as demand declines. During 2002, Deluxe duplicated approximately 224 million VHS cassettes (2001 – 250 million). While this performance was better than the market as a whole, it was not sufficient to prevent a fall in operating margin to 10.1% (2001 – 11.1%). The steady decline in VHS is expected to continue during 2003 and whilst Rank expect DVD volumes to grow strongly, the relative margins are such that overall profit for Deluxe Media Services is expected to decline in 2003.

With a capability to distribute both DVD and VHS, Deluxe has seen substantial volume growth within its distribution services business with the number of DVDs distributed having increased by 90% to 171m (2001 – 90m). While the volume of VHS distributed declined in 2002 by 20% to 272m, both revenue and profit from distribution activities increased substantially.

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

US Holidays

Resorts USA suffered from the reduced level of tourism but still managed a satisfactory result in the circumstances with operating profit of £8.1m (2001 - £9.5m). The business generated net cash of £13.0m (2001 £13.3m).

Central Costs and other

	2002 £m	2001 £m
Central costs	(14.3)	(10.2)
Other	4.4	2.6

	(9.9)	(7.6)

The increase in central costs is largely as a result of a £6.5m provision (2001 - £2.1m) in respect of the Group’s long term incentive plan for key employees.

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

Geographical contributions

UK operations contributed 41% of turnover on existing operations in 2002 (2001 - 39%), and 47% of operating profit before exceptional items (2001-45%). North America contributed 48% of turnover on existing operations before acquisitions (2001-52%) and 44% (2001-46%) of operating profit before exceptional items in 2002. The rest of the world made up the balance.

Associates and joint ventures

British Land

The British Land joint venture made a contribution after interest and before exceptional items of £1.5m in 2002 (2001-£1.6m). The joint venture ended with the disposal of all its remaining properties in August 2002 for cash proceeds of £109m and net cash proceeds, after repayment of financing, for the Group of £16.6m. The disposal of properties on ending the joint venture with British Land generated an exceptional net profit before interest of £6.7m and an exceptional £2.0m charge associated with the unwinding of a number of interest rate swaps.

Deluxe associates and joint ventures

These comprise the Group’s interests in EFILM, Atlab, The Lab and ETS (which became a 100% subsidiary on December 31, 2002). These businesses contributed £1.8m net profit in 2002 (2001- £1.1m).

Interest expense

Interest on managed businesses was £1.7m lower in 2002, reflecting a substantial reduction in the average rate of interest to 5.5% which more than offset the impact of higher levels of debt. Interest cover, expressed as the ratio of Group operating profit before exceptional items to managed businesses’ interest, was 9.7 times in 2002 (2001-8.6 times) and interest cover expressed as a ratio of Group operating profit after exceptional items to managed businesses interest, was 9.4 times in 2002 (2001 – 7.1 times).

Profit before tax and exceptional Items

Profit before tax and exceptional items was £200.3m in 2002 compared to £188.1m in 2001.

Exceptional items

The net exceptional charge of £2.3m in 2002 comprises:

£m
Exceptional items within operating profit
- impairment of DVD assets within Deluxe	(6.2)
Non-operating exceptional items
- loss on disposal of continuing operations	(0.8)
- net loss on disposal of fixed assets in joint ventures – discontinued	(1.0)
- profit on disposal of interest in joint venture	7.7
Exceptional item within joint venture interest	(2.0)

Exceptional items after tax	(2.3)

The exceptional charge in 2002 reflects an impairment of the value of Deluxe’s investment in the Pioneer DVD facility which crystallized as a result of the venture with Ritek Corporation. The disposal of properties on ending the joint venture with British Land generated an exceptional net profit before interest of £6.7m and an exceptional £2.0m charge associated with the unwinding of a number of interest rate swaps.

Exchange rates

The average exchange rates used and the net translation effect of changes in average exchange rates between 2001 and 2002 are summarized in the table below.

	Average exchange rate		Impact on 2002
	2002	2001	Turnover £m	Operating profit £m
US dollar	1.51	1.43	(31.5)	(4.1)
Canadian dollar	2.40	2.23	(8.3)	(1.3)
Euro	1.59	1.61	2.0	0.2

			(37.8)	(5.2)
Gaming			0.4	0.1
Hard Rock			(9.4)	(0.9)
Deluxe			(26.6)	(4.0)
US Holidays			(2.2)	(0.4)

			(37.8)	(5.2)
Interest				0.8

Net impact on profit before tax				(4.4)

Taxation

The Group has implemented FRS 19 “Deferred Tax” in the year ended December 31, 2002. This has resulted in an effective tax rate before exceptional items of 30.3% (2001 36.4%) and after exceptional items of 29.9% (2001 42.1%). The current tax rate is 15.6% (2002 17.0%).

5B	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The Group’s primary sources of liquidity are cash flows from operations and borrowings under various credit facilities. The Group generated a net cash inflow of £70.8m in 2003 (2002 net outflow of £29.0m). Cash flow from operating activities was an inflow of £291.9m in 2003 (2002 net inflow of £107.3m). Cash flows are dependent on the cash generation/consumption of the Group’s component businesses. The cash flows from component businesses are dependent on the general economic conditions prevailing in the markets in which the Group competes and a decline in the conditions in those markets, such as that experienced by Hard Rock immediately after the events of September 11, 2001, will have a negative impact on those cash flows. See “Item 3D Risk Factors” for a more complete discussion of the risks and uncertainties that could lead to fluctuations in the level of future cash flows.

At December 31, 2003, the Group had undrawn committed facilities available amounting to £200.0m compared with £113.2m in 2002.

The debt facilities available to the Group are, in the opinion of the Rank Group, adequate to satisfy the current and expected levels of working capital required in the operating businesses. Debt levels at the Group have risen in 2003 due to the acquisition of Blue Square in January 2003, for a total consideration of £65.0m, the redemption of the Group’s £226.1m convertible preference shares in December 2003 and payments of contract advances made to major customers in the Deluxe businesses to extend present contract agreements.

Borrowings

At December 31, 2003, net debt (defined as gross debt less cash and deposits) was £700.5m compared with £399.1m at December 31, 2002. The increase in net debt was mainly due to additional borrowings attributable to the redemption of the Convertible preference shares, contract advance payments and acquisitions.

Debt levels are generally higher following payment of the interim and final dividends in May and October each year. The level of debt will also fluctuate according to the timing of capital expenditure during the year.

Net debt as a percentage of shareholders’ funds was 132.9% at December 31, 2003 compared with 53% at December 31, 2002. The Company’s Articles of Association state that borrowings shall not exceed two and a half times the adjusted share capital and consolidated reserves of the Group.

The Group’s borrowings as at the year end had not breached any covenants or other restrictions that could trigger the early repayment of the debts. The Group’s committed facility of £400.0m is subject to covenants regarding the level of debt and interest in comparison to earnings before interest, tax and depreciation, however the Group continues to operate within the ranges prescribed. The Group’s ability to finance its operations through debt is not sensitive to movements in the credit ratings published by external third parties.

The maturity profile of Group’s borrowings and interest rate structure is set out in the table below as well as discussed in Note 18 of the notes to the Consolidated Financial Statements included in Item 17 to this Annual Report.

Group debt repayment obligations	Less than one year £m	1-2 years £m	2-5 years £m	After five years £m	Total £m

Short-term borrowings	284.3	—	—	—	284.3
Long-term borrowings	1.6	0.5	315.7	260.3	578.1
Capital lease obligations	6.2	2.9	0.7	0.4	10.2
Convertible preference shares	—	—	—	—	—

Total	292.1	3.4	316.4	260.7	872.6

At December 31, 2003, commitments to make payments under operating leases in the following 12 months were:

Group operating lease commitments	Land and buildings £m	Plant and machinery £m	Total £m

Leases expiring in one year	3.3	0.5	3.8
Leases expiring in two to five years	8.2	14.3	22.5
Leases expiring in more than five years	49.3	—	49.3

Total	60.8	14.8	75.6

At December 31, 2003, the Group had made commitments for capital expenditure of £35.6m and guarantees of £27.3m in 2003 compared with £24.1m and £38.9m respectively in 2002.

Treasury policy

Rank seeks to achieve certainty of value on its foreign currency purchases and sales by buying or selling forward a portion of its estimated net currency requirements up to a year ahead, or longer where an external currency exposure exists or is forecast to exist. At December 31, 2003, at least 80% of anticipated core currency transaction exposures for the following 12 months had been hedged. Balance sheet currency exposure in respect of investments in overseas subsidiaries is minimized by hedging the underlying asset position with currency borrowings or through the use of currency swaps.

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

Fair values

The estimated fair values of the Group’s financial assets and financial liabilities at December 31, 2003 and 2002 are set out below. The fair value of quoted borrowings are based on year end mid-market quoted prices. The fair values of other borrowings and the derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. The fair value of the Convertible preference shares is calculated by reference to the open market value at year end.

Primary financial instruments held or issued to finance the Group’s operations:

	2003		2002
	Net carrying amount	Fair value	Net carrying amount	Fair value
	£m	£m	£m	£m
Short term financial liabilities and current portion of long term borrowings	(292.1)	(301.0)	(175.6)	(175.6)
Long term borrowings	(580.5)	(577.6)	(330.7)	(338.1)
Cash at bank and liquid investments	172.1	172.1	107.2	107.6
Other financial assets	20.0	20.0	27.7	27.7
Convertible preference shares	—	—	(226.9)	(237.7)
Other financial liabilities	(79.6)	(79.6)	(73.9)	(73.9)

The difference between net carrying amount and estimated fair value reflects unrealized gains or losses inherent in the instruments based on valuations at December 31, 2003. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Financial derivative instruments

The estimated current value of the foreign exchange forward contracts and interest rate swaps entered into to hedge future transaction flows and on-balance sheet exposures are set out below based on quoted market prices.

	Book value	Current value	Book value	Current value
	2003	2003	2002	2002
	£m	£m	£m	£m
Interest rate swaps	—	(0.4)	—	10.5
Foreign exchange forward rate contracts	—	2.3	—	4.4
Foreign currency swaps	2.0	2.0	3.0	3.0
Commodity forward contracts	—	(0.6)	—	—

Shareholders’ equity

Shareholders’ equity, exclusive of minority interests, was £527.0m at the end of 2003 compared with £748.6m at the end of 2002.

Net assets, exclusive of minority interests, per Ordinary share at December 31, 2003 were 88p, compared with 88p at the end of 2002.

If shareholders’ equity had been determined in accordance with US GAAP, shareholders’ equity attributable to the holders of Ordinary shares would have been £897.7m at December 31, 2003, compared with £867.2m at December 31, 2002. See Note 35 of the notes to the Consolidated Financial Statements included in Item 17 to this Annual Report.

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

5E OFF-BALANCE SHEET ARRANGEMENTS

Other than certain instruments used to manage exchange rate and interest rate exposures and to hedge underlying commercial exposures, Rank does not have any off-balance sheet financing. While these financial instruments are subject to the risk of loss from changes in exchange rates and interest rates, such losses would be offset by gains in the related exposures. Rank does not speculate in derivative financial instruments. Realized and unrealized gains and losses on foreign exchange forward contracts that hedge firm third party commitments are recognized in income in the same period as the underlying transaction. Net interest paid or received on interest rate swap contracts is included in net interest rate expense. Rank has no majority-owned subsidiaries that are not included in its consolidated financial statements, nor does Rank have any interest in or relationships with any special purpose entities that are not reflected in its consolidated financial statements.

5F TABULAR DISCLOSURES OF CONTRACTUAL OBLIGATIONS

The known contractual obligations of the Group as at 31 December 2003 were:

	Payment due by Period
Contractual Obligations	Total £’m	Less than 1 year £’m	1-5 years £’m	More than 5 years £’m
Long-Term Debt Obligations	836.8	260.3	316.2	260.3
Capital (Finance) Lease Obligations	10.2	6.2	3.6	0.4
Operating Lease Obligations	75.6	3.8	22.5	49.3
Purchase Obligations	15.0	8.6	6.4	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statement	62.1	15.0	46.4	0.7
Total	999.7	293.9	395.1	310.7

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A DIRECTORS AND SENIOR MANAGEMENT

Directors

Alun Cathcart joined Rank as Chairman on May 1, 2001. Age 60. He is Deputy Chairman of Avis Europe Plc, Deputy Chairman of Belron International Limited and a Director of TIKKUN U.K. Ltd.

Mike Smith joined Rank as Chief Executive on April 1, 1999. Age 57. He is a member of the Executive Committee. He is also a non executive Chairman of communisis plc.

Ian Dyson joined Rank as Finance Director on September 13, 1999. Age 42. He is a member of the Executive Committee. He is also a non executive Director of Misys Plc.

Peter Jarvis joined Rank as an independent non-executive Director in 1995. Age 62.

Oliver Stocken joined Rank as an independent non-executive Director in 1998. Age 62. He is Deputy Chairman of 3i Group Plc, non-executive Chairman of Rutland Trust Plc, and a non-executive Director of GUS Plc, Novar plc, Pilkington plc and Stanhope Plc.

John Sunderland joined Rank as an independent non-executive Director in 1998. Age 58. He is Executive Chairman of Cadbury Schweppes Plc.

All the executive Directors are eligible for annual performance-related bonus payments under a scheme established by the Remuneration Committee of Rank.

Senior Management

David Boden was appointed Managing Director of Gaming in January 1998. Age 47.

Charles Cormick joined Rank as Company Secretary in 1995. Age 53.

Hamish Dodds was appointed Director and CEO of Hard Rock Cafe in March 2004. Age 47.

Cyril Drabinsky was appointed President, Deluxe Film Worldwide in September 2001. Age 46.

Peter Pacitti was appointed President, Deluxe Media Services Worldwide in September 2001. Age 46.

Christine Ray was appointed Group Human Resources Director in February 2001. Age 56.

There are no family relationships between the Directors and senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a Director or member of senior management.

6B COMPENSATION

Compensation of Directors

In 2003 the compensation paid or accrued to Directors was as follows:

	Year to December 31, 2003
	Base salary/fees £000	Annual bonus £000	Other* benefits £000	Total emoluments £000
Directors
Chairman:
Alun Cathcart	167	—	10	177
Executive Directors
Mike Smith	570	145	288	1,003
Ian Dyson	320	82	86	488
Non Executive-Directors
Peter Jarvis	40	—	—	40
Oliver Stocken	40	—	—	40
John Sunderland	33	—	—	33

*	Other benefits include a car or cash allowance paid in lieu, life disability and health insurance and relocation expenses and in the case of Mike Smith, additional pension contributions of £257,000 and in the case of Ian Dyson, a salary supplement of £64,000 in lieu of additional pension contributions.

Payments under the annual bonus scheme for 2003 were based on the achievement of operating profit targets and clearly defined personal objectives.

Compensation of Senior Management

The aggregate compensation received by Senior Management during 2003 was as follows:

Base salary £000	Annual bonus £000	Other benefits £000	Total emoluments £000
1,329	472	166	1,967

Payments under the annual bonus scheme for 2003 were based on the achievement of operating profit targets and clearly defined personal objectives.

The total amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to Directors and senior management was £520,263.

6C BOARD PRACTICES

The Company’s policy is that the Chairman and executive Directors have service contracts with notice periods not exceeding one year. However, the Company recognizes that in the case of any future appointments from outside the Company, a longer initial notice period may be necessary, reducing to one year or less after an initial period. There are no predetermined compensation provisions for early termination, and any compensation payable will be determined on an individual basis taking into account length of service, the circumstances surrounding termination, and an individuals duty to mitigate losses.

Non-executive Directors do not have service contracts and in future will be appointed for an initial period of three years, subject to review annually thereafter. The existing non-executive Directors do not have service contracts but serve the Company under letters of appointment. These appointments may be terminated without liability for compensation.

The Company recognizes that its Directors may be invited to become non-executive Directors of other companies, or become involved in charitable or public service organizations. The appointments can broaden the knowledge and experience of the Directors to the benefit of the Company. Providing there is no conflict of interest and the commitment is not excessive, the executive Directors are permitted to accept one external appointment and to retain any fees received. During the year, Mike Smith served as non-executive Chairman of communisis plc and retained fees of £75,000 and Ian Dyson served as non-executive Director of Misys Plc and retained fees of £7,500.

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

During 2003, no Directors’ service agreement provided for benefits upon termination of employment.

The Company’s corporate governance rules comply with NASDAQ requirements.

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

In December 2003 the Audit Committee adopted a new policy regarding auditor independence and the provision of non-audit services by the external Auditors. All non-audit services above £50,000 to be performed by the external auditors are required to be approved by the Audit Committee and the Group’s policy remains that, where appropriate, non-audit work is put out to competitive tender.

The Audit Committee meets not less than twice a year. Normally, the Chief Executive, Finance Director and Director of Risk Management attend. It also meets at least annually with the Auditors without executive management being present.

The members of the Audit Committee in 2003 were Oliver Stocken (Chairman), Peter Jarvis and John Sunderland. The Board is satisfied that all members of the Committee have recent and relevant financial experience. Alun Cathcart was also a member of the Committee until December 2003 when he resigned from the Committee and in future the Committee will be comprised solely of independent non-executive directors.

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

The members of the Remuneration Committee throughout 2003, and who remain current members, were Oliver Stocken and John Sunderland. The Chairman of the Committee was Peter Jarvis until 27 April 2004, and John Sunderland from 28 April 2004.

6D EMPLOYEES

The following tables disclose the average number of employees:

By Business Segment	2003	2002	2001
Gaming	10,241	10,250	10,115
Hard Rock	6,544	5,862	5,206
Deluxe	6,307	4,770	4,604
US Holidays	865	933	984

Corporate	46	47	46

Average number of employees	24,003	21,862	20,955

By Geographical Region
UK	11,453	10,628	10,560
North America	8,971	8,772	8,190
Rest of World	3,579	2,462	2,205

Average number of employees	24,003	21,862	20,955

Labor relations throughout the Group have generally been good during 2003. Currently, there are no union issues at any represented location which will threaten continuing relationships for the foreseeable future.

6E SHARE OWNERSHIP

The Directors’ interests in the securities of Rank, including options to purchase Ordinary shares under the terms of Rank’s Executive Share Option Schemes (“ESOS”), Long Term Incentive Plan and Share Savings Schemes (“SAYE”) were, as of May 31, 2004 as follows:

		Share Options
	Ordinary shares	ESOS	SAYE	Exercise Price (p)	Expiry Date
Alun Cathcart	100,000	—	—	—	—
Ian Dyson	119,675	278,225 138,376 100,033 63,684	— — —	248.00 271.00 239.92 320.33	09.12.2009 05.23.2012 03.26.2013 03.10.2014
Mike Smith	400,000	600,000 244,464 178,184 112,383	— — — —	226.25 271.00 239.92 320.33	03.31.2009 05.23.2012 03.26.2013 03.10.2014
Peter Jarvis	26,093	—	—	—	—
Oliver Stocken	41,835	—	—	—	—
John Sunderland	1,625	—	—	—	—

None of the Directors beneficially own more than 0.04% of a relevant class of share.

Ian Dyson and Mike Smith have been granted the following conditional awards of Ordinary shares pursuant to the Company’s 2000 Long Term Incentive Plan approved by shareholders at the annual general meeting in April 2000.

Director	Award of Ordinary shares	Year of Conditional Award	Release Year
Ian Dyson	54,545 100,628 63,060	2002 2003 2004	2005 2006 2007
Mike Smith	96,363 179,245 111,282	2002 2003 2004	2005 2006 2007

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

In addition to the above interests, pursuant to the provisions of the Companies Act 1985, each executive Director is deemed to be interested in the Ordinary shares held by The Rank Group Plc Employee Benefit Trust. As at May 31 , 2004, such interest totaled 824,895 Ordinary shares.

None of the members of Senior Management beneficially own more than 0.19 per cent of a relevant class of shares. Their aggregate shareholding as at May 31, 2004 totaled 1,153,635 Ordinary shares. The aggregate number of shares over which Senior Management hold options are as follows:

ESOS	SAYE
3,524,770	18,093

The exercise prices attaching to ESOS options range from 170.00p to 475.76p per Ordinary share and the expiry dates of such options range from August 14, 2004 to March 10, 2014. The exercise prices attaching to SAYE options range from 141p to 268p per Ordinary share and the expiry dates of such options range from October 31, 2004 to November 30, 2009.

The total number of Ordinary shares in respect of which members of Senior Management have been granted conditional awards under the terms of the Rank Group 2000 Long Term Incentive Plan is 1,915,337.

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

Thirdly, the Company operates a Share Savings Scheme under which participants agree to save a fixed monthly amount of up to £250 for three or five years, and then may use these savings together with any interest or bonus to acquire Ordinary shares by exercising the option granted to them under the scheme. The price at which the Ordinary shares may be acquired is set when the option is granted, usually at a discount of not more than 20% to the then prevailing market price. Although in the past, participation in share saving schemes has been extended to both UK and overseas employees, the schemes launched in 2001, 2002 and 2003 were limited to UK employees only.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A MAJOR SHAREHOLDERS

As far as the Company is aware, no person is the beneficial owner of more than 5% of Rank’s Ordinary share capital. As at May 31, 2004 the only beneficial owners of more than 5% of Rank’s Ordinary share capital were Fidelity which owned 54,775,878 Ordinary shares representing 9.15% of Rank’s Ordinary share capital and Schroder IM which owned 32,928,637 Ordinary shares representing 5.51% of Rank’s Ordinary share capital.

As far as the Company is aware, Rank is not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person.

As of May 31, 2004, 4,645,325 Ordinary shares (including 4,108,130 Ordinary shares represented by 2,054,065 ADSs) were held by approximately 2,552 registered holders (including nominees) in the US. At such date their holdings represented 0.77% of the total number of Ordinary shares outstanding.

7B RELATED PARTY TRANSACTIONS

During the year the Group traded with its associate undertakings, The Lab and EFILM. Group sales to these associated undertakings totaled £1.0m, purchases totaled £0.3m, marketing fees totaled £0.3m and as at December 31, 2003 EFILM owed the Group £0.7m. On July 1, 2003 the Group purchased the remaining 67 2/3% of the common stock of the Lab. During the year the Group forgave EFILM trade debt of £0.7m. In the period to May 29, 2004 EFILM has made purchases from the group of £0.5m, marketing fees totaled £0.1m and as at May 29, 2004 EFILM owed the group £1.0m.

During the year the Group traded with its joint venture Atlab. Group sales to Atlab totaled £2.4m, purchases totaled £10.6m, marketing fees totaled £0.2m and at December 31, 2003 Atlab owed the Group £0.3m. The Group also provides Atlab with a bank guarantee for £3.2m. In the period to May 29, 2004, Group sales to Atlab were £0.2m and purchases from Atlab were £1.6m, marketing fees totaled £0.1m and as at May 29, 2004 EFILM owed the group £0.4m. The Group continues to provide a £3.2m bank guarantee.

The Group recharges the Rank Group UK Pension schemes with the costs of administration and independent pension advisers borne by the Group. The total amount recharged in the year ended December 31, 2003 was £1.9m, compared with £1.6m in 2002. In the period to May 29, 2004 the administrative expenses recharged were £0.7m.

7C INTERESTS OF EXPERTS AND COUNSEL

NOT APPLICABLE

ITEM 8 FINANCIAL INFORMATION

8A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 for a list of financial statements and schedules filed as part of this Annual Report.

Legal proceedings

Rank is involved in a dispute with Serena Holdings Limited over the purchase consideration for an acquisition in 1990 which has been referred to an expert for determination. The determination process provided for each party to present four written submissions; the fourth submissions were presented on March 31, 2003. The dispute concerns the accounts and the profits of the businesses upon which an additional purchase consideration may be payable. In its fourth submission, Serena Holdings Limited claimed that additional consideration of £35.9m is payable with interest due thereon. The Board of Directors are strongly resisting the payment of any further sum. At the present time, the outcome cannot be determined and the potential liability to the Group cannot be quantified. However, it is the opinion of the Board of Directors that it is unlikely that the outcome of this dispute will have a material effect on the Group’s financial position.

Subsidiary undertakings are involved in actions, including one class action suit, in the US. The actions are being vigorously contested. At this time it cannot be determined that the likelihood of outcomes unfavorable to the Rank defendants are probable. The Board of Directors believe that none of these actions will result in a material adverse effect on the financial condition of the Group.

Dividend distributions

The total dividend on Ordinary shares was 13.9p in 2003, 13.2p in 2002 and 12.6p in 2001.

Any determination to pay dividends in the future will be at the discretion of the Board of Directors and will be dependent upon the Group’s results of operations, financial condition, capital expenditures, working capital requirements and other factors deemed relevant by the Board of Directors.

8B SIGNIFICANT CHANGES

In December 2003, the Group redeemed the remaining 226,086,041 Convertible preference shares at 100p per share.

ITEM 9 THE OFFER AND LISTING

9A OFFER AND LISTING DETAILS

The following table shows the annual high and low market prices for both the ADS traded in the US and Rank’s Ordinary shares traded in the UK.

	Rank Ordinary shares		ADS
	High	Low	High	Low
	(pence)		(US $)
1999	303.00	182.00	9.63	5.50
2000	207.00	133.00	6.88	4.00
2001	248.00	163.00	7.50	4.55
2002	309.00	218.25	9.48	6.65
2003	307.00	212.50	10.35	6.70

For the last two years the high and low market prices are given for each quarter.

	Rank Ordinary shares		ADS
	High	Low	High	Low
	(pence)		(US $)
2002
First quarter	308.75	218.25	8.50	6.65
Second quarter	309.00	246.83	8.80	7.55
Third quarter	293.00	218.40	8.68	6.70
Fourth quarter	299.55	231.50	9.48	7.50

2003
First quarter	266.50	212.50	8.40	6.70
Second quarter	265.00	235.50	8.97	7.30
Third quarter	295.00	250.50	9.47	8.29
Fourth quarter	307.00	264.25	10.35	8.83

Share price information for the most recent eight months is as follows:

	Rank Ordinary shares		ADS
	High	Low	High	Low
	(pence)		(US $)
October 2003	291.75	264.25	9.75	8.83
November 2003	307.00	282.00	10.35	9.42
December 2003	292.75	276.25	10.23	9.61
January 2004	315.00	279.25	11.52	10.00
February 2004	333.00	306.00	12.72	11.14
March 2004	335.00	310.00	12.31	11.15
April 2004	339.00	317.50	12.75	11.75
May 2004	319.50	293.00	12.04	10.67

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

Share rights

Rank may issue sterling denominated Ordinary shares (the “Ordinary shares”), and US dollar denominated preference shares (the “dollar preference shares” and, together with the Convertible preference shares, the “preference shares”). The Ordinary shares have a nominal value of 10p each, and the dollar preference shares have a nominal value of US$1,000 each.

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

Redemption

In December 2003, the Company redeemed all 226,086,041 remaining Convertible preference shares.

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

In addition, Rank may, by notice in writing, require a person whom Rank knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in Rank’s relevant share capital to confirm that fact or to indicate whether or not that is the case, and to give such further information as may be required relating to his interest in shares consisting of the Company’s relevant share capital.

A person failing to fulfil the obligations imposed by the Companies Act 1985 in relation to disclosure requirements may be subject to criminal penalties.

10C MATERIAL CONTRACTS

No contracts (other than contracts entered into in the ordinary course of business) have been entered into by members of the Rank Group during the last two years, other than as disclosed below:

(a)	an agreement dated May 8, 2003, whereby Rank Group Finance Plc entered into a Note and Guarantee Agreement guaranteed by The Rank Group Plc to raise £336 million through a private placement of senior notes to a number of large US and UK investors, predominately comprised of insurance companies. The Company used the proceeds from the placement to refinance existing obligations of the Group. The Note and Guarantee Agreement, among other things, places certain limitations on the Group’s ability and the ability of certain of the Group’s subsidiaries to borrow money, create liens on assets to secure debt, substantially change the general nature of the Group’s business, sell certain assets, merge with or into other companies, or enter into transactions with affiliates. The senior notes have maturities ranging from 2007 to 2018, with an average coupon of 5.5%.

10D EXCHANGE CONTROLS

There are currently no UK foreign exchange control restrictions on the payment of dividends on Ordinary shares or on Convertible preference shares or on the conduct of the Group’s operations.

There are currently no limitations on grounds of nationality imposed by English law or by Rank’s Memorandum and Articles of Association on the rights of non-UK holders of Ordinary sharers to hold, own or vote such securities.

10E TAXATION

The following discussion summarizes certain US federal income tax consequences and certain UK tax consequences of the ownership and disposition of Ordinary shares and Ordinary shares represented by ADSs evidenced by ADRs by US Holders. A “US Holder” is a beneficial owner of Ordinary shares or ADSs that is (i) a citizen or individual resident of the US for US federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the US or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust if a court within the US is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust. If a partnership holds Ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner in a partnership that holds Ordinary shares or ADSs, such Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the Ordinary shares or ADSs. This summary applies only to US Holders who hold Ordinary shares or ADSs as capital assets. This summary is based (i) upon current UK tax law and UK Inland Revenue practice and US law and US Internal Revenue practice, including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect, (ii) upon the United Kingdom - United States Income Tax Convention that entered into force on April 25, 1980 as in effect on January 1, 2003 (the “1980 Convention”), and the United Kingdom—United States Convention relating to estate and gift taxes as in effect on the date of this Annual Report (the “Estate Tax Convention”), and (iii) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

US Holders should be aware that a new United Kingdom - United States Income Tax Convention entered into force on March 31, 2003 (the “New Convention”) and generally will have effect in respect of dividends paid on or after May 1, 2003. However, a US Holder entitled to benefits under the 1980 Convention may elect to have the provisions of the 1980 Convention continue for an additional twelve months if the election to apply the 1980 Convention would result in greater benefits to the Holder. If a US Holder were to make an effective election, the discussion below with respect to dividend payments made pursuant to the 1980 Convention would continue to apply to dividends paid by Rank prior to May 1, 2004. The discussion below notes instances where the relevant provisions of the New Convention will produce a materially different result for a US Holder. US Holders should note that certain articles in the New Convention limit or restrict the ability of a US Holder to claim benefits under the New Convention and that similar provisions were not contained in the 1980 Convention. US Holders should consult their own tax advisors concerning the applicability of both Conventions.

The following summary of certain US federal income tax considerations does not address all of the tax consequences to certain categories of US Holders who may be subject to special rules (such as US expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities brokers-dealers, traders who elect to apply a mark-to-market method of accounting, persons who own, directly, indirectly or by attribution 10% or more of the share capital or voting stock of Rank, persons who acquired the Ordinary shares of ADSs pursuant to the exercise of employee stock option or otherwise as compensation, persons who hold Ordinary shares or ADSs as part of a straddle, hedging or conversion transaction) and persons whose functional currency is not the US dollar, and the following summary of certain UK tax considerations does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes, (ii) whose holding of Ordinary shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such US Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or (iii) that is a corporation which alone or together with one or more associated corporations, controls directly or indirectly, 10% or more of the voting stock of Rank.

Holders should consult their own tax advisors as to the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of Ordinary shares or ADSs.

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

To the extent paid out of current or accumulated earnings and profits of the Company as determined under US federal income tax principles, a distribution made with respect to Ordinary shares or ADSs (including any additional dividend income arising from a foreign tax credit claim as described below) will be includable for US federal income tax purposes in the income of a US Holder as ordinary dividend income on the date received by the US Holder, in the case of Ordinary shares, or on the date received by the Depositary, in the case of ADSs. To the extent that such distribution exceeds the current and accumulated earnings of the Company, it will be treated first as a non-taxable return of capital to the extent of the US Holder’s adjusted tax basis in the Ordinary shares or ADSs and thereafter taxable as capital gain. Corporate US Holders will not be eligible for the dividends received deduction generally allowed to US corporations under Section 243 of the Code in respect of dividends received from other US corporations. The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the date the dividend is received by the US Holder, in the case of Ordinary shares, or by the Depositary, in the case of ADSs, regardless of whether the pounds sterling are actually converted into US dollars. If the pounds sterling received are not converted into US dollars on the date of receipt, a US Holder generally will have a basis in the pounds sterling equal to their US dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the pounds sterling generally will be treated as US source ordinary income or loss.

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

Recent US tax law changes applicable to individuals

Under 2003 US tax legislation, certain US Holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities markets in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as both Conventions) which provides for the exchange of information. Rank currently believes that dividends paid with respect to its Ordinary shares and ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US Holders of its Ordinary shares and ADSs meet certain requirements. Some of the eligibility requirements for non-US corporations are not entirely certain, however, and further guidance from the US Internal Revenue Service is anticipated. In addition, the US Internal Revenue Service is expected to issue certification procedures in 2004 whereby a non-US corporation will be required to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

Taxation of capital gains

Under present UK law, individuals who are neither resident nor ordinarily resident in the United Kingdom and companies which are not resident in the United Kingdom generally will not be liable to UK tax on capital gains recognized on the sale or other disposition of their Ordinary shares or ADSs unless, broadly, they are held in connection with a trade, profession or vocation conducted in the United Kingdom through a branch or agency.

For US federal income tax purposes, upon the sale or other disposition of Ordinary shares or ADSs, a US Holder will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount realized in consideration for the disposition of the Ordinary shares or ADSs and the US Holder’s adjusted tax basis (determined in US dollars) in the Ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss and will be treated as long-term capital gain or loss if the Ordinary shares or ADSs have been held for more than one year at the time of disposition. In the case of a US Holder who is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. For US federal income tax purposes, the deductibility of capital losses is subject to significant limitations.

Deposits and withdrawals of Ordinary shares by US Holders in exchange for ADSs will not be subject to any US federal income tax.

Passive foreign investment company status

Rank currently believes that it did not qualify as a Passive Foreign Investment Company (a “PFIC”) for the 2003 taxable year for US federal income tax purposes. If Rank were to become a PFIC for any taxable year, the tax on distributions on Rank’s Ordinary shares and on any gains realized upon the disposition of Ordinary shares or ADSs may be less favorable than as described herein. Furthermore, dividends paid by Rank would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. US holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the Ordinary shares or ADSs.

US information reporting and backup withholding

Dividend payments made to Holders of Ordinary shares and ADSs and proceeds from the sale, exchange or redemption of Ordinary shares or ADSs may be subject to information reporting requirements and US federal backup withholding tax at a current rate of 28%. Backup withholding generally will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must furnish IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Holders generally will not be subject to US information reporting or backup withholding. However, such Holders may be required to provide certification of non-US status generally on IRS Form W-8 BEN in connection with payments received in the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s US federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the US Internal Revenue Service in a timely manner and furnishing any required information.

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

10I SUBSIDIARY INFORMATION

NOT APPLICABLE

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Year end maturity dates	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	Thereafter £m	Total £m	Fair value 2003 £m
Assets – variable rates

Short term deposits	0.3	—	—	—	—	—	0.3	0.3
Current asset investments	4.2	—	—	—	—	—	4.2	4.2
Cash	167.6	—	—	—	—	—	167.6	167.6
	172.1	—	—	—	—	—	172.1	172.1
Debt - Fixed rates

$24.8m Yankee Bond 2018	—	—	—	—	—	(13.9)	(13.9)	(14.7)
£82m Amortising Loan 2004	(82.1)	—	—	—	—	—	(82.1)	(82.2)
£65m convertible notes (2004)	(65.0)	—	—	—	—	—	(65.0)	(70.7)
$89m Senior Notes 2010	—	—	—	—	—	(49.7)	(49.7)	(48.5)
$198m Senior Notes 2013	—	—	—	—	—	(110.5)	(110.5)	(107.4)
£35m Senior Notes 2013	—	—	—	—	—	(35.0)	(35.0)	(33.6)
$90m Senior Notes 2015	—	—	—	—	—	(50.3)	(50.3)	(48.3)

Debt - Variable rates

$200m Yankee Bond 2004	(111.7)	—	—	—	—	—	(111.7)	(116.3)
$100m Yankee Bond 2008	—	—	—	—	(55.8)	—	(55.8)	(60.0)
$105m Senior Notes 2007	—	—	—	(58.7)	—	—	(58.7)	(58.7)

Lease obligations	(6.2)	(2.9)	(0.5)	(0.1)	(0.1)	(0.4)	(10.2)	(10.2)
Other (uncommitted facilities)	(25.6)	—	—	—	—	—	(25.6)	(25.6)
Other (committed facilities)	(1.6)	(0.4)	(201.2)	—	—	(0.9)	(204.1)	(204.1)
Net debt at December 31, 2003	(120.1)	(3.3)	(201.7)	(58.8)	(55.9)	(260.7)	(700.5)	(708.2)

	2002 Total £m	Fair value 2002 £m
Assets - Variable rates
Short term deposits	1.5	1.5
Current asset investments	24.0	24.4
Cash	81.7	81.7

	107.2	107.6

Debt - Fixed rates
£125m Eurobond due 2008	(125.0)	(129.6)
$200m Yankee Bond due 2004	(37.3)	(62.8)
$100m Yankee Bond due 2008	(12.4)	(20.6)
$24.8m Yankee Bond due 2018	(15.4)	(23.2)

Debt - Variable rates	2002 Total £m	Fair value 2002 £m
$200m Yankee Bond due 2004	(87.0)	(146.4)
$100m Yankee Bond due 2008	(49.7)	(82.6)
Lease obligations	(6.3)	(6.3)
Other (uncommitted facilities)	(21.7)	(21.7)
Other (committed facilities)	(151.5)	(151.5)

Net debt at December 31, 2002	(399.1)	(537.1)

Firm commitments, forward foreign exchange contracts	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	Thereafter £m	Total £m	Fair value 2003 £m
Sterling equivalent of outstanding contracts
GBP : AUD	6.3	—	—	—	—	—	6.3	(0.1)
GBP : EUR	92.3	—	—	—	—	—	92.3	(0.7)
GBP : CAD	35.8	—	—	—	—	—	35.8	1.4
GBP : JPY	24.0	—	—	—	—	—	24.0	1.1
USD : CAD	4.3	—	—	—	—	—	4.3	—
USD : GBP	51.1	—	—	—	—	—	51.1	2.3

	213.8	—	—	—	—	—	213.8	4.0

Firm commitments, forward foreign exchange contracts	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	Thereafter £m	Total £m	Fair value 2002 £m
Sterling equivalent of outstanding contracts
USD : CAD	81.1	44.3	5.6	1.6	—	—	132.6	5.2
GBP : EUR	6.8	—	—	—	—	—	6.8	(0.7)
USD : EUR	4.0	—	—	—	—	—	4.0	0.1
USD : GBP	15.6	—	—	—	—	—	15.6	—

	107.5	44.3	5.6	1.6	—	—	159.0	4.6

	2004	2005	2006	2007	2008	Thereafter
Average interest rates – December 31, 2003
£65m Blue Square Note 2004	5%	—	—	—	—	5%
£82.1m Amortising Loan 2004	5.24%	—	—	—	—	—
£35m Private Placement 2013	—	—	—	—	—	6.5%
$89m Private Placement 2010	—	—	—	—	—	5.39%
$198m Private Placement 2013	—	—	—	—	—	6.11%
$90m Private Placement 2015	—	—	—	—	—	6.31%
$200m Yankee bond 2004	6.750%	—	—	—	—	—
$200m Yankee bond 2008	—	—	—	—	6.375%	—
$24.8m Yankee bond 2018	—	—	—	—	—	7.125%

	2003	2004	2005	2006	2007	Thereafter
Average interest rates - December 31, 2002
£125m Eurobond 2008	—	—	—	—	—	7.250%
$200m Yankee bond 2004	—	6.750%	—	—	—	—
$200m Yankee bond 2008	—	—	—	—	—	6.375%
$200m Yankee bond 2018	—	—	—	—	—	7.125%

There have been no material quantitative changes in market risk exposures between this current and preceding fiscal year. Currency exposures are netted by currency and hedged forward for up to five years using forward foreign exchange contracts. At December 31, 2003 at least 80% (2002 80%) of anticipated core currency transaction exposures for the following twelve months had been hedged.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NOT APPLICABLE

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

NOT APPLICABLE

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NOT APPLICABLE

PART III

ITEM 15 DISCLOSURE CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures. Rank’s Chief Executive and Rank’s Finance Director, after evaluating the effectiveness of Rank’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, Rank’s disclosure controls and procedures were effective.

(b)	Internal Control Over Financial Reporting. There were no changes in Rank’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, Rank’s internal control over financial reporting.

ITEM 16

16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Oliver Stocken is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Oliver Stocken and each of the other members of the Audit Committee is an “independent Director” as defined in the Nasdaq marketplace rules.

16B CODE OF ETHICS

Rank has adopted a code of ethics that applies to the Chief Executive and Finance Director. A copy of the code of ethics has been filed as an exhibit to the 20-F.

16C ACCOUNTANT’S FEES AND SERVICES

PricewaterhouseCoopers LLP have served as Rank’s independent public accountants for each of the financial years in the three-year period ended 31 December 2003, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers LLP to Rank in 2003 and 2002.

	2003 £m	2002 £m
Audit Fees (1)	1.4	1.2
Audit-related Fees (2)	0.1	0.1
Tax Fees (3)	0.1	0.2
All Other Fees (4)	0.7	1.4

Total	2.3	2.9

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Rank’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programmes and projects; review of security controls and operational effectiveness of systems; review of plans and controls for shared service centres; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.
(4)	All Other Fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

Audit Committee Pre-approval Policies and Procedures

During 2003, no audit-related fees, tax fees or other fees provided to Rank by PricewaterhouseCoopers LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

However, in December 2003 the Audit Committee adopted a new policy regarding auditor independence and the provision of non-audit services by the external Auditors. All non-audit services above £50,000 to be performed by the external auditors are required to be approved by the Audit Committee and the Group’s policy remains that, where appropriate, non-audit work is put out to competitive tender.

PART IV

ITEM 17 FINANCIAL STATEMENTS

(a)	The following financial statements are filed as part of this Annual Report:

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Rank Group Plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of The Rank Group Plc and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for revenue in 2003.

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

PricewaterhouseCoopers LLP

London, England

February 27, 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	2003 £m		2002 (as restated) £m		2001 (as restated) £m
Turnover	1,2
Continuing operations		1,574.7		1,508.5		1,366.9
Acquisitions		351.2		—		—

		1,925.9		1,508.5		1,366.9

Operating profit	1,2
Continuing operations		211.9		219.6		209.7
Acquisitions		4.7		—		—

Group operating profit before exceptional items*		216.6		219.6		209.7
Exceptional items		(51.1)		(6.2)		(37.5)

		165.5		213.4		172.2

Share of operating profit in joint ventures and associates
Joint ventures before exceptional items	11	1.1		5.3		6.3
Associated undertakings before exceptional items	12	(0.3)		(0.5)		—

Total*		0.8		4.8		6.3

Non-operating items	3
Net profit on disposal of fixed assets-continuing		—		—		12.3
Loss on disposal of continuing operations		—		(0.8)		(0.7)
Profit/(loss) on previous disposal of discontinued operations		4.6		—		(1.1)

Net loss on disposal of fixed assets in joint ventures-discontinued		—		(1.0)		(0.6)
Profit on disposal of interest in joint venture		—		7.7		—

Profit (loss) before interest		170.9		224.1		188.4

Net interest payable and similar charges
Group interest before exceptional charges*	4	(29.7)		(22.6)		(24.3)
Group interest exceptional charges	4	(11.5)		—		—
Joint venture and associate interest before exceptional items*	11,12	(0.4)		(1.5)		(3.6)
Joint ventures interest exceptional items		—		(2.0)		—

		(41.6)		(26.1)		(27.9)

Profit on ordinary activities before tax		129.3		198.0		160.5
Tax on profit on ordinary activities before exceptional items*	5	(54.2)		(59.8)		(67.5)
Tax on exceptional items	5	26.1		0.6		—

Profit on ordinary activities after tax		101.2		138.8		93.0
Equity minority interests before exceptional items*	23	(2.3)		(2.1)		(1.9)
Equity minority interests exceptional items	23	2.8		—		—

Profit for the financial year		101.7		136.7		91.1
Profit for the financial year before exceptional items+		130.8		138.4		118.7
Exceptional charges for the financial year		(29.1)		(1.7)		(27.6)
Dividends and other appropriations
Preference - non-equity	7	(17.1)		(21.0)		(21.0)
Ordinary – equity	7	(82.8)		(78.2)		(74.5)

Transfer to (from) reserves	22	1.8		37.5		(4.4)

Basic earnings (loss) per Ordinary share	8	14.3	p	19.6	p	11.9	p

Diluted earnings (loss) per Ordinary share	8	13.8	p	19.5	p	11.9	p

Basic earnings per Ordinary share before exceptional items	8	19.2	p	19.9	p	16.5	p

Diluted earnings (loss) per Ordinary share before exceptional items	8	18.5	p	19.8	p	16.5	p

+	- Summation of all items denoted by *

There is no difference between the results as disclosed in the profit and loss account and that on an unmodified historical cost basis.

CONSOLIDATED BALANCE SHEETS

	Notes	2003 £m	2002 £m	2001 (as restated) £m
Fixed assets
Intangible assets	9	123.9	52.3	7.4
Tangible assets	10	803.2	780.7	726.0

Investments
Joint ventures	11
Share of gross assets		17.7	12.9	66.8
Share of gross liabilities		(10.9)	(7.5)	(50.7)
		6.8	5.4	16.1
Associated undertakings	12	3.0	4.0	0.8
Other	13	53.8	58.0	48.3

		63.6	67.4	65.2

		990.7	900.4	798.6

Current assets
Stocks	14	70.2	74.4	69.4
Debtors (amounts falling due within one year)	15	445.6	411.8	430.4
Debtors (amounts falling due after more than one year)	15	330.8	319.7	224.3
Investments	16	4.2	24.0	6.3
Cash and deposits	16	167.9	83.2	117.6

		1,018.7	913.1	848.0
Creditors (amounts falling due within one year)
Loan capital and borrowings	17	(292.1)	(38.8)	(7.9)
Other	19	(441.7)	(403.5)	(363.7)

		(733.8)	(442.3)	(371.6)

Net current assets		284.9	470.8	476.4

Total assets less current liabilities		1,275.6	1,371.2	1,275.0

Creditors (amounts falling due after more than one year)
Loan capital and borrowings	17	(580.5)	(467.5)	(364.1)
Other	19	(105.7)	(83.5)	(79.2)

		(686.2)	(551.0)	(443.3)

Provisions for liabilities and charges	20	(46.3)	(51.5)	(87.8)

		543.1	768.7	743.9

Capital and reserves	22
Called up share capital		59.6	104.8	104.6
Share premium account		17.5	13.6	8.5
Capital redemption reserve		24.8	24.8	24.8
Other reserves		425.1	605.4	590.8

Shareholders’ funds		527.0	748.6	728.7

Equity interests		527.0	522.0	504.3
Non-equity interests		—	226.6	224.4
Equity minority interests	23	16.1	20.1	15.2

		543.1	768.7	743.9

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	2003 £m	2002 £m	2001 £m
Net cash inflow from operating activities	24	291.9	107.3	266.4

Distributions from joint ventures and associated undertakings		—	—	2.4

Returns on investment and servicing of finance
Interest received		18.4	8.2	7.5
Interest paid		(57.0)	(31.3)	(49.2)
Dividends paid to Convertible preference shareholders		(24.9)	(18.8)	(18.8)
Dividends paid to minority shareholders in subsidiary undertakings		(2.1)	(2.1)	(3.0)

		(65.6)	(44.0)	(63.5)
Taxation (paid) received (net)		(27.8)	(27.1)	(15.4)

Capital expenditure and financial investment
Purchase of investments		(6.5)	(13.7)	(12.0)
Purchase of tangible fixed assets		(111.4)	(117.9)	(103.3)
Sale of fixed assets and assets held for disposal		9.8	34.8	64.3

		(108.1)	(96.8)	(51.0)
Acquisitions and disposals
Purchase of subsidiaries		(53.7)	(38.7)	—
Cash acquired with subsidiaries		1.6	3.4	—
Sale of businesses and investments		—	5.1	3.8
Investment in joint ventures and associated undertakings		—	(8.5)	(2.4)

		(52.1)	(38.7)	1.4
Ordinary dividends paid		(79.4)	(75.8)	(72.2)

Cash (outflow) inflow before use of liquid resources and financing		(41.1)	(175.1)	68.1

Management of liquid resources	26	19.6	(18.8)	5.4

Financing
(Redemption) purchase of ordinary share capital		(211.0)	5.2	—
Changes in debt and lease financing
Debt due within one year:
new sterling borrowings		82.1	—	—
(repayment) drawdown of other short term loans and borrowings		(24.5)	25.8	(31.9)
Debt due after more than one year:
repayment of sterling borrowings		(125.0)	—	—
new US dollar private placements		304.3	—	(40.8)
net drawdown on syndicated facilities		200.0	159.9	—
repayment of syndicated facilities		(137.0)	—	—
net movements on other long term facilities		7.2	(25.5)	(43.8)
Capital element of finance lease rental payments		(3.8)	(0.5)	(0.8)

Net cash inflow (outflow) from financing		92.3	164.9	(117.3)

Increase (decrease) in cash		70.8	(29.0)	(43.8)

GROUP RECOGNIZED GAINS AND LOSSES

	2003 £m	2002 £m	2001 (as restated) £m
Profit (loss) for the financial year	101.7	136.7	91.1
Tax on exchange adjustments offset in reserves	8.8	(0.5)	(3.2)
Currency translation differences on foreign currency net investments	(10.2)	(26.5)	2.0

Total recognized gains and relating to the year	100.3	109.7	89.9

MOVEMENTS IN SHAREHOLDERS’ FUNDS

	2003 £m	2002 £m	2001 (as restated) £m
Profit (loss) for the financial year	101.7	136.7	91.1
Dividends payable excluding provision for redemption premium	(99.9)	(97.0)	(93.3)

Retained profit (loss) for the year	1.8	39.7	(2.2)
Other recognized gains and losses (net)	(1.4)	(27.0)	(1.2)
Issue (purchase) of Ordinary share capital	4.1	5.3	—
Redemption of Convertible preference shares	(226.1)	—	—
Goodwill realized on disposal of subsidiaries	—	2.6	—
Amounts deducted in respect of shares issued to the QUEST	—	(0.7)	—

Net movement in shareholder’s funds	(221.6)	19.9	(3.4)
Opening shareholders’ funds	748.6	728.7	732.1

Closing shareholders’ funds	527.0	748.6	728.7

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

Changes in accounting policy

The Group has amended its interactive gaming revenue recognition policy to show gross turnover (stakes) rather than gross win, reflecting current industry standards. The changes increase turnover by £43.9m for the year ended 31 December 2002 and have no impact on turnover for the year ended 31 December 2001. There is no impact on operating profit.

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

	2003		2002		2001
	Year end	Average	Year end	Average	Year end	Average
US dollar	1.79	1.63	1.61	1.51	1.46	1.43
Canadian dollar	2.31	2.32	2.54	2.40	2.32	2.23
Euro	1.42	1.45	1.53	1.59	1.63	1.61

3 Income recognition

Turnover consists of sales of goods and services and is generally recognized as goods are shipped or services are rendered. Turnover for casinos includes the gaming win before deduction of gaming duty. Turnover for sports betting represents settled stakes. The Group has considered the impact of FRS 5 “Reporting the Substance of Transactions – Application Note G” during the year and no significant changes are required to the income recognition policy.

4 Contract advances

The Deluxe businesses enter into contracts with major customers that span several years. As part of these contracts, Deluxe provides advance cash payments to the customers. Both Deluxe Media and Deluxe Film capitalize the total commitment payable under each contract within debtors at the date of the agreement and record a corresponding liability on the balance sheet for any outstanding amounts. Within Deluxe Media capitalized contract costs are amortized through the profit and loss account on the basis of units produced. Within the Deluxe Film businesses, contract advances are amortized on the basis of estimated total footage over the life of the contract, unless the terms of the contract indicate an alternative treatment would be more appropriate.

ACCOUNTING POLICIES (continued)

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

7 Tangible fixed assets

Freehold properties are depreciated on a straight-line basis over 50 years or their useful life, if less. Leased properties are depreciated over the lesser of 50 years, their useful life or the term of the lease. No depreciation is provided on freehold land. Expenditure on major refurbishment of properties is amortized over periods of between three and 15 years. Other fixed assets are depreciated mainly at rates between 5% and 33% per annum on a straight-line basis.

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

9 Investments

Investments are stated at cost less any provision for impairment.

10 Pensions

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

ACCOUNTING POLICIES (continued)

11 Taxation

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

12 Financial Instruments

Derivative instruments that may be utilized by the Group are forward interest rate swaps and caps, cross currency swaps, forward starting swaps, forward rate agreements, interest rate swaps, interest rate swap options, forward foreign exchange and commodity contracts and currency options.

Derivative instruments that are currently used by the Group are interest rate swaps, forward foreign exchange and commodity contracts and short term currency swaps. These instruments are used to manage interest rate and foreign exchange and commodity price risk.

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

Commodity forwards are used to hedge the future transaction flows arising from the sale of precious metals produced as a by-product of film processing.

The underlying principal amounts of short term currency swaps are revalued at the exchange rates as at the balance sheet date and included in current asset investments or creditors to the extent that they are not related to underlying debt. The interest rate element of these contracts is recognized as part of net interest payable over the term of the agreement.

If a legally enforceable right exists to set off recognized amounts of financial assets and liabilities, which are determinable monetary amounts and the Group intends to settle on a net basis, the relevant financial assets and liabilities are offset.

The Group capitalizes the cost of issuing debt and amortizes the cost over the length of the debt.

NOTES TO THE ACCOUNTS

1 SEGMENTAL INFORMATION

	Turnover
	2003	2002	2001
		(as restated)
	£m	£m	£m
Analysis by division (a)
Gaming	865.7	518.4	437.1
Hard Rock	234.0	242.7	248.4
Deluxe	788.5	704.2	634.6
US Holidays	37.7	43.2	46.8

Continuing operations	1,925.9	1,508.5	1,366.9

	Profit (loss) before tax
	2003	2002	2001
		(as restated)
	£m	£m	£m
Operating profit (loss) before exceptional items
Gaming	114.7	104.8	95.7
Hard Rock	23.1	27.6	38.0
Deluxe	89.9	89.0	74.1
US Holidays	6.0	8.1	9.5
Central costs and other	(17.1)	(9.9)	(7.6)

Continuing operations	216.6	219.6	209.7
Exceptional items	(51.1)	(6.2)	(37.5)

	165.5	213.4	172.2
Share of investments before exceptional items (b):
Associates and joint ventures	0.4	3.3	2.7

	0.4	3.3	2.7
Exceptional items	—	(2.0)	—

	0.4	1.3	2.7
Non-operating items (net)	4.6	5.9	9.9
Group interest payable and other similar charges	(41.2)	(22.6)	(24.3)

Profit (loss) on ordinary activities before tax	129.3	198.0	160.5

(a)	Inter-segmental turnover is not material.
(b)	Share of investments is defined as share of profit before tax.

NOTES TO THE ACCOUNTS (continued)

1 SEGMENTAL INFORMATION (continued)

	Turnover
	2003	2002	2001
		(as restated)
	£m	£m	£m
Analysis by geographical area of origin
UK	1,064.3	630.3	529.4
North America	665.6	707.6	710.2
Rest of the world	196.0	170.6	127.3

Continuing operations	1,925.9	1,508.5	1,366.9

Turnover by destination is not materially different from turnover by origin.

	Operating profit before exceptional items
	2003	2002	2001
		(as restated)
	£m	£m	£m
Analysis by geographical area of origin
UK	98.1	100.5	95.0
North America	87.7	98.2	95.6
Rest of the world	30.8	20.9	19.1

Continuing operations	216.6	219.6	209.7

	Operating profit after exceptional items
	2003	2002	2001
	£m	£m	£m
Analysis by geographical area of origin
UK	88.3	100.9	85.9
North America	47.1	91.2	74.5
Rest of the world	30.1	21.3	11.8

Continuing operations	165.5	213.4	172.2

	Net Assets
	2003	2002
	£m	£m
Analysis by division
Gaming	457.0	431.7
Hard Rock	146.2	170.8
Deluxe	440.6	453.2
US Holidays	34.5	39.9

Continuing operations	1,078.3	1,095.6
Investments	63.6	67.4
Tax and dividends payable	14.9	(1.6)
Other non-operating assets (net)	(37.1)	(45.9)
Goodwill	123.9	52.3
Net debt	(700.5)	(399.1)

	543.1	768.7

NOTES TO THE ACCOUNTS (continued)

1 SEGMENTAL INFORMATION (continued)

	Net cash flow before financing
	2003	2002	2001
	£m	£m	£m
Analysis by division
Gaming	74.1	80.1	85.4
Hard Rock	36.0	17.9	24.7
Deluxe	41.0	(78.9)	137.7
US Holidays	7.8	13.0	13.3
Central costs and other	(20.7)	(33.1)	(25.2)

Continuing operations including acquisitions	138.2	(1.0)	235.9

Investments
Other	(6.5)	(22.2)	(14.5)

	(6.5)	(22.2)	(14.5)
Interest paid (net)	(38.6)	(23.1)	(41.7)
Tax and dividends	(134.2)	(123.8)	(109.4)
Acquired debt and other non cash items	—	(5.0)	(2.2)

Net cash (outflow) inflow before use of liquid resources and financing	(41.1)	(175.1)	68.1

	2003	2002
	£m	£m
Analysis of net assets by geographical area
UK	570.8	527.8
North America	399.7	456.5
Rest of the world	107.8	111.3

Continuing operations including acquisitions	1,078.3	1,095.6

2	TURNOVER AND OPERATING PROFIT

	2003			2002	2001
	Continuing operations	Acquisitions	Total	Total (as restated)	Total
	£m	£m	£m	£m	£m
Turnover	1,574.7	351.2	1,925.9	1,508.5	1,366.9
Cost of sales	(1,169.0)	(326.4)	(1,495.4)	(1,093.0)	(991.0)

Gross profit	405.7	24.8	430.5	415.5	375.9
Distribution costs	(50.1)	(4.3)	(54.4)	(42.4)	(42.2)
Administrative expenses	(202.6)	(15.8)	(218.4)	(170.2)	(170.3)
Other operating income	7.8	—	7.8	10.5	8.8

Operating profit	160.8	4.7	165.5	213.4	172.2

Exceptional items included above are:
In cost of sales	(41.8)	—	(41.9)	(6.2)	(26.2)
In administrative expenses	(9.3)	—	(9.3)	—	(11.3)

	(51.1)	—	(51.1)	(6.2)	(37.5)

Operating profit before exceptional items	211.9	4.7	216.6	219.6	209.7

The results in 2002 and 2001 all relate to continuing operations.

NOTES TO THE ACCOUNTS (continued)

2 TURNOVER AND OPERATING PROFIT (continued)

	2003	2002	2001
	£m	£m	£m
Operating profit is stated after charging the following items:
In normal trading
Depreciation of tangible fixed assets	88.5	79.6	80.6
Amortization of goodwill	6.4	1.0	0.5
Operating lease payments
- land and buildings	58.1	51.5	47.4
- plant and machinery	14.1	10.0	7.3
In exceptional items
Impairment of fixed assets (including goodwill)	—	6.2	28.6
Amounts provided for legal settlements	9.3	—	—
Restructuring charges	41.8	—	8.9

Exceptional items are those within ordinary activities which, because of their size and nature, are disclosed to give a proper understanding of the underlying result for the period. These include restructuring charges in connection with reorganizing businesses (comprising impairment of fixed assets, costs of severance, and other costs directly attributable to the restructuring). Additional costs associated with restructuring, such as training, are recognized as they arise and are not treated as exceptional.

The exceptional restructuring charges of £41.8m relate to the restructuring of Deluxe Media Services (£35.8m) and the integration of Blue Square with Rank Interactive Gaming (£6.0m).

In North America, the transition from VHS to DVD involved the gradual relocation of DVD replication capacity from California to replace existing VHS capacity in Arkansas. This relocation programme is now complete and, as a consequence, the DVD plants in Ontario and Carson, California have been closed. This gave rise to an exceptional charge of £15.4m comprising redundancy costs of £3.2m, asset write-offs of £3.9m and property related costs of £8.3m.

The decline in VHS volumes and the consequent restructuring of Arkansas for DVD has led to a reassessment of the carrying value of the Group’s VHS assets. This has resulted in an impairment charge of £20.4m being made against those assets.

Blue Square was acquired for £65.0m in January 2003. The business was integrated with Rank Interactive Gaming, generating £5.0m of operating cost savings. The cost of achieving these savings was £6.0m and this has been included as an exceptional charge in these results. The charge includes redundancy costs of £3.4m and asset write-offs of £2.6m.

The exceptional charges for legal settlements (£9.3m) relate to a number of US actions.

The exceptional charge in 2002 reflects an impairment to the value of Deluxe’s investment in the ex-Pioneer DVD facility which crystallized as a result of the venture with Ritek Corporation.

NOTES TO THE ACCOUNTS (continued)

2 TURNOVER AND OPERATING PROFIT (continued)

During the year the Group’s Auditors, PricewaterhouseCoopers LLP, earned the following fees:

	2003	2002
	£m	£m
Audit fees:
UK	0.8	0.7
Overseas	0.7	0.6

	1.5	1.3

Non-audit services:
UK	0.6	1.0
Overseas	0.2	0.6

	0.8	1.6

	2.3	2.9

Audit services were as follows:
Statutory audit	1.4	1.2
Audit related regulatory reporting	0.1	0.1

	1.5	1.3

Non-audit services were as follows:
Further assurance services	0.5	1.2
Compliance services	0.2	0.2
Tax advisory services	0.1	0.2

	0.8	1.6

The Auditor’s Remuneration for the Company was £52,000 (2002 £50,000, 2001 £50,000).

It is the Group’s policy to employ PricewaterhouseCoopers LLP on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally in the areas of transaction services, stock exchange transactions and tax advice. The Group’s policy is, where appropriate, that work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers LLP, including the level of non-audit fees.

3 NON-OPERATING ITEMS

	2003	2002	2001
	£m	£m	£m
Net profit on disposal of fixed assets	4.6	—	12.3
Net loss (including provision for loss) on disposal of continuing operations (including goodwill written back from reserves of £2.6m)	—	(0.8)	(0.7)
Loss on disposal of discontinued operations	—	—	(1.1)
Net loss on disposal of fixed assets in joint ventures – discontinued	—	(1.0)	(0.6)
Profit on disposal of interest in joint venture	—	7.7	—

Non-operating items before interest and tax	4.6	5.9	9.9

The non-operating items reflect the write back of provisions set up on the disposal of businesses in 1999 and 2000 which are no longer considered necessary.

NOTES TO THE ACCOUNTS (continued)

4 NET INTEREST PAYABLE AND SIMILAR CHARGES

	2003	2002	2001
	£m	£m	£m
Interest payable on bank loans and overdrafts	1.0	0.8	0.7
Interest payable on other loans	42.4	30.0	32.2
Finance charges on finance leases	0.5	0.9	0.4
Release of discount on provisions	0.9	1.3	1.3

Interest payable and other similar charges	44.8	33.0	34.6
Profit on disposal of Seminole Indian bond	(2.1)	—	—
Interest receivable from deposits and current asset investments	(13.0)	(9.5)	(7.5)
Net profit on redemption of fixed rate debt	—	(0.9)	(2.8)

	29.7	22.6	24.3
Exceptional premium payable on redemption of £125m Eurobond	11.5	—	—

	41.2	22.6	24.3

5 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

(a)	Analysis of tax charge in year

	2003
	Before exceptional items	Exceptional items	Total
	£m	£m	£m
UK corporation tax
Current	20.1	(2.1)	18.0
Prior year	(17.6)	(4.0)	(21.6)

	2.5	(6.1)	(3.6)
Overseas tax
Current	11.7	—	11.7
Prior year	(1.0)	—	(1.0)

	10.7	—	10.7
Taxation on share of profits of:
Associated undertakings and joint ventures	0.2	—	0.2

Total current tax	13.4	(6.1)	7.3

UK deferred tax
Timing differences	12.9	(8.7)	4.2
Overseas deferred tax
Timing differences	27.9	(11.3)	16.6

Total deferred tax	40.8	(20.0)	20.8

Tax on profit (loss) on ordinary activities	54.2	(26.1)	28.1

The tax credit on the exceptional charge is £13.4m. In addition, an exceptional tax credit of £12.7m has been recognised in respect of tax liabilities provided on the disposal of the Holidays business, which are no longer required.

NOTES TO THE ACCOUNTS (continued)

5 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

(a) Analysis of tax charge in year (continued)

	2002
	Before exceptional items	Exceptional items	Total
	£m	£m	£m
UK corporation tax
Current	21.3	—	21.3
Prior year	(0.6)	—	(0.6)

	20.7	—	20.7
Overseas tax
Current	9.5	—	9.5
Taxation on share of profits of:
Associated undertakings and joint ventures	1.4	(0.6)	0.8

Total current tax	31.6	(0.6)	31.0

UK deferred tax
Timing differences	4.6	—	4.6
Overseas deferred tax
Timing differences	23.6	—	23.6

Total deferred tax	28.2	—	28.2

Tax on profit (loss) on ordinary activities	59.8	(0.6)	59.2

NOTES TO THE ACCOUNTS (continued)

5	TAXATION ON PROFIT ON ORDINARY ACTIVITIES

(a)	Analysis of tax charge in year (continued)

	2001
	Before exceptional items (as restated) £m	Exceptional items £m	Total (as restated) £m

UK corporation tax
Current	11.4	—	11.4
Prior year	(0.3)	—	(0.3)

	11.1	—	11.1

Overseas tax
Current	18.3	—	18.3
Prior year	2.0	—	2.0

	20.3	—	20.3

Taxation on share of profits of:
Associated undertakings and joint ventures	0.9	—	0.9

Total current tax	32.3	—	32.3

UK deferred tax
Timing differences	1.3	—	1.3
Overseas deferred tax
Timing differences	33.9	—	33.9

Total deferred tax	35.2	—	35.2

Tax on profit (loss) on ordinary activities	67.5	—	67.5

NOTES TO THE ACCOUNTS (continued)

5	TAXATION ON PROFIT ON ORDINARY ACTIVITIES (continued)

(b)	Taxation reconciliation

	2003	2002	2001
			(as restated)
	£m	£m	£m
Profit on ordinary activities before tax	129.3	198.0	160.5
Profit on ordinary activities before tax at 30% (2002:30%, 2001:30%)	38.8	59.4	48.2
Effects of:
Permanent differences	23.0	(0.5)	12.9
Capital allowances in excess of depreciation	(8.2)	(4.2)	(5.6)
Differences in overseas tax rates	(21.0)	(23.4)	(22.8)
Adjustments relating to prior years	(22.6)	(0.6)	(0.8)
Other timing differences	(2.7)	0.3	0.4

Total current tax	7.3	31.0	32.3

The effective tax rate for the year has been reduced by a number of adjustments relating to prior years.

6	PROFIT ATTRIBUTABLE TO THE PARENT COMPANY

The loss for the financial year in the accounts of The Rank Group Plc was £1.9m (2002 – profit £0.2m, 2001—profit £0.1m). As allowed by S.230 Companies Act 1985, no profit and loss account is presented in respect of The Rank Group Plc.

7	DIVIDENDS

	2003	2002	2001
	£m	£m	£m
Convertible preference shares – non equity
Dividends payable for the period	17.1	18.8	18.8
Provision for redemption premium	—	2.2	2.2

	17.1	21.0	21.0

Ordinary shares – equity
Interim declared of 4.6p per share (2002 4.4p, 2001 4.2p)	27.3	26.1	24.8
Final proposed of 9.3p per share ( 2002 8.8p, 2001 8.4p)	55.5	52.1	49.7

	82.8	78.2	74.5

NOTES TO THE ACCOUNTS (continued)

8	EARNINGS PER ORDINARY SHARE

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

	2003						2002
	Before exceptional items		Exceptional items		Total		Before exceptional items		Exceptional items		Total
Basic earnings (£m)	113.7		(29.1)		84.6		117.4		(1.7)		115.7
Weighted average number of Ordinary shares (m) – basic					592.3						589.2
Basic earnings (loss) per Ordinary share	19.2	p	(4.9	)p	14.3	p	19.9	p	(0.3	)p	19.6	p

Diluted earnings (£m)	114.5		(29.1)		85.4		117.4		(1.7)		115.7
Weighted average number of Ordinary shares (m) – diluted					618.5						592.4
Diluted earnings (loss) per Ordinary share	18.5	p	(4.7	)p	13.8	p	19.8	p	(0.3	)p	19.5	p

	2001
	Before exceptional items		Exceptional items		Total
Basic and diluted earnings (£m)	97.7		(27.6)		70.1
Weighted average number of Ordinary shares (m)					590.7
Basic and diluted earnings (loss) per Ordinary share	16.5	p	(4.6	)p	11.9	p

Earnings per share before exceptional items has been calculated to show the impact of exceptional items as these can have a distorting effect on earnings and therefore warrant separate consideration.

NOTES TO THE ACCOUNTS (continued)

9	INTANGIBLE FIXED ASSETS

Goodwill £m

Cost at December 31, 2002	58.7
Currency translation adjustment	(3.7)
Additions	77.1
Fair value adjustments	4.0

Cost at December 31, 2003	136.1

Amortization at December 31, 2002	6.4
Currency translation adjustment	(0.6)
Amortization for the year	6.4

Amortization at December 31, 2003	12.2

Net book amount at December 31, 2003	123.9

Net book amount at December 31, 2002	52.3

10	TANGIBLE FIXED ASSETS

	Land and buildings £m	Fixtures fittings, plant and machinery £m	Payments on account and assets in course of construction £m	Total £m

Group
Cost at December 31, 2002	576.6	664.4	12.0	1,253.0
Currency translation adjustment	(11.0)	(11.1)	(0.4)	(22.5)
Additions	25.1	82.2	10.6	117.9
Acquisition of subsidiary undertakings	8.5	20.9	0.3	29.7
Disposals	(7.5)	(50.7)	(0.4)	(58.6)
Transfers	8.7	3.4	(12.1)	—

Cost at December 31, 2003	600.4	709.1	10.0	1,319.5

Depreciation at December 31, 2002	107.3	365.0	—	472.3
Currency translation adjustment	(4.7)	(7.7)	—	(12.4)
Provision for impairment	4.3	10.7	—	15.0
Disposals	(0.7)	(46.4)	—	(47.1)
Depreciation for the year	15.1	73.4	—	88.5

Depreciation at December 31, 2003	121.3	395.0	—	516.3

Net book amount at December 31, 2003	479.1	314.1	10.0	803.2

Net book amount at December 31, 2002	469.3	299.4	12.0	780.7

NOTES TO THE ACCOUNTS (continued)

10	TANGIBLE FIXED ASSETS (continued)

(a)	Land with a net book amount of £72.9m (2002 £69.3m) is not depreciated. The net book amount of tangible assets for the Group includes £3.1m (2002 £3.1m) interest capitalized.

(b)	The book amounts for fixtures, fittings, plant and machinery include the following amounts in respect of assets held under finance leases: cost £19.2m (2002 £12.3m), accumulated depreciation £5.3m (2002 £3.4m), net book amount £13.9m (2002 £8.9m). The depreciation charge in respect of these assets was £3.5m (2002 £1.8m).

The net book amount of land and buildings comprises:

	2003 £m	2002 £m

Freeholds	262.0	267.4
Long leases (over 50 years unexpired)	27.4	27.2
Short leases	189.7	174.7

	479.1	469.3

11	INTERESTS IN JOINT VENTURES (UNLISTED)

Participating interests £m

Balances at December 31, 2002	5.4
Currency translation adjustment	0.9
Share of profits after distributions	0.5

Balances at December 31, 2003	6.8

	2003 £m	2002 £m
Share of retained Profit/(loss) for the period
Share of profits less losses after taxation	0.5	(0.1)
Dividends and distributions receivable by the Group	—	—

Amounts retained attributable to the Group	0.5	(0.1)

The Group’s interests in joint ventures at December 31, 2002 and 2003 comprised 50% of the ordinary share capital of Atlab Holdings Pty Limited (Atlab). The remaining share capital is owned by Amalgamated Holdings Limited. The principal activity of Atlab is as an investment holding company. The company holds the investment in the Atlab Group of operating companies whose principal activities are film processing in Australasia.

On June 18, 2003, the Group formed a joint venture between Hard Rock Hotels and Resorts and Sol Meliá SA, to develop the Hard Rock Hotel concept throughout the Americas and Europe.

NOTES TO THE ACCOUNTS (continued)

12 INTERESTS IN ASSOCIATED UNDERTAKINGS (UNLISTED)

£m
Balances at December 31, 2002	4.0
Currency translation adjustment	(0.2)
Transfer to subsidiary undertakings	(0.5)
Share of losses after distributions	(0.3)

Balances at December 31, 2003	3.0

	2003 £m	2002 £m
Share of retained loss for the period
Share of profits less losses after taxation	(0.3)	(0.5)
Provision for impairment	—	—

Amounts retained attributable to the Group	(0.3)	(0.4)

At December 31, 2002 the Group owned 33 1/3% of the common stock of The Lab in Toronto, Inc (The Lab), a film laboratory in Toronto that principally offers developing services to the feature film, television and commercial markets. On July 1, 2003 the Group acquired the remaining 67 2/3 of the common stock of The Lab.

At December 31, 2003 the Group’s interests in associated undertakings comprise 20% of the equity of EFILM LLC (EFILM), a Delaware limited liability corporation whose principal activity is the digital production of film elements necessary for bulk film processing.

13 OTHER INVESTMENTS

£m
Balances at December 31, 2002	58.0
Currency translation adjustment	(4.3)
Additions	6.5
Disposals	(6.4)

Balances at December 31, 2003	53.8

Other investments comprises £22.2m (2002 - £22.3m) in relation to the Group’s 10% equity investment in Universal Studios Japan, £19.6m (2002 - £23.3m) in relation to the Group’s investment in the Universal Rank Hotel partnerships in the US, £4.2m (2002 - £2.0m) in relation to the Group’s investment in the Hard Rock hotel partnership in Chicago, £7.0m (2002 £9.8m) in respect of 2,752,076 (2002 – 3,897,157) Ordinary shares in The Rank Group Plc held at cost by The Rank Group Employee Benefit Trust (“the Trust”) and £0.6m (2002 - £0.6m) in respect of the Group’s 10% equity investment in Medal Entertainment & Media plc and £0.2m (2002 - £Nil) in respect of the Group’s 20% investment in Fancy a Flutter Limited.

NOTES TO THE ACCOUNTS (continued)

13 OTHER INVESTMENTS (continued)

Dividends on the shares held by the Trust have been waived by the trustees with the exception of one penny in total. The Trust may make such investments in the shares of the Company or otherwise as the trustee may determine to provide benefits to any eligible employee. The benefits may be provided in the form of shares, cash or otherwise, although any share related benefit will be provided in accordance with an appropriate employee scheme or bonus scheme of the Company. The shares held by the Trust represent 0.5% of the Company’s called up share capital. The market value of the shares held by the Trust on December 31, 2003 was £7.7m.

These shares were acquired by the Trust in the open market using funds provided by the Group to meet obligations under share schemes. The costs of administering the scheme are charged to the profit and loss account of the Group in the period which they relate to.

14 STOCKS

	2003 £m	2002 £m
Raw materials and consumables	37.1	36.8
Work in progress	2.8	2.0
Finished goods and goods for resale	21.1	27.1
Completed properties for resale	9.2	8.5

Stock	70.2	74.4

NOTES TO THE ACCOUNTS (continued)

15 DEBTORS

	2003 £m	2002 £m

Amounts falling due within one year
Trade debtors	202.7	209.5
Other debtors	66.8	57.3
Assets held for disposal	—	1.6
Deferred consideration receivable	—	—
Installment sale debtors and notes receivable	1.3	3.1
Deferred tax asset	31.6	37.0
Advance contract payments	101.6	68.7
Prepayments and accrued income	41.6	34.6

	445.6	411.8

Amounts falling due after more than one year
Other debtors	36.2	11.7
Installment sale debtors and notes receivable	20.0	27.7
Deferred tax asset	58.1	68.9
Advance contract payments	216.0	210.5
Prepayments and accrued income	0.5	0.9

	330.8	319.7

Further details on the movement in advance contract payments are provided below:

£m
Balance at December 31, 2002	279.2
Currency translation adjustment	(24.4)
Amortization charge for the year	(93.6)
Additions	156.4

Balance at December 31, 2003	317.6

16 CASH, DEPOSITS AND CURRENT ASSET INVESTMENTS

	2003 £m	2002 £m

Cash, current accounts and overnight deposits	167.6	81.7
Term deposits	0.3	1.5

	167.9	83.2
Current asset investments	4.2	24.0

Cash, deposits and current asset investments	172.1	107.2

Current asset investments comprise amounts invested in cash and fixed deposit funds operated by external fund managers. The investments can be readily converted into cash. The funds are placed with counterparties with strong credit ratings. Cash, deposits and current asset investments are receiving interest at floating rates in their currency of denomination, with 78% of the total being held in sterling, 15% in US dollars, 7% in euros.

NOTES TO THE ACCOUNTS (continued)

17 LOAN CAPITAL AND BORROWINGS

	2003 £m	2002 £m

Bank overdrafts	25.6	10.1

Other borrowings repayable:
Within one year or on demand	266.5	28.7
Between one and two years	3.4	140.3
Between two and five years	316.4	124.7
In five years or more	260.7	202.5

	847.0	496.2

Total	872.6	506.3

Unsecured convertible bond	65.0	—
Unsecured	797.4	500.0
Obligations under finance leases	10.2	6.3

Total	872.6	506.3

Amounts due within one year or on demand	292.1	38.8
Amounts due after more than one year	580.5	467.5

Loan capital and borrowings	872.6	506.3

The Group had the following undrawn committed borrowing facilities available at December 31, 2003 and 2002:

	2003 £m	2002 £m

Expiring between one and two years	—	113.2
Expiring after more than two years	200.0	—

Loan capital and borrowings	200.0	113.2

The analysis of other borrowings repayable above includes obligations under finance leases, of which £6.2m (2002 £2.7m) expire within one year, £2.9m (2002 £3.4m) expire between one and two years and £0.7m (2002 £0.2m) expire between two and five years, and £0.4m (2002 £nil) expire after five years.

Borrowings shown above include:

(a)	£304.2m Private Placements (£35m, $482m) redeemable at par in 2007, 2010, 2013, 2015 (issued in 2003);

(b)	£111.7m US$200m 6.75% Yankee bonds redeemable at par in 2004 (issued 1997);

(c)	£55.8m US$100m 6.375% Yankee bonds redeemable at par in 2008 (issued 1998);

(d)	£13.9m US$24.8m 7.125% Yankee bonds redeemable at par in 2018 (issued 1998).

(e)	£65.0m convertible unsecured loan stock redeemable at par December 2004 (issued 2003); and

(f)	£82.1m unsecured amortised loan due December 2004 (arranged 2003);

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

NOTES TO THE ACCOUNTS (continued)

18 FINANCIAL INSTRUMENTS

Short term debtors and creditors have been excluded from all the following disclosures other than within the currency risk disclosures.

(a) Interest risk management

Financial liabilities

Some 35% of the Group’s gross borrowings is at fixed rates of interest, with a weighted average interest rate of 6.0% (2002 7.0%) and a weighted average term of 5.0 years (2002 5.3 years). At December 31, 2003, the Group’s net debt was predominantly denominated in US dollars.

After taking account of interest rate and currency rate swaps, the currency and interest rate exposure of gross borrowings as at December 31, 2003 was:

2003			Fixed rate borrowings
	Gross borrowings £m	Floating rate Borrowings £m	Fixed rate borrowings £m	Weighted average interest rate %	Weighted average time for which rate is fixed years

Sterling	474.6	286.4	188.2	5.4	2.6
US/Canadian dollar	570.5	344.1	226.4	6.0	9.4
Other currencies (net)	132.2	129.8	2.4	3.4	2.6

	1,177.30	760.3	417.0	6.0	5.0

2002			Fixed rate borrowings
	Gross borrowings £m	Floating rate borrowings £m	Fixed rate borrowings £m	Weighted average interest rate %	Weighted average time for which rate is fixed years
Sterling	213.9	86.3	127.6	7.3	5.2
US/Canadian dollar	441.7	372.9	68.8	6.8	5.6
Other currencies (net)	111.7	111.7	—	—	—

	767.3	570.9	196.4	7.0	5.3

Floating rate borrowings incur interest based on relevant LIBOR equivalents.

The analysis of financial liabilities at December 31, 2003 takes account of currency swaps which have the effect of increasing ‘Loan capital and borrowings’ from £872.6m (Note 17) to total financial liabilities of £1,177.3m as shown above. Offsetting this is the increase in cash, investments and other financial assets of £304.7m in the ‘Financial assets’ table below. The increase relates to the sterling element of the currency swaps.

NOTES TO THE ACCOUNTS (continued)

18 FINANCIAL INSTRUMENTS (continued)

In addition to the above, the following meet the definition of financial liabilities:

•	the Group’s provisions of £13.6m (2002 £24.8m) for vacant leasehold properties (note 20) are considered to be floating rate financial liabilities. This is because in establishing the provisions, the cash flows have been discounted using a discount rate which is re-appraised at each half yearly reporting date to ensure it reflects current market assessments of the time value of money and the risks specific to the liability. £12.7m (2002 £23.0m) of the balance is denominated in sterling and the remainder are US dollar denominated.

•	£54.1m (2002 £22.3m) of the Group’s contract advances which are payable after more than one year. No interest is payable on these US dollar denominated financial liabilities,

•	£11.9m (2002 £26.8) of deferred consideration payable after more than one year in respect of the acquisition of subsidiary undertakings. £2.1m is US dollar denominated, £8.5m is in sterling with the balance denominated in euros and Canadian dollars.

Financial assets

	2003	2002
	£m	£m
Sterling	373.3	302.1
US/Canadian dollar	78.0	51.6
Other currencies	25.5	14.5

Cash, investments and other financial assets	476.8	368.2

Floating rate cash earns interest based on relevant LIBID equivalents and investments earning interest according to the performance of the funds in which they are interested.

Installment sale debtors and notes receivable after one year

			Fixed rate assets
	Total asset £m	Floating rate asset £m	Fixed rate asset £m	Weighted average interest rate %	Weighted average time for which rate is fixed years
2003
US dollar	20.0	11.3	8.7	13.2	4.3

			Fixed rate assets
	Total asset £m	Floating rate asset £m	Fixed rate asset £m	Weighted average interest rate %	Weighted average time for which rate is fixed years
2002
US dollar	27.7	15.6	12.1	13.6	4.6

Floating rate installment sale debtors and notes receivable after one year earn interest based on three and five year US treasury bills.

NOTES TO THE ACCOUNTS (continued)

18 FINANCIAL INSTRUMENTS (continued)

(b) Maturity of financial liabilities

For other financial liabilities, note 20 gives an indication of the nature of the underlying liabilities. The maturity profile of these liabilities is as follows:

	Onerous contracts	Contract advances	Deferred consideration	2003	2002
	£m	£m	£m	£m	£m
Within one year or on demand	3.7	—	—	3.7	9.0
Between one and two years	3.1	26.3	5.6	35.0	27.2
Between two and five years	4.5	27.8	6.3	38.6	20.0
Over five years	2.3	—	—	2.3	17.7

	13.6	54.1	11.9	79.6	73.9

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

(d) Fair values

The estimated fair values of the Group’s financial assets and financial liabilities at December 31, 2003 and 2002 are set out below. The fair value of quoted borrowings is based on year end mid-market quoted prices. The fair values of other borrowings and the derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. The fair value of the Convertible preference shares is calculated by reference to the open market value at year end.

Primary financial instruments held or issued to finance the Group’s operations:

	2003	2003	2002	2002
	Net carrying amount	Fair value	Net carrying amount	Fair value
	£m	£m	£m	£m
Short term financial liabilities and current portion of long term borrowings	(292.1)	(301.0)	(175.6)	(175.6)
Long term borrowings	(580.5)	(577.6)	(330.7)	(338.1)
Cash at bank and liquid investments	172.1	172.1	107.2	107.6
Other financial assets	20.0	20.0	27.7	27.7
Convertible preference shares	—	—	(226.9)	(237.7)
Other financial liabilities	(79.6)	(79.6)	(73.9)	(73.9)

NOTES TO THE ACCOUNTS (continued)

18 FINANCIAL INSTRUMENTS (continued)

The difference between net carrying amount and estimated fair value reflects unrealized gains or losses inherent in the instruments based on valuations at December 31, 2003. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Financial derivative instruments

The estimated current value of the foreign exchange forward contracts and interest rate swaps entered into to hedge future transaction flows and on balance sheet exposures is set out below based on quoted market prices.

	2003	2003
	Book value £m	Current value £m
Foreign exchange forward rate contracts	—	2.3
Foreign currency swaps	2.0	2.0
Commodity forwards	—	(0.6)
Interest rate swaps	—	(0.4)

	2002	2002
	Book value £m	Current value £m
Foreign exchange forward rate contracts	—	4.4
Foreign currency swaps	3.0	3.0
Interest rate swaps	—	10.5
Commodity forwards	—	—

(e) Hedges

The Group’s policy is to hedge the following exposures:

•	Interest rate risk, using interest and currency swaps; and

•	Currency risk, using forward foreign currency contracts for foreign currency receipts and payments. Forward foreign currency contracts are also used for currency exposures on future years’ forecasted sales.

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

NOTES TO THE ACCOUNTS (continued)

18 FINANCIAL INSTRUMENTS (continued)

	Unrecognized
	Gains £m	Losses £m	Total net gains (losses) £m
Gains and losses on hedges at January 1, 2003	15.8	(0.9)	14.9
Arising in previous years included in 2003 income	(26.6)	4.2	(22.4)

Gains and losses not included in 2003 income:

Arising before January 1, 2003	(10.8)	3.3	(7.5)
Arising in 2003 on pre January 1, 2003 contracts	11.0	(5.1)	5.9
Arising in 2003 on 2003 contracts	5.0	(2.1)	2.9

Gains and losses on hedges at December 31, 2003 of which:	5.2	(3.9)	1.3

Gains and losses expected to be included in 2004 income	5.2	(3.8)	1.4
Gains and losses expected to be included in 2005 income or later	—	(0.1)	(0.1)

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

19 OTHER CREDITORS

	2003	2002
	£m	£m
Amounts falling due within one year
Trade creditors	121.5	104.9
Other creditors	91.2	52.0
Other tax and social security	14.4	10.1
UK corporation tax and overseas taxation	20.6	25.6
Deferred consideration	22.5	19.2
Accrued dividends on Convertible preference shares	0.3	7.8
Proposed final dividend on Ordinary shares	55.5	52.1
Contract advances payable	34.3	20.5
Accruals and deferred income	81.4	111.3

	441.7	403.5

Amounts falling due after more than one year
Other creditors	7.8	4.0
UK corporation tax and overseas taxation	31.2	30.3
Deferred consideration	11.9	26.8
Contract advances payable	54.1	22.3
Accruals and deferred income	0.7	0.1

	105.7	83.5

NOTES TO THE ACCOUNTS (continued)

20 PROVISIONS FOR LIABILITIES AND CHARGES

	Onerous contracts	Restructuring costs	Provisions on disposals	Other	Total
	£m	£m	£m	£m	£m
Balances at December 31, 2002	24.8	3.0	11.1	12.6	51.5
Currency translation adjustment	(0.1)	(1.1)	—	(0.4)	(1.6)
Acquisition of subsidiary	—	0.7	—	—	0.7
Net interest: release of discount	0.9	—	—	—	0.9
Profit and loss account
-operating charge	(0.2)	0.4	(0.4)	4.1	3.9
-exceptional operating items	—	26.9	—	8.4	35.3
-non-operating items	—	—	(4.0)	—	(4.0)
Utilized in the year	(11.8)	(14.9)	(4.0)	(9.7)	(40.4)

Balances at December 31, 2003	13.6	15.0	2.7	15.0	46.3

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

Restructuring Costs

The restructuring provisions held at December 31, 2003 relate to provisions established in 2003 by the exceptional charge described in note 2.

Provisions on disposals

This provision was established in 2000 following the disposal of Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays. Various provisions which were made at the time of the disposals are now no longer deemed to be necessary, resulting in a release of £4.0m. The provision remaining at December 31, 2003 relates to outstanding insurance claims and potential warranty claims as described in the sales contracts.

Other provisions

Other provisions include amounts relating to the Rank Group 2000 Long Term Incentive Plan which provides for executive Directors and selected executives to be given restricted awards over existing Ordinary shares with a market value of up to one times base salary. These awards will vest in 2004 and 2005, subject to satisfaction of applicable performance conditions.

NOTES TO THE ACCOUNTS (continued)

21 DEFERRED TAX

The analysis of the deferred tax asset included in the financial statements at the end of the year is as follows:

	£m	£m
Accelerated capital allowances	15.6	15.4
Other UK timing differences	(5.0)	(1.2)
Tax losses carried forward	57.5	72.1
Other overseas timing differences	21.6	19.6

	89.7	105.9

The movement in deferred tax asset is provided below:

£m
Balance at December 31, 2002	105.9
Currency translation adjustment	(7.9)
Companies acquired in 2003	12.5
Charge to the profit and loss account	(20.8)

Balance at December 31, 2003	89.7

The Group has provided for a deferred tax asset in respect of tax losses carried forward because it believes that there will be future taxable profits against which the underlying differences will reverse.

22 CAPITAL AND RESERVES

	2003				2002
	Authorized		Issued and fully paid		Authorized		Issued and fully paid
	Number m	Nominal value £m	Number m	Nominal value £m	Number m	Nominal value £m	Number m	Nominal value £m
US$ cumulative preference shares	—	3	—	—	—	3	—	—
Convertible preference shares of 20p each	—	—	—	—	300	60	226.9	45.4
Ordinary shares of 10p each	1,200	120	596.2	59.6	1,200	120	594.1	59.4

		123		59.6		183		104.8

Under the Share Savings Schemes operated by the Company employees hold options to subscribe for up to 6,996,020 (2002 6,114,307) Ordinary shares at prices between 141p and 271.58p per share exercisable by November 30, 2008.

Under the executive share option schemes operated by the Company, Directors and executives hold options to subscribe for up to 13,897,085 (2002 13,878,632) Ordinary shares at prices ranging between 155.25p and 475.76p per share exercisable over the period up to September 11, 2013.

NOTES TO THE ACCOUNTS (continued)

22 CAPITAL AND RESERVES (continued)

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

During the year, 229,982 Ordinary shares were issued by virtue of the conversion of 847,644 Convertible preference shares; a further 1,804,056 Ordinary shares were issued during the year on the exercise of options.

During the year the remaining 226,086,041 Convertible preference shares were redeemed at 100p per share. The shares were redeemed to reduce the Group’s cost of finance. The shares represent 100% of issued non-equity share capital and 43% of total issued share capital.

Share Premium account	£m
Balances at December 31, 2002		13.6
Movement on issue of shares		3.9

Balance at December 31, 2003		17.5

Capital redemption reserve	£	m

Balances at December 31, 2002 and December 31, 2003		24.8

Other reserves

	Company and its subsidiaries
	Preference redemption	Other	Associated undertakings	Total
	£m	£m	£m	£m
Balances at December 31, 2002	13.6	593.5	(1.7)	605.4
Currency translation adjustment	—	(1.4)	—	(1.4)
Surplus on profit and loss account for the year	—	1.8	—	1.8
Total of redemption premium	(13.6)	(167.1)	—	(180.7)

Balances at December 31, 2003	—	426.8	(1.7)	425.1

Of the £1.4m loss on other net currency translation adjustments, a gain of £27.5m arises from the translation of foreign currency borrowings less deposits. The total cumulative goodwill eliminated against reserves at December 31, 2003 amounted to £909.9m (2002 £957.0m).

NOTES TO THE ACCOUNTS (continued)

23 ANALYSIS OF MINORITY INTERESTS

Equity
£m
Balances at December 31, 2002	20.1
Currency translation adjustment	(1.4)
Minority interest in the profit on ordinary activities after tax	(0.5)
Distributions to minority interests	(2.1)

Balances at December 31, 2003	16.1

24 RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	2003	2002	2001
	£m	£m	£m
Operating profit	165.5	213.4	172.2
Exceptional charges	51.1	6.2	37.5
Cash payments in respect of exceptional costs and provisions	(34.8)	(15.8)	(27.4)
Depreciation and amortization	94.9	80.6	81.1
(Increase) decrease in stocks	5.1	(9.0)	(3.1)
(Increase) decrease in debtors	5.9	(212.8)	(15.3)
Increase (decrease) in creditors	2.3	48.7	27.8
Other items	1.9	(4.0)	(6.4)

Net cash inflow from operating activities	291.9	107.3	266.4

25 ACQUISITION OF SUBSIDIARY UNDERTAKINGS

	Disctronics £m	Blue Square £m	Other £m	Total 2003 £m
Tangible fixed assets	22.3	2.8	4.6	29.7
Net current (liabilities) assets (excluding cash)	3.6	(4.5)	0.4	(0.5)
Cash acquired	0.2	1.4	—	1.6
Deferred tax	1.2	11.3	—	12.5
Borrowings acquired	(4.0)	—	—	(4.0)
Lease obligations acquired	(7.8)	—	—	(7.8)

Net assets acquired	15.5	11.0	5.0	31.5
Goodwill	19.0	54.7	3.4	77.1

Consideration	34.5	65.7	8.4	108.6

Satisfied by:
Cash paid	27.8	0.7	7.4	35.9
Issue of convertible loan stock	—	65.0	—	65.0
Deferred consideration	6.7	—	1.0	7.7

	34.5	65.7	8.4	108.6

NOTES TO THE ACCOUNTS (continued)

25 ACQUISITION OF SUBSIDIARY UNDERTAKINGS (continued)

The acquisition of Disctronics was accounted for as follows:

	Book value £m	Accounting policy adjustments £m	Fair value adjustments £m	Acquisition of Disctronics £m
Tangible fixed assets	33.5	(4.7)	(6.5)	22.3
Net current (liabilities) assets (excluding cash)	4.4	—	(0.8)	3.6
Cash acquired	0.2	—	—	0.2
Deferred tax	—	1.2	—	1.2
Borrowings acquired	(4.0)	—	—	(4.0)
Lease obligations acquired	(7.8)	—	—	(7.8)

Net assets acquired	26.3	(3.5)	(7.3)	15.5

Significant acquisitions in 2003 are as follows:

Blue Square

On January 27, 2003 the Group completed its acquisition of Blue Square Limited, one of the UK’s leading internet and telephone betting businesses, for a total consideration of £65.7m. The consideration includes £65.0m of unlisted convertible loan stock, convertible into Rank Ordinary shares at any time on or after October 1, 2003 at a price of 282p for every £1 of loan stock held. This represented a premium of 11% to the closing mid-market price of Rank Ordinary shares on January 17, 2003, the latest practical date prior to the acquisition. The loan notes carry a coupon of 5% per annum. Interest on the loan stock is payable on 31 December each year and, if conversion has not taken place prior to December 31, 2004, the loan stock will be redeemed on that date at par.

The only material fair value adjustment recorded against Blue Square was to recognize a deferred tax asset of £11.3m.

For the period since acquisition, turnover of £308.8m and operating profit of £1.0m before exceptional items and goodwill are included within the consolidated profit and loss accounts as continuing operations – acquisitions.

Disctronics

On July 21, 2003 the Group acquired 100% of the net assets of Disctronics, one of the largest independent DVD and CD replicators in Europe, for a total consideration of £34.5m of which £6.7m is deferred. £3.5m was paid on January 2, 2004 with the final installment due on January 3, 2005.

The book value of the assets and liabilities acquired was reduced by £10.8m. Fair value adjustments totaled £7.3m of which £6.5m related to a decrease in tangible fixed assets. The accounting policy realignment of £3.5m included £4.7m to reduce tangible fixed assets and £1.2m to recognize a deferred tax asset.

For the period since acquisition, turnover of £39.7m and operating profit of £6.1m are included within the consolidated profit and loss accounts as continuing operations – acquisitions.

NOTES TO THE ACCOUNTS (continued)

25 ACQUISITION OF SUBSIDIARY UNDERTAKINGS (continued)

Other acquisitions

On May 16, 2003 the Group acquired certain assets and liabilities of Sonic Foundry, Inc., Sonic Foundry Media Services, Inc. and International Image Services, Inc for cash consideration of £3.5m. Sonic is a digital media asset management company based in Santa Monica, California USA and Toronto, Canada.

On July 1, 2003 the Group acquired the remaining 67.7% of the common stock of The Lab in Toronto, Inc for total consideration of £1.4m. Deferred consideration of £0.6m is due in March 2005 and contingent consideration of £0.1m, based on pre-defined earnings targets is also due in March 2005.

On October 21, 2003 the Group acquired a new bingo club in Santiago de Compostela for cash consideration of £2.3m.

On December 11, 2003 the Group acquired 100% of the issued share capital of A Heathorn (Course) Limited, an on-course bookmaker with pitches at major racecourses, for total consideration of £1.2m. £0.3m deferred consideration will be settled by June 11, 2005.

There is no material difference between the book value and fair value of other acquisitions.

Since acquisition, other acquisitions did not contribute materially to turnover or operating profit.

During the year £17.8m of deferred consideration was paid in respect of acquisitions made in prior years.

NOTES TO THE ACCOUNTS (continued)

26 RECONCILIATION TO NET DEBT

	2003 £m	2002 £m	2001 £m
Increase (decrease) in cash in the year	70.8	(29.0)	(43.8)
Increase in debt and lease financing	(303.3)	(159.7)	117.3
Movement in liquid resources	(19.6)	18.8	(5.4)

Decrease (increase) in net debt from cash flows	(252.1)	(169.9)	68.1
Convertible bond	(65.0)	—	—
New finance leases	—	—	(1.4)
Borrowings and leases acquired with subsidiary	(11.8)	(10.9)	—
Gain on repayment of fixed rate debt	—	1.0	7.7
Currency translation adjustment	27.5	28.8	(2.6)

Increase in net debt in the year	(301.4)	(151.0)	71.8
Net debt at January 1	(399.1)	(248.1)	(319.9)

Net debt at December 31	(700.5)	(399.1)	(248.1)

Cash, deposits and current asset investments (Note 16)	172.1	107.2	123.9
Loan capital and borrowings (Note 17)	(872.6)	(506.3)	(372.0)

Net debt at December 31	(700.5)	(399.1)	(248.1)

The movement in liquid resources consisted of purchases of deposits and investments of £4.5m (2002 £25.1m) and sales of £24.1m (2002 £6.3m).

27 ANALYSIS OF NET DEBT

(a)	Year to December 31, 2003

	December 31, 2002 £m	Cash Flow £m	Acquisitions £m	Other non cash changes £m	Currency translation adjustment £m	December 31, 2003 £m
Cash in hand and at bank	83.2	86.3	—	—	(1.6)	167.9
Overdrafts	(10.1)	(15.5)	—	—	—	(25.6)

	73.1	70.8	—	—	(1.6)	142.3
Debt due after one year	(463.9)	(249.5)	(4.0)	111.7	29.2	(576.5)
Debt due within one year	(26.0)	(57.6)	—	(176.7)	—	(260.3)
Finance leases	(6.3)	3.8	(7.8)	—	0.1	(10.2)

	(423.1)	(232.5)	(11.8)	(65.0)	27.7	(704.7)
Liquid resources	24.0	(19.6)	—	—	(0.2)	4.2

Total	(399.1)	(252.1)	(11.8)	(65.0)	27.5	(700.5)

NOTES TO THE ACCOUNTS (continued)

27 ANALYSIS OF NET DEBT (continued)

(b) Year to December 31, 2002

	December 31, 2001 £m	Cash flow £m	Acquisitions (excluding cash) £m	Other non cash changes £m	Currency translation adjustments £m	December 31, 2002 £m
Cash	117.6	(25.4)	—	—	(9.0)	83.2
Overdrafts	(6.5)	(3.6)	—	—	—	(10.1)

	111.1	(29.0)	—	—	(9.0)	73.1
Debt due after one year	(362.7)	(134.4)	(6.5)	1.0	38.7	(463.9)
Debt due within one year	(0.2)	(25.8)	—	—	—	(26.0)
Finance leases	(2.6)	0.5	(4.4)	—	0.2	(6.3)

	(254.4)	(188.7)	(10.9)	1.0	29.9	(423.1)
Liquid resources	6.3	18.8	—	—	(1.1)	24.0

Total	(248.1)	(169.9)	(10.9)	1.0	28.8	(399.1)

(c) Year to December 31, 2001

	December 31, 2000 £m	Cash flow £m	Other non cash changes £m	Currency translation adjustments £m	December 31, 2001 £m
Cash	156.0	(46.6)	—	8.2	117.6
Overdrafts	(9.3)	2.8	—	—	(6.5)

	146.7	(43.8)	—	8.2	111.1
Debt due after one year	(444.1)	84.6	7.7	(10.9)	(362.7)
Debt due within one year	(32.2)	31.9	—	0.1	(0.2)
Finance leases	(2.0)	0.8	(1.4)	—	(2.6)

	(331.6)	73.5	6.3	(2.6)	(254.4)
Liquid resources	11.7	(5.4)	—	—	6.3

Total	(319.9)	68.1	6.3	(2.6)	(248.1)

Liquid resources comprise current asset investments which, as described in Note 16, represent amounts readily convertible into cash.

Other non-cash changes comprise the gain on repayment of fixed rate debt and the inception of new finance leases.

NOTES TO THE ACCOUNTS (continued)

28 DIRECTORS

(a)	Directors’ interests

The Directors’ interests in shares or stocks of the Company, including options to purchase Ordinary shares under the terms of the Group’s Executive Share Option Schemes (“ESOS”), Long Term Incentive Plan (“LTIP”) and Share Savings Schemes (“SAYE”) are as detailed below.

	December 31, 2003 Ordinary shares	January 1, 2003 Ordinary shares
Alun Cathcart	100,000	75,000
Ian Dyson	118,293	20,000
Peter Jarvis	25,525	25,525
Mike Smith	300,000	120,000
Oliver Stocken	40,090	38,188
John Sunderland	1,058	1,058

No options to subscribe for Ordinary shares of the Company were granted to Directors, or lapsed, during the year ended December 31, 2003.

The market price of an Ordinary share at December 31, 2003 was 279.25 pence and the range during the preceding 12 months was 307.00 pence to 212.50 pence. Options outstanding at December 31, 2003 are exercisable at various dates between April 1, 2002 and September 12, 2009, subject to satisfaction of applicable performance conditions.

Pursuant to the provisions of the Companies Act 1985, each executive Director is also deemed to be interested in the Ordinary shares of the Company held by The Rank Group Plc Employee Benefit Trust. At January 1, 2003, the interest was in a total of 3,897,157 Ordinary shares and, at December 31, 2003, the interest was in a total of 2,752,076 Ordinary shares.

The Company’s register of Directors’ interests (which is open to inspection) contains full details of Directors’ shareholdings and options to subscribe for shares.

Long Term Incentive Plan

The current long term incentive plan, the Rank Group 2000 Long Term Incentive Plan, provides for executive Directors and selected executives to be given restricted awards over existing Ordinary shares with a market value of up to one times base salary. Awards are released if a total shareholder return (“TSR”) target is achieved and if there is an average annual real growth in normalized earnings per share of at least 2% over the relevant performance period, comprising three consecutive financial years of the Company. TSR is measured by reference to the change in the price of Ordinary shares over the performance period and the gross value of dividends received on the shares, assuming they are immediately reinvested in shares during that period.

NOTES TO THE ACCOUNTS (continued)

28 DIRECTORS (continued)

(b)	Total emoluments of the Directors of The Rank Group Plc:

	2003 £000	2002 £000	2001 £000
Fees	113	95	110
Base salaries, allowances and taxable benefits	1,120	1,043	1,087
Bonuses	227	407	541
Pension contributions-defined contributions	257	238	238
Salary supplements.	64	60	54
Compensation for loss of office (including contribution to unapproved retirement benefit scheme - £166,000)	—	—	751

Total emoluments	1,781	1,843	2,781

(c) Emoluments of current Chairman	177	160	107
(d) Emoluments of highest paid director (including pension contributions)	1,003	1,058	1,103

29 EMPLOYEES

	2003 £m	2002 £m	2001 £m
Employee costs
Wages and salaries	353.2	322.5	303.3
Social security costs	36.3	28.7	25.7
Other pension costs	7.0	6.3	7.9

	396.5	357.5	336.9

	2003	2002	2001
Average number of employees by geographical area
UK	11,453	10,628	10,560
North America	8,971	8,772	8,190
Rest of the World	3,579	2,462	2,205

Continuing operations	24,003	21,862	20,955
Discontinued operations	—	—	—

Average in year	24,003	21,862	20,955

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) below are those required by that standard. FRS 17 “Retirement Benefits” was issued in November 2000 but will not require full implementation for the Group and Company in the current year. Phased transitional disclosures are required from December 31, 2001. The disclosures required are presented in (b) below.

NOTES TO THE ACCOUNTS (continued)

29 EMPLOYEES (continued)

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

The Rank Pension Plan (“the Plan”) is a defined benefit scheme with pensions fixed by reference to final pay and length of service. The market value of the Plan’s assets at April 5, 2003 was £455.3m (2002 £575.2m).

Formal actuarial valuations of the Plan are carried out triennially by an independent actuary, Mercer Human Resource Consulting Limited. The most recent valuation has an effective date of April 5, 2001 and has been used to determine the pension charge for the year December 31, 2003. The main actuarial assumptions adopted were:

Valuation method	attained age
Rate of return on investments
- pre retirement	6.25% p.a.
- post retirement	5.25% p.a.
Rate of increase of pensionable remuneration	3.75% p.a.
Rate of discretionary pension increases	1.50% p.a.
Rate of pensions in payment increases*	2.50% p.a.

*Pensions	in payment are entitled to increases in line with price inflation subject to a maximum of 5% per annum.

In prior years, the Plan has been valued under the projected unit method. Following the closure of the scheme to new entrants, the attained age valuation method has been adopted since 2001.

Assets were taken at their market value. As at the actuarial valuation date the value of the assets was sufficient to cover 109% of the accrued benefits allowing for expected future increases in earnings.

The pension charge for the year December 31, 2003 was £0.2m (2002 £0.6m expense). The charge was determined after recognizing a credit of £4.7m resulting from spreading the expensing surplus of £36.5m as at January 1, 2001 over the average remaining service lives of the active members of the Plan. The decline in stock market values since the actuarial valuation of the Plan on April 5, 2001 and the increase in accrued liabilities as a result of changes in financial conditions have resulted in a deficit in the fund at December 31, 2002 calculated in accordance with the requirements of FRS 17. Under current accounting policies these matters are not required to be reflected in the pension charge until the next formal actuarial valuation, which will take place no later than April 5, 2004.

At December 31, 2003 there was a prepayment in debtors of £25.7m (2002 £15.1m) resulting from the difference between pension costs charged in the accounts and the amounts funded to date.

The Rank Money Purchase Pension Scheme is a defined contribution scheme with benefits which depend on the contribution levels and the emerging investment performance. The market value of its assets at April 5, 2003 was £34.7m (2002 £35.4m). Group contributions to this scheme in the year to December 31, 2003 totaled £2.6m (2002 £1.3m).

USA The Group operates defined contribution schemes in the USA. Group contributions to these schemes totaled £3.1m (2002 £3.9m).

NOTES TO THE ACCOUNTS (continued)

29 EMPLOYEES (continued)

(b)	FRS 17 “ Retirement Benefits” (continued)

The Group has continued to adopt FRS 17 “Retirement benefits” under the phased transitional arrangements allowed by the standard. The disclosures below relate to all retirement benefit plans in the UK.

A full actuarial valuation was carried out at April 5, 2001 and updated by an independent actuary to December 31,2002.

The main actuarial assumptions used to calculate the Plan’s liabilities under FRS 17 are:

	2003	2002
Valuation method	Projected unit	Projected unit
Discount rate	5.25%	5.50	% p.a.
Inflation assumption	2.75%	2.25	% p.a.
Rate of increase in salaries	4.00%	3.50	% p.a.
Rate of increase of deferred pensions	2.75%	2.25	% p.a.
Rate of increase of pensions in payment
- increases (5% LPI increases)	2.75%	2.25	% p.a.
- discretionary increases	—	1.25	% p.a.

The assets in the scheme and the expected rate of return were:

	Long term rate of return expected at December 31, 2003	Value at December 31, 2003 £m	Long term rate of return expected at December 31, 2002	Value at December 31, 2002 £m
Equities	7.25%	352.2	7.0%	280.0
Government bonds	4.75%	85.9	4.5%	90.0
Non-government bonds	5.25%	63.1	5.5%	66.4
Insurance policies	5.25%	11.6	5.5%	13.3
Cash	3.75%	11.0	4.0%	16.0

Total market value of assets		523.8		465.7
Actuarial value of defined benefit liabilities		(588.6)		(556.6)

(Deficit) surplus in the Plan		(64.8)		(90.9)
Related deferred tax asset (liability)		19.4		27.3

Net pension (liability) asset		(45.4)		(63.6)

NOTES TO THE ACCOUNTS (continued)

29 EMPLOYEES (continued)

(b)	FRS 17 “ Retirement Benefits” (continued)

If FRS 17 had been adopted in the financial statements, the Group’s net assets and profit and loss reserve at December 31, 2003 and December 31, 2002 would have been as follows:

	2003 £m	2002 £m
Net assets
Net assets excluding pension asset	525.1	753.6
Pension (liability) asset	(45.4)	(63.6)

Net assets including pension (liability) asset	479.1	690.0

	2003 £m	2002 £m
Reserves
Profit and loss reserve excluding pension assets	409.5	578.4
Pension reserve	(45.4)	(63.6)

Profit and loss reserve	364.1	514.8

The Plan is closed to new entrants. Under the projected unit method, the current service cost will increase as the members of the Plan approach retirement.

NOTES TO THE ACCOUNTS (continued)

29 EMPLOYEES (continued)

(b) FRS 17 “ Retirement Benefits” (continued)

The following amounts would have been recognized in the performance statements in the year to December 31, 2003 under the requirements of FRS 17:

2003 £m
Operating profit
Current service cost	4.8
Past service cost	—

Total operating charge	4.8

Other finance income
Expected return on Plan assets	28.5
Interest on Plan liabilities	(30.1)

Net return	(1.6)

Statement of total recognized gains and losses
Actual return less expected return on Plan assets	39.7
Experience gains and losses arising on Plan liabilities	14.6
Removal of allowance for discretionary pension increases	49.1
Changes in assumptions underlying the present value of the Plan liabilities	(81.3)

Actuarial loss recognized	22.1

Movement in (deficit) surplus during the year
Surplus in Plan at beginning of the year	(90.9)
Movement in year:
Current service cost	(4.8)
Contributions	10.4
Past service costs
Other finance income	(1.6)
Actuarial loss	22.1

Deficit in Plan at end of the year	(64.8)

Details of experience gains and losses for the year to December 31, 2003
Difference between the expected and actual return on Plan assets:
Amount (£m)	39.7
Percentage of Plan assets	7.6%

Experience gains and losses on Plan liabilities:
Amount (£m)	14.6
Percentage of present value of Plan liabilities	2.5%

Total amount recognized in statement of total recognized gains and losses:
Amount (£m)	22.1
Percentage of present value of Plan liabilities	3.8%

NOTES TO THE ACCOUNTS (continued)

30 CONTINGENT LIABILITIES

	2003 £m	2002 £m
Guarantees by the Company and by subsidiary undertakings	27.3	38.9

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

31 COMMITMENTS

Future capital expenditure

At December 31, 2003 commitments for capital expenditure amounted to £35.6m (2002 £24.1m).

Group operating lease commitments

At December 31, 2003 commitments to make payments under operating leases in the following 12 months were:

	Land and buildings		Plant and machinery
	2003 £m	2002 £m	2003 £m	2002 £m
Leases expiring in one year	3.3	3.3	0.5	0.2
Leases expiring in two to five years	8.2	5.7	14.3	14.3
Lease expiring in more than five years	49.3	47.4	—	—

	60.8	56.4	14.8	14.5

NOTES TO THE ACCOUNTS (continued)

32 RELATED PARTY TRANSACTIONS

During the year the Group traded with its associate undertakings, The Lab and EFILM. Group sales to these associated undertakings totaled £1.0m, purchases totaled £0.3m, marketing fees totaled £0.3m and as at December 31, 2003 EFILM owed the Group £0.7m. On July 1, 2003 the Group purchased the remaining 67 2/3% of the common stock of the Lab as described in note 12. During the year the Group forgave EFILM trade debtors of £0.7m.

During the year the Group traded with its joint venture Atlab. Group sales to Atlab totaled £2.4m, purchases totaled £10.6m marketing fees totaled £0.2m and at December 31, 2003 Atlab owed the Group £0.3m. The Group also provides Atlab with a bank guarantee for £3.2m.

The Group recharges the Rank Group UK Pension schemes with the costs of administration and independent pension advisers borne by the Group. The total amount recharged in the year ended December 31, 2003 was £1.9m (2002 - £1.6m).

33 POST BALANCE SHEET EVENTS

On February 10, 2004, the Group completed the disposal of the business, assets and liabilities of Rank Leisure Machine Services Limited and Rank Seasonal Amusements Limited to Gamestec Leisure Limited for a total consideration of £30.0m.

For the year ended December 31, 2003, the turnover of the disposed businesses was £56.8m and operating profit was £3.6m.

NOTES TO THE ACCOUNTS (continued)

34	PRINCIPAL SUBSIDIARY UNDERTAKINGS

Except where otherwise stated, The Rank Group Plc (“Rank”) owns directly or indirectly 100% of the Ordinary share capital and voting rights of the following companies. The companies are incorporated in Great Britain unless otherwise indicated after the company name. The principal operations are carried out in the country of registration.

Principal Activities
GAMING
Grosvenor Casinos Limited	London and provincial casinos
Mecca Bingo Limited	Social and bingo clubs
Rank Leisure Machine Services Limited	Amusement machine hire and sales
Rank Group Gaming Division	Owns the Group’s investments in Gaming division companies.
Blue Square Limited	Interactive Gaming

HARD ROCK
Hard Rock Cafe International (USA) Inc. (US)	Operates and franchises Hard Rock cafes
Hard Rock International Limited	Operates and franchises Hard Rock cafes
Hard Rock Canada Inc (Canada)	Operates and franchises Hard Rock cafes

DELUXE
Deluxe Laboratories Limited	Film processing laboratory
Deluxe Laboratories Inc. (US)	Film processing laboratory
Deluxe Toronto Limited (Canada)	Film processing laboratory
Deluxe Media Services Inc. (US)	VHS duplication and distribution
Deluxe Global Media Services LLC (US)	DVD replication
Rank owns 88% of the issued shares

HOLDING AND OTHER COMPANIES
Rank America Inc. (US)	Owns the Group’s investments in the US
Rank Group Finance Plc*	Funding operations for the Group
Rank Leisure Holdings Plc*	Owns the Group’s investments in the UK operating subsidiary undertakings, Rank Overseas Holdings Limited
Rank Overseas Holdings Limited	Owns the Group’s investment in Rank Holdings (Netherlands) BV and Rank America Inc.

*	directly held by the Company

NOTES TO THE ACCOUNTS (continued)

35	SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”).

The following is a summary of the significant differences between UK and US GAAP, as they apply to the Group:

(a)	Interactive gaming turnover

Under UK GAAP and in line with industry standards, interactive gaming turnover is recognized on a gross basis to show gross turnover (stakes) rather than gross wins only. Under US GAAP, these revenues are reported as the net win from the activities and represent the difference between gaming wins and losses. There is no impact on operating profit.

(b)	Goodwill and identifiable intangible assets

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

Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Additionally, upon adoption of SFAS 142, management completed an impairment assessment and have concluded that there is no impairment of goodwill or identifiable intangibles with indefinite lives. In addition, at December 31, 2003 and December 31, 2002, the Group performed its annual impairment test and determined that there was no impairment necessary to the carrying value of goodwill.

An analysis of goodwill by reporting segment is given below:

£m	Hard Rock	Gaming	Deluxe	Other	Total
Balance at January 1, 2003	170.4	83.7	121.0	0.5	375.6
Currency translation adjustment	0.1	—	(6.3)	—	(6.2)
Fair value adjustment	—	—	4.0	—	4.0
Acquisitions	—	26.6	16.4	—	43.0

Balance at December 31, 2003	170.5	110.3	135.1	0.5	416.4

NOTES TO THE ACCOUNTS (continued)

35	SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)	Goodwill and identifiable intangible assets (continued)

An analysis of the identifiable intangible assets is given below:

	Customer contracts	Brand	Customer lists	Technology	Total
	£m	£m	£m	£m	£m
Balance at January 1, 2003	12.2	—	—	3.6	15.8
Additions	4.7	18.0	4.9	6.5	34.1
Foreign exchange	(1.4)	—	—	—	(1.4)
Amortization expense	(4.6)	—	(1.9)	(0.5)	(7.0)

Balance at December 31, 2003	10.9	18.0	3.0	9.6	41.5

Amortization expense is expected to be £7.0m, £4.3m, £4.3m, £1.6m and £1.0m for each of the next five years, respectively.

All identifiable intangible assets, except for the Brand and technology licenses acquired on the acquisition of Blue Square, are amortized.

Had the Group accounted for its goodwill and identifiable intangible assets that have indefinite lives under SFAS 142 for the year ending December 31, 2001, the impact on reported results would have been as follows:

2001
£m
Net income under US GAAP as reported	315.8
Amortization:
Goodwill	40.6
Intangibles	—
Adjusted net income (loss) per US GAAP	356.4
Adjusted basic net income (loss) per share	60.3p
Adjusted diluted net income (loss) per share	60.2p

(c)	Profit on disposal of businesses

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

d)	Casino licenses

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

NOTES TO THE ACCOUNTS (continued)

35	SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(d)	Casino licenses (continued)

In accordance with SFAS 142, it has been determined that casino licenses have an indefinite life and will no longer be amortized as of January 1, 2002. Casino licenses will be evaluated for impairment annually. Upon adoption of SFAS 142, management completed an impairment assessment and concluded that there is no impairment of casino licenses. In addition, at December 31, 2003 and 2002 the Group performed its annual impairment test and determined that there was no impairment necessary to the carrying value of casino licenses.

(e)	Depreciation

Prior to January 1, 2000, under UK GAAP, no depreciation was provided on certain freehold properties, or leasehold properties with an unexpired term exceeding 20 years, where the Directors were of the opinion that the properties were sufficiently well maintained to ensure that the residual values of such properties were such that the depreciation would be insignificant.

Following the introduction of FRS 15, which was implemented by the Group with effect from January 1, 2000, all properties are depreciated under UK GAAP. Freehold properties are depreciated on a straight-line basis over 50 years or their useful life, if less. Leased properties are depreciated over the lesser of 50 years, their useful life or the term of the lease. No depreciation is provided on freehold land.

Under US GAAP, such assets are depreciated based upon their historical cost on a straight-line basis over the lesser of 50 years, their useful life or the term of the lease.

(f)	Impairment of long lived assets

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

NOTES TO THE ACCOUNTS (continued)

35	SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)	Sale and leaseback transactions

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

(h)	Pensions

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

The principal actuarial assumptions under SFAS No. 132 are as follows:

	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Discount rate	5.25%	5.50%	6.00%	5.75%
Investment return	6.50%	6.25%	6.75%	7.50%
Salary inflation	4.00%	3.50%	3.50%	4.75%
Inflation	2.75%	2.25%	2.25%	2.75%
Pension increases (post April 6, 1997 benefits)	2.75%	2.25%	2.25%	2.75%
Pension increases (pre April 6, 1997 benefits)	—	1.25%	1.25%	—

The disclosures below are presented in accordance with SFAS 132.

35	SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

NOTES TO THE ACCOUNTS (continued)

The components of pension expense which arise under SFAS No. 132 are as follows:

	2003	2002	2001
	£m	£m	£m
Service cost	5.0	5.2	8.7
Interest cost	29.9	31.0	26.6
Expected return on assets	(28.5)	(37.5)	(45.8)
Net amortization and deferral	6.7	2.7	0.4

Net periodic pension expense (income)	13.1	1.4	(10.1)

The reconciliation of funded status under FAS No. 132 are as follows:

	2003 £m	2002 £m
Projected Benefit Obligation
At beginning of year	556.6	529.0
Effect of change in benefit obligation	—	—
Service cost	5.0	5.2
Interest cost	29.9	31.0
Actuarial loss (gain)	23.2	20.1
Benefits paid	(27.5)	(24.5)
Employee contributions	2.3	2.3
Disposal gain	(0.8)	(6.5)

Benefit obligation at end of year	588.7	556.6

Plan Assets
Fair value of asset at beginning of year	465.7	565.0
Actual return on plan assets	73.8	(75.2)
Employer contributions	10.4	4.6
Employee contributions	2.2	2.3
Benefits paid	(27.5)	(24.5)
Disposal	(0.8)	(6.5)

Fair value of asset at end of year	523.8	465.7

Funded status at year end	(64.9)	(90.9)
Unrecognized prior service cost	29.3	32.0
Unrecognized net actuarial loss (gain)	81.9	107.9

Net amount recognized	46.3	49.0

Amount recognized in the statement of financial position consists of:
(Accrued) pension liability	(42.8)	(70.7)
Unrecognized prior service cost	29.3	32.0
Accumulated other comprehensive income	59.8	87.7

Net amount recognized	46.3	49.0

NOTES TO THE ACCOUNTS (continued)

35	SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(h)	Pensions (continued)

An analysis of the plan assets, by category is as follows:

Category of assets	2003%	2002%	Target allocation %
Equity securities	69	62	65
Debt securities	29	35	35
Real estate	—	—	—
Other	2	3	—

Total	100	100	100

The investment policy of the Rank Pension Plan is set out in its Statement of Investment Principles. The Trustee takes professional advice and regularly considers its investment strategy. The asset allocation is determined with consideration to the Plan’s Liabilities. Individual stock selection decisions are delegated to the investment managers who operate within a mandate determined by the Trustee and there is no bias towards holding Rank Group stock.

The long-term rate of return of plan assets reflects the average rate of earnings expected on the funds invested or expected to be invested to provide for the benefits included in the projected benefit obligation.

The accumulated benefit obligation, as at December 31, 2003 is £566.6m. The estimated future benefit payments are expected to be £27.5m, £28.3m, £29.2m, £30.0m and £31.0m for each of the next five years and £169.2m for the following five years.

Contributions to the plan in 2004 are expected to be £10.4m.

Under US GAAP an additional minimum asset is recognized and a charge made to other comprehensive income when the accumulated benefit obligation is less than the fair value of plan assets to the extent that this amount is not covered by the net liability already recognized. In 2003, a credit of £59.9m was recognized in other comprehensive income partially reversing the charge of £119.7m recognized in 2002.

(i)	Share Options

Under UK GAAP, the Group does not recognize compensation costs under share option schemes that have not been approved by the Inland Revenue unless the exercise price is at a discount to the open market value at date of grant or the shares, on exercise, granted were purchased from the equities market. In addition, a provision is made for the employer’s share of the National Insurance Contributions (“NIC”) on outstanding share options that are expected to be exercised.

Under US GAAP, the compensation expense associated with all stock-based awards is recognized in accordance with APB 25, “Accounting For Stock Issued to Employees”. Under APB 25, compensation expense, if any, is determined based upon the excess of the fair value of the shares at the grant date over the exercise price of the awards and recognized over the service life of the awards. EITF 00-16, “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation”, requires that the NIC liability on employee stock compensation be recognized on the date of the event triggering the measurement and payment of tax, which is deemed to be the exercise date.

NOTES TO THE ACCOUNTS (continued)

35	SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(j)	Software application development costs

Under UK GAAP, the Group has capitalized certain software consultancy costs.

Under US GAAP, such costs can only be capitalized when they meet the requirements for capitalization under SOP 98-1 (Accounting for the Costs of Computer Software Developed or Obtained for Internal Use). Under the provisions of SOP 98-1, costs can usually only be capitalized, whether expended internally or to third parties, if they are directly attributable to the project and incurred in the application development stage of the project. The resulting adjustment takes into consideration the treatment of these costs, as well as any depreciation taken in subsequent periods. As at December 31, 2003, the capitalized software costs have been fully depreciated.

(k)	Accruals - Employee expenses

Under UK GAAP certain amounts earned by employees are recognized in the financial statements as they are incurred.

Under US GAAP certain amounts payable to employees are accrued during the period to reflect the potential cost in that period.

(l)	Provisions

Under UK GAAP certain provisions against debtors were recognized in the financial statements.

Under US GAAP these provisions were not recognized.

(m)	Financial instruments

Under UK GAAP, periodic gains and losses on interest and foreign currency derivatives are not recognized in earnings until the operational transactions to which they are linked occur. On January 1, 2001 for US GAAP reporting purposes, the Group adopted Financial Accounting Standard No. 133 Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) as amended by FAS 137 and FAS 138. Accordingly, all derivative instruments are recorded on the balance sheet at fair value. Changes in fair values are recorded in earnings or other comprehensive income, depending on whether the derivative instrument is part of a hedge transaction and, if it is, the type of hedge transaction. The Group has also reviewed its contractual arrangements for the existence of embedded derivatives that should be separately accounted for under FAS 133. If embedded derivatives are identified as a result of this review, they are recorded separately from their host contracts at fair value, with changes in fair value recognized in current earnings. The Group did not identify any such embedded derivatives as of January 1, 2002, December 31, 2002 or December 31, 2003.

Under UK GAAP, the £65m convertible bond issued in January 2003 is recognized at par, with the fair value at December 31, 2003 disclosed. Under US GAAP, the convertible bond is fair valued as at December 31, 2003.

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

NOTES TO THE ACCOUNTS (continued)

35	SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(n)	Deferred taxation

Under UK GAAP, deferred taxation is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available information, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Rank adopted FRS 19 “Deferred Tax” in 2002. This results in a prior period adjustment and accordingly the results for 2001 were restated in the prior year.

Under US GAAP, deferred taxation is accounted for on all timing differences, and a valuation allowance is established in respect of those deferred taxation assets where it is more likely than not that some portion will not be realized. Additionally, for US GAAP purposes deferred taxes are provided in respect of US GAAP adjustments to the book basis of assets and liabilities.

(o)	Redeemable Preference shares

Under UK GAAP, convertible cumulative redeemable preference shares are included in shareholders’ funds.

Under US GAAP, because these shares have a mandatory redemption feature, they are not classified as shareholders’ equity.

All the preference shares were redeemed in December 2003.

(p)	Ordinary dividends

Under UK GAAP, Ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors although approval of the final dividend will not take place until the annual general meeting subsequent to the year end.

Under US GAAP, such dividends are provided for in the period in which they are declared and approved by the Board of Directors.

(q)	Contingent consideration

Under UK GAAP, contingent consideration on acquisition of an entity is estimated at the acquisition date and subsequently corrected against goodwill when the actual amount is paid.

Under US GAAP, contingent consideration is not recognized until the contingency is resolved or the amount is determinable.

(r)	Exceptional items

Under UK GAAP, exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their of incidence.

Under US GAAP, only items which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as “extraordinary” items and are presented below income before extraordinary items in the statement of profit and loss.

NOTES TO THE ACCOUNTS (continued)

35	SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(s)	Current assets and liabilities

Under UK GAAP, current assets include amounts which fall due after more than one year.

Under US GAAP, such assets would be reclassified as non-current assets. Provisions for liabilities and charges under UK GAAP include amounts due within one year which would be reclassified to current liabilities under US GAAP.

(t)	Other differences

Other minor differences exist between UK GAAP and US GAAP in respect of certain items reflected in the consolidated financial statements, such as the accounting for shares help by ESOP trusts which are consolidated. Such differences are insignificant to the reconciliation of net income and shareholders’ funds and accordingly have been excluded from the reconciliations on the following pages.

(u)	Guarantees

Under UK GAAP, guarantees relating to contingent liabilities and acquisitions are required to be disclosed. The disclosures are given in notes 25 and 30 of the Notes to the Accounts.

Under US GAAP, guarantees must be accounted for using the guidance of FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 elaborates on the existing disclosure requirements for most guarantees and clarifies that at the time the Group issues a guarantee, the Group must recognize an initial liability for the fair value, or market value of the obligations it assumes under the guarantee.

In addition to the disclosure given in notes 25 and 30 of the Notes to the Accounts, the following is required to be disclosed under US GAAP:

The Group’s Gaming and Hard Rock divisions enter into contracts that guarantee a minimum purchase amount or volume. Based on past consumption levels and future forecasts, the Group believes normal trading demands will satisfy all minimum requirements and therefore no additional amounts will require to be paid. Details of the main contracts are given below:

•	Contract ending March 2004 guaranteeing the purchase of £1m in electricity. If the minimum purchase amount is not met by the contract end date, the outstanding amount is rolled forward until the guaranteed amount has been purchased;

•	Contract ending March 2004 guaranteeing the purchase of £0.3m in gas. If the minimum purchase amount is not met by the contract end date, the outstanding amount is rolled forward until the guaranteed amount has been purchased;

•	Contract ending December 2005 guaranteeing the purchase of a minimum volume of soft drinks. At current prices, the minimum purchase volume equates to £2m annually and normal trading demands are expected to exceed the minimum purchase volume;

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(u) Guarantees (continued)

•	Contract ending February 2010 guaranteeing the purchase of a minimum volume of soft drinks. At current prices, the minimum purchase volume equates to £0.4m annually and normal trading demands are expected to exceed the minimum purchase volume;

•	Contract ending October 2004 guaranteeing the purchase of a minimum volume of ingredients. At current prices, the minimum purchase volume equates to £0.7m annually and normal trading demands are expected to exceed the minimum purchase volume;

In addition, many Deluxe customer contracts have performance obligations mainly focussed around the timeliness of delivery, quality of product and security. The implications of failing to meet these obligations vary from contract to contract. In the worst cases repeated offences and failure to remedy the breach could end in termination of contract and the financial loss of any advance.

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(v) Effect on turnover of differences between UK GAAP and US GAAP

	2003 £m	2002 £m	2001 £m
Turnover for the financial year in accordance with UK GAAP	1,925.9	1,508.5	1,366.9

US GAAP adjustments:
Interactive gaming turnover (a)	(350.4)	(43.9)	—

Turnover in accordance with US GAAP	1,575.5	1,464.6	1,366.9

(w) Effect on net income of differences between UK GAAP and US GAAP

	2003 £m		2002 £m		2001 £m

Profit for the financial year in accordance with UK GAAP	101.7		136.7		91.1
US GAAP adjustments:
Goodwill amortization (b)	(0.6)		0.3		(40.6)
Profit on disposal of businesses (c)	—		2.6		—
Amortization of casino licenses (d)	—		—		(5.8)
Depreciation of fixed assets (e)	0.3		—		(0.7)
Impairment of long lived assets (f)	—		(15.7)		23.8
Sale and leaseback transaction (g)	0.5		18.9		(15.4)
Pension cost (h)	(13.3)		(0.9)		16.6
Share options (i)	1.2		—		—
Capitalized software costs (j)	0.8		0.8		1.3
Accruals (k)	0.2		(0.5)		—
Provisions (l)	5.4		—		—
Derivative financial instruments (m)	(13.6)		25.7		(10.8)
Fair value adjustment to current liabilities (m)	(8.9)		—		—
Deferred taxation
- full provisioning (n)	0.8		(3.4)		248.9
- adjustments in respect of other US GAAP differences	4.0		0.3		7.4

Net profit in accordance with US GAAP	78.5		164.8		315.8

Earnings (loss) per share:
Basic: Continuing operations	13.3	p	28.0p		53.7p
Discontinued operations	—		—		(0.2	)p

Net basic earnings per share	13.3	p	28.0	p	53.5p

Diluted: Continuing operations	12.7	p	27.8	p	53.7p
Discontinued operations	—		—		(0.2	)p

Net diluted earnings per share	12.7	p	27.8	p	53.5	p

Number of shares used in calculating US GAAP basic income per share (in millions)	592.3		589.2		590.7
Number of shares used in calculating US GAAP diluted income per share (in millions)	618.5		592.4		592.4

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(x) Effect on shareholders’ equity of differences between UK GAAP and US GAAP

	2003 £m	2002 £m
Shareholders’ funds in accordance with UK GAAP	527.0	748.6
US GAAP adjustments:
Goodwill (b)	292.5	323.6
Intangible assets (b)	41.5	15.8
Contingent consideration (q)	5.1	5.1
Accumulated amortization of casino licenses (d)	(53.4)	(53.4)
Accumulated depreciation of fixed assets (e)	(46.9)	(47.2)
Impairment of long lived assets (f)	65.4	64.9
Sale and leaseback transactions (g)	(12.6)	(13.1)
Accrued pension costs (h)	(39.2)	(85.8)
Share options (i)	1.2	—
Capitalized software costs (j)	—	(0.8)
Accruals (k)	(0.3)	(0.5)
Debtors (l)	5.4	—
Derivative financial instruments (m)	1.3	14.9
Fair value adjustment to current liabilities (m)	(8.9)	—
Convertible preference shares (o)	—	(226.6)
Proposed ordinary dividends (p)	55.5	52.1
Deferred taxation
- full provisioning (n)	67.9	77.4
- adjustments in respect of other US GAAP differences	(3.8)	(7.8)

Shareholders’ equity in accordance with US GAAP	897.7	867.2

The Group has adopted Statement of Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive income and its components. Components of comprehensive income consist of the following:

	2003 £m	2002 £m	2001 £m
Net income under US GAAP	78.5	164.8	315.8

Foreign currency translation adjustment	(15.5)	(42.8)	(8.8)
Additional minimum pension liability	59.9	(119.7)	—

	44.4	(162.5)	(8.8)
Comprehensive income	122.9	2.3	307.0

Accumulated other comprehensive income	(136.7)	(181.1)	(18.6)

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(x) Effect on shareholders’ equity of differences between UK GAAP and US GAAP (continued)

Changes in US GAAP shareholders’ equity are as follows:

£m
Shareholders’ equity at December 31, 2001	957.1
Net income for the period	164.8
Ordinary share dividends	(75.8)
Convertible preference share dividends and redemption premium	(21.0)
New share capital subscribed	5.3
Amounts deducted in respect if shares issued to the QUEST	(0.7)
Additional minimum pension liability	(119.7)
Currency translation adjustment	(42.8)

Shareholders’ equity at December 31, 2002	867.2
Net profit for the period	78.5
New share capital subscribed	4.1
Ordinary share dividends	(79.4)
Convertible preference share dividends and redemption premium	(17.1)
Additional minimum pension liability	59.9
Currency translation adjustment	(15.5)

Shareholders’ equity at December 31, 2003	897.7

(y) Consolidated statement of cash flows

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

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(y) Consolidated statement of cash flows (continued)

The following table summarizes the statement of cash flows for the Group as if they had been presented in accordance with US GAAP and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash and cash equivalents under UK GAAP.

	2003 £m	2002 £m	2001 £m
Net cash flow from operating activities	225.5	57.1	209.3
Net cash (used in) provided by investing activities	(185.1)	(154.3)	(67.4)
Net cash provided by (used in) financing activities	26.3	90.6	(195.3)

Net (decrease) increase in cash and cash equivalents under
US GAAP	66.7	(6.6)	(53.4)

Effect of exchange rates on cash and cash equivalents	(1.8)	(10.1)	8.2

Cash and cash equivalents under US GAAP at beginning of year	107.2	123.9	169.1

Cash and cash equivalents under US GAAP at end of year	172.1	107.2	123.9

(z) Post Balance Events Review (Unaudited)

Deluxe Media Services (DMS) has two contracts due to expire in 2004. One of these contracts which covers the production of VHS and the distribution of VHS and DVD in the US has been extended until at least the end of 2005. As part of the new arrangements, DMS has gained additional compression, encoding and authoring business from the studio concerned.

As announced on May 18, 2004, in respect of the other contract, which relates primarily to the European DVD manufacturing and distribution business, DMS has been informed that the studio concerned will be transferring the business to a new supplier on a staged basis over the period to July 2005. In 2003, this contract accounted for 48% of DVD units supplied and 18% of total packaged media units distributed by DMS. In view of the anticipated timing of transfer of the business, Rank expects that there will only be a small impact on the Group’s operating profit before exceptional items in 2004.

While the loss of this contract is disappointing, active negotiations for additional contract business in both the US and Europe are currently in progress and are expected to reach a conclusion over the next few months. The underlying growth in the DVD market is expected to remain strong for the next few years, but the ability of DMS to continue to deliver an acceptable return and maintain profitability at the level anticipated in 2004 will be dependent upon gaining new studio contracts.

Subject to progress made on new contract wins during the remainder of the year, an exceptional charge may be incurred in 2004 relating to the impairment of certain manufacturing and distribution assets associated with the lost contract.

NOTES TO THE ACCOUNTS (continued)

36 RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) as revised in December 2003 by FIN46-R. Under that interpretation, certain entities known as “Variable Interest Entities” (VIEs) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of the interpretation are effective for all entities created subsequent to January 31, 2003 in the 2003 financial statements. There was not significant impact to the financial statements as a result of these new requirements. The measure principles will be effective for all remaining entities in 2004. The Company is currently completing its evaluation for all remaining entities, but does not expect a significant impact to the financial statements as a result.

In November 2003, the EITF reached a final consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This EITF provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 and will apply to the Group for any arrangements entered into after January 1, 2004. This is not expected to have a significant impact on the financial statements.

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

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Stock Provisions £m	Debtor Provisions £m
Balance at December 31, 2000	3	17
Charges to profit and loss		8
Utilization of provision	(2)	(13)
Currency translation adjustment	—	1

Balance at December 31, 2001	1	13

Currency translation adjustments	—	5
Utilization of provision	—	(8)
Business acquisitions and disposals	—	2

Balance at December 31, 2002	1	12

Charges to profit and loss	1	5
Utilization of provision	—	—
Business acquisitions and disposals	1	1
Currency translation adjustment	—	(1)

Balance at December 31, 2003	3	17

ITEM 18 FINANCIAL STATEMENTS

NOT APPLICABLE

ITEM 19 EXHIBITS

The following documents are filed as exhibits to this Registration Statement:

1.1*	Memorandum and Articles of Association.

2.1*	Form of Note and Guarantee Agreement between The Rank Group Plc and Holders of Guaranteed Senior Notes Issuable in Series.

4.1**	The Rank Organization Overseas Executive Share Option Plan, The Rank Organization 1995 Executive Share Option Scheme, The Rank Group 1996 Executive Share Option Scheme, The Rank Group 1996 Share Savings Scheme, and The Rank Group Long Term Incentive Plan.

4.2***	An agreement dated February 19, 2000 between Rank Leisure Holdings Plc and Reamace Limited.

4.3***	An agreement dated February 22, 2000 between Rank Leisure Holdings Plc and Shelfco (No. 1797) Limited.

4.4***	An agreement dated May 19, 2000 by and among Rank America, Inc., Rank Orlando II, Inc., Rank Orlando, Inc. and Blackstone USE Acquisition company LLC.

4.5***	An agreement dated September 3, 2000 by and among Rank Leisure Division Limited, Creamford Limited and The Rank Group Plc.

4.6***	An agreement dated September 27, 2000 by and among The Rank Group Plc, Rank Holidays Division Limited, Rank Holdings (France) SA, Rank Holdings Espana SA, Rank Holdings (Netherlands) BV, Butlins Limited, Foray 989 Limited and Bourne Leisure Limited.

4.7***	Director’s Service Contract for Michael Edward Smith dated February 25, 1999.

4.8***	Director’s Service Contract for Ian Dyson dated August 17, 1999.

4.9***	Director’s Service Contract for Alun Cathcart dated April 10, 2001.

4.10****	Rank Group 2000 Long Term Incentive Plan.

4.11*****	Rank Group 2002 Executive Share Option Scheme.

6.1	Calculation of earnings per share included in note 8 of the Consolidated Financial Statements in Item 17 of this Annual Report.

11.1	Code of Ethics (see 16.b).

12.1	Certification of Mike Smith, Chief Executive of The Rank Group Plc, pursuant to Rules 13a – 14(a) and 15d – 14(a) of the US Exchange Act of 1934, as amended, as adapted pursuant to section 302 of The Sarbanes Oxley Act of 2002.

12.2	Certification of Ian Dyson, Finance Director of The Rank Group Plc, pursuant to Rules 13a – 14(a) and 15d – 14(a) of the US Exchange Act of 1934, as amended, as adapted pursuant to section 302 of The Sarbanes Oxley Act of 2002.

13.1	Certification of Mike Smith, Chief Executive of The Rank Group Plc and Ian Dyson, Finance Director of The Rank Group Plc, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.

14.1	Consent of PricewaterhouseCoopers LLP.

*	Previously filed as exhibits to the Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated by reference herein.

**	Incorporated by reference to the Group’s registration statement on Form S-8 (No. 333- 06752) filed with the Commission on April 7, 1997.

***	Previously filed as exhibits to the Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.

****	Incorporated by reference to the Group’s registration statement on Form S-8 (No. 333 – 12838) filed with the Commission on November 3, 2000.

*****	Incorporated by reference to the Group’s registration statement on Form S-8 (No. 333 – 87314) filed with the Commission on April 26, 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Rank Group Plc

By:	/s/ IAN DYSON
Ian Dyson
Finance Director