Form 20-F
period 2004-12-31
RANK GROUP PLC /ENG
filed 2005-04-26
CIK 1026291

As filed with the Securities and Exchange Commission on April 25, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

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

Ordinary shares	624,055,505

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

The information within this report contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, with respect to Rank’s development and expansion plans in its existing businesses, including plans arising as a result of recent UK gambling legislation, and the e-gaming business, and the timing thereof, Rank’s capital expenditure plans, the growth of DVD replication and the decline of video duplication, expectations regarding the profitable extension of the Hard Rock brand, expectations regarding release patterns of block-buster films and Rank’s liquidity and capital resources, and information provided pursuant to Item 5E- Off Balance Sheet Arrangements and Item 5F – Tabular Disclosure of Contractual Obligations, and Rank’s plans to separate the Deluxe businesses. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause material differences in the results implied by the forward-looking statements including levels of consumer spending, changes in consumer tastes and preferences, level of marketing and promotional expenditure by Rank and its competitors, raw materials and employee costs, future exchange and interest rates, changes in tax rates, future business combinations or dispositions, suitable site locations, general economic conditions, amount of leisure time, availability of popular, well marketed motion pictures, initial release of films to a large number of screens, success of operational initiatives and changes in government regulations.

The Rank Group Plc

Address of principal executive offices:

6 Connaught Place

London

England

W2 2EZ

Telephone:	+44 (0)20 7706 1111
Fax:	+44 (0)20 7262 9886

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE

ITEM 3 KEY INFORMATION

3A SELECTED FINANCIAL DATA

Throughout this report we refer to operating profit before goodwill amortization and exceptional items. These business performance measures are used internally by management to manage the operations of the business. Specifically, they are used for budgeting and forecasting and subsequently to measure actual performance against these levels. They are also used for incentive purposes. If business performance and incentives were measured after goodwill amortization and exceptional items, decisions may be made which are incongruent with the long-term growth of the business.

Management believe that these non-GAAP measures reflect the underlying performance of the business without distortion from one-off exceptional events. Management believe these measures also assist the investor in gaining a view of performance and therefore the fundamental strength of the Group’s position.

The main limitation to relying on these measures alone is that they will not reflect the entire performance and cash flows of the period concerned, as the exceptional items excluded have a financial impact on the Group. Therefore, where these non-GAAP measures are discussed within this report, the relevant UK GAAP measure is also provided.

	2004 £m	2003 (restated) £m	2002 (restated) £m	2001 £m	2000 £m
Amounts in accordance with UK GAAP
Operating profit	139	161	209	172	219
Add back:
Goodwill amortization	8	6	1	—	—
Operating profit before goodwill amortization	147	167	210	172	219

Exceptional items (see page 25)	58	51	6	38	44

Operating profit before goodwill amortization and exceptional items	205	218	216	210	263

The table below sets forth selected consolidated financial data as of December 31, 2003 and 2004 and for each of the years in the three year period ended December 31, 2004, which has been derived from the Group’s audited Consolidated Financial Statements included elsewhere in this Annual Report.

Financial data as of December 31, 2002, 2001 and 2000, and for each of the years ended December 31, 2001 and 2000 has been derived from the Group’s previously published audited Consolidated Financial Statements not included in this Annual Report.

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

	2004 £m		2003 (restated) (1) £m		2002 (restated) (1) £m		2001 £m		2000 £m
Amounts in accordance with UK GAAP
Turnover	1,953		1,926		1,509		1,367		1,793
Operating profit before exceptional items	197		212		215		210		263
Operating profit after exceptional items	139		161		209		172		219
Existing operations before exceptional items	196		212		215		210		203
Acquisitions	1		—		—		—		—
Discontinued operations(2)	—		—		—		—		60
Exceptional items (3)	(58)		(51)		(6)		(38)		(44)
Income/(loss) from interests in associated undertakings and joint ventures	—		—		8		2		(23)
Profit (loss) for the financial period	(83)		123		200		160		(341)
Earnings (loss) per Ordinary share	(19.9	)p	13.3	p	19.6	p	11.9	p	(27.6	)p
Earnings (loss) per ADS(4)	(39.8	)p	26.6	p	39.2	p	23.8	p	(55.2	)p
Total assets	1,716		1,982		1,814		1,647		1,761
Long term debt (5)	669		581		468		364		445
Preference shareholders’ interest	—		—		227		224		222
Shareholders’ funds including preference shareholders’ interest(6)(7)	415		474		687		729		731
Share capital and premium (capital stock)	151		77		118		113		113
Total number of Ordinary shares (8)	624	m	596	m	594	m	592	m	592	m
Dividends per Ordinary share	14.6	p	13.9	p	13.2	p	12.6	p	12.0	p
Dividends per ADS (4)	29.2	p	27.8	p	26.4	p	25.2	p	24.0	p
Dividends per Ordinary share ($)(9)	28.0	c	24.9	c	21.3	c	18.3	c	17.9	c
Dividends per ADS ($)(4)(9)	56.0	c	49.8	c	42.5	c	36.7	c	35.9	c
Amounts in accordance with US GAAP
Turnover	1,539		1,575		1,465		1,367		1,793
Net income (loss)	(81)		79		165		316		(353)
Net income (loss) from continuing operations applicable to ordinary shares	78		89		151		308		(397)
Net income (loss) applicable to Ordinary shares(7)	(81)		62		144		295		(374)
Total assets	2,003		2,301		2,104		1,951		1,916
Long term debt	669		581		695		588		667
Basic income from continuing operations per Ordinary share	13	p	15	p	22	p	52	p	(67	)p
Diluted income from continuing operations per Ordinary share	13	p	15	p	22	p	52	p	(67	)p
Basic income (loss) per Ordinary share	(13	)p	13	p	28	p	54	p	(51	)p
Diluted income (loss) per Ordinary share	(13	)p	13	p	28	p	54	p	(51	)p
Basic income (loss) per ADS (4)	(26	)p	26	p	56	p	108	p	(102	)p
Diluted income (loss) per ADS (4)	(26	)p	26	p	56	p	108	p	(102	)p
Total assets per Ordinary share	321	p	386	p	354	p	330	p	324	p
Long term debt per Ordinary share	107	p	97	p	117	p	99	p	113	p
Shareholders’ equity	866		898		867		957		743

(1)	Profit figures for the years to December 31, 2002 and 2003 have been restated for the adoption of FRS17, UITF 38 and UITF 17 (2003). As the information is not readily available without undue effort and expense, 2000 and 2001 have not been restated. See F-6 for further details.
(2)	In 2000, discontinued operations relate to Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays. See page 10 for further details.

(3)	Exceptional items excluded above include items which are unusual or infrequent in nature, including certain activities which relate to specific restructuring activities relating to the realignment and proposed disposal of Deluxe Media and also to the integration of the 2003 acquisition, Blue Square. See page 25 & 26 for further details.
(4)	Earnings and dividends per ADS are calculated on the basis of one ADS for every two Ordinary shares.
(5)	Long term debt stated excludes cross-currency and interest rate swaps.
(6)	Shareholders’ funds include the amounts shown separately for preference shareholders’ interest.
(7)	Net income applicable to Ordinary shares is the result of deducting preference dividends and provisions for redemption premium from net income.
(8)	Total number of Ordinary shares in issue as at December 31, 2004, 2003, 2002, 2001 and 2000.
(9)	The US dollar amounts are converted at the annual closing exchange rates, as calculated by management.

Further details on amounts in accordance with US GAAP can be found in Note 35 of Item 17 of this report.

Exchange rates

The following table sets forth, for the periods and dates indicated, the average, high and low of period Noon Buying Rates for pounds sterling in US dollars per £1, based on the Federal Reserve Bank of New York Noon Buying Rates.

Period	Average*	High	Low
Year to December 31, 2000	1.51	1.65	1.40
Year to December 31, 2001	1.44	1.50	1.37
Year to December 31, 2002	1.51	1.61	1.41
Year to December 31, 2003	1.64	1.78	1.57
Year to December 31, 2004	1.84	1.96	1.75
Month of October 2004	1.81	1.84	1.78
Month of November 2004	1.86	1.91	1.83
Month of December 2004	1.93	2.00	1.90
Month of January 2005	1.88	1.92	1.85
Month of February 2005	1.89	1.93	1.85
Month of March 2005	1.90	1.93	1.87

*	The average of the Noon Buying Rates on the last day of each full calendar month during the period

On April 21, 2005 the Noon Buying Rate was $1.911 per £1.

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

The Group relies on the continuing service of a number of key personnel for the management of its activities and strategic guidance. The loss of one or more of its top management could have an adverse effect on the results of operations. Although the Group introduced a Long Term Incentive Plan in 2000 which provides for selected executives to be given restricted awards over existing Ordinary shares with a market value of up to one times base salary and the Board of Directors regularly reviews succession planning requirements across the Group, there can be no assurance that such individuals will remain at the Group or that their loss would not adversely affect the Group.

In March 2005, the Group announced that Ian Dyson is to resign as Finance Director and as a Director of the Company. A search is currently underway for his successor.

The future separation of Deluxe Film and Deluxe Media may not proceed as planned which may have an adverse impact on the future performance and structure of the Group

During 2004, the Group announced that it was investigating the separation of the Deluxe businesses from the Group. In February 2005, the Group announced that it planned to sell Deluxe Media and was continuing to investigate the options to separate Deluxe Film, which is considered to be a more complex process.

The Group may not be able to negotiate an acceptable sales price and agreement with potential buyers of Deluxe Media. This may result in the Group retaining Deluxe Media or separating the Media Services business through a different exit route which may result in operating losses and cash commitments being incurred by the Group.

In addition, the Group may conclude that it is not possible to separate Deluxe Film without damaging shareholder value. As a result, the Group’s capital structure and strategic focus may be less than optimal, placing constraints on the Group’s resources, including divisional access to capital.

Changes to legislation can impact profitability

As the Group has numerous operating companies in various parts of the world, changes to local law, including smoking bans, as well as changes to EU legislation, may have an adverse impact on certain of the Group’s operations and therefore affect the overall profitability of the Group.

Unfavorable economic conditions could reduce the demand for the Group’s products and services

A severe or prolonged economic downturn could lead to a reduction in household disposable income, which could have an adverse effect on consumer spending on leisure and entertainment, which could have an adverse impact on any one or all of the Group’s businesses.

Currency exchange rate fluctuations, particularly in respect of the US dollar, may have a negative impact on Rank’s earnings.

A number of the Group’s businesses are based in the US and Canada. Fluctuations in exchange rates will therefore impact earnings and, in particular, a further weakening of the US dollar could continue to reduce the Group’s earnings. The net translation effect of changes in average exchange rates between 2003 and 2004 was to decrease turnover by £67.4m and profit before tax by £3.2m. The average noon buying rates of the US and Canadian dollar per £1 since 2002 were as follows:

	2004	2003	2002
US dollar	1.84	1.64	1.51
Canadian dollar	2.40	2.29	2.36

Cash contributions to Rank’s pension fund could be required over time.

Rank operates a defined benefits pension fund in the UK, which has been closed to new members since 2000. As at December 31, 2004, the fund had a deficit of £29.0 million (£20.3 million net of a deferred tax asset), as calculated under FRS 17, as a result of the general decline in equity prices. Pension funding requirements depend on various factors, including interest rate levels, taxation, actuarial assumptions regarding the level of liabilities, regulatory requirements for funding purposes and changes to pension plan benefits. It is possible that further adverse changes to such variables could cause Rank to be required to contribute additional cash sums to the pension fund.

Adverse results in litigation cases could have a material adverse effect on the financial condition of the Group.

Certain Rank subsidiary undertakings are currently involved in legal actions in the US. These actions are being vigorously contested. At this time, it cannot be determined whether outcomes unfavorable to the Rank defendants are probable. The risk exists that these cases may be lost or settled at a financial cost to the Group.

Rank’s divisions operate in highly competitive industries. The Group’s leisure and entertainment businesses compete with many companies providing the same, or similar, products and services, as well as companies providing a wide variety of leisure and entertainment alternatives. Failure to maintain Rank’s competitiveness could reduce market share and profitability.

Gaming

The Gaming division operates in a highly competitive market and any failure to keep up with market developments could reduce the profitability of this division and adversely impact market share. The Group’s gaming businesses face competition from other operators and from other forms of betting and leisure activities.

In UK Bingo in 2004, Rank’s major competitor was Gala which, as at December 31, 2004, operated 166 clubs in the UK. Rank operated 121 bingo clubs at the end of 2004 and was the second largest operator in the UK.

In casinos, as at December 31, 2004, Rank had 36 casinos in the UK, making it the second largest operator. Other major UK casino operators include Stanley Leisure, Gala and London Clubs. The majority of the bingo and casino competitors and betting operators in the UK also have existing on-line operations, which compete with Rank’s own on-line businesses. Rank believes that the successful development and launch of new sites and products is necessary in order to maintain the market position of its on-line business. Changes to UK gambling legislation may also encourage new entrants in the gaming marketplace and may result in additional obligations for existing operators, which could affect the future profitability of the Group. For more information see “Item 4B Business Overview – Government Regulations”.

Hard Rock

The restaurant and retail merchandising industries are highly competitive based on the type, quality and selection of the food or merchandise offered, price, service, location and other factors. The risk exists that operating results of existing locations may be negatively affected by changes in consumer preferences for locations or entertainment hubs. Hard Rock must maintain an awareness of changing styles and tastes in order to retain current market share. The risk exists that competitors may react more quickly to changing circumstances and take some of the guest traffic away from Hard Rock operations, reducing the profitability of the Group.

Deluxe

In film processing and distribution, Rank’s principal competitor is Technicolor, owned by Thomson Multimedia. Both in North America and Europe, Deluxe and Technicolor together account for a large majority of the contracts awarded by the major Hollywood film studios for film processing. In the more fragmented creative services market, Technicolor and Ascent Media Group Inc are significant competitors but there are also many other smaller competitors. In media services, and especially in DVD replication, Cinram and Sony are significant competitors in both the US and Europe. The risk continues that existing contracted customers of Deluxe could switch to these, and other, competitors.

GAMING RISK FACTORS

The loss of any one of the Group’s gaming licences due to breaches of the relevant gaming legislation could result in the loss of other gaming licenses held by the Group.

Typically, gaming regulatory authorities in the jurisdictions in which the Group operates; the UK, Alderney, Belgium and Spain, have broad powers related to gaming operations licences. The relevant authority may revoke, suspend, condition or limit our gaming approvals and licences, impose substantial fines and take other actions, any of which could have a material adverse effect on our business and the value of our activities. Any breach of the current regulations in these jurisdictions could adversely impact profit and the Group’s ability to continue trading. Any compliance breaches arising from any gaming business could jeopardize the continuation of other gaming licences currently held by other parts of the Group, thereby adversely affecting the results of other operations.

Future profitability and growth opportunities for the Group’s UK gaming businesses will be affected by the new Gambling Act in the UK.

On April 7, 2005, a new Gambling Act (the “Act”) became law in the UK. The new Act will, among other things, allow existing UK casinos to double the number of limited prize gaming machines available in each casino from 10 to 20 machines and also increase the level of stake and prize from 50p/£2,000 to £2/£4,000 respectively. In addition, UK casinos are to be allowed to advertise for the first time.

However, the Act will also allow one new regional casino, up to eight new large casinos and up to eight new small casinos to be introduced in the future. Each of these new casinos, when licensed and operational, will be allowed to offer a greater number of gaming machines and a broader range of gaming products than existing UK casinos. As a result, the financial performance of one or more of Rank’s existing casinos may be adversely affected by the nearby presence of one or more of these new casinos which may reduce the customer attendance at Rank’s existing casinos.

Rank will be able to compete for one or more of 17 new casino licenses. However, the returns expected from such investments remain uncertain as this will depend upon a large number of factors including the degree of competition for each of the new casino licenses. Moreover, Rank may be unsuccessful in obtaining any of these new licenses or the cost may be such that the Company’s margins may be adversely effected.

Changes in taxes levied on gaming businesses can impact profitability.

Operators of bingo and casino activities in the UK are subject to additional taxes levied by the UK government. Changes to, or increase in, the rates of taxation currently levied could impact the future profitability of the Group.

The impact of large wins or irrecoverable losses by major gaming players over the short term may adversely impact the profitability of the Group.

The gaming businesses operated by the Group provide a small recurring statistical advantage in favor of the house over a period of time. However, fluctuations may occur in a finite period or as a consequence of the pattern of wins or losses arising from a single major player or a small group of such players. The results of the Group may vary significantly over time as a result of such fluctuations. In addition, the profitability of the Group may be adversely impacted by the inability to recover amounts due from major players.

Rank’s telephone betting and on-line gaming businesses are highly dependent on technology and advanced information systems.

Rank’s telephone betting and on-line operations are highly dependent on technology and advanced information systems, and there is a risk that such technology or systems could fail. A number of on-line businesses have been affected by “Denial of Service” attacks (“DoS”) which, in some circumstances can, usually for a limited period, prevent customers from accessing on-line products and services. In the event of such a failure or DoS attack, relevant business continuity procedures would take effect, but there can be no assurance that such procedures will be effective or would prevent or mitigate any material adverse effect from such failure or attack on Rank’s financial condition or operations.

In addition, Rank relies heavily on one software provider for the successful operation of its interactive betting service. If this provider was no longer able to provide its services (or was no longer able to provide its services on substantially the same terms as they are currently provided), there is a risk that Rank’s on-line operations could be adversely affected.

HARD ROCK RISK FACTORS

The Hard Rock brand value may decline as a result of unsuccessful management decisions or as a result of unauthorized use of the brand.

In expanding the use of the Hard Rock brand, management may enter into ventures with inappropriate partners, whose mismanagement of businesses bearing the Hard Rock brand may result in a decline in brand value. Merchandise bearing the Hard Rock brand has historically been subject to counterfeit production and the risk exists that the value of the brand could also decline due to over-exposure and poor quality reproduction that are the result of unauthorized use. Any decline in value of the Hard Rock brand could have an adverse effect on the financial condition or results of the Group’s operations.

Economic downturn, geopolitical instability and terrorist threats may negatively impact the business, reducing profitability.

The events of September 11, 2001, the Iraq war in 2003 and the SARS epidemic in 2003 all had an immediate negative impact on Hard Rock, in particular in the major tourist markets such as Orlando, New York, Washington DC, Las Vegas, Hollywood, Toronto, Paris, London and Rome. Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, strained international relations arising from these conflicts, and the decline in consumer confidence and continued economic weakness, may further hinder our ability to do business. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and customer confidence and spending in particular, which in turn adversely affects our revenue. Any escalation in these events or similar future events may have a direct affect on Group profitability.

Profitability may decline as a result of changes in consumer preferences.

Operating results of existing Hard Rock locations may be negatively affected by changes in consumer preferences, or changes to locations or entertainment hubs where Hard Rock does not operate. Consumer preferences can change quickly and can be difficult to predict. Rank’s inability to anticipate or respond quickly to these shifting preferences may adversely affect the financial and business performance of the Group.

Health risks associated with Hard Rock products

The Hard Rock brand may be damaged by any actual or perceived health risks associated with any of the foodstuffs and beverages served in Hard Rock Cafes. This in turn may affect the profitability of Hard Rock Cafe as well as other Hard Rock branded operations.

Merchandise sales have declined and may continue to decline.

There has been a steady decline in merchandise sales in recent years. This has arisen for a number of reasons, in particular increased competition in the merchandise market and, until mid 2003, a reduction in the number of tourists visiting the cafes. Although we pay constant attention to presentation, suitability and pricing of merchandise available in retail shops, there can be no assurance that the decline in merchandise sales will not continue. Continued significant decline in merchandise sales will have a negative impact on the profits of Hard Rock.

DELUXE RISK FACTORS

Deluxe has a limited customer base and the loss of a major contract, or failure to win new contracts, could affect earnings.

The nature of the businesses of both Deluxe Film and Deluxe Media is such that significant reliance is placed on a limited number of customers. The loss of any customer, or the failure to win new contracts or renew existing contracts, presents a risk to the businesses, as demonstrated by the loss of the Universal Studios and Fox International film contracts in 2003. Any additional contract losses could result in further charges to the income statement and a decrease in earnings.

In May 2004 the Group announced that an existing European DVD manufacturing and distribution contract will be transferred from Deluxe Media to a new supplier. This transfer is taking place on a staged basis over the period to July 2005 and will have a material impact on the Group’s operating profit from 2005. In 2004, this contract accounted for 37% of DVD units supplied and 19% of total supply chain revenues.

Given the contract loss noted above and the competitive position of Deluxe Media, management has begun a sale process for this business. As part of this sale process, further restructuring charges, or a loss on disposal may be incurred. If the sale process does not proceed as planned, then the business may incur future operating losses and use cash resources.

The Group tries to renew its major film and media contracts, on commercially favorable terms, as early as possible with the aim of increasing the average contracted length of time outstanding. As at December 31, 2004, Deluxe had contracts with studios who represented 77% of 2004 contracted volumes secured until 2008 or beyond. However, there can be no assurance that such extensions will continue, or that extensions will be signed with other studios.

For more information see “Item 4B Business Overview – Deluxe”.

Further consolidation of the motion picture industry could impact Deluxe Film’s earnings

The motion picture industry has experienced consolidation and is expected to experience further consolidation in the future. Concentration of the major motion picture distributors may result in a decline in the aggregate number of motion picture titles produced by the distributors, which may affect Deluxe Film’s ability to recover contract advance payments.

In addition, the ability of Deluxe Film’s customers to exert pricing pressure on Deluxe Film could increase if those customers become larger and the industry becomes more concentrated. Moreover, if one of Deluxe Film’s customers, particularly one of the major motion picture distributors, were to be acquired by one of Deluxe Film’s competitor’s customers, Deluxe Film could lose the film processing contract with its customer to its competitor.

Deluxe Film relies on a small number of key suppliers to supply film.

Deluxe Film relies on a small number of key suppliers to supply film. There is one primary supplier, Kodak, and two other suppliers, Fuji and Agfa. The Deluxe Film businesses use all three suppliers. Any prolonged problems with any or all of these suppliers, e.g. stock delivery, could adversely impact Rank’s profit margin or ability to deliver products and services to its customers.

Deluxe may be impacted by changes in technology, resulting in declining market share.

Changes in technology are likely to result in declining markets for some of Deluxe’s products, for example in Deluxe Media. The number of VHS units produced declined to 89m units in 2004 from 160m in 2003, resulting in a turnover decrease of 45%. There is also a threat from “Video on Demand”, which management believes may pose a threat to DVD sales in the longer term. Additionally, the next generation of DVD technology is already being developed. As it is still in the development phase, the potential impact that this may have on Deluxe’s existing DVD business is uncertain.

Certain commentators and industry participants have speculated that a digital platform will replace the current release printing process and that in the future all motion pictures will be projected from a digital file rather than by the projection of traditional 35mm release prints, thereby making existing film processing and distribution businesses technically obsolete.

The Board believes than any such move (were it to occur) would be gradual, as substantial technical and financial obstacles would need to be overcome. At present, while a number of manufacturers have developed a variety of different products, digital projectors are not yet sufficiently available, are not manufactured pursuant to common standards agreed by the major motion picture distributors, and are too expensive to purchase and service, presenting no feasible economic model for their introduction into a large number of cinemas. Management will continue to assess the longer-term implications of digital cinema for its business and will continue to take strategic steps to provide these services in the future. However, there can be no assurance as to when or if such technology will become available. In the event such technology does become available then Deluxe Film’s film processing and distribution business may be materially adversely affected.

Deluxe can be impacted by piracy causing less demand for Films, CDs and DVDs

Physical piracy (also called counterfeiting), which is the unauthorized production of audio and visual recordings and live performances for commercial sale, exists throughout the world and is a growing problem for the film and music industries.

If a film is pirated and distributed before it has been withdrawn from cinemas, the box office receipts for that film may be negatively impacted. Over time this may impact the ability of studios to finance new films and hence negatively impact the businesses of Deluxe Film.

Global CD and DVD piracy has increased, in part, due to web based communication. Audio and visual digital reproductions can be downloaded from the internet using a variety of download methods without payment to the owners of rights. These downloaded files can then be stored and played through computers or recorded onto CDs or DVDs, as the case may be.

Owners of rights continue to develop and implement new measures to protect their content against piracy. However, if piracy is not controlled, the demand for CDs and DVDs may decrease, adversely affecting Deluxe Media’s business.

For more information see “Item 4B Business Overview – Deluxe”.

ITEM 4 INFORMATION ON THE COMPANY

4A HISTORY AND DEVELOPMENT OF THE COMPANY

The Rank Group is the successor to a business established in 1937 through the formation of Odeon Theatres (the forerunner of The Rank Organisation Plc), which was acquired in the early 1940s by J. Arthur Rank. The Rank Organisation Plc was for many years principally a leading UK film producer and cinema owner. The Rank Organisation Plc was reorganized in 1996 through a Scheme of Arrangement. The Rank Group Plc was established on December 22, 1995 as a public limited company in England and Wales under the Companies Act 1985 and in October 1996 through the Scheme of Arrangement, became a holding company owning all the outstanding shares of The Rank Organisation. Rank’s registered office is at 6 Connaught Place, London W2 2EZ, telephone number + (44) 20 7706 1111. Rank’s registered agent in the US is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

In 1956, The Rank Organisation entered into a joint venture with Haloid Corporation (subsequently renamed Xerox Corporation) to form Rank Xerox, which became a manufacturer and distributor of copiers, laser printers, facsimile machines and other business-related products throughout the world, except in North America and subsequently South America. Rank’s profits from those activities were used to diversify into a range of other activities, primarily in the UK, including hotels, roadside service areas and vacation centers. As part of Rank’s strategy to redirect resources into the leisure and entertainment sectors, Rank disposed of its 33% economic interest in Rank Xerox in two tranches in 1995 and 1997.

During the 1980s, the Group focused on leisure and entertainment activities and film and entertainment services through the acquisition of UK bingo businesses, amusement centers, a caravan (recreational mobile home) vacation park business, a 50% interest in Universal Studios Florida and a 50% interest in a Canadian film laboratory. During this period, the Group divested itself of non-related businesses, including investment properties, Australian and Asian joint ventures, and other industrial interests.

In the early 1990s, the Group acquired the remaining interest in the Canadian film laboratory and acquired Deluxe Film Laboratories and Mecca Leisure Group Plc. Mecca Leisure included vacation hotels and centers, gaming businesses, nightclubs, business hotels outside of London and an interest in Hard Rock Cafes. During this period, Rank also entered into a number of partnership agreements with MCA Inc. (the then owner of Universal Studios) in relation to the development of Universal Studios Escape (which included Universal City Florida). In addition to the sale of part of its interest in Rank Xerox in 1995, other disposals included roadside service areas, and business hotels.

From 1996 to 1999 the Group grew both organically and by acquisition. During 1996, the Group acquired the owned Hard Rock Cafes and brand rights it did not already control for $410m and it acquired Hard Rock Cafe Canada for $61m. In July 1996, Duplico (a European video duplicator) was acquired for £29m and in October 1996 Rank acquired the independent UK pub restaurant chain Tom Cobleigh for £123m. During 1997, Rank acquired the Hard Rock Cafes, where they already owned the brand rights, in the Caribbean and Argentina and a logistical distribution business for video duplication in North America for a total consideration of £43m. In March 1998, Rank acquired Parkdean Holidays, a UK holiday park operator for £38m. Also in March 1998, Rank disposed of freehold property for £161m to a joint venture with The British Land Company PLC under a sale and leaseback arrangement. In July 1999, the Group invested £10m in Campotel, a campsite business in France.

In the period from 1996 to 1999 the main disposals were the disposal of the Group’s remaining interest in Rank Xerox; Rank Precision Industries for £66m; Shearings for £75m; Kingston Plantation for £30m; certain amusement arcades for £25m and Rank Film Distributors for £65m.

In 1999, Rank began to focus on fewer businesses and embarked on a major cost reduction programme. The Butlins Hotels and Haven Catered Parks were disposed of for £7m and £8m respectively and in November 1999 the Nightscene business was disposed of for £150m. In February 2000, the Group disposed of Odeon Cinemas and Pinewood Studios for £280m and £62m respectively. In July 2000, Rank sold its 50% investment in Universal Studios Escape in Florida for £182m and in September 2000 Rank sold Tom Cobleigh for £90m. In October 2000 Rank sold its Holidays Division (excluding Resorts USA) for a consideration of £650m.

Acquisitions in 2000 relating to the remaining businesses (of Gaming, Hard Rock and Deluxe) included the £12m purchase of a DVD manufacturing facility in California, Pioneer Video Manufacturing Inc., and the acquisition of the Park Tower Casino in London for £14m.

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

In July 2002, Deluxe Media entered into a venture with Ritek Corporation of Taiwan (Ritek). The venture combined the DVD assets of Deluxe and Ritek in North America and Europe. Deluxe paid a total of £34m to Ritek, spread over three years for its 80% interest in the venture.

In November 2002, Deluxe Film acquired Capital FX for £9m. Capital FX is a leading player in the UK laser and sub-titling and digital effects market.

In January 2003 the Group acquired Blue Square Limited, one of the UK’s leading internet and telephone betting businesses. The total consideration was £65m in unlisted, unsecured convertible redeemable loan stock, convertible into Rank Ordinary shares at 282p for every £1 of loan stock held. These were subsequently converted during 2004 into 23,049,643 Ordinary shares.

In July 2003, the Group acquired Disctronics, one of the largest independent DVD and CD replicators in Europe for a total consideration of £34.3m.

In 2003, the Group formed a joint venture with Sol Melia, the largest hotel resort Group in the world, to develop the Hard Rock Hotel concept through out the Americas and Europe.

During 2004, Deluxe Film consolidated its position in creative services with the acquisition of DVCC and Softitler and the 80% of EFILM not already owned. Deluxe Media acquired the 12% minority interest in Deluxe Global Media Services held by Ritek for £8.5m, of which £4.1m was paid during the year.

In February 2004, Rank sold the business and assets of Rank Leisure Machine Services Limited and Rank Seasonal Amusements Limited for a total consideration of £30.0m.

The following table shows, for the years to December 31, 2004, 2003 and 2002 the Group’s principal acquisitions and disposals:

	2004 £m	2003 £m	2002 £m
Business Acquisitions
Spanish Bingo	4	—	—
Hard Rock Hotel (relating to Sol Melia Joint Venture)	5	—	—
EFILM (80%)	18	—	—
DVCC	3	—	—
Softitler	10	—	—
Deluxe Global Media Services (12%)	9
Blue Square	—	65	—
Disctronics	—	34	—
Ritek Corporation (80%)	—	—	34
Capital FX	—	—	9
ETS	—	—	14

Business Disposals
Rank Leisure Machine Services & Rank Seasonal Amusements Ltd	(30)	—	—
British Land Joint Venture	—	—	(17)

The potential separation of both Deluxe Film and Deluxe Media was announced in September 2004. Subsequently, the Board concluded that a sale of Deluxe Media is the preferred route to separation for that business and is currently engaged in discussions with a number of interested parties. The separation of Deluxe Film is more complex and the Group is continuing to work towards a solution but any separation will only be undertaken if it is in the best interests of shareholders.

4B BUSINESS OVERVIEW

Rank is one of the UK’s leading gaming and leisure companies, measured in terms of market capitalization, with a number of international interests and, through its Deluxe division, is also a provider of services to the film industry. Rank has strong market positions in UK Gaming with Mecca Bingo, Grosvenor Casinos and Blue Square, its online and telephone betting business. In 2003, the gaming division also included Rank Leisure Machine Services, an amusement machine supply business that was sold in February 2004. Rank’s leisure businesses include Hard Rock which owns and franchises cafes worldwide and controls the rights to the Hard Rock brand internationally. Rank’s film processing, video duplication and distribution and DVD replication businesses operate under the Deluxe name across North America and in Europe. Rank also owns a vacation business in America—Resorts USA, a 25% interest in Universal Hotels and has a 10% investment in Universal Studios Japan.

Contributions to turnover and profit on Ordinary activities

The following table shows, for the years ended December 31, 2004, 2003, and 2002, turnover and profit on ordinary activities before taxation attributable to each business segment and each geographical region. An analysis of Rank’s results of operations including certain exceptional items is contained in Item 5 “Operating and Financial Review and Prospects”.

	Year to December 31, 2004
	Turnover £m	Operating profit/(loss) before exceptionals £m	Operating profit/(loss) after exceptionals £m
By Business Segment
Gaming	937.4	112.0	112.0
Hard Rock	232.0	27.8	(3.2)
Deluxe	751.7	66.3	39.2
US Holidays	32.2	4.2	4.2
Other	—	(13.2)	(13.2)

Total turnover/operating profit	1,953.3	197.1	139.0

Associates and joint ventures		—	—
Interest		(36.8)	(36.8)
Non operating exceptional items		—	(185.5)

Profit (loss) before tax		160.3	(83.3)

By Geographical Region
UK	1,160.6	106.2	91.6
North America	612.0	48.1	23.8
Rest of the World	180.7	42.8	23.6

Continuing operations	1,953.3	197.1	139.0

	Year to December 31, 2003
	(restated) (1)
	Turnover £m	Operating profit/(loss) before exceptionals £m	Operating profit/(loss) after exceptionals £m
By Business Segment
Gaming	865.7	110.9	104.9
Hard Rock	234.0	23.1	23.1
Deluxe	788.5	88.8	53.0
US Holidays	37.7	6.0	6.0
Other	—	(17.2)	(26.5)

Total turnover/operating profit	1,925.9	211.6	160.5

Associates and joint ventures		0.4	0.4
Interest		(31.3)	(42.8)
Non operating items		—	4.6

Profit (loss) before tax		180.7	122.7

By Geographical Region
UK	1,064.3	93.1	83.3
North America	665.6	87.7	47.1
Rest of the World	196.0	30.8	30.1

Continuing operations	1,925.9	211.6	160.5

	Year to December 31, 2002
	(restated) (1)
	Turnover £m	Operating profit/(loss) before exceptionals £m	Operating profit/(loss) after exceptionals £m
By Business Segment
Gaming	518.4	104.8	104.8
Hard Rock	242.7	27.6	27.6
Deluxe	704.2	89.0	82.8
US Holidays	43.2	8.1	8.1
Other	—	(14.1)	(14.1)

Total turnover/operating profit	1,508.5	215.4	209.2

Associates and joint ventures		3.3	3.3
Interest		(16.4)	(18.4)
Non operating items		5.9	5.9

Profit (loss) before tax		208.2	200.0

By Geographical Region
UK	630.3	96.3	96.3
North America	707.6	98.2	91.2
Rest of the World	170.6	20.9	21.7

Continuing operations	1,508.5	215.4	209.2

In preparing its financial statements in accordance with the Companies Act and UK GAAP, certain financial information is presented that would be viewed as “non-GAAP” under regulations issued by the United States Securities and Exchange Commission. The Company has described such items and provided disclosure on the effects and reasons for this presentation in section 3A.

(1)	Profit before tax for the years 2002 and 2003 has been restated to reflect adoption of FRS17. See F-6 for further details.

Business Segments

The Group has three main business segments: Gaming, Hard Rock and Deluxe. A description of the business activities within each of these segments is set out below:

Gaming

Mecca Bingo

Rank is one of the leading bingo operators in the UK, operating under the “Mecca” brand name. As at December 31, 2004, Rank operated a total of 121 bingo clubs in the UK with a total of 2.9m square feet of licensed premises and 11 bingo clubs in Spain. As at December 31, 2004, Mecca Bingo had approximately 1.1 million active members in the UK, 48 per cent of whom were under the age of 45.

In 2004, Mecca Bingo relocated the clubs in Burton, Bolton, Easterhouse (Glasgow) and Ellesmere Port. The Edinburgh Palais will relocate to a new, all electronic bingo club located at Fountain Park and new licenced clubs will open in Paisley, Crewe and Thanet in 2006. Rank also acquired a further bingo club in Spain in 2004 making a total of 11 clubs in that market.

While membership of Mecca’s bingo clubs has remained relatively stable over the past three years, admissions during this period have declined from 23,879,000 in 2001 to 20,933,000 in 2004. Over the same period, spend per head has increased from £9.45 to £11.49, with overall turnover increasing at a rate of 2.1% per annum over the period.

On October 25, 2003 the Group removed admission charges at its bingo clubs in conjunction with the replacement of UK bingo duty with a gross profit tax. In 2004, the gross profit tax increased turnover by £24.7m but has had little impact on operating profit. The removal of the admission charges, which contributed £6.6m in 2003, has been welcomed by customers and is considered by management to be positive for the business in the long term. However, this did result in a lower operating margin in 2004 compared with 2003.

Grosvenor and Hard Rock Casinos

Rank is the second largest operator of casinos in the UK. As at December 31, 2004, Rank operated 36 casinos in the UK, trading under the Grosvenor and Hard Rock brands with a total of approximately 0.5m square feet of licensed premises and approximately 1,200,000 members, an increase of 30% over the prior year. This increase in casino membership was stimulated by changes in the identification rules for guests which came into effect in March 2004.

Rank operates six clubs in London: two upper-end casinos, the Clermont and the Park Tower; three middle market casinos, the Gloucester, the Connoisseur and the UK’s second largest casino, the Victoria, and one of the two UK Hard Rock casinos. Rank also operated 30 provincial casinos in the UK, including the Hard Rock Casino in Manchester. In the second half of 2004, two new provincial casinos opened in Stoke-on-Trent and Bolton. In addition, Rank operates two casinos in Belgium, in Middelkerke and Blankenberge. In total, at the end of 2004, Grosvenor and Hard Rock Casinos operated 398 gaming tables, 626 electronic roulette terminals, and 287 gaming machines.

Rank aims to keep its estate up to date by refurbishing and relocating casinos where appropriate with an emphasis on a stylish and modern atmosphere that reflects its commitment to a more contemporary style to attract a wider audience, particularly younger players. The casino in Cardiff was relocated in 2004, following the relocation of casinos in Huddersfield, Portsmouth, Plymouth, Newcastle, Southampton, Great Yarmouth, Birmingham, Blackpool and Brighton.

Turnover at Rank’s casinos shows some seasonality, with some of its London casinos benefiting from an influx of overseas visitors in the summer months.

Rank was granted two new casino licences in 2004 in Swansea and Dundee.

Blue Square

The Group launched its first internet gaming site in November 2001. In January 2002, the Group was awarded a licence by the Isle of Man Government to operate an on-line casino, which was launched in July 2002. Following the acquisition of Blue Square Limited, one of the UK’s leading on-line telephone betting businesses, in January 2003, the Group’s on-line activities were brought together onto a single operating platform and the on-line casino in the Isle of Man ceased to trade. A new licence was awarded by the Alderney Gaming Control Commission and a new on-line casino company started trading in June 2003.

In addition to focusing its on-line gaming marketing on the three existing brands, BlueSq.com, MeccaGames.com and Hardrockcasino.com, Rank launched two new offerings in 2004: the Blue Square on-line casino and the Blue Square poker room. The emphasis continues to be on creating a fully integrated solution across all forms of gambling and betting allowing for maximum cross-fertilization of the customer databases. There have also been a number of sponsorship, advertising and affiliate initiatives.

The first Blue Square betting shop, located next to Rank’s Victoria Casino in London, is scheduled to open in April 2005 and aims to offer sports betting customers a different betting proposition and service approach.

Rank Leisure Machine Services

On February 10, 2004, Rank sold Rank Leisure Machine Services, its coin operated machine supply business, to Gamestec Leisure Limited for £30.0 million. Until its disposal, Rank Leisure Machine Services had formed part of the Group’s Gaming Division.

Hard Rock

While the appointment of a new CEO in March 2004 prompted a reorganization of the management team, the strategic focus of Hard Rock will continue to be the development and repositioning of the brand to improve its image and marketability, and increase the opportunities for further extension of the brand into non-restaurant activities.

Restaurant Operations

Rank owns the global rights to the Hard Rock brand name (save for combined Hard Rock casinos and hotels west of the Mississippi River in the United States – see below for further details). Hard Rock has 69 owned and 53 franchised cafes worldwide. The cafes offer American cuisine with a rock ‘n’ roll attitude and house the world’s most extensive collection of rock ‘n’ roll memorabilia. Hard Rock sells branded merchandise including ‘T’ shirts, baseball caps and other items of clothing, and collectors’ items such as Hard Rock pins. Each cafe has a merchandise shop and items can also be purchased from the Hard Rock website.

Hard Rock’s revenues tend to be seasonal with increased sales in the summer months as much of its revenues are related to tourism. In addition to restaurants, Hard Rock also markets itself through music related activities such as Hard Rock Live! and other live performances.

Company owned cafes in Bristol, Louisville, Kentucky, Destin, Florida and Foxwoods, Connecticut opened in 2004. The cafe in Hollywood, Florida was relocated during the year within the new Seminole hotel/casino. The San Juan cafe in Puerto Rico which was closed due to a fire in July 2003 re-opened in January 2005. Another new company cafe site is currently being developed in Biloxi, Mississippi as part of a new Hard Rock Hotel and Casino (see below) and the Group intends to relocate the New York cafe from 57th Street to Times Square in the third quarter of 2005.

Eight new franchised cafes opened in 2004 in Catania (Italy), Athens (Greece), Panama, Buenos Aires, Dublin, Hurghada (Egypt), Kuwait and Gothenburg. Franchised cafes in Queenstown, Belfast, and Shanghai were closed. New franchised cafes are being developed in Caracas, Belo Horizonte (Brazil), the Canary Islands and Santo Domingo.

Hotels/Casinos

Hard Rock is continuing to explore the use of its brand name within the hospitality sector, in particular in hotels and casinos. This follows the success of the Hard Rock Hotel in Las Vegas (which is owned by Peter Morton, one of the original founders of Hard Rock, who has the rights to own and operate combined Hard Rock hotels and casinos west of the Mississippi River in the United States) and the opening of the first Hard Rock international resort in Bali, which opened in 1998. Further hotels include the Hard Rock Hotel in Orlando, which opened in January 2001, and a resort hotel in Pattaya, Thailand, which opened in November 2001. An agreement to license two branded Hard Rock hotels and casinos to the Seminole Indian tribe of Florida was signed in 2002. The first urban hotel opened in Chicago in December 2003. In 2003 Hard Rock licensed a branded hotel and casino to a group in Biloxi, Mississippi that is expected to open in 2005.

The Hard Rock branded Seminole Tribe of Florida casino/hotel development replaced the Seminole Tribe of Florida’s existing gaming facilities located in Tampa and Hollywood (near Fort Lauderdale, Florida). The facility in Tampa opened in March 2004 and the one in Hollywood opened in May 2004. The Hard Rock license agreement relating to the casino/hotel developments has an initial term of 15 years from the opening of the facilities. Hard Rock is entitled to an annual license fee amounting to the total of:

•	the greater of 3% of net gaming revenues or $3m; and

•	3% of hotel room revenues.

Hard Rock also receives the net profit from the relocated cafe at the Hollywood, Florida facility, which was developed at a cost to Rank of approximately $3m.

In June 2003 Hard Rock signed a joint venture agreement with Sol Meliá to develop jointly Hard Rock hotels, primarily in the Americas and Europe. The Hard Rock Hotel in Chicago is the first Hard Rock Hotel operated by the joint venture. In addition, an agreement was signed in 2003 to license the Hard Rock hotel rights for San Diego. In 2004 an agreement was announced to develop and manage the former Paramount Hotel, New York. The re-branded hotel is due to open in late 2006. Also in 2004 an agreement was made to develop and manage the former Reina Victoria Hotel in Madrid which is due to re-open in late 2005. Further hotel licensing agreements are being sought by the joint venture.

Further opportunities are being pursued reinforcing management’s belief that the brand can profitably lend itself to expansion outside of the core restaurant operations.

Deluxe

The potential separation from the Group of both Deluxe Film and Deluxe Media Services was announced in September 2004. Subsequently, the Board concluded that a sale of Deluxe Media is the preferred route to separation for that business and is currently engaged in discussions with a number of interested parties. The separation of Deluxe Film is more complex and the Group is continuing to work towards a solution but any separation will only be undertaken if it is in the best interests of shareholders.

Deluxe Film

Deluxe Film is a leading worldwide supplier of film processing and other film services to the major producers and distributors of motion pictures. These services include the completion and duplication of release prints for cinema exhibition (film processing and distribution) along with other services provided during the production of a film (creative services). Deluxe’s film processing laboratories are based in Hollywood (California), Toronto, London, Rome and Barcelona.

The film processing business has benefited in recent years from an increasing trend in the film industry to release films to a larger number of screens to, among other things, maximize the benefits of the film’s initial marketing program. This trend has resulted in a steady increase in the number of prints per title being ordered by the film studios. However, this trend did not continue in 2004 as Deluxe Film processed fewer major titles than the previous year, 18 in 2004 compared to 31 in 2003. Management believes that the lower number of major titles seen in 2004 was temporary in nature and expects that the trends will return to a more normal pattern of growth in 2005. This has been borne out by footage volumes in the first quarter of 2005, although there can be no assurance that this trend will continue.

The Group tries to renew its major film contracts, on commercially favorable terms, as early as possible with the aim of increasing the average contracted length of time outstanding. As at December 31, 2004, film contracts with studios representing 77% of 2004 contracted volume are now secured until 2008 or beyond.

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

In 2004, following the acquisition of EFILM, a digital post-production business, and the assumption of management responsibility for the digital services businesses previously controlled by Deluxe Media, Deluxe Film grouped these businesses, and the Capital FX business purchased in 2002, into a technology intensive Creative Services sub-division. Creative Services offers a range of products including sound mixing and recording, digital scanning and recording of film, digital mastering, compression, subtitling and the digitization of studio assets and content conversion.

Revenues in Deluxe Film generally follow the release pattern of films, with peaks around the summer period, American Thanksgiving and the Christmas holiday season.

Deluxe Film places significant reliance on a limited number of key suppliers. Worldwide, there are only three principal suppliers for film – Kodak, Agfa and Fuji. The Deluxe Film businesses use all three suppliers.

The potential separation of Deluxe Film from the rest of the Group was announced in September 2004. The Group is continuing to work towards a solution but any separation will only be undertaken if it is in the best interests of shareholders.

Deluxe Media

Deluxe Media manufactures packaged media such as VHS, CD and DVD and provides supply chain solutions in the home entertainment market. With the market decline in VHS duplication and the introduction of DVD, the home entertainment market has gone through radical change. This is illustrated by the growth in DVD volumes manufactured by Deluxe in 2004, up 43% from 2003, and the decline in the number of VHS units produced, 45% down in 2004 compared with 2003.

Deluxe Media has repositioned itself as a DVD replicator and in 2002, Deluxe entered into a venture with Ritek Corporation of Taiwan in which both companies contributed their DVD related assets to the business in Europe and North America. During 2003 and 2002 the Group increased its interest in the venture and in December 2004 bought out the remaining minority interest to leave itself as sole owner. In addition, Deluxe acquired Disctronics, one of the largest independent DVD and CD replicators in Europe in 2003.

The potential separation of Deluxe Media from the rest of the Group was announced in September 2004. Subsequently, the Board concluded that a sale of Deluxe Media is the preferred route to separation for that business and is currently engaged in discussions with a number of interested parties.

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

Government Regulations

Many of Rank’s leisure and entertainment businesses are subject to government regulation in the UK and USA, including operating license requirements and regulations relating to land use and the provision of food and beverages. In particular, Rank’s UK gaming businesses are subject to the Betting, Gaming and Lotteries Act 1963, the 1968 Gaming Act, the Horserace Betting Levy Act 1969, the Lotteries and Amusements Act 1976, the Horserace Betting Levy Act 1981, the Betting and Gaming Duties Act 1981 and the Gaming (Bingo) Act 1985. Parliament passed a new Gambling Act (the “Act”) on April 7, 2005.

The Act will make a number of changes to the regulatory framework for gambling in the UK. Some of the more significant changes, as far as they will affect Rank’s casino and bingo activities, are as follows:

Single regulator – there will be a new regulator, the Gambling Commission, which will assume responsibility for all aspects of gambling in the UK save for the National Lottery, which will have its own regulator, and spread betting which will continue to be regulated by the Financial Services Authority.

More gaming machines in casinos – existing casinos will be entitled to double the number of category B gaming machines on offer from 10 to 20 machines.

Increase in stake and prize – gaming machines in existing casinos will be able to increase the maximum stake and prize from 50p/£2,000 to £2/£4,000 respectively.

Abolition of the requirement for membership and the 24-hour rule – historically, customers had first to become a member before being allowed to enter and play games in either a bingo club or a casino. Having become a member, they also had to wait 24 hours before being allowed entry. Both the requirement to be a member and the 24 hour rule have been abolished under the Act.

Casinos to be allowed to advertise – casinos will be allowed to advertise for the first time under the terms of a strict code of conduct to be determined by the new Gambling Commission.

Limited number of new casinos – under the Act there will be just one new regional casino, at least in the short term, eight new large casinos and eight new small casinos.

Each category will have differing entitlements to numbers and types of gaming machines as well as other gambling products. A summary of the three categories and the various entitlements is given below.

Category	Min Table gaming area	Min Additional gambling area	Min non- gambling area	Min total customer area	Min number of gaming tables	Category of gaming machines allowed	Machine: table ratio
Small	500m2	0	250m2	750m2	1	B,C,D	2:1 (max 80)
Large	1,000m2	0	500m2	1,500m2	1	B,C,D	5:1 (max 150)
Regional	1,000m2	2,500m2	1,500m2	5,000m2	40	A,B,C,D	25:1 (max 1,250)

The machine category determines, among other things, the level of stake and prize offered. Category A being unlimited stake and prize, Category D machines being the lowest stake and prize.

In addition to more gaming machines, new casinos will be allowed to offer sports betting and Large and Regional casinos will be allowed to also offer bingo. The location of the new casinos has yet to be determined. This will be decided by an Advisory Panel which will be appointed by Government. The Panel is due to report on the permitted locations of the new casinos by the end of 2006.

In addition to the removal of the requirement for membership and the 24-hour rule, the new Act will also introduce a number of other changes to UK bingo including:

Unlimited numbers of Category C and Category D machines – previously limited by the local magistrate, bingo clubs will now be able to offer as many of these relatively low payout machines as they wish.

Creation of rollover jackpot prizes – operators will be allowed to create rollover jackpot prizes for the first time

Removal of restriction on the number of multiple games – bingo operators will now be able to offer an unlimited number of multiple games, thereby increasing the number of big prize games on offer

Removal of statutory limits on stake and prize – this will also allow operators to offer a broader range of bingo games for customers

While the Group believes that the new measures, when introduced, should be positive for the UK casino and bingo industry, it is also continuing to lobby Government to allow existing casinos to offer the same number and range of gaming products as the new casinos.

4C ORGANIZATIONAL STRUCTURE

The registrant, The Rank Group Plc, is the parent company of the Group. The following table details significant subsidiaries all of which are 100% directly or indirectly owned and controlled by the parent company of the Group

Name	Country of Incorporation
Grosvenor Casinos Limited	England and Wales
Mecca Bingo Limited	England and Wales
Blue Square Limited	England and Wales
Rank Group Gaming Division Limited	England and Wales
Hard Rock Cafe International (USA) Inc.	US
Hard Rock International Limited	England and Wales
Deluxe Laboratories Limited	England and Wales
Deluxe Laboratories Inc.	US
Deluxe Toronto Limited	Canada
Deluxe Media Services Inc.	US
Deluxe Global Media Services LLC	US
Rank America Inc.	US
Rank Group Finance Plc	England and Wales
Rank Overseas Holdings Limited	England and Wales
Rank Leisure Holdings Limited	England and Wales

4D PROPERTY, PLANTS AND EQUIPMENT

The Group’s principal properties include the following:

Division	Property	Country	Type	Purpose
Gaming	Victoria Casino – 36,100 sq. ft.	U.K.	Freehold	Gaming
	Clermont Casino – 8,400 sq. ft.	U.K.	Leasehold	Gaming
	Bolton Casino – 30,300 sq. ft.	U.K.	Freehold	Gaming

Deluxe	Pleasant Prairie – 525,000 sq. ft.	U.S.A	Leasehold	Distribution

	Hollywood – 100,000 sq.ft.	U.S.A	Freehold	Film processing

	Little Rock – 740,000 sq. ft.	U.S.A	Leasehold	VHS duplication

	Brentford – 80,900 sq.ft.	U.K.	Leasehold	Video duplication

	Toronto – 102,000 sq.ft.	Canada	Freehold	Film processing

	Denham – 197,000 sq.ft.	U.K.	Freehold	Film processing

	Rome – 32,500 sq.ft.	Italy	Freehold	Film processing

In addition to the properties noted above, the UK Gaming operations utilize another 150 sites, of which 70 are freehold and 80 are leasehold. The contribution generated by each of these properties individually is not significant, however in aggregate they are significant to the Group’s operations.

Rank monitors the use of chemicals at its film processing sites to ensure compliance with all applicable regulations and thus minimize the risk of exposure to chemical hazards.

Rank does not currently have any material plans to construct or expand its facilities. However, the Group is constantly seeking to improve its facilities, particularly in relation to its Gaming estate.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Please see “Introduction”, which contains a cautionary statement regarding certain forward-looking statements contained in Item 5 as well as elsewhere in this document.

5A OPERATING RESULTS

Critical Accounting Policies

Rank’s main accounting policies are set out on page F-6 to F-8 of the Consolidated Financial Statements and are determined in accordance with UK GAAP. The main differences between UK GAAP and US GAAP are discussed in Note 35 to the consolidated financial statements on page F-42 to F-53. The preparation of these financial statements requires the Group to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. The Group evaluates its estimates and judgements on an ongoing basis. Rank bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Contract advances

Rank believes that the accounting treatment for contract advances is a critical accounting estimate. The Deluxe businesses enter into contracts with major studio customers that span several years. As part of these contracts, Deluxe provides advance cash payments to the customers. Both Deluxe Media and Deluxe Film capitalize the total commitment payable under each contract within debtors at the date of the agreement and record a corresponding liability on the balance sheet for any outstanding amounts. Within Deluxe Media, contract advances receivable are amortized through the profit and loss account on the basis of the estimated units to be produced over the life of the contract. Within the Deluxe Film businesses, contract advances receivable are amortized on the basis of estimated total footage over the life of the contract, unless the terms of the contract indicate an alternative treatment would be more appropriate. Estimates of footage and units are based on amounts produced in the past for that customer, future release schedules and management’s knowledge of the customer and industry.

Within Deluxe Film the amortization rate is subject to revision as the contract progresses, if estimated footage varies significantly compared to actual footage. Within Deluxe Media the amortization rate is subject to revision as the contract progresses, if the number of units to be produced, estimated at inception, varies significantly compared to actual units produced. The amortization expense in the profit and loss account will vary depending on the revised amortization rate. Revisions are made in the period in which the facts that give rise to the revision become known and can therefore impact results of operations if the assumptions used turn out to be incorrect.

Provision for loss on sale

Rank believes that the accounting treatment for establishing a provision for the loss on disposal of the Deluxe Media business is a critical accounting estimate. In September 2004, Rank decided to sell Deluxe Media, and due to the advanced status of the sales process, a provision for loss on disposal of Deluxe Media was estimated. This includes an element of impairment of the net assets to the recoverable amount (in this case net realizable value) as well as goodwill previously written off to reserves. The amount of the impairment was based on the estimated disposal proceeds less the book value of the business to be sold. As the sales process is ongoing, the disposal proceeds have not been finalized. Rank estimated the disposal proceeds based on the current offers and anticipated adjustments to the sales price. The provision amount is also dependent on the carrying value of net assets that are to be disposed. Rank estimated the carrying value of net assets to be disposed after taking into account the expected timing of the disposal and expected trading up to the date of disposal. If the actual disposal proceeds or the carrying value of net assets disposed differs from the estimates used, a balancing profit or loss may be recorded on the disposal of Deluxe Media in 2005.

Goodwill

Rank’s accounting policy relating to goodwill is based on certain estimates. In accordance with UK GAAP, capitalized goodwill is amortized over its estimated useful economic life, not exceeding 20 years. The estimated useful economic life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates. Rank believes the accounting estimates related to the recoverability of goodwill are critical accounting estimates because:

•	The valuation process is inherently judgmental and highly susceptible to change from period to period because it requires the Company to make assumptions about future supply and demand related to its individual business units future sales prices and cost savings;

•	The value of the benefit that Rank expects to realize as a result of the recent acquisitions is inherently subjective;

If Rank materially fails to meet its forecasted sales levels, or anticipated cost reductions, or if weak economic conditions prevail in primary markets, the estimated fair values of Rank’s reporting units may be adversely affected and may require an impairment review of the goodwill connected with the business.

Provision for onerous leases

Rank believes that the accounting treatment for the provision for onerous leases is a critical accounting estimate. Rank has provisions in place for leases either where the property is no longer used by the business or the expected income generated by the operation using the property is insufficient to cover future lease costs associated with the property. Under UK GAAP, the obligation for these future lease payments should be estimated and provided for in Rank’s financial statements, offset by any sub-lease income Rank believes it can generate from vacant properties.

The estimated provision is reliant upon certain factors including future rent increases, the ability to sublet property and the rental income generated by the sublease. Management use both internal and external expertise when preparing the estimates. In addition, for properties, which are still used by the business, the future operating profits of the business must be forecast.

Variations in the expected level of future rent increases, ability to sublet the property or meet its forecasts could result in actual costs differing from the provisions recorded.

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

Pensions

During the year, Rank adopted Financial Reporting Standard No 17 (FRS 17), “Retirement benefits”.

The determination of Rank’s obligations and expenses under the UK defined benefit scheme is dependent on the assumptions used by actuaries in calculating such amounts. These assumptions are described on page F-38 and include among others the rate of return on investments, the valuation method and the rate of increase of pensionable remuneration. Whilst Rank believes its assumptions are appropriate, significant changes in the actual experience or significant changes in the assumptions may materially affect the amount of the Group’s future pension obligations or future pension costs.

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

Changes in UK accounting policies

In 2004, the Group adopted FRS 17 “Retirement Benefits”. FRS 17 requires the assets and liabilities of the Group’s defined benefit pension scheme to be recognized on the Group’s balance sheet. In addition, current service costs and net financial returns are included in the profit and loss account in the period to which they relate. Actuarial gains and losses are recognized in the statement of total gains and losses. Further details are given on page F-6.

In 2004, the Group adopted UITF 38 “Accounting for ESOP trusts”. UITF 38 requires investments in own shares to be deducted from equity and not disclosed as an investment. Further details are given on page F-6.

In 2004, the Group adopted UITF 17 (revised) “Employee share schemes”. This requires the cost of the shares awarded to be equal to the fair value of the shares at the grant date. Further details are given on page F-6.

IFRS

In common with other listed companies governed by the law of an EU member state, for financial years beginning on or after January 1, 2005 the Group will be required to prepare its financial statements in accordance with international accounting standards adopted at the European level (endorsed IAS’s or IFRS’s). This requirement will therefore first be applicable to the Group’s financial statements for the year ended December 31, 2005. The Group’s IFRS convergence project, which commenced in 2003, is on track to ensure a successful transition.

Refer to Note 36 of the Financial Statements for details of changes in US accounting standards.

Operating and Financial Review

The following operating and financial review describes significant trends and events and their impacts in relation to a true and fair presentation in accordance with UK GAAP. Certain items would be accounted for differently under US GAAP. Although the impacts of the differences are material to the results of operations and shareholders’ equity, these differences are non-cash in nature and relate primarily to differences in accounting for goodwill, depreciation methods, impairment of fixed assets, pension expense recognition and deferred tax. Further details are given on pages F-42 to F-53.

The year ended December 31, 2004 (“2004”) compared to the year ended December 31, 2003 (“2003”).

2003 results have been restated to reflect FRS 17. Further details are given on F-6.

Group results

Group turnover increased 1% to £1,953.3m in 2004 from £1,925.9m in 2003. £10.3m of the turnover in 2004 related to acquisitions. The remaining improvement in turnover reflected the introduction of Gross Profits Tax at Mecca Bingo and the full year impact of 2003 acquisitions. The effect of the movement in exchange rates between 2003 and 2004 was to reduce turnover by £67.4m and is analyzed further on page 34.

Operating profit before goodwill amortization and exceptional items

Group operating profit before amortization and exceptional items was down 6% on 2003. Gaming had another good year with operating profit before amortization and exceptional items 1% ahead of 2003, with strong turnover growth. Hard Rock delivered a positive result with operating profit before amortization and exceptional items up 20% from 2003. The Deluxe business had a difficult year. Deluxe Film’s operating profit before amortization and exceptional items was down to £60.4m from £77.3m in 2003, while Deluxe Media was down to £10.9m from £15.4m. This reflects the loss of film processing contracts in 2003 and a major media services contract in 2004.

Operating profit after goodwill amortization and exceptional items

Group operating profit after goodwill amortization and exceptional items decreased 13% to £139.0m from £160.5m in 2003. The operating profit in 2004 includes £27.1m of exceptional costs in relation to Deluxe Media and £31.0m for the Hard Rock restructuring. The operating profit in 2003 included a £35.8m charge relating to the restructuring of Deluxe Media, £6.0m relating to the integration of Blue Square with Rank Interactive Gaming, and a £9.3m charge relating to legal settlements for a number of actions in the US. Exceptional items are discussed in more detail later in this section. Gaming operating profit after amortization and exceptional items was 7% ahead of 2003, with £6.0m of exceptional costs last year in relation to Blue Square. Hard Rock had an operating loss of £3.2m after amortization and exceptional items in 2004 compared to a profit of £23.1m in 2003. Deluxe operating profit after amortization and exceptional items was £39.2m in 2004 compared to £53.0m in 2003.

Exceptional operating losses

As per UK GAAP	2004 £m	2003 £m
Deluxe Media - restructuring	27.1	35.8
Hard Rock restucturing	31.0	—
Blue Square restructuring	—	6.0
Legal provision	—	9.3

Exceptional operating losses	58.1	51.1

In accordance with Financial Reporting Standard 3, “Reporting Financial Performance”, all of the above operating items are classified as exceptional due to their size or incidence.

2004

As discussed in Item 4B, Business Overview with the decline in VHS duplication and the introduction of DVD technology, the home entertainment market in which DMS operates is undergoing radical change and the Group has attempted to reposition itself as a DVD replicator. In May 2004, Deluxe Media was informed by a major studio that it would be transferring its business to another supplier on a staged basis over the period to July 2005. This contract relates primarily to European DVD manufacturing and distribution. An exceptional charge of £23.1m, comprising an impairment charge of £18.0m, onerous lease provisions of £3.8m and other costs of £1.3m, was recorded in the first half of 2004. Deluxe Media also incurred an exceptional charge of £4.0m in respect of the VHS restructuring announced at the time of the 2003 year-end results in February 2004. These charges relate to the closure of VHS manufacturing facilities in Germany, Italy and Portugal. These costs, in relation, to the Deluxe Media business, are expected to disappear after 2005 due to the disposal of the entire business.

During the year, Hard Rock’s management focus has been on developing and repositioning the brand to improve its image and marketability. The introduction of a new CEO has also prompted a reorganisation of the management team as well as a one-off detailed review of the business’ operating assets, including sites and locations. As a result of the detailed review, it was decided to relocate a number of key cafes, starting with New York, to close The Vault, a rock and roll museum in Orlando, and to write down a number of underperforming units. The effect of these actions has meant that an exceptional charge of £31.0m has been included in the 2004 results.

2003

During 2003, the Group acquired Blue Square, an internet gaming business. Prior to the acquisition of Blue Square, the Group organically developed Rank.com, its interactive gaming business. The nature of the interactive gaming market allowed management to restructure both its existing business and the acquired business of Blue Square. This restructuring and integration involved the entire operations of both businesses, including employees, location and systems and exceptional costs of £6.0m were incurred.

In addition, as discussed above, the strategic transition of Deluxe Media from video duplication to DVD replication resulted in an exceptional charge of £35.8m as the Group continued to realign Deluxe Media.

The Group had been subject to a number of legal actions in the US, including class action suits. In 2003, one of the actions was settled and progress was made on other actions, such that the Directors were in a position to make a reasonable estimate of the possible liabilities associated with the actions and a provision of £9.3m was recognised.

Exceptional non-operating items

As per UK GAAP	2004 £m	2003 £m
Provision for loss on disposal of continuing operations	181.4
Net loss on disposal of continuing operations	4.1	—
Profit on disposal of previously discontinued operations	—	(4.6)

Exceptional non-operating losses (profit)	185.5	(4.6)

In accordance with Financial Reporting Standard 3, “Reporting Financial Performance”, all of the above non-operating items are classified as exceptional due to their size or incidence.

2004

The Group announced in February 2005 that it intends to separate Deluxe Media from the rest of the Group by means of a sale and has written down the carrying value of Deluxe Media to expected proceeds. Given the status of the sales process, the total charge of £181.4m has been treated as a provision for loss on disposal. £104.7m was recognized in the balance sheet as a £25.4m impairment against goodwill, £51.7m impairment against fixed assets, £23.5m provision against contract advances and £4.1m for other costs. In addition, £76.7m goodwill, which had previously been written off to reserves, has been charged through the profit and loss account, in accordance with UK GAAP.

In addition, a £4.1m loss, principally on disposal of RLMS, the amusement machines business that was sold for £30.0m in February 2004, was incurred in 2004.

2003

In 2003, a non-operating profit of £4.6m was recognized on the write back of provisions set up on the disposal of businesses in 1999 and 2000 which are no longer considered necessary.

Joint ventures and associates

Operating profit from joint ventures and associates was £0.5m in 2004 compared to £0.8m in 2003. At the year-end, joint ventures comprise the Group’s interest in Atlab and the Hard Rock Hotels and Resorts joint venture with Sol Meliá. The Group acquired the remaining 80% of its associate, EFILM, in August 2004 and the results of EFILM have been consolidated from this date.

Cost of sales

Total cost of sales increased 4% to £1,557.6m in 2004 from £1,495.4m in 2003. £5.7m of this increase related to businesses acquired during 2004. Total cost of sales expressed as a percentage of turnover was 80% in 2004 compared to 78% in 2003. This is mainly due to the full year impact of Blue Square and also to competitive pressures within the Deluxe businesses having an impact on gross margins. Exceptional charges included in cost of sales in 2004 increased to £58.1m from £41.8m in 2003.

Distribution and administrative expenses

Distribution and administrative expenses were £265.9m in 2004 compared to £277.8m in 2003.

Other operating income

Other operating income was £9.2m in 2004 compared to £7.8m in 2003.

Operating profit

The ratio of total operating profit before exceptional items to turnover was 10% in 2004 (2003 - 11%) and the ratio of total operating profit after exceptional items to turnover was 7% in 2004 (2003 - 8%).

Interest

Interest payable before exceptional items and excluding associates and joint ventures was £36.8m in 2004 compared to £31.3m in 2003, and after exceptional items was £36.8m in 2004 compared to £42.8m in 2003. The year-on-year increase in interest payable before exceptional items is due to an increase in the average level of net debt during 2004 compared with 2003 largely reflecting the redemption of the £226m convertible redeemable preference shares at the end of 2003. An exceptional interest charge was incurred in 2003 in the redemption of the £125m 7.25% bonds. The was no exceptional interest charge in 2004.

Results before tax

Loss on ordinary activities before tax and after exceptional items for 2004 was £83.3m compared to a profit of £122.7m in 2003.

Results per share

Basic loss per share after exceptional items was 19.9p in 2004 (basic earnings per share was 13.3p in 2003).

Loss for the financial year was £119.4m compared to a profit of £95.6m in 2003.

Divisional results

Gaming

	Turnover		Operating Profit
	2004 £m	2003 £m	2004 £m	2003 (restated) £m
Mecca Bingo
UK	265.3	233.1	70.5	70.7
Spain	27.3	24.6	7.7	6.8

	292.6	257.7	78.2	77.5
Grosvenor Casinos
UK	188.4	173.7	32.1	30.1
Belgium	12.4	9.6	1.7	0.3

	200.8	183.3	33.8	30.4

Blue Square	439.6	371.9	2.9	1.9

	933.0	812.9	114.9	109.8
Goodwill amortisation (Blue Square)			(2.8)	(2.5)
Exceptional Items (Blue Square)			—	(6.0)

	933.0	812.9	112.1	101.3

Rank Leisure Machine Services	4.4	52.8	(0.1)	3.6

Total	937.4	865.7	112.0	104.9

Mecca Bingo

In the UK, the well-established trends at Mecca Bingo of lower admissions and higher spend per head continued.

Turnover increased by 14% in the year mainly due to the introduction of Gross Profits Tax in October 2003. Operating profit was marginally ahead of 2003 at £78.2m, reflecting a very healthy 27% profit margin.

Mecca now has 120 bingo clubs (East Ham closed in January 2005) with over 80,000 cashline bingo positions, 3,754 amusement with prizes machines (AWPs) and 344 jackpot machines. In addition, it has 60 electronic bingo positions and continues to trial a number of Section 21 gaming machines across the estate. Turnover from interval games and gaming machines was up 2% and 5% respectively compared with 2003.

During the year four bingo clubs were relocated to new premises, Burton, Bolton, Easterhouse (Glasgow) and Ellesmere Port. The Edinburgh Palais will relocate to a new, all electronic bingo club located at Fountain Park and new licensed clubs will open in Paisley, Crewe and Thanet in 2006.

The Spanish bingo operation continued its trend of positive like-for-like sales and profit growth achieving an operating profit of £7.7m (2003 - £6.8m). A new club at Sabadell, Catalonia, was added in December 2004, taking the total number of clubs to 11.

Grosvenor and Hard Rock Casinos

Turnover at Grosvenor Casinos in the UK was up by 8% and operating profit was up by 7%, despite the impact of more stringent identification rules imposed by the EU for casino guests, a huge increase in the number of Fixed Odds Betting Terminals (“FOBTs”) in betting shops offering roulette on the high street, and additional competition. The effect of these developments was most noticeable in the first half but had lessened by the second half when the business enjoyed double digit growth in turnover and operating profit.

Turnover of the Group’s two upper end London casinos, the Clermont and the Park Tower, was up 23% over 2003, reflecting good growth in volume and handle. However, whilst the Park Tower had an outstanding year following its refurbishment in 2003, an adverse movement in bad debts at the Clermont meant that combined profits were only up 12%.

The Group’s three mid-market London casinos – The Victoria, The Connoisseur and the Gloucester, saw turnover up by 5% and operating profit up 14%. After a challenging first six months, they all enjoyed a much more prosperous second half with turnover was up 10% and operating profit up 30%. This strong performance was driven by a 9% increase in admissions and an improved win percentage.

An unusually weak performance during the first six months of 2004 at the Group’s provincial casinos was mitigated by a substantial improvement in performance during the second half of the year. The impact in the first half of the year of the new EU identification rules and increased number of FOBTs were compounded by a number of new competitor openings in towns and cities where Grosvenor operates a casino. Taken together, these factors affected first half admissions (down 6%), handle (down 8%) and operating profit (down 16%). In contrast, the second half saw like-for-like admissions (i.e. excluding the two new casinos that opened in Stoke-on-Trent and Bolton) up by 20% handle up 8% and operating profit up 19%.

The two UK Hard Rock casinos made further progress in 2004. London is now profitable and the two casinos taken together broke even during the second half and delivered good growth in handle per head, up 15% and also attendance, up 6%. This bodes well for the future prospects for the brand within the Grosvenor portfolio. The introduction of live entertainment at the London casino for the first time has been well received and future events are being planned.

In Belgium, changes in the legislation allowing the introduction of slot machines into casinos has had a positive impact on trading. Total revenues were up by 29% and operating profit was up to £1.7m (2003 - £0.3m).

Blue Square

Total stakes wagered during the year increased by 18% to £439.6m reflecting a full year of Blue Square results in 2004 (Blue Square was acquired in January 2003) and the introduction of a new online Blue Square casino in August 2004 and a poker room in September 2004. The new products more than compensated for a decline in internet and telebet stakes, where a reduction in the number of high-roller players has improved the quality of earnings, resulting in gross win margins above last year. Overall, gross win increased by £2.5m to £25.6m. Reported operating profit before goodwill amortization and exceptional items increased to £2.9m (2003 - £1.9m). Operating profit after goodwill amortization and exceptional items was £0.1m compared with an operating loss of £6.6m in 2003.

Hard Rock

	Turnover		Operating (Loss)/ Profit
	2004 £m	2003 £m	2004 £m	2003 (restated) £m
Owned cafes	215.2	222.0	25.7	24.4
Franchise and other income
Cafes	5.6	6.3	5.4	5.8
Hotels and gaming	10.5	3.9	9.9	5.2
Territory sales	0.7	1.8	0.7	1.8
Overheads	—	—	(13.9)	(14.1)

Total before exceptional items	232.0	234.0	27.8	23.1

Exceptional Items	—	—	(31.0)	—

Total	232.0	234.0	(3.2)	23.1

Hard Rock delivered a strong result in 2004. Reported turnover was £2.0m below 2003 after an adverse currency impact of £21.0m. In constant currency, turnover was up by 8%. A much improved performance in the owned cafes, combined with a first time contribution from the two Seminole hotel/casinos, resulted in operating profit before exceptional items up 20% to £27.8m (2003 - £23.1m). This was achieved despite the impact of adverse currency movements which reduced overall operating profit before exceptional items by £2.0m compared with 2003. During the year, the new management team performed a detailed strategy review and decided to relocate a number of key cafes, starting with New York, to close The Vault, a rock and roll museum in Orlando, and to write down a number of under performing units. After reflecting the £31.0m exceptional costs incurred as a result of the review, Hard Rock incurred an operating loss in 2004 of £3.2m. No exceptional costs were incurred in 2003.

In the owned cafes, like-for-like sales for the year were driven by a strong recovery in Europe while North America was slightly below last year. Overall food and beverage sales were up 3.4% and merchandise sales were down 5.0%.

Despite the impact of adverse currency movements, operating profit before exceptional items from owned cafes was up 5%, reflecting tighter cost controls and the contribution from new units. The improvement in profitability was particularly notable in the second half of the year and reflects the results of a detailed review and reassessment of cafe performance with an improved focus on margin management. After taking into account the exceptional charge, owned cafes reported an operating loss of £5.3m compared with £24.4m operating profit in 2003.

Operating profit generated from cafe franchise and other income was down 7% to £5.4m, although in constant currency this was up by 6%. Hotel and gaming franchise income contributed £9.9m in 2004 (2003 - £5.2m), reflecting another strong performance by the Orlando hotel, dividends from the Group’s interest in the Universal Rank Hotel Partnership in Orlando, and fees relating to the hotel joint venture with Sol Melia. In addition, gaming franchise income benefited from the combined fees from the two Seminole hotel/casinos that opened during the year. Both properties are performing well and in line with expectations. Territory fees included Venezuela, Dominican Republic, Canary Islands and Gothenburg.

During the year new owned cafes opened in Bristol, Louisville, Destin (FL) and at Foxwoods. The cafe in Hollywood (FL) was also relocated during the year within the new Seminole hotel/casino. Eight new franchised cafes opened in 2004: Catania (Italy), Buenos Aires, Dublin, Panama, Athens, Hurghada (Egypt), Kuwait and Gothenburg. The closure of franchised cafes in Queenstown, Belfast and Shanghai means that there are now 69 owned and 53 franchised cafes, operating in 41 countries.

Hard Rock Joint Venture

A £0.5m loss was reported by Lifestar, the Hard Rock joint venture with Sol Melia which develops the Hard Rock Hotel concept throughout the Americas and Europe. The loss primarily related to the dvelopment of the New York Paramount Hotel.

Deluxe

	Turnover		Operating Profit
	2004 £m	2003 £m	2004 £m	2003 (restated) £m
Film Services	366.6	419.9	60.4	77.3
Media Services	385.1	368.6	10.9	15.4

	751.7	788.5	71.3	92.7

Goodwill amortisation			(5.0)	(3.9)
Exceptional Items			(27.1)	(35.8)

			39.2	53.0
Associate and joint venture			0.5	0.4

Total			39.7	53.4

Deluxe had a difficult year in 2004 with turnover down 5% and operating profit down 23% before exceptional items and goodwill amortization. Operating profit after exceptional items and goodwill amortization was down 26% compared with 2003.

Deluxe Film

Film Processing

Volumes in film processing were down 9% on 2003. This reflects the loss of the Universal and Fox International contracts in 2003 and a reduction in the number of major titles produced by certain studio customers. After taking account of adverse currency movements of £18.8m, the processing and distribution business experienced a 14% reduction in turnover to £315.6m. With Deluxe Film processing 31 major titles in 2003, 2004 had just 18 such titles, including Spider-man 2, The Day After Tomorrow and I, Robot. Management believes that the lower number of major titles seen in 2004 was temporary in nature and with a number of major titles scheduled for this year, including XXX2, Son of the Mask and Fantastic Four, it is expected that the trends in footage will return to a more normalized pattern of growth. Operating profit before goodwill amortization was £49.9m, with currency movements having reduced the reported figure by £4.2m. Operating profit after goodwill amortization was £48.9m compared with £68.6m in 2003.

Having extended two film contracts during 2004, all of Deluxe Film’s contracts are secure until at least the end of 2007, with 77% of 2004 contracted volume secure until at least 2008. The weighted average contract life was 53 months at December 31, 2004.

Creative services

Following the acquisition in August 2004 of the 80% of EFILM not already owned and the integration of the digital services businesses, previously managed by Deluxe Media, Deluxe Film is now able to offer an end-to-end solution to its studio customers, covering a number of key post-production and pre-DVD mastering services. In 2004, the creative services business increased turnover by 56% to £51.0m and operating profit before goodwill amortization by 40% to £10.5m. After goodwill amortisation, operating profit increased to £8.5m in 2004 compared with £6.4m in 2003. The results for 2004 only reflect a part year contribution from both DVCC and Softitler, which were acquired during 2004. Underlying growth in operating profit, after adjusting for acquisitions, was 24%.

Deluxe Media

Deluxe Media - VHS

The demand for VHS has continued to decline with just 89m units (2003 – 160m units) being produced, leading to a 45% decline in turnover and an operating loss of £0.5m.

Deluxe Media - DVD

While volumes in DVD manufacturing were up by 43%, reflecting a full year’s contribution from Disctronics, which was acquired during the second half of 2003, margins fell as a result of the loss of a major contract and pricing pressures. While the loss of a major DVD contract, announced in May 2004, had a modest impact on operating financial performance before exceptional items during the year, in the absence of any major contract wins, operating margins and profits will be much lower in 2005.

Deluxe Media - Distribution

The continued growth in demand for DVD and the addition of a major new contract were key factors behind the growth in revenues and volume for the distribution business. Total volumes increased by 24% to 649m units (2003 – 523m units) and revenues increased by 17% to £125.4 (2003 - £106.8m). However, increased competitive pressures and larger than expected set-up costs relating to a new customer meant that operating profit fell to £2.2m (2003 - £11.5m).

As a result of the continued decline of VHS demand and the loss of a major DVD and distribution contract, the Group announced in February 2005 that it intends to exit the Deluxe Media business with a sale the preferred route. The Group has incurred exceptional charges relating to the strategic restructuring of Deluxe Media and the subsequent decision to sell Media of £208.5m, of which £27.1m are operating charges and £181.4m are non-operating in nature. Further details are given on page 26.

Deluxe associates and joint ventures

Deluxe associates and joint ventures comprises the joint venture investment in Atlab and the contribution from EFILM until the acquisition of the remaining 80% of the company in August 2004 that has resulted in EFILM being consolidated within Deluxe Film from the date of acquisition.

US Holidays

The US Holidays business generated operating profit of £4.2m and net cash of £5.6m, compared with £6.0m and £7.8m, respectively in 2003.

Discontinued operations

Under UK GAAP, there were no material discontinued operations in 2004.

Acquisitions

During 2004, the Group made a number of acquisitions. Summary details are as follows:

On July 30, 2004 the Group acquired the assets of Vision International Services (UK) Ltd, a software business specializing in supply chain services, for cash consideration of £0.3m.

On August 2, 2004 the Group acquired control of 100% the common stock of MediaVu LLC, a software company specializing in the transmission of digital images, for deferred images, for deferred consideration of £0.2m.

On August 5, 2004 the Group acquired 100% of the issued share capital of Softitler (being Softitler Net Inc, La compagnie Softitler du Canada Inc, DigiTitles srl and DigiCaptions India Pvt), one of the world’s leading DVD content localization businesses specializing in subtitling, for consideration of £9.8m including deferred consideration of £2.5m. For the period since acquisition, turnover of £2.6m and operating profit of £0.5m before goodwill amortization are included within the consolidated profit and loss account as continuing operations – acquisitions.

On August 6, 2004 the Group acquired the remaining 80% of the common stock of EFILM LLC, a leading digital film laboratory, for consideration of £18.2m including provisional deferred consideration of £2.7m. The only significant fair value adjustment recorded against EFILM was to write down certain outdated technology assets with limited future value to the business. Consideration reflected in prior years represents amounts paid to purchase the Group’s original 20% holding in EFILM less the Group’s share of post-acquisition associate losses.

For the period since acquisition, turnover of £5.1m and operating profit of £Nil before goodwill amortisation are included within the consolidated profit and loss account as continuing operations – acquisitions.

On August 10, 2004 the Group acquired certain assets of the Digital Video Compression Corporation, one of the world’s leading DVD compression and authoring businesses, for cash consideration of £2.5m.

On December 15, 2004 the Group acquired a new bingo club in Sabadell for consideration of £4.1m including deferred consideration of £1.5m.

There is no significant difference between the book value and provisional fair value of any acquisition except where discussed above.

Since acquisition, acquisitions did not contribute materially to turnover or operating profit except where discussed above.

Geographical contributions

UK operations contributed 59% of turnover on continuing operations in 2004 and 54% of operating profit before exceptional items compared with 55% and 44% respectively in 2003. North America contributed 31% of turnover on continuing operations before acquisitions and 24% of operating profit before exceptional items in 2004 compared with 35% and 41% in 2003, respectively. The UK operations contributed 66% of operating profit after exceptionals and the US operations 17% (2003 figures were 52% and 29% respectively). The rest of the world made up the balance.

Associates and joint ventures

These comprise the Group’s interests in EFILM (which became a 100% subsidiary in August 2004), Atlab and Lifestar, the Hard Rock joint venture with Sol Melia. These businesses contributed £nil to net profit before tax in 2004 compared with £0.4m in 2003.

Non-operating items

All non-operating items are exceptional in nature and further details are given on page 26.

Interest expense

Interest on managed businesses before exceptional items was £5.5m higher in 2004 totaling £36.8m, reflecting a higher level of average net debt during the year. After exceptional items, interest on managed businesses was £6.0m lower in 2004 as an exceptional charge of £11.5m was recognized during 2003 on redemption of the £125m 7.25% Eurobond. Interest cover, expressed as the ratio of Group operating profit before exceptional items to managed businesses’ interest before exceptional items, was 5.4 times in 2004, compared with 6.8 times in 2003. Interest cover, expressed as the ratio of Group operating profit after exceptional items to managed businesses’ interest, was 3.8 times in 2004, compared with 3.8 times in 2003.

Results before tax

Profit before tax and exceptional items was £160.3m in 2004 compared to £180.7m in 2003.

Loss before tax was £83.3m in 2004 compared with a profit of £122.7m in 2003.

Exchange rates

The average exchange rates used and the net translation effect of changes in average exchange rates between 2003 and 2004 are summarized in the table below.

	Average exchange rate		Impact on 2004
	2004	2003	Turnover £m	Operating profit £m
US dollar	1.84	1.63	(62.9)	(5.5)
Canadian dollar	2.40	2.32	(2.3)	(0.1)
Euro & Other	1.46	1.45	(2.2)	(0.4)

			(67.4)	(6.0)
Gaming			(0.4)	(0.1)
Hard Rock			(21.0)	(2.0)
Deluxe			(42.0)	(3.4)
US Holidays			(4.0)	(0.5)

			(67.4)	(6.0)
Interest				2.8

Net impact on profit before tax				(3.2)

Taxation

The effective tax rate, before exceptional items, is 28.0% and the pre-exceptional current tax rate is 10.9% compared with 29.7% and 7.4% in 2003 respectively. Cash tax liabilities relating to 2003 profits benefited from tax losses in the US.

The effective tax rate after exceptional items is –42.5% compared with 21.7% in 2003. The post-exceptional tax rate is impacted by the provision for loss on disposal of Deluxe Media Services which results in significant permanent differences.

The year ended December 31, 2003 (“2003”) compared to the year ended December 31, 2002 (“2002”)

As explained on page F-6, the Group adopted Financial Reporting Standard 17, “Retirement Benefits”, during the year and has restated 2003 and 2002 results accordingly.

Group results

Group turnover increased 28% to £1,925.9m in 2003 from £1,508.5m in 2002. £351.2m of the turnover in 2003 related to acquisitions, the most significant of which was the Blue Square transaction within Gaming which accounted for £308.8m of the increase in turnover. The remaining improvement in turnover reflected growth in Gaming and Deluxe, offset by a weaker performance at Hard Rock and adverse currency movements. The effect of the movement in exchange rates between 2002 and 2003 was to reduce turnover by £26.4m and is discussed further on page 42.

Operating profit before exceptional items

Group operating profit before exceptional items was down 2%. Gaming had another excellent year with operating profit before exceptional items 6% ahead of 2002, reflecting both strong turnover growth and further improvement in operating margins in both Mecca Bingo and Grosvenor Casinos. Deluxe Film operating profit was up 13% due to a strong release schedule. Deluxe Media Services operating profit was down 28% as a result of declining VHS volumes and margins and transitional costs as the business migrates to DVD. As expected, Hard Rock continued to experience difficulties as a result of the continued downturn in international tourism. Operating profit in the Hard Rock division was down to £23.1m from £27.6m in 2002.

Operating profit after exceptional items

Group operating profit after exceptional items decreased 23% to £160.5m from £209.2m in 2002. The operating profit in 2003 includes a £35.8m charge relating to the restructuring of Deluxe Media Services, £6.0m relating to the integration of Blue Square with Rank Interactive Gaming and a £9.3m charge relating to legal settlements for a number of legal actions in the US. The operating profit in 2002 included a charge of £6.2m relating to the impairment of DVD assets in Deluxe Media. The exceptional items are discussed in more detail later in this section. Gaming’s operating profit after exceptionals was 4% ahead of 2002 and Deluxe Media Services’ operating loss after exceptionals was £16.6m compared with an operating profit after exceptionals of £20.3m in 2002. There were no exceptional charges in Hard Rock or Deluxe Film.

Profit before tax

Profit on ordinary activities before tax and after exceptional items for 2003 was £122.7m compared to £200.0m in 2002. The decrease is largely attributable to the larger exceptional items charge in 2003 of £58.0m compared to £6.2m in 2002. Exceptional items are discussed below.

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

In Europe, the decline in VHS has lagged behind US trends but volume was still 20% down in 2003. As a consequence, subsequent to the year-end, the decision was taken to close the duplication plants in Germany, Italy and Portugal, and concentrate duplication into three locations in the UK, Spain and Sweden. These closures, together with further actions that will be taken to restructure the European VHS business, are expected to give rise to a further exceptional item of around £10m, which, in accordance with FRS 12 “Provisions, Contingent Liabilities and Contingent Assets”, will be booked in 2004.

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

Earnings per share

Basic earnings per share after exceptional items was 13.3p in 2003 (2002 19.6p). The decrease reflects the increase in exceptional charges year on year (2003 £29.1m, 2002 £1.7m). A further discussion on the nature of the exceptional items is given later in this section.

Profit for the 2003 financial period was £95.6m compared to £138.7m in 2002.

Divisional results

Gaming

Mecca Bingo

In the UK, the well-established trends at Mecca Bingo of lower admissions and higher spend per head continued. Turnover increased by 1% in the year and was affected in the fourth quarter by the removal of box office fees following the change to a gross profits tax regime at the end of October 2003. Operating profit was marginally ahead of 2002 at £70.7m, reflecting a very healthy 30% profit margin.

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

Grosvenor and Hard Rock Casinos

Turnover at Grosvenor Casinos was up by 6% and operating profit was up by 2%, despite difficult trading conditions in the London market during the year. The provincial casinos continued their strong growth trend with profits up a further 16% in the year.

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

The Group’s provincial casinos enjoyed another strong year with turnover up 10% and operating profit up 12%. Since 2000, operating profits in this business have doubled as a result of the continuous investment in relocations, new licences and product development. This combination of initiatives succeeded again in increasing both admissions and handle per head in 2003. Whilst the relocation programme continues apace, the uplift in performance from the introduction of electronic roulette and the other new products during 2002 has now been realised. This factor, together with increased competition in certain key locations, resulted in a slowdown in the rate of growth in admissions and handle during the second half of the year.

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

All of Deluxe’s film contracts as at 31 December, 2003 are secure until at least 2005, with 82% of 2003 contracted volume secure until at least 2006, with a weighted average contract life of 49 months.

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

The rate of decline of VHS continued to accelerate during the year with 160m units compared with 224m in 2002 being produced, leading to a decline in turnover of 38% and an operating loss before exceptional items and goodwill amortization of £8.9m. In contrast, the DVD/CD side of the business continued to make excellent progress. Total volume increased to 162m discs compared with 69m in 2002, revenue grew by 270% and operating profit increased before exceptional items and goodwill amortization with major titles produced in 2003, including the Indiana Jones box set and Seabiscuit. While technological advances have meant that the manufacturing costs are typically lower for DVD than VHS, the relative pricing and costs associated with the transition from VHS to DVD led to lower combined profits in VHS and DVD manufacturing. The global market for DVD grew by 46% in 2003 and is expected to continue to grow strongly. As a result of the exceptional costs incurred in the transition from VHS to DVD, VHS reported an operating loss after exceptional items and goodwill amortisation of £29.5m and the DVD business reported an operating loss after exceptional items and goodwill amortisation of £4.0m.

The growth in demand for DVD was the major factor behind the growth in the distribution business where total volumes increased by 18% to 523m units compared with 443m in 2002. Revenues increased by 18% to £106.8m, compared with £90.8m in 2002, and operating profit almost doubled to £11.5m, compared with £5.3m in 2002.

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

Deluxe associates and joint ventures

Deluxe associates and joint ventures comprises the 20% interest in EFILM and the joint venture investment in Atlab. The acquisition of the remaining 50% of ETS on 31 December, 2002 resulted in that business being consolidated within Deluxe.

US Holidays

The US Holidays business generated operating profit of £6.0m and net cash of £7.8m, compared with £8.1m and £13.0m, respectively in 2002.

Central costs and other

The increase in central costs is largely as a result of increased insurance costs and a net £1.2m expense in Other compared with a £4.4m profit in 2002. Exceptional charges included within central costs relate to £9.3m for legal provisions relating to legal actions in the US. Total central costs and other after exceptional charges was £21.9m in 2003.

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

Geographical contributions

UK operations contributed 55% of turnover on continuing operations in 2003 and 44% of operating profit before exceptional items compared with 42% and 46% respectively in 2002. North America contributed 35% of turnover on continuing operations before acquisitions and 41% of operating profit before exceptional items in 2003 compared with 47% and 45% in 2002, respectively. The rest of the world made up the balance.

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

Profit before tax and exceptional items

Profit before tax and exceptional items was £180.7m in 2003 compared to £206.2m in 2002.

Exceptional items

The net exceptional charge of £29.1m in 2003 comprises:

£m
Exceptional items within operating profit
- Deluxe Media restructuring	(35.8)
- Blue Square restructuring	(6.0)
- Legal provision	(9.3)

Non-operating exceptional items
- Release of disposal provisions	4.6

Exceptional item within net interest payable and similar charges
- Premium on redemption of £125m Eurobond	(11.5)

(58.0)
Tax
- Credit on exceptional items above	13.4
- Release of disposal provisions	12.7

(31.9)
Minority Interest share of Deluxe Media Services restructuring	2.8

Total	(29.1)

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

The Group recognized an exceptional tax credit in 2003 of £26.1m of which £13.4m relates to the exceptional charges discussed on page 25 and £12.7m relates to tax liabilities provided on the disposal of the Holidays business which are no longer required.

The effective tax rate after exceptional items is 21.7% compared with 29.9% in 2002.

5B LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The Group’s primary sources of liquidity are cash flows from operations and borrowings under various credit facilities. The Group generated a net cash outflow of £85.4m in 2004 (2003 net inflow of £70.8m). Cash flow from operating activities was an inflow of £260.2m in 2004 (2003 net inflow of £291.9m). Cash flows are dependent on the cash generation/consumption of the Group’s component businesses. The cash flows from component businesses are dependent on the general economic conditions prevailing in the markets in which the Group competes and a decline in the conditions in those markets, such as that experienced by Hard Rock immediately after the events of September 11, 2001, will have a negative impact on those cash flows. See “Item 3D Risk Factors” for a more complete discussion of the risks and uncertainties that could lead to fluctuations in the level of future cash flows.

At December 31, 2004, the Group had undrawn committed facilities available amounting to £246.2m compared with £200.0m in 2003. The debt facilities available to the Group are, in the opinion of the Rank Group, adequate to satisfy the current and expected levels of working capital required in the operating businesses.

Debt levels at the Group have fallen in 2004 partly due to the conversion of £65m convertible bond into equity during the year. This convertible bond was incurred in connection with the acquisition of Blue Square in January 2003.

Borrowings

At December 31, 2004, net debt (defined as gross debt less cash and deposits) was £606.7m compared with £700.5m at December 31, 2003. The decrease in net debt was mainly due to conversion of the £65m convertible bond into Rank shares.

Debt levels are generally higher following payment of the interim and final dividends in May and October each year. The level of debt will also fluctuate according to the timing of capital expenditure during the year.

Net debt as a percentage of shareholders’ funds was 149% at December 31, 2004 compared with 153% at December 31, 2003. The Company’s Articles of Association state that borrowings shall not exceed two and a half times the adjusted share capital and consolidated reserves of the Group.

The Group’s borrowings as at the year end had not breached any covenants or other restrictions that could trigger the early repayment of the debts. The Group’s committed facility of £400.0m is subject to covenants regarding the level of debt and interest in comparison to earnings before interest, tax and depreciation. However the Group continues to operate within the ranges prescribed. The Group’s ability to finance its operations through debt is not sensitive to movements in the credit ratings published by external third parties.

The maturity profile of Group’s borrowings and interest rate structure is set out in the table below as well as discussed in Note 19 of the notes to the Consolidated Financial Statements included in Item 17 to this Annual Report.

Group debt repayment obligations	Less than one year £m	1-2 years £m	2-5 years £m	After five years £m	Total £m
Short-term borrowings	19.6	—	—	—	19.6
Long-term borrowings	—	155.2	273.1	239.6	667.9
Capital lease obligations	2.3	0.5	0.4	0.3	3.5

Total	21.9	155.7	273.5	240.2	691.0

At December 31, 2004, commitments to make payments under operating leases in the following 12 months were:

Group operating lease commitments	Land and buildings £m	Plant and machinery £m	Total £m
Leases expiring in one year	3.0	0.5	3.5
Leases expiring in two to five years	11.6	16.5	28.1
Leases expiring in more than five years	48.1	—	48.1

Total	62.7	17.0	79.1

At December 31, 2004, the Group had made commitments for capital expenditure of £5.3m and guarantees of £4.0m in 2004 compared with £35.6m and £27.3m respectively in 2003.

Treasury policy

Rank seeks to achieve certainty of value on its foreign currency purchases and sales by buying or selling forward a portion of its estimated net currency requirements up to a year ahead, or longer where an external currency exposure exists or is forecast to exist. The Company aims to hedge at least 80% of anticipated core currency transaction exposures for the following 12 months. This is executed at the beginning of the financial year. Therefore there were no hedges for the upcoming year outstanding as at the year-end.

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

Fair values

The estimated fair values of the Group’s financial assets and financial liabilities at December 31, 2004 and 2003 are set out below. The fair value of quoted borrowings are based on year end mid-market quoted prices. The fair values of other borrowings and the derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

Primary financial instruments held or issued to finance the Group’s operations:

	2004		2003
	Net carrying amount £m	Fair value £m	Net carrying amount £m	Fair value £m

Short term financial liabilities and current portion of long term borrowings	(21.9)	(21.9)	(292.1)	(301.0)
Long term borrowings	(669.1)	(665.3)	(580.5)	(577.6)
Cash at bank and liquid investments	84.3	84.3	172.1	172.1
Other financial assets	15.5	15.5	20.0	20.0
Other financial liabilities	(48.4)	(48.4)	(79.6)	(79.6)

The difference between net carrying amount and estimated fair value reflects unrealized gains or losses inherent in the instruments based on valuations at December 31, 2004. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

Financial derivative instruments

The estimated current value of the foreign exchange forward contracts and interest rate swaps entered into to hedge future transaction flows and on-balance sheet exposures are set out below based on quoted market prices.

	Book value 2004 £m	Current value 2004 £m	Book value 2003 £m	Current value 2003 £m

Interest rate swaps	—	(0.8)	—	(0.4)
Foreign exchange forward rate contracts	—	—	—	2.3
Foreign currency swaps	—	(2.9)	2.0	2.0
Commodity forward contracts	—	0.1	—	(0.6)

Shareholders’ equity

Shareholders’ equity, exclusive of minority interests, was £406.0m at the end of 2004 compared with £458.1m at the end of 2003 (restated).

Net assets, exclusive of minority interests, per Ordinary share at December 31, 2004 were 65p, compared with 77p at the end of 2003 (restated).

If shareholders’ equity had been determined in accordance with US GAAP, shareholders’ equity attributable to the holders of Ordinary shares would have been £866.2m at December 31, 2004, compared with £897.7m at December 31, 2003. See Note 35 of the notes to the Consolidated Financial Statements included in Item 17 to this Annual Report.

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

(i)	Future exchange rate movements, in particular the US dollar

Rank earns a sizeable proportion of its revenues overseas, with the majority of these being denominated in US dollars. The Group is adversely affected upon translation of these amounts into sterling by a weakening dollar-sterling exchange rate. This adverse translation effect is partially offset by a reduction in the interest expense incurred on the Group bank debt, which is largely denominated in US dollars.

Rank does not choose to hedge overseas revenues using derivatives due to the uncertainty and unpredictability in forecasting the currency/timing of these amounts.

(ii)	Changes in government regulations and the timing of implementation thereof

As discussed on page 6, the new UK Gambling Act, which became law on April 7, 2005, may have a profound impact upon the Group. The Group are already preparing for many of the changes which are expected to become effective over the next few months. However, there remains some uncertainty regarding the exact timing and impact of each of the changes to the regulatory framework.

(iii)	Changes in consumer tastes and discretionary spending/general economic decline in the Group’s principal markets

Our businesses are reliant upon consumers choosing our products and services as part of their discretionary spend. Any switch in tastes and habits could divert spending away from our businesses.

In addition, a general economic decline in our main markets of the UK and the US could restrict disposable income available to consumers, who may then choose to amend discretionary spending habits.

(iv)	Increased raw material and employee costs

One of the key factors relating to profitability in our businesses are these variable costs which have a direct impact on our margins of profit. Raw material costs, in particular for our Deluxe business, but also in relation to food costs for Hard Rock can fluctuate adversely. Minimum wage legislation can also increase direct labor expense. Both of these may potentially increase cash outflow for the Group.

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

5F TABULAR DISCLOSURES OF CONTRACTUAL OBLIGATIONS

The known contractual obligations of the Group as at December 31, 2004 were:

	Payment due by Period
Contractual Obligations	Total £m	Less than 1 year £m	1-5 years £m	More than 5 years £m
Long-Term Debt Obligations	672.2	3.1	429.2	239.9
Capital (Finance) Lease Obligations	3.5	2.3	1.0	0.2
Operating Lease Obligations	79.7	3.5	28.1	48.1
Purchase Obligations	32.7	17.8	14.9	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statement	144.7	85.5	59.2	—

Total	932.8	112.2	532.4	288.2

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A DIRECTORS AND SENIOR MANAGEMENT

Directors

Alun Cathcart joined Rank as Chairman on May 1, 2001. Age 61. He is Deputy Chairman of Avis Europe Plc, Chairman of Palletways Limited and Deputy Chairman of Belron International Limited.

Mike Smith joined Rank as Chief Executive on April 1, 1999. Age 58. He is a member of the Executive Committee. He is also a non executive Chairman of communisis plc.

Ian Dyson joined Rank as Finance Director on September 13, 1999. Age 42. He is a member of the Executive Committee. On March 14, 2005, it was announced that Ian Dyson is to resign from his position of Finance Director. His leaving date has not yet been determined. A search for his successor is currently underway.

David Boden joined Rank in 1977 and was appointed to the Board as an executive Director on March 1, 2005. Age 48. He is a member of the Executive Committee. He is also a Director of the British Casino Association Limited, The National Bingo Game Association Limited and Business in Sport and Leisure Limited.

Richard Greenhalgh joined Rank as an independent non-executive Director on July 1, 2004. Age 60. He is also Chairman of First Milk, Templeton College Oxford, The Council for Industry and Higher Education, and Care International UK.

Peter Jarvis joined Rank as an independent non-executive Director in 1995. Age 63. He will step down from the board on April 27, 2005.

Brendan O’Neill joined Rank as an independent non-executive Director on 1 October 2004. Age 56. He is Chairman of RAC Pension Trustees Limited, and non-executive Director of Tyco International Holdings Limited and also Endurance Speciality Holdings Limited.

Oliver Stocken joined Rank as an independent non-executive Director in 1998. Age 63. He is Deputy Chairman of 3i Group Plc, non-executive Chairman of Rutland Trust Plc, and a non-executive Director of GUS Plc, Novar plc, Pilkington plc, Standard Chartered Plc and Stanhope Plc.

John Sunderland joined Rank as an independent non-executive Director in 1998. Age 59. He is the senior independent Director. He is Chairman of Cadbury Schweppes plc and President of the Confederation of British Industry.

Senior Management

Charles Cormick joined Rank as Company Secretary in 1995. Age 53.

Hamish Dodds was appointed Director and CEO of Hard Rock Cafe in March 2004. Age 48.

Cyril Drabinsky was appointed President, Deluxe Film Worldwide in September 2001. Age 47.

Christine Ray was appointed Group Human Resources Director in February 2001. Age 57.

There are no family relationships between the Directors and senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a Director or member of senior management.

6B COMPENSATION

Compensation of Directors

In 2004 the compensation paid or accrued to Directors was as follows:

	Year to December 31, 2004
	Base salary/fees £000	Annual bonus £000	Other* benefits £000	Total emoluments £000
Directors
Chairman:
Alun Cathcart	175	—	10	185
Executive Directors
Mike Smith	600	126	315	1,041
Ian Dyson	340	71	97	508
Non Executive-Directors
Peter Jarvis	34	—	2	36
Oliver Stocken	34	—	7	41
John Sunderland	36	—	5	41
Richard Greenhalgh	17	—	—	17
Brendan O’Neill	8	—	—	8

*	Other benefits include a car or cash allowance paid in lieu, life disability and health insurance and relocation expenses and in the case of Mike Smith, additional pension contributions of £270,000 and in the case of Ian Dyson, a salary supplement of £68,000 in lieu of additional pension contributions.

Payments under the annual bonus scheme for 2004 were based on the achievement of operating profit targets and clearly defined personal objectives.

Compensation of Senior Management

The aggregate compensation received by Senior Management during 2004 was as follows:

Base salary £000	Annual bonus £000	Other benefits £000	Total emoluments £000
1,510	294	204	2,008

Payments under the annual bonus scheme for 2004 were based on the achievement of operating profit targets and clearly defined personal objectives.

The total amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to Directors and senior management was £4,420,240.

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

The Company recognizes that its Directors may be invited to become non-executive Directors of other companies, or become involved in charitable or public service organizations. The appointments can broaden the knowledge and experience of the Directors to the benefit of the Company. Providing there is no conflict of interest and the commitment is not excessive, the executive Directors are permitted to accept one external appointment and to retain any fees received. During the year, Mike Smith served as non-executive Chairman of communisis plc and retained fees of £100,000 and Ian Dyson served as non-executive Director of Misys Plc and retained fees of £37,500.

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

(b)	an agreement dated February 25, 1999 between Rank and Mike Smith pursuant to which Mike Smith is employed as Chief Executive. The agreement may be terminated by either party on one year’s notice. Termination will be automatic on Mr Smith’s 60th birthday; and

(c)	an agreement dated August 17, 1999 between Rank and Ian Dyson pursuant to which Ian Dyson is employed as Finance Director. The agreement may be terminated by either party on one year’s notice and as announced on March 14, 2005, Ian Dyson has given notice to resign from his position as Finance Director. His leaving date has not yet been determined.

(d)	an agreement dated March 1, 2005 between Rank and David Boden pursuant to which David Boden is employed as an executive Director. The agreement may be terminated by either party on one year’s notice. Termination will be automatic on Mr Boden’s 60th birthday.

During 2004, no Directors’ service agreement provided for benefits upon termination of employment.

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

The duties of the Audit Committee are as follows:

(i)	To review and monitor the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgements contained in them, and the applicability of accounting policies and any changes from those adopted in previous periods;

(ii)	To be directly responsible for the oversight of the work of the external auditors;

(iii)	To review in conjunction with management and internal and external auditors the Company’s financial controls and the Company’s internal control and risk management systems. In particular the Committee will review the processes in place and actions taken to comply with the Guidance on Internal Control (the Turnbull Guidance) appended to the Combined Code, and, with effect from 2005, Section 404 of the Sarbanes-Oxley Act of 2002. To assist in this review the Committee will receive the minutes of all meetings of the Group Risk Management Committee and will at least annually consider the Group Risk Management Control Document;

(iv)	To monitor and review the effectiveness of the Company’s internal audit function and to ensure there is proper co-ordination between internal and external auditors;

(v)	To make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment of the external auditors and to approve the remuneration and terms of engagement of the external auditors;

(vi)	To obtain and review a formal written statement delineating all relationships between the external auditors and the Company, consistent with applicable auditor independence standards. The Committee will actively engage with the external auditors with respect to any disclosed relationships or services that could impact the objectivity or independence of the auditors and take further action to ensure the auditors’ independence as necessary. The Committee shall discuss with the external auditors the matters required by applicable auditing standards;

(vii)	To review with the external auditors:

•	all critical accounting policies and practices to be used by the Company in preparing its financial statements,

•	all alternative treatments of financial information within UK GAAP that have been discussed with management, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the external auditors, and

•	other material communications between the external auditors and management, such as any management letter or schedule of unadjusted differences. In addition, the Committee shall review with the external auditors any audit problems or difficulties and management’s response.

(viii)	To develop and implement policy on the engagement of the external auditors to supply non-audit services, taking into account applicable law and relevant ethical guidance regarding the provision of non-audit services by the external audit firm;

(ix)	To review and approve in advance all proposed transactions between the Company and related parties;

(x)	To review with management, and any outside professionals as the Committee considers appropriate, the effectiveness of the Company’s disclosure controls and procedures;

(xi)	To ensure the regular rotation of the lead audit partner of the external auditors and to consider whether there should be regular rotation of the audit firm;

(xii)	To pre-approve the hiring of any employee or former employee of the external auditors who was a member of the Company’s audit team during the preceding two financial years. In addition, the Committee shall pre-approve the hiring of any employee or former employee of the external auditors (within the preceding two financial years) for senior positions within the Company, regardless of whether that person was a member of the Company’s audit team;

(xiii)	To review shareholders’ circulars and Listing Particulars or similar public documents, including the Financial Review as well as any statements regarding profit forecasts or working capital requirements;

(xiv)	To review arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of accounting, internal accounting and auditing. The Audit Committee’s objective should be to ensure that arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action;

and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed, and making recommendations as to the steps to be taken.

In December 2003 the Audit Committee adopted a new policy regarding auditor independence and the provision of non-audit services by the external Auditors. All non-audit services above £50,000 to be performed by the external auditors are required to be approved by the Audit Committee and the Group’s policy remains that, where appropriate, non-audit work is put out to competitive tender.

The Audit Committee meets not less than twice a year. Normally, the Chairman, Chief Executive, Finance Director, Director of Risk Management, Director of Finance and Taxation and Head of Internal Audit attend. It also meets at least annually with the Auditors without executive management being present.

The members of the Audit Committee in 2004 were Oliver Stocken (Chairman), Peter Jarvis, John Sunderland (and with effect from October 1, 2004) Brendan O’Neill. Peter Jarvis resigned as a member of the Committee on December 31, 2004. The Board is satisfied that all members of the Committee have recent and relevant financial experience.

The Remuneration Committee

The Remuneration Committee is responsible for determining the remuneration packages of the Chairman, the executive Directors and other members of the Executive Committee. The Committee meets not less than twice a year.

The duties of the Remuneration Committee are as follows:

(i)	to consider and approve the terms of service and rewards, including bonus awards, profit sharing and other benefits, whether in cash or in kind, and pension and termination arrangements for all Directors of the Company and also for such other senior executives as may be referred to the Committee by the Chairman of the Company;

(ii)	to authorize the grant of share options and other long term incentives to executive Directors and other senior executives under the Company’s executive share option scheme and long term incentive plan in accordance with the rules of the scheme and plan and agreed guidelines; and

(iii)	to regularly review the Company’s remuneration policies and practices to facilitate the employment and motivation of personnel, with a view to providing the packages needed to attract, retain and motivate executive Directors of the quality required but avoiding paying more than is necessary for this purpose.

The members of the Remuneration Committee in 2004 were Peter Jarvis, John Sunderland, Oliver Stocken and (with effect from July 1, 2004) Richard Greenhalgh. The Chairman of the Committee was Peter Jarvis until 27 April 2004, and John Sunderland from 28 April 2004.

6D EMPLOYEES

The following tables disclose the average number of employees:

By Business Segment	2004	2003	2002
Gaming	9,491	10,241	10,250
Hard Rock	6,948	6,544	5,862
Deluxe	7,960	6,307	4,770
US Holidays	709	865	933
Corporate	51	46	47

Average number of employees	25,159	24,003	21,862

By Geographical Region
UK	11,046	11,453	10,628
North America	10,520	8,971	8,772
Rest of World	3,593	3,579	2,462

Average number of employees	25,159	24,003	21,862

Labor relations throughout the Group have generally been good during 2004. Currently, there are no union issues at any represented location which will threaten continuing relationships for the foreseeable future.

6E SHARE OWNERSHIP

The Directors’ interests in the securities of Rank, including options to purchase Ordinary shares under the terms of Rank’s Executive Share Option Schemes (“ESOS”), Long Term Incentive Plan and Share Savings Schemes (“SAYE”) were, as of April 19, 2005 as follows:

	Ordinary shares	Share Options
		ESOS	SAYE	Exercise Price (p)	Expiry Date
Alun Cathcart	100,000	—	—	—	—
Ian Dyson	97,350	138,376 100,033 63,684		271.00 239.92 320.33	05.24.2012 03.27.2013 03.11.2014
Mike Smith	400,000	600,000 244,464 178,184 112,383 146,666	—	226.25 271.00 239.92 320.33 277.83	04.01.2009 05.24.2012 03.27.2013 03.11.2014 03.18.2015
David Boden	122,543	33,144 47,236 117,619 85,966 54,318 83,144	3,516	346.96 338.72 271.00 239.92 320.33 277.83 268.00	08.08.2007 02.20.2008 05.24.2012 03.27.2013 03.11.2014 03.18.2015 12.01.2007
Richard Greenhalgh	1,447	—	—	—	—
Peter Jarvis	27,663	—	—	—	—
Brendan O’Neill	1,022	—	—	—	—
Oliver Stocken	43,188	—	—	—	—
John Sunderland	3,250	—	—	—	—

None of the Directors beneficially own more than 0.06% of a relevant class of share.

David Boden, Ian Dyson and Mike Smith have been granted the following conditional awards of Ordinary shares pursuant to the Company’s 2000 Long Term Incentive Plan approved by shareholders at the annual general meeting in April 2000.

Director	Award of Ordinary shares	Year of Conditional Award	Release Year
David Boden	86,477 53,876 76,225	2003 2004 2005	2006 2007 2008
Ian Dyson	100,628 63,060	2003 2004	2006 2007
Mike Smith	179,245 111,282 134,460	2003 2004 2005	2006 2007 2008

Under the 2000 Long Term Incentive Plan, the release of awards is dependent upon the achievement of total shareholder return and earnings per share targets over three consecutive years; the total shareholder return performance is measured against a comparative group of companies. The maximum number of shares will only be released if the Company exceeds the total shareholder return of at least 75 per cent of the comparator group and produces real average annual growth of two per cent in earnings per share over the performance period. The 2000 Long Term Incentive Plan will expire shortly and the Board of Directors is seeking approval at the AGM to be held on April 27, 2005 for a new Long Term Incentive Plan on essentially the same terms.

In addition to the above interests, pursuant to the provisions of the Companies Act 1985, each executive Director is deemed to be interested in the Ordinary shares held by The Rank Group Plc Employee Benefit Trust. As at April 19 2005, such interest totaled 202,852 Ordinary shares.

None of the members of Senior Management beneficially own more than 0.19 per cent of a relevant class of shares. Their aggregate shareholding as at April 19, 2005 totaled 926,248 Ordinary shares. The aggregate number of shares over which Senior Management hold options are as follows:

ESOS	SAYE
3,193,252	12,421

The exercise prices attaching to ESOS options range from 239.92p to 463.78p per Ordinary share and the expiry dates of such options range from October 9, 2005 to March 17, 2015. The exercise prices attaching to SAYE options range from 191p to 268p per Ordinary share and the expiry dates of such options range from October 31, 2005 to November 30, 2009.

The total number of Ordinary shares in respect of which members of Senior Management have been granted conditional awards under the terms of the Rank Group 2000 Long Term Incentive Plan is 1,293,181.

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

Thirdly, the Company operates a Share Savings Scheme under which participants agree to save a fixed monthly amount of up to £250 for three or five years, and then may use these savings together with any interest or bonus to acquire Ordinary shares by exercising the option granted to them under the scheme. The price at which the Ordinary shares may be acquired is set when the option is granted, usually at a discount of not more than 20% to the then prevailing market price. Although in the past, participation in share saving schemes has been extended to both UK and overseas employees, the schemes launched in 2001, 2002, 2003 and 2004 were limited to UK employees only. The Share Savings Scheme has expired and the Board of Directors is seeking approval at the AGM to be held on April 27, 2005 for a new Share Savings Scheme on essentially the same terms.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACATIONS

7A MAJOR SHAREHOLDERS

As far as the Company is aware, as at April 19, 2005 the only beneficial owners of more than 5% of Rank’s Ordinary share capital were as follows:

Beneficial Owner	Share Holding	%
Fidelity	78,306,088	12.55
Schroder Investment Management	35,107,516	5.63
M&G Investment Management	34,924,449	5.60
INVESCO Asset Management Ltd	31,778,588	5.09

None of the Company’s shareholders hold any voting rights that differ from the other shareholders.

As far as the Company is aware, Rank is not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person.

As of April 19, 2005, 5,800,812 Ordinary shares (including 5,245,668 Ordinary shares represented by 2,620,843 ADSs) were held by approximately 2,063 registered holders (including nominees) in the US. At such date their holdings represented 0.84% of the total number of Ordinary shares outstanding.

7B RELATED PARTY TRANSACTIONS

On August 6, 2004 the Group acquired the remaining 80% of the common stock of EFILM LLC as described in note 26 to the Financial Statements. In the period until EFILM became a wholly owned subsidiary, the Group had purchases from EFILM of £0.7m.

In the year the Group traded with its Deluxe joint venture Atlab and its Hard Rock Hotels joint venture Lifestar. Group sales to these associate undertakings totaled £0.7m, purchases totaled £15.1m, marketing fees, royalties and reimbursed costs totalled £1.0m and at December 31, 2004 these joint ventures owed the Group £3.6m.

The Group recharges the Rank Group UK Pension schemes with the costs of administration and independent pension advisors borne by the Group. The total amount recharged in the year ended December 31, 2004 was £1.4m (2003 - £1.9m).

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

Dividend distributions

The total dividend per Ordinary share was 14.6p in 2004, 13.9p in 2003 and 13.2p in 2002.

Any determination to pay dividends in the future will be at the discretion of the Board of Directors and will be dependent upon the Group’s results of operations, financial condition, capital expenditures, working capital requirements and other factors deemed relevant by the Board of Directors.

8B SIGNIFICANT CHANGES

During the year, the £65m Blue Square loan note was converted into 23,049,643 Ordinary shares at a price per share of 282p.

ITEM 9 THE OFFER AND LISTING

9A OFFER AND LISTING DETAILS

The following table shows the annual high and low market prices for both the ADS traded in the US on the Nasdaq SmallCap market and Rank’s Ordinary shares traded in the UK on the London Stock Exchange.

	Rank Ordinary shares		ADS
	High	Low	High	Low
	(pence)		(US $)
2000	207.00	133.00	6.88	4.00
2001	248.00	163.00	7.50	4.55
2002	309.00	218.25	9.48	6.65
2003	307.00	212.50	10.35	6.70
2004	339.00	258.50	12.75	10.00

For the last two years the high and low market prices are given for each quarter.

	Rank Ordinary shares		ADS
	High	Low	High	Low
	(pence)		(US $)
2003
First quarter	266.50	212.50	8.40	6.70
Second quarter	265.00	235.50	8.97	7.30
Third quarter	295.00	250.50	9.47	8.29
Fourth quarter	307.00	264.25	10.35	8.83

2004
First quarter	335.00	279.25	12.72	10.00
Second quarter	339.00	285.50	12.75	10.32
Third quarter	301.25	275.50	11.25	10.02
Fourth quarter	310.75	258.50	12.02	10.06

Share price information for the most recent six months is as follows:

	Rank Ordinary shares		ADS
	High	Low	High	Low
	(pence)		(US $)
October 2004	295.25	283.50	10.90	10.06
November 2004	310.75	282.00	11.79	10.57
December 2004	308.00	258.50	12.02	10.10
January 2005	274.50	264.00	10.71	10.08
February 2005	292.75	269.25	11.40	10.36
March 2005	285.00	265.50	11.08	10.19

9B PLAN OF DISTRIBUTION

NOT APPLICABLE

9C MARKETS

The principal trading market for the Ordinary shares is the London Stock Exchange. American Depositary Shares representing Ordinary shares, for which JP Morgan Chase Bank is the Depositary, are quoted on the NASDAQ SmallCap Market. Each ADS represents two Ordinary shares.

9D SELLING SHAREHOLDERS

NOT APPLICABLE

9E DILUTION

NOT APPLICABLE

9F EXPENSES OF THE ISSUE

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

Directors’ remuneration

The aggregate of all fees payable to Directors (excluding amounts payable to any Director by reason of his holding a salaried employment in the Company) is £304,000 per annum, or such amount as determined by an Ordinary resolution of the Company. Any Director may be paid additional remuneration for his services, such remuneration to be determined by the Directors. The Directors may pay, or agree to pay, gratuities, pensions or other retirement, superannuation, insurance, death or disability benefits to any past or present Director.

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

10D EXCHANGE CONTROLS

There are currently no UK foreign exchange control restrictions on the payment of dividends on Ordinary shares.

There are currently no limitations on grounds of nationality imposed by English law or by Rank’s Memorandum and Articles of Association on the rights of non-UK holders of Ordinary sharers to hold, own or vote such securities.

10E TAXATION

The following discussion summarizes certain US federal income tax consequences and certain UK tax consequences of the ownership and disposition of Ordinary shares and Ordinary shares represented by ADSs evidenced by ADRs by US Holders. A “US Holder” is a beneficial owner of Ordinary shares or ADSs that is (i) a citizen or individual resident of the US for US federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the US or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust if a court within the US is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of the trust. If a partnership holds Ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds Ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the Ordinary shares or ADSs. This summary applies only to US Holders who hold Ordinary shares or ADSs as capital assets. This summary is based (i) upon current UK tax law and UK Inland Revenue practice and US law and US Internal Revenue practice, including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings, judicial decisions and administrative practice, all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect, (ii) upon the United Kingdom—United States Income Tax Convention that entered into force on March 31, 2003 (the “Treaty”), and the United Kingdom—United States Convention relating to estate and gift taxes as in effect on the date of this Annual Report (the “Estate Tax Convention”), and (iii) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

The Treaty entered into force on March 31, 2003 and generally had effect in respect of dividends paid on or after May 1, 2003. Holders who elected to extend the application of the former United Kingdom-United States Income Tax Convention (the “1980 Treaty”) for a period of one year should be aware that such election would not be applicable with respect to dividends paid on or after May 1, 2004. As a result, this discussion does not address the treatment of dividends under the 1980 Treaty.

The following summary of certain US federal income tax considerations does not address all of the tax consequences to certain categories of US Holders who may be subject to special rules (such as US expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities brokers-dealers, traders who elect to apply a mark-to-market method of accounting, persons who own, directly, indirectly or by attribution 10% or more of the share capital or voting stock of Rank, persons who acquired the Ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, persons who hold Ordinary shares or ADSs as part of a straddle, hedging or conversion transaction) and persons whose functional currency is not the US dollar, and the following summary of certain UK tax considerations does not address the tax consequences to a US Holder (i) that at all material times is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for UK tax purposes, (ii) whose holding of Ordinary shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such US Holder carries on business activities, or (iii) that is a corporation which alone or together with one or more associated corporations, controls directly or indirectly, 10% or more of the voting stock of Rank.

Holders should consult their own tax advisors as to the consequences under UK, US federal, state and local, and other laws, of the ownership and disposition of Ordinary shares or ADSs.

Taxation of dividends

There is currently no withholding tax on dividends under UK tax legislation.

To the extent paid out of current or accumulated earnings and profits of the Company as determined under US federal income tax principles, a distribution made with respect to Ordinary shares or ADSs generally will be includable for US federal income tax purposes in the income of a US Holder as ordinary dividend income on the date received by the US Holder, in the case of Ordinary shares, or on the date received by the Depositary, in the case of ADSs. To the extent that such distribution exceeds the current and accumulated earnings of the Company, it will be treated first as a non-taxable return of capital to the extent of the US Holder’s adjusted tax basis in the Ordinary shares or ADSs and thereafter taxable as capital gain. Corporate US Holders will not be eligible for the dividends received deduction generally allowed to US corporations under Section 243 of the Code in respect of dividends received from other US corporations. The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the date the dividend is received by the US Holder, in the case of Ordinary shares, or by the Depositary, in the case of ADSs, regardless of whether the pounds sterling are actually converted into US dollars. If the pounds sterling received are not converted into US dollars on the date of receipt, a US Holder generally will have a basis in the pounds sterling equal to their US dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the pounds sterling generally will be treated as US source ordinary income or loss.

For purposes of calculating the foreign tax credit, dividends paid on the Ordinary shares and ADSs will be treated as income from sources outside the US and generally will constitute “passive income” or, for certain holders, “financial services income”. Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category” income or for certain holders “general category” income for foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are very complex and US Holders should consult their own tax advisors in this regard.

If a US Holder is a non-corporate US Holder, the US dollar amount of any dividends paid to it prior to January 1, 2009 that constitute “qualified dividend income” generally will be taxable at a maximum rate of 15%, provided that the US Holder meets certain holding period and other requirements. The Company currently believes that dividends paid with respect to its Ordinary Shares and ADSs will constitute qualified dividend income for US federal income tax purposes. However, this is a factual matter and subject to change. The US Treasury and the US Internal Revenue Service have announced their intention to promulgate rules pursuant to which US Holders of shares and ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. US Holders are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular situation and the computations of the foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

Taxation of capital gains

Under present UK law, individuals who are neither resident nor ordinarily resident in the United Kingdom and companies which are not resident in the United Kingdom generally will not be liable to UK tax on capital gains recognized on the sale or other disposition of their Ordinary shares or ADSs unless, broadly, they are held in connection with a trade, profession or vocation conducted in the United Kingdom through a branch or agency (in the case of an individual) or through a permanent establishment (in the case of a company).

For US federal income tax purposes, upon the sale or other disposition of Ordinary shares or ADSs, a US Holder will recognize a capital gain or loss in an amount equal to the difference between the US dollar value of the amount realized in consideration for the disposition of the Ordinary shares or ADSs and the US Holder’s adjusted tax basis (determined in US dollars) in the Ordinary shares or ADSs. Such gain or loss generally will be US source gain or loss and will be treated as long-term capital gain or loss if the Ordinary shares or ADSs have been held for more than one year at the time of disposition. In the case of a US Holder who is an individual, any capital gain generally will be subject to US federal income tax at preferential rates if specified minimum holding periods are met. For US federal income tax purposes, the deductibility of capital losses is subject to significant limitations.

Deposits and withdrawals of Ordinary shares by US Holders in exchange for ADSs will not be subject to any US federal income tax.

Passive foreign investment company status

Rank currently believes that it did not qualify as a Passive Foreign Investment Company (a “PFIC”) for the 2004 taxable year for US federal income tax purposes. If Rank were to become a PFIC for any taxable year, the tax on distributions on Rank’s Ordinary shares or ADSs and on any gains realized upon the disposition of Ordinary shares or ADSs may be less favorable than as described herein. Furthermore, dividends paid by Rank would not be eligible for “qualified dividend income” status and would be taxed at the higher rates applicable to other items of ordinary income. US Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of the Ordinary shares or ADSs.

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

UK Stamp Duty and Stamp Duty Reserve Tax (“UK Transfer Taxes”)

A written transfer on sale of Ordinary shares will be subject to stamp duty at a rate of 0.5% of the amount or value of the consideration for that sale. An agreement for the transfer of Ordinary shares will be subject to stamp duty reserve tax of 0.5% of the amount or value of the consideration for that transfer.

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

Year end maturity dates	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	Thereafter £m	Total £m	Fair value 2004 £m
Assets – variable rates
Short term deposits	0.4	—	—	—	—	—	0.4	0.4
Current asset investments	9.6	—	—	—	—	—	9.6	9.6
Cash	74.3	—	—	—	—	—	74.3	74.3
	84.3	—	—	—	—	—	84.3	84.3
Debt - Fixed rates
$15.8m Yankee bond 2018	—	—	—	—	—	(8.2)	(8.2)	(9.2)
$89m Senior Notes 2010	—	—	—	—	—	(46.4)	(46.4)	(44.9)
$198m Senior Notes 2013	—	—	—	—	—	(103.1)	(103.1)	(100.5)
£35m Senior Notes 2013	—	—	—	—	—	(35.0)	(35.0)	(34.3)
$90m Senior Notes 2015	—	—	—	—	—	(46.9)	(46.9)	(45.1)
£167.7m Convertible bond 2009	—	—	—	—	(164.6)	—	(164.6)	(161.7)

Debt - Variable rates
$100m Yankee Bond 2008	—	—	—	(52.1)	—	—	(52.1)	(54.9)
$105m Senior Notes 2007	—	—	(54.7)	—	—	—	(54.7)	(54.6)
Lease obligations	(2.3)	(0.6)	(0.4)	—	—	(0.2)	(3.5)	(3.5)
Other (uncommitted facilities)	(18.8)	—	—	—	—	—	(18.8)	(18.8)
Other (committed facilities)	(3.9)	(153.8)	—	—	—	—	(157.7)	(157.7)
Net debt at December 31, 2004	59.3	(154.4)	(55.1)	(52.1)	(164.6)	(239.8)	(606.7)	(600.9)

	2003 Total £m	Fair value 2003 £m
Assets - Variable rates
Short term deposits	0.3	0.3
Current asset investments	4.2	4.2
Cash	167.6	167.6

	172.1	172.1
Debt - Fixed rates
£82m Amortising Loan 2004	(82.1)	(82.2)
£65m Convertible Notes 2004	(65.0)	(70.7)
$200m Yankee Bond due 2004	(111.7)	(116.3)
$100m Yankee Bond due 2008	(55.8)	(60.0)
$24.8m Yankee Bond due 2018	(13.9)	(14.7)
$89m Senior Notes 2010	(49.7)	(48.5)
$198m Senior Notes 2013	(110.5)	(107.4)
£35m Senior Notes 2013	(35.0)	(33.6)
$90m Senior Notes 2015	(50.3)	(48.3)

Debt - Variable rates	2003 Total £m	Fair value 2003 £m
$105m Senior Notes 2007	(58.7)	(58.7)
Lease obligations	(10.2)	(10.2)
Other (uncommitted facilities)	(25.6)	(25.6)
Other (committed facilities)	(204.1)	(204.1)

Net debt at December 31, 2003	700.5	708.2

Firm commitments, forward foreign exchange contracts	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	Thereafter £m	Total £m	Fair value 2004 £m
Sterling equivalent of outstanding contracts
GBP : AUD	6.1	—	—	—	—	—	6.1	(0.2)
GBP : EUR	88.8	—	—	—	—	—	88.8	(1.3)
GBP : CAD	41.3	—	—	—	—	—	41.3	(0.8)
GBP : JPY	23.4	—	—	—	—	—	23.4	(0.5)
GBP : SEK	0.6	—	—	—	—	—	0.6	0.0
USD : GBP	22.7	—	—	—	—	—	22.7	(0.1)

	182.9	—	—	—	—	—	182.9	(2.9)

Firm commitments, forward foreign exchange contracts	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	Thereafter £m	Total £m	Fair value 2003 £m
Sterling equivalent of outstanding contracts
GBP : AUD	6.3	—	—	—	—	—	6.3	(0.1)
GBP : EUR	92.3	—	—	—	—	—	92.3	(0.7)
GBP : CAD	35.8	—	—	—	—	—	35.8	1.4
GBP : JPY	24.0	—	—	—	—	—	24.0	1.1
GBP : SEK	4.3	—	—	—	—	—	4.3	—
USD : GBP	51.1	—	—	—	—	—	51.1	2.3

	213.8	—	—	—	—	—	213.8	4.0

	2005	2006	2007	2008	2009	Thereafter
Average interest rates – December 31, 2004
£35m Private Placement 2013	—	—	—	—	—	6.5%
£167.7m Convertible bond 2009	—	—	—	—	3.875%	—
$89m Private Placement 2010	—	—	—	—	—	5.39%
$198m Private Placement 2013	—	—	—	—	—	6.11%
$90m Private Placement 2015	—	—	—	—	—	6.31%
$100m Yankee bond 2008	—	—	—	6.375%	—	—
$15.8m Yankee bond 2018	—	—	—	—	—	7.125%

	2004	2005	2006	2007	2008	Thereafter
Average interest rates - December 31, 2003
£65m Blue Square Note 2004	5.0%	—	—	—	—	—
£82.1 Amortising Loan 2004	5.24%	—	—	—	—	—
£35m Private Placement 2013	—	—	—	—	—	6.5%
$89m Private Placement 2010	—	—	—	—	—	5.39%
$198m Private Placement 2013	—	—	—	—	—	6.11%
$90m Private Placement 2015	—	—	—	—	—	6.31%
$200m Yankee bond 2004	6.750%	—	—	—	—	—
$100m Yankee bond 2008	—	—	—		6.375%	—
$24.8m Yankee bond 2018	—	—	—	—	—	7.125%

There have been no material quantitative changes in market risk exposures between this current and preceding fiscal year. Currency exposures are netted by currency and hedged forward for up to five years using forward foreign exchange contracts. The Company aims to hedge at least 80% of anticipated core currency transaction exposures for the following 12 months. This is executed at the beginning of the financial year. Therefore there were no hedges for the upcoming year outstanding as at the year-end.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NOT APPLICABLE

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

NOT APPLICABLE

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NOT APPLICABLE

PART III

ITEM 15 DISCLOSURE CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures. Rank’s Chief Executive and Rank’s Finance Director, after evaluating the effectiveness of Rank’s disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, Rank’s disclosure controls and procedures were effective.

(b)	Internal Control Over Financial Reporting. There were no changes in Rank’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, Rank’s internal control over financial reporting.

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

16C ACCOUNTANT’S FEES AND SERVICES

PricewaterhouseCoopers LLP have served as Rank’s independent public accountants for each of the financial years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers LLP to Rank in 2004 and 2003.

	2004 £m	2003 £m
Audit Fees (1)	1.4	1.4
Audit-related Fees (2)	0.1	0.1
Tax Fees (3)	0.5	0.3
All Other Fees (4)	3.0	0.5

Total	5.0	2.3

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Rank’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programmes and projects; and review of security controls and operational effectiveness of systems.
(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.
(4)	All Other Fees include fees billed for transaction support in relation to the Deluxe strategy (mainly due diligence) and due diligence service on other transactions.

Audit Committee Pre-approval Policies and Procedures

In December 2003 the Audit Committee adopted a new policy regarding auditor independence and the provision of non-audit services by the external Auditors. All non-audit services above £50,000 to be performed by the external auditors are required to be approved by the Audit Committee and the Group’s policy remains that, where appropriate, non-audit work is put out to competitive tender.

16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NOT APPLICABLE

16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Group did not purchase any of its own shares during the year ended December 31, 2004.

PART IV

ITEM 17 FINANCIAL STATEMENTS

(a)	The following financial statements are filed as part of this Annual Report:

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Rank Group Plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss account, consolidated cash flow statement and statement of total recognised gains and losses present fairly, in all material respects, the financial position of The Rank Group Plc and its subsidiaries at December 31 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the Accounting Policies, the Group changed its method of accounting for employee pensions, share ownership trusts and employee share schemes in 2004, in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at December 31, 2003 and 2002 and for the years then ended.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 35, “Significant differences between UK and US generally accepted accounting principles”, in the consolidated financial statements.

/S/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

London, England

March 8, 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Notes	2004 £m		2003 (as restated) £m		2002 (as restated) £m
Turnover	1,2
Continuing operations		1,943.0		1,925.9		1,508.5
Acquisitions		10.3		—		—

		1,953.3		1,925.9		1,508.5

Operating profit	1,2
Continuing operations		196.4		211.6		215.4
Acquisitions		0.7		—		—

Group operating profit before exceptional items*		197.1		211.6		215.4
Exceptional items		(58.1)		(51.1)		(6.2)

		139.0		160.5		209.2

Share of operating profit in joint ventures and associates
Joint ventures before exceptional items	12	0.6		1.1		5.3
Associated undertakings before exceptional items	13	(0.1)		(0.3)		(0.5)

Total*		0.5		0.8		4.8

Non-operating items	3	—
Provision for loss on disposal of continuing operations		(181.4)		—		—
Loss on disposal of continuing operations		(4.1)		—		(0.8)
Profit/(loss) on previous disposal of discontinued operations		—		4.6		—
Net loss on disposal of fixed assets in joint ventures-discontinued		—		—		(1.0)
Profit on disposal of interest in joint venture				—		7.7

(Loss) profit before interest		(46.0)		165.9		219.9

Net interest payable and similar charges
Group interest before exceptional charges*	4	(36.8)		(31.3)		(16.4)
Group interest exceptional charges	4	—		(11.5)		—
Joint venture and associate interest before exceptional items*	12,13	(0.5)		(0.4)		(1.5)
Joint ventures interest exceptional items		—		—		(2.0)

		(37.3)		(43.2)		(19.9)

(Loss) profit on ordinary activities before tax		(83.3)		122.7		200.0
Tax on profit on ordinary activities before exceptional items*	5	(44.9)		(53.7)		(59.8)
Tax on exceptional items	5	9.5		26.1		0.6

(Loss) profit on ordinary activities after tax		(118.7)		95.1		140.8
Equity minority interests before exceptional items*	24	(1.4)		(2.3)		(2.1)
Equity minority interests exceptional items	24	0.7		2.8		—

(Loss) profit for the financial year		(119.4)		95.6		138.7
Profit for the financial year before exceptional items+		114.0		124.7		140.4
Exceptional charges for the financial year		(233.4)		(29.1)		(1.7)
Dividends and other appropriations
Preference - non-equity	7	—		(17.1)		(21.0)
Ordinary – equity	7	(90.2)		(82.8)		(78.2)

Transfer (from) to reserves	23	(209.6)		(4.3)		39.5

Basic (loss) earnings per Ordinary share	8	(19.9	)p	13.3	p	19.9	p

Diluted (loss) earnings per Ordinary share	8	(19.9	)p	12.8	p	19.8	p

Basic earnings per Ordinary share before exceptional items	8	19.0	p	18.2	p	20.3	p

Diluted earnings per Ordinary share before exceptional items	8	19.0	p	17.5	p	20.2	p

+	- Summation of all items denoted by *

There is no difference between the results as disclosed in the profit and loss account and that on an unmodified historical cost basis.

CONSOLIDATED BALANCE SHEETS

	Notes	2004 £m	2003 (restated) £m
Fixed assets
Intangible assets	9	117.7	123.9
Tangible assets	10	718.7	803.2

Investments
Joint ventures	12
Share of gross assets		16.8	17.7
Share of gross liabilities		(10.1)	(10.9)
		6.7	6.8
Associated undertakings	13	—	3.0
Other	14	48.2	46.8

		54.9	56.6

		891.3	983.7

Current assets
Stocks	15	65.1	70.2
Debtors (amounts falling due within one year)	16	370.7	420.1
Debtors (amounts falling due after more than one year)	16	304.5	335.8
Investments	17	9.6	4.2
Cash and deposits	17	74.7	167.9

		824.6	998.2
Creditors (amounts falling due within one year)
Loan capital and borrowings	18	(21.9)	(292.1)
Other	20	(442.9)	(441.7)

		(464.8)	(733.8)

Net current assets		359.8	264.4

Total assets less current liabilities		1251.1	1,248.1

Creditors (amounts falling due after more than one year)
Loan capital and borrowings	18	(669.1)	(580.5)
Other	20	(113.3)	(105.7)

		(782.4)	(686.2)

Provisions for liabilities and charges	21	(29.7)	(37.6)

Net assets excluding pension liability		439.0	524.3

Pension Liability		(24.3)	(50.1)

Net assets including pension liability		414.7	474.2

Capital and reserves	23
Called up share capital		62.4	59.6
Share premium account		88.3	17.5
Capital redemption reserve		24.8	24.8
Other reserves		230.5	356.2

Shareholders’ funds		406.0	458.1
Equity minority interests	24	8.7	16.1

		414.7	474.2

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	2004 £m	2003 (as restated) £m	2002 (as restated) £m
Net cash inflow from operating activities	25	260.2	291.9	101.1

Returns on investment and servicing of finance
Interest (net)		(41.1)	(38.6)	(16.9)
Dividends paid to preference shareholders and minorities		(2.1)	(27.0)	(20.9)

		(43.2)	(65.6)	(37.8)
Taxation received (paid) (net)		11.9	(27.8)	(27.1)

Capital expenditure and financial investment
Purchase of investments		—	(2.8)	(10.4)
Purchase of tangible fixed assets		(115.6)	(111.4)	(117.9)
Sale of fixed assets and assets held for disposal		7.3	9.8	34.8

		(108.3)	(104.4)	(93.5)

Acquisitions and disposals
Purchase of subsidiaries	26	(70.5)	(53.7)	(38.7)
Net cash acquired	26	0.9	1.6	3.4
Investments in joint ventures and associates		(5.1)	—	(8.5)
Disposal of subsidiaries		30.3	—	5.1
Net cash disposed		(0.4)	—	—

		(44.8)	(52.1)	(38.7)
Ordinary dividends paid		(84.3)	(79.4)	(75.8)

Cash outflow before use of liquid resources and financing		(8.5)	(37.4)	(171.8)

Management of liquid resources	28	(5.6)	19.6	(18.8)

Cash outflow before financing		(14.1)	(17.8)	(190.6)

Financing
Issue (redemption) of share capital		2.8	(214.7)	1.9

Changes in debt and lease financing
Debt due within one year:
new sterling borrowings		—	82.1	—
(repayment) drawdown of other short term loans and borrowings		(82.9)	(24.5)	25.8
Repayment of dollar borrowings		(104.2)	—	—
Debt due after one year:
net drawdown on syndicated facilities		153.8	200.0	159.9
repayment of syndicated facilities		(200.0)	(137.0)	—
new US dollar private placements		—	304.3	—
repayment of sterling borrowings		—	(125.0)	—
new sterling convertible bond (net of facility fees)		164.6	—	—
repayment of dollar borrowings		(4.9)	—	—
net movement on other long term facilities		4.6	7.2	(25.5)
Capital element of finance lease rental payments		(5.1)	(3.8)	(0.5)

(Decrease) increase in financing		(71.3)	88.6	161.6

(Decrease) increase in cash		(85.4)	70.8	(29.0)

GROUP RECOGNIZED GAINS AND LOSSES

	2004 £m	2003 (as restated) £m	2002 (as restated) £m
(Loss) Profit for the financial year	(119.4)	95.6	138.7
Tax on exchange adjustments offset in reserves	2.3	8.8	(0.5)
Currency translation differences on foreign currency net investments	3.3	(10.2)	(26.5)
Actuarial gain (loss) recognised in defined pension scheme	28.5	22.1	(133.5)
Movement on deferred tax relating to the pension scheme	(8.6)	(6.6)	40.0

Total recognized (losses) gains and relating to the year	(93.9)	109.7	18.2

Prior year adjustment	(68.9)

Total (losses) recognised since last annual report	(162.8)

MOVEMENTS IN SHAREHOLDERS’ FUNDS

	2004 £m	2003 £m	2002 £m
		(as restated)	(as restated)
(Loss) Profit for the financial year	(119.4)	95.6	138.7
Dividends payable	(90.2)	(99.9)	(99.2)

Retained (Loss) Profit for the year	(209.6)	(4.3)	39.5
Other recognized gains and losses (net)	25.5	14.1	(120.5)
New share capital subscribed	73.6	4.1	5.3
Redemption of convertible preference shares	—	(226.1)	—
Goodwill previously written off to reserves charged to the profit and loss account	76.7	—	2.6
Credit in respect of employee share schemes	0.5	4.2	3.3
Amounts deducted in respect of shares issued to QUEST	—	—	(0.7)
Adjustment to purchase price on acquisition (goodwill)	(18.8)	—	—

Net movement in shareholder’s funds	(52.1)	(208.0)	(70.5)

Opening shareholders’ funds	458.1	666.1	728.7

Prior year adjustments (FRS 17, UITF 17 & 38)	—	—	7.9

Closing shareholders’ funds	406.0	458.1	666.1

ACCOUNTING POLICIES

1 Basis of preparation

The accounts are prepared under the historical cost convention, and comply with applicable accounting standards and the Companies Act 1985 on a basis consistent with the previous year except for the changes detailed below. The Group’s profit and loss account and balance sheet include the accounts of the Company and its subsidiary undertakings, and the Group’s share of profits or losses and reserves of its joint ventures and associated undertakings. The profits or losses of subsidiary undertakings acquired or sold during the period are included as from or up to the dates on which control passed. All business combinations are accounted for using the acquisition accounting method.

Changes in accounting policy

The Group has adopted Urgent Issues Task Force (“UITF”) abstract 38 “Accounting for ESOP trusts” and abstract 17 (2003) “ Employee share schemes” in 2004. UITF 38 requires investments in own shares to be deducted from equity and not disclosed as an investment. In addition, in the cash flow statement, amounts paid to purchase own shares are disclosed as financing and not capital expenditure and financial investment. This change in accounting policy has been accounted for as a prior period adjustment. The change reduces shareholders’ funds by £Nil for the year ended December 31, 2003 and reduces cash outflow before use of liquid resources and financing by £3.7m for the year ended December 31, 2003. UITF 17 (2003) requires the cost of the shares awarded to be equal to the fair value of the shares at the grant date. There has been no restatement of the Group’s profit and loss account as this change is not significant.

The Group has adopted Financial Reporting Standard 17 “Retirement benefits” (FRS 17). FRS 17 requires the assets and liabilities of the Group’s defined benefit pension scheme to be recognised on the Group’s balance sheet. In addition, current service costs and net financial returns are included in the profit and loss account in the period to which they relate. Actuarial gains and losses are recognised in the statement of total gains and losses. This change in accounting policy has also been accounted for as a prior period adjustment and accordingly the results reported in 2003 have been restated. The change reduces shareholders’ funds for the year ended December 31, 2003 by £68.9m, net of deferred tax and reduces profit for the year ended December 31, 2003 by £6.1m, net of tax.

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

The principal exchange rates affecting the Group were:

	2004		2003		2002
	Year end	Average	Year end	Average	Year end	Average
US dollar	1.92	1.84	1.79	1.63	1.61	1.51
Canadian dollar	2.30	2.40	2.31	2.32	2.54	2.40
Euro	1.41	1.46	1.42	1.45	1.53	1.59

3 Income recognition

Turnover consists of sales of goods and services and is generally recognized as goods are shipped or services are rendered. Turnover for casinos includes the gaming win before deduction of gaming duty and turnover for bingo includes gross profits tax. Turnover for sports betting represents settled stakes. Turnover from sales of goods in Deluxe is recognized when the significant risks and benefits of ownership of the product have transferred to the purchaser, which may be upon shipment or upon completion of the product and it being held for delivery, based on the specific contract terms.

4 Contract advances

The Deluxe businesses enter into contracts with major customers that span several years. As part of these contracts, Deluxe provides advance cash payments to the customers. Both Deluxe Media and Deluxe Film capitalize the total commitment payable under each contract within debtors at the date of the agreement and record a corresponding liability on the balance sheet for any outstanding unpaid amounts. Within Deluxe Media, capitalized contract costs are amortized through the profit and loss account on the basis of units produced. This change had no significant impact on the results for the year. Within Deluxe Film, contract advances are amortized on the basis of estimated total footage over the life of the contract, unless the terms of the contract indicate an alternative treatment would be more appropriate.

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

7 Tangible fixed assets

Freehold properties are depreciated on a straight-line basis over 50 years or their useful life, if less. Leased properties are depreciated over the lesser of 50 years, their useful life or the term of the lease. No depreciation is provided on freehold land. Expenditure on major refurbishment of properties is amortized over periods of between 3 and 15 years. Other fixed assets are depreciated mainly at rates between 5% and 33% per annum on a straight-line basis.

Pre-opening costs are expensed as incurred.

Casino properties are depreciated over the useful economic life of the physical properties to their residual values. Both the initial carrying amount and residual value take into account the trading potential of the property with the benefit of the casino licenses.

8 Leased assets

Assets acquired under finance leases are included in tangible fixed assets. Depreciation is provided at rates designed to write-off the cost in equal annual amounts over the shorter of the estimated useful lives of the assets (which are the same as those for assets purchased outright) and the period of the leases. The capital element of future rentals is treated as a liability and the interest element is charged to the profit and loss account over the period of the leases in proportion to the balances outstanding. Operating lease payments are charged to the profit and loss account as incurred. Any operating lease incentives are allocated to the profit and loss account on a straight line basis over the period to which the lease incentive relates.

9 Impairment of fixed assets and goodwill

Fixed assets and goodwill identified as impaired are written down to the higher of post-tax net realisable value and value-in-use.

10 Investments

Investments are stated at cost less any provision for impairment.

11 Pensions

The pension costs relating to the UK defined contribution scheme represent the contributions payable by the Group. Overseas schemes are accounted for in accordance with local conditions and practice such that the costs are charged against profits on a systematic basis over the service lives of the employees.

The pension costs relating to the UK defined benefit scheme are accounted for using FRS 17. Current service costs and net financial returns are included in the profit and loss account in the period to which they relate. Actuarial gains and losses are recognized in the statement of total recognized gains and losses.

12 Taxation

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

13 Financial Instruments

Derivative instruments that may be used by the Group are forward interest rate swaps and caps, cross currency swaps, forward starting swaps, forward rate agreements, interest rate swaps, interest rate swap options, forward foreign exchange and commodity contracts and currency options.

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

NOTES TO THE ACCOUNTS

1 SEGMENTAL INFORMATION

	Turnover
	2004	2003	2002
		(restated)	(restated)
	£m	£m	£m
Analysis by division (a)
Gaming	937.4	865.7	518.4
Hard Rock	232.0	234.0	242.7
Deluxe	751.7	788.5	704.2
US Holidays	32.2	37.7	43.2

Continuing operations	1,953.3	1,925.9	1,508.5

	Profit (loss) before tax
	2004	2003	2002
		(restated)	(restated)
	£m	£m	£m
Operating profit (loss) before exceptional items
Gaming	112.0	110.9	104.8
Hard Rock	27.8	23.1	27.6
Deluxe	66.3	88.8	89.0
US Holidays	4.2	6.0	8.1
Central costs and other	(13.2)	(17.2)	(14.1)

Continuing operations	197.1	211.6	215.4
Exceptional items	(58.1)	(51.1)	(6.2)

	139.0	160.5	209.2
Share of investments before exceptional items (b):
Associates and joint ventures	—	0.4	3.3

	—	0.4	3.3
Exceptional items	—	—	(2.0)

	—	0.4	1.3
Non-operating items (net)	(185.5)	4.6	5.9
Group interest payable and other similar charges	(36.8)	(42.8)	(16.4)

Profit (loss) on ordinary activities before tax	(83.3)	122.7	200.0

(a)	Inter-segmental turnover is not material.
(b)	Share of investments is defined as share of profit before tax.

NOTES TO THE ACCOUNTS (continued)

1 SEGMENTAL INFORMATION (continued)

	Turnover
	2004	2003	2002
	(restated)
	£m	£m	£m
Analysis by geographical area of origin
UK	1,160.6	1,064.3	630.3
North America	612.0	665.6	707.6
Rest of the world	180.7	196.0	170.6

Continuing operations	1,953.3	1,925.9	1,508.5

Turnover by destination is not materially different from turnover by origin.

	Operating profit before exceptional items
	2004	2003	2002
	(restated)
	£m	£m	£m
Analysis by geographical area of origin
UK	106.2	93.1	96.3
North America	48.1	87.7	98.2
Rest of the world	42.8	30.8	20.9

Continuing operations	197.1	211.6	215.4

	Operating profit after exceptional items
	2004	2003	2002
		(restated)	(restated)
	£m	£m	£m
Analysis by geographical area of origin
UK	91.6	83.3	96.3
North America	23.8	47.1	91.2
Rest of the world	23.6	30.1	21.7

Continuing operations	139.0	160.5	209.2

	Net Assets
	2004	2003
	£m	£m
Analysis by division
Gaming	443.4	444.3
Hard Rock	98.8	146.2
Deluxe	410.5	436.5
US Holidays	31.8	34.5

Continuing operations	984.5	1,061.5
Investments	54.9	56.6
Tax and dividends payable	(35.2)	20.1
Other non-operating assets (net)	(76.2)	(37.3)
Goodwill	117.7	123.9
Net debt	(606.7)	(700.5)
Pension liability	(24.3)	(50.1)

	414.7	474.2

NOTES TO THE ACCOUNTS (continued)

1 SEGMENTAL INFORMATION (continued)

	Net cash flow before financing
	2004	2003	2002
		(restated)	(restated)
	£m	£m	£m
Analysis by division
Gaming	107.7	74.1	80.1
Hard Rock	26.4	36.0	17.9
Deluxe	(0.6)	41.0	(78.9)
US Holidays	5.6	7.8	13.0
Central costs and other	(32.0)	(20.7)	(33.1)

Continuing operations including acquisitions	107.1	138.2	(1.0)

Investments
Other	—	(2.8)	(22.2)

		(2.8)	(22.2)
Interest paid (net)	(41.1)	(38.6)	(16.9)
Tax and dividends	(74.5)	(134.2)	(123.8)
Acquired debt and other non cash items	—	—	(7.9)

Net cash (outflow) inflow before use of liquid resources and financing	(8.5)	(37.4)	(171.8)

	2004	2003
		(restated)
	£m	£m
Analysis of net assets by geographical area
UK	541.4	554.0
North America	333.7	399.7
Rest of the world	109.4	107.8

Continuing operations including acquisitions	984.5	1,061.5

2 TURNOVER AND OPERATING PROFIT

	2004			2003	2002
	Continuing operations	Acquisitions	Total	Total (restated)	Total (restated)
	£m	£m	£m	£m	£m
Turnover	1,943.0	10.3	1,953.3	1,925.9	1,508.5
Cost of sales	(1,551.9)	(5.7)	(1,557.6)	(1,495.4)	(1,093.0)

Gross profit	391.1	4.6	395.7	430.5	415.5
Distribution costs	(64.3)	(0.3)	(64.6)	(54.4)	(42.4)
Administrative expenses	(197.7)	(3.6)	(201.3)	(223.4)	(174.4)
Other operating income	9.2	—	9.2	7.8	10.5

Operating profit	138.3	0.7	139.0	160.5	209.2

Exceptional items included above are:
In cost of sales	(58.1)	—	(58.1)	(41.8)	(6.2)
In administrative expenses	—	—	—	(9.3)	—

	(58.1)	—	(58.1)	(51.1)	(6.2)

Operating profit before exceptional items	196.4	0.7	197.1	211.6	215.4

NOTES TO THE ACCOUNTS (continued)

2 TURNOVER AND OPERATING PROFIT (continued)

	2004	2003	2002
	£m	£m	£m
Operating profit is stated after charging the following items:
In normal trading
Depreciation of tangible fixed assets	71.6	88.5	79.6
Amortization of goodwill	7.8	6.4	1.0
Operating lease payments
- land and buildings	59.5	58.1	51.5
- plant and machinery	12.3	14.1	10.0
In exceptional items
Impairment of fixed assets (including goodwill)	31.0	—	6.2
Amounts provided for legal settlements	—	9.3	—
Restructuring charges	27.1	41.8	—

The exceptional restructuring charges of £27.1m relate to the restructuring of Deluxe Media. The asset impairment and onerous lease provision relates to the carrying value of assets in the Hard Rock business (£31.0m).

In May 2004, Deluxe Media was informed by a major studio that it would be transferring its business to another supplier on a staged basis over the period to July 2005. This contract relates primarily to European DVD manufacturing and distribution. Although negotiations for replacement contracts are ongoing, no major contracts have yet been secured and accordingly an exceptional charge of £23.1m, comprising asset write-downs and impairment charges of £18.0m, onerous lease provisions of £3.8m, and other costs of £1.3m, has been recorded.

Deluxe Media also incurred an exceptional charge of £4.0m in respect of the VHS restructuring announced at the time of the 2003 year-end results in February 2004. These charges relate to the closure of VHS manufacturing facilities in Germany, Italy and Portugal.

NOTES TO THE ACCOUNTS (continued)

2 TURNOVER AND OPERATING PROFIT (continued)

During the year the Group’s Auditors, PricewaterhouseCoopers LLP, earned the following fees:

	2004	2003
	£m	£m
Audit fees:
UK	0.8	0.8
Overseas	0.7	0.7

	1.5	1.5

Non-audit services:
UK	3.3	0.6
Overseas	0.2	0.2

	3.5	0.8

	5.0	2.3

Audit services were as follows:
Statutory audit	1.4	1.4
Audit related regulatory reporting	0.1	0.1

	1.5	1.5

Non-audit services were as follows:
Further assurance services (principally due diligence)	3.0	0.5
Compliance services	0.2	0.2
Tax advisory services	0.3	0.1

	3.5	0.8

The Auditor’s remuneration for the Company was £55,000 (2003 £52,000).

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

3 NON-OPERATING ITEMS

	2004	2003	2002
	£m	£m	£m
Net profit on disposal of fixed assets	—	4.6	—
Net loss (including provision for loss) on disposal of continuing operations	(185.5)	—	(0.8)
Net loss on disposal of fixed assets in joint ventures – discontinued	—	—	(1.0)
Profit on disposal of interest in joint venture	—	—	7.7

Non-operating items before interest and tax	(185.5)	4.6	5.9

The Group has decided to separate Deluxe Media (DMS) from the rest of the Group by means of a sale. Given the status of the sale process, the total charge of £181.4m has been treated as a provision for loss on disposal. The Group has written down the carrying value of DMS to expected proceeds, resulting in a £104.7m provision for loss on disposal. The £104.7m was recognized in the balance sheet as a £25.4m impairment against goodwill, £51.7m impairment against fixed assets, £23.5m provision against contract advances and £4.1m against other costs. In addition, £76.7m goodwill, which had previously been written off to reserves, has been charged through the profit and loss account. The net loss on disposal of continuing operations relates principally to the disposal of RLMS. The non-operating item in 2003 related to the write back of provisions set up on the disposal of business in 1999 and 2000 which are no longer considered necessary.

NOTES TO THE ACCOUNTS (continued)

4 NET INTEREST PAYABLE AND SIMILAR CHARGES

	2004	2003	2002
		(restated)	(restated)
	£m	£m	£m
Interest payable on bank loans and overdrafts	4.3	1.0	0.8
Interest payable on other loans	45.0	44.0	23.8
Finance charges on finance leases	0.4	0.5	0.9
Release of discount on provisions	0.6	0.9	1.3

Interest payable and other similar charges	50.3	46.4	26.8
Profit on disposal of Seminole Indian bond	—	(2.1)	—
Interest receivable from deposits and current asset investments	(13.5)	(13.0)	(9.5)
Net profit on redemption of fixed rate debt	—	—	(0.9)

	36.8	31.3	16.4
Exceptional premium payable on redemption of £125m Eurobond	—	11.5	—

	36.8	42.8	16.4

5 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

(a) Analysis of tax charge in year

	2004
	Before exceptional items	Exceptional items	Total
	£m	£m	£m
UK corporation tax
Current	6.2	(1.5)	4.7
Prior year	12.5	—	12.5

	18.7	(1.5)	17.2

Overseas tax
Current	13.0	(0.7)	12.3
Prior year	(14.5)	—	(14.5)

	(1.5)	(0.7)	(2.2)

Taxation on share of profits of:
Associated undertakings and joint ventures	0.3	—	0.3

Total current tax	17.5	(2.2)	15.3

UK deferred tax
Timing differences	11.1	—	11.1

Overseas deferred tax
Timing differences	16.3	(7.3)	9.0

Total deferred tax	27.4	(7.3)	20.1

Tax on profit (loss) on ordinary activities	44.9	(9.5)	35.4

The tax credit on the exceptional charge is £9.5m.

NOTES TO THE ACCOUNTS (continued)

5 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

(a) Analysis of tax charge in year (continued)

	2003 (restated)
	Before exceptional items	Exceptional items	Total
	£m	£m	£m
UK corporation tax
Current	20.1	(2.1)	18.0
Prior year	(17.6)	(4.0)	(21.6)

	2.5	(6.1)	(3.6)
Overseas tax
Current	11.7	—	11.7
Prior year	(1.0)	—	(1.0)

	10.7	—	10.7
Taxation on share of profits of:
Associated undertakings and joint ventures	0.2	—	0.2

Total current tax	13.4	(6.1)	7.3

UK deferred tax
Timing differences	12.4	(8.7)	3.7
Overseas deferred tax
Timing differences	27.9	(11.3)	16.6

Total deferred tax	40.3	(20.0)	20.3

Tax on profit (loss) on ordinary activities	53.7	(26.1)	27.6

	2002 (restated)
	Before exceptional items	Exceptional items	Total
	£m	£m	£m
UK corporation tax
Current	21.3	—	21.3
Prior year	(0.6)	—	(0.6)

	20.7	—	20.7
Overseas tax
Current	9.5	—	9.5
Taxation on share of profits of:
Associated undertakings and joint ventures	1.4	(0.6)	0.8

Total current tax	31.6	(0.6)	31.0

UK deferred tax
Timing differences	5.2	—	5.2
Overseas deferred tax
Timing differences	23.6	—	23.6

Total deferred tax	28.8	—	28.8

Tax on profit (loss) on ordinary activities	60.4	(0.6)	59.8

NOTES TO THE ACCOUNTS (continued)

5 TAXATION ON PROFIT ON ORDINARY ACTIVITIES (continued)

(b) Taxation reconciliation

	2004	2003	2002
		(restated)	(restated)
	£m	£m	£m
(Loss) Profit on ordinary activities before tax	(83.3)	122.7	200.0
(Loss) Profit on ordinary activities before tax at 30% (2002:30%, 2001:30%)	(25.0)	36.8	60.0
Effects of:
Permanent differences	68.6	23.0	(0.5)
Capital allowances in excess of depreciation	(17.0)	(8.2)	(4.2)
Differences in overseas tax rates	(14.2)	(21.0)	(23.4)
Adjustments relating to prior years	(1.9)	(22.6)	(0.6)
Other timing differences	4.8	(0.7)	(0.3)

Total current tax	15.3	7.3	31.0

The effective tax rate for the year has been reduced by a number of adjustments relating to prior years.

6 RESULTS ATTRIBUTABLE TO THE PARENT COMPANY

The loss for the financial year in the accounts of The Rank Group Plc was £31.5m (2003 – profit £1.9m, 2002 - profit £0.2m). As allowed by S.230 Companies Act 1985, no profit and loss account is presented in respect of The Rank Group Plc.

7 DIVIDENDS

	2004	2003	2002
	£m	£m	£m
Convertible preference shares – non equity
Dividends payable for the period	—	17.1	18.8
Provision for redemption premium	—	—	2.2

	—	17.1	21.0

Ordinary shares – equity
Interim declared of 4.8p per share (2003 - 4.6p, 2002 - 4.4p)	29.1	27.3	26.1
Final proposed of 7.8p per share (2003 - 9.3p, 2002 - 8.8p)	61.1	55.5	52.1

	90.2	82.8	78.2

NOTES TO THE ACCOUNTS (continued)

8 EARNINGS PER ORDINARY SHARE

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of Ordinary shares in issue during the year, excluding those held in the employee benefit trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of Ordinary shares in issue is adjusted to assume conversion of all dilutive potential Ordinary shares comprising those share options granted to employees where the exercise price is less than the average price of the Company’s Ordinary shares during the year and the Company’s Convertible preference shares. In addition, the diluted weighted average number of shares is adjusted to reflect the conversion of any convertible debt if conversion would be dilutive.

	2004						2003 (restated)
	Before exceptional items		Exceptional items		Total		Before exceptional items		Exceptional items		Total
Basic earnings (£m)	114.0		(233.4)		(119.4)		107.6		(29.1)		78.5
Weighted average number of Ordinary shares (m) – basic					598.7						592.3
Basic earnings (loss) per Ordinary share	19.0	p	(38.9	)p	(19.9	)p	18.2	p	(4.9	)p	13.3p
Diluted earnings (£m)	114.0		(233.4)		(119.4)		108.4		(29.1)		79.3
Weighted average number of Ordinary shares (m) – diluted					598.7						618.5
Diluted earnings (loss) per Ordinary share	19.0	p	(38.9	)p	(19.9	)p	17.5p		(4.7	)p	12.8	p

	2002 (restated)
	Before exceptional items	Exceptional items		Total
Basic earnings (£m)	119.4	(1.7)		117.7
Weighted average number of Ordinary shares (m) basic				589.2
Basic earnings per Ordinary share	20.3p	(0.4	)p	19.9p

Diluted earnings (£m)	119.4	(1.7)		117.7
Weighted average number of Ordinary shares (m) diluted				592.4
Diluted earnings per Ordinary share	20.2p	(0.4	)p	19.8p

Earnings per share before exceptional items has been calculated to show the impact of exceptional items as these can have a distorting effect on earnings and therefore warrant separate consideration.

Earnings per share before goodwill amortization has been calculated to show the impact of goodwill amortization after tax as management believe the measure provides clearer guidance on underlying business performance.

NOTES TO THE ACCOUNTS (continued)

9 INTANGIBLE FIXED ASSETS

Goodwill £m
Cost at December 31, 2003	136.1
Currency translation adjustment	(4.1)
Additions	28.2
Purchase of Minority interest	3.8
Fair value adjustments	2.7

Cost at December 31, 2004	166.7

Amortization at December 31, 2003	12.2
Currency translation adjustment	(0.2)
Amortization for the year	7.8
Provision for Impairment	29.2

Amortization at December 31, 2004	49.0

Net book amount at December 31, 2004	117.7

Net book amount at December 31, 2003	123.9

10 TANGIBLE FIXED ASSETS

	Land and buildings £m	Fixtures fittings, plant and machinery £m	Payments on account and assets in course of construction £m	Total £m
Group
Cost at December 31, 2003	600.4	709.1	10.0	1,319.5
Currency translation adjustment	(9.6)	(11.6)	(0.7)	(21.9)
Additions	34.4	44.9	31.9	111.2
Acquisition of subsidiary undertakings	0.7	9.3	—	10.0
Disposals	(7.8)	(33.8)	(0.9)	(42.5)
Disposal of subsidiary undertakings	(1.7)	(69.7)	—	(71.4)
Transfers	2.4	7.3	(9.7)	—

Cost at December 31, 2004	618.8	655.5	30.6	1,304.9

Depreciation at December 31, 2003	121.3	395.0	—	516.3
Currency translation adjustment	(4.1)	(6.9)	—	(11.0)
Provision for impairment	37.2	47.5	1.5	86.2
Disposals	(6.4)	(25.1)	—	(31.5)
Disposal of subsidiary undertakings	(0.3)	(45.1)	—	(45.4)
Depreciation for the year	16.1	55.5	—	71.6

Depreciation at December 31, 2004	163.8	420.9	1.5	586.2

Net book amount at December 31, 2004	455.0	234.6	29.1	718.7

Net book amount at December 31, 2003	479.1	314.1	10.0	803.2

NOTES TO THE ACCOUNTS (continued)

10 TANGIBLE FIXED ASSETS (continued)

(a)	Land with a net book amount of £80.8m (2003 £72.9m) is not depreciated. The net book amount of tangible assets for the Group includes £3.1m (2003 £3.1m) interest capitalized.

(b)	The book amounts for fixtures, fittings, plant and machinery include the following amounts in respect of assets held under finance leases: cost £6.6m (2003 £19.2m), accumulated depreciation £5.4m (2003 £5.3m), net book amount £1.2m (2003 £13.9m). The depreciation charge in the year in respect of these assets was £3.3m (2003 £3.5m) plus a provision for impairment of £2.6m (2003 £nil).

The net book amount of land and buildings comprises:

	2004 £m	2003 £m
Freeholds	270.1	262.0
Long leases (over 50 years unexpired)	25.2	27.4
Short leases	159.7	189.7

	455.0	479.1

11 INVESTMENTS IN SUBSIDIARY UNDERTAKINGS

Company £m
Cost of shares at December 31, 2003 and 2004	2,845.7
Provisions at December 31, 2003 and 2004	(1,083.0)

Net book value at December 31, 2003 and 2004	1,762.7

12 INTERESTS IN JOINT VENTURES (UNLISTED)

Participating interests £m
Balances at December 31, 2003	6.8
Currency translation adjustment	(0.3)
Additions	0.4
Share of profits after distributions	(0.2)

Balances at December 31, 2004	6.7

	2004 £m	2003 £m
Share of retained profit (loss) for the period
Share of profits less losses after taxation	(0.2)	0.5
Dividends and distributions receivable by the Group	—	—

Amounts retained attributable to the Group	(0.2)	0.5

NOTES TO THE ACCOUNTS (continued)

12 INTERESTS IN JOINT VENTURES (UNLISTED) (continued)

The Group’s interests in joint ventures comprises 50% of the ordinary share capital of Atlab Holdings Pty Limited (Atlab). The remaining share capital is owned by Amalgamated Holdings Limited. The principal activity of Atlab is as an investment holding company. The company holds the investment in the Atlab Group of operating companies whose principal activities is film processing in Australasia.

The Group also holds a 50% share in Lifestar, a joint venture between Hard Rock Hotels and Resorts and Sol Meliá Hotels and Resorts, to develop the Hard Rock Hotel concept throughout the Americas and Europe. Lifestar currently manages and operates hotels in Chicago and New York. The Group’s own equity investment in these hotels is held separately and is included in other investments.

13 INTERESTS IN ASSOCIATED UNDERTAKINGS (UNLISTED)

£m
Balances at December 31, 2003	3.0
Currency translation adjustment	(0.1)
Share of losses after distributions	(0.1)
Transfer to subsidiary undertakings (net of disposals)	(2.8)

Balances at December 31, 2004	—

	2004 £m	2003 £m
Share of retained loss for the period
Share of operating loss	(0.1)	(0.3)

Amounts retained attributable to the Group	(0.1)	(0.3)

At December 31, 2003 the Group’s interests in associated undertakings comprise 20% of the equity of EFILM LLC (EFILM), a Delaware limited liability corporation whose principal activity is the digital production of film elements necessary for bulk film processing.

On August 6, 2004 the Group acquired the remaining 80% of EFILM. Further details on the acquisition are provided in note 26.

14 OTHER INVESTMENTS

Group (as restated) £m
Balances at December 31, 2003	46.8
Currency translation adjustment	(3.1)
Additions	4.7
Disposals	(0.2)

Balances at December 31, 2004	48.2

Other investments comprises £21.7m (2003 - £22.2m) in relation to the Group’s 10% equity investment in Universal Studios Japan, £17.4m (2003 - £19.6m) in relation to the Group’s investment in the Universal Rank Hotel partnership in the US, £8.5m (2003 - £4.2m) in relation to the Group’s investment in the Hard Rock hotel partnership in Chicago and New York, £0.6m (2003 £0.6m) in respect of the Group’s 10% equity investment in Medal Entertainment & Media plc and £Nil (2003 - £0.2m) in respect of the Group’s 20% investment in Fancy a Flutter Limited.

NOTES TO THE ACCOUNTS (continued)

15 STOCKS

	2004 £m	2003 £m
Raw materials and consumables	36.6	37.1
Work in progress	1.6	2.8
Finished goods and goods for resale	15.8	21.1
Completed properties for resale	11.1	9.2

Stock	65.1	70.2

Replacement value of stock is not materially different to cost.

16 DEBTORS

	2004 £m	2003 (restated) £m
Amounts falling due within one year
Trade debtors	188.1	202.7
Other debtors	42.2	41.3
Installment sale debtors and notes receivable	0.3	1.3
Deferred tax asset	27.1	31.6
Advance contract payments	71.1	101.6
Prepayments and accrued income	41.9	41.6

	370.7	420.1

Amounts falling due after more than one year
Other debtors	18.8	36.3
Installment sale debtors and notes receivable	15.5	20.0
Deferred tax asset	43.4	63.0
Advance contract payments	226.7	216.0
Prepayments and accrued income	0.1	0.5

	304.5	335.8

Further details on the movement in advance contract payments are provided below:

£m
Balance at December 31, 2003	317.6
Currency translation adjustment	(14.4)
Amortization charge for the year	(75.6)
Additions	93.7
Provision for loss	(23.5)

Balance at December 31, 2004	297.8

NOTES TO THE ACCOUNTS (continued)

17 CASH, DEPOSITS AND CURRENT ASSET INVESTMENTS

	2004 £m	2003 £m
Cash, current accounts and overnight deposits	74.3	167.6
Term deposits	0.4	0.3

	74.7	167.9
Current asset investments	9.6	4.2

Cash, deposits and current asset investments	84.3	172.1

Current asset investments comprise amounts invested in cash and fixed deposit funds operated by external fund managers. The investments can be readily converted into cash. The funds are placed with counterparties with strong credit ratings. Cash, deposits and current asset investments are receiving interest at floating rates in their currency of denomination, with 59% of the total being held in sterling, 20% in US dollars, 21% in euros.

18 LOAN CAPITAL AND BORROWINGS

	Group
	2004 £m	2003 £m
Bank overdrafts	18.8	25.6

Other borrowings repayable:
Within one year or on demand	3.1	266.5
Between one and two years	155.7	3.4
Between two and five years	273.5	316.4
In five years or more	239.9	260.7

	672.2	847.0

Total	691.0	872.6

Unsecured convertible bond (net of financing cost)	164.6	65.0
Unsecured	522.9	797.4
Obligations under finance leases (secured)	3.5	10.2

Total	691.0	872.6

Amounts due within one year or on demand	21.9	292.1
Amounts due after more than one year	669.1	580.5

Loan capital and borrowings	691.0	872.6

The Group had the following undrawn committed borrowing facilities available at December 31, 2004 and 2003:

	2004 £m	2003 £m
Expiring between one and two years	246.2	—
Expiring after more than two years	—	200.0

Loan capital and borrowings	246.2	200.0

NOTES TO THE ACCOUNTS (continued)

18 LOAN CAPITAL AND BORROWINGS (continued)

The analysis of other borrowings repayable includes £164.6m of convertible bonds (2003 - £65.0m). The bonds due in 2009 are convertible at the option of the holder into fully paid Ordinary shares at £3.764 per share. Interest is paid half yearly in January and July. None of the bonds were converted during the year. If the conversion rights attached to the bonds outstanding at December 31, 2004 were exercised, 44.6m Ordinary shares would fall to be issued. Unless previously redeemed or converted, the bonds will be redeemed at par in 2009.

The analysis of other borrowings repayable includes obligations under finance leases, of which £2.3m (2003 £6.2m) expire within one year, £0.6m (2003 £2.9m) expire between one and two years, £0.4m (2003 £0.7m) expire between two and five years, and £0.2m (2003 £0.4m) expire after five years.

Borrowings shown above include:

(a)	£286.1m Private Placements (£35m, $482m) redeemable at par in 2007, 2010, 2013, 2015 (issued in 2003);

(b)	£52.1m US$100m 6.375% Yankee bonds redeemable at par in 2008 (issued 1998);

(c)	£8.2m US$15.8m 7.125% Yankee bonds redeemable at par in 2018 (issued 1998);

(d)	£164.6m 3.875% convertible unsecured loan stock due 2009 (issued 2004).

The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity, and to maintain committed facilities sufficient to cover seasonal peak anticipated borrowing requirements.

The Company had £164.6m of borrowings at December 31, 2004 (2003 - £147.1m).

The finance costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the costs of issue, any discount to face value arising on issue and any premium payable on maturity.

19 FINANCIAL INSTRUMENTS

(a) Interest risk management

Financial liabilities

Some 47% of the Group’s loan capital and borrowings is at fixed rates of interest, with a weighted average interest rate of 5.3% (2003, 6.0%) and a weighted average term of 6.2 years (2003 5.0 years). At December 31, 2004, the Group’s net debt was predominantly denominated in US dollars.

NOTES TO THE ACCOUNTS (continued)

19 FINANCIAL INSTRUMENTS (continued)

Gross borrowings of £874.0m include loan capital and borrowings of £691.0m, and the effect of currency and interest rate swaps. After taking account of interest rate and currency rate swaps, the currency and interest rate exposure of gross borrowings as at December 31, 2004 and December 31, 2003 was:

2004			Fixed rate borrowings
	Gross borrowings £m	Floating rate Borrowings £m	Fixed rate borrowings £m	Weighted average interest rate %	Weighted average time for which rate is fixed years
Sterling	281.1	79.7	201.4	4.4	4.8
US/Canadian dollar	469.5	264.5	205.0	6.1	8.3
Other currencies (net)	123.4	121.9	1.5	3.4	2.9

	874.0	466.1	407.9	5.3	6.2

2003			Fixed rate borrowings
	Gross borrowings £m	Floating rate borrowings £m	Fixed rate borrowings £m	Weighted average interest rate %	Weighted average time for which rate is fixed years
Sterling	474.6	286.4	188.2	5.4	2.6
US/Canadian dollar	570.5	344.1	226.4	6.0	9.4
Other currencies (net)	132.2	129.8	2.4	3.4	2.6

	1,177.3	760.3	417.0	6.0	5.0

Floating rate borrowings incur interest based on relevant LIBOR equivalents.

In addition to the amounts disclosed in the above tables, the following meet the definition of financial liabilities:

•	the Group’s provisions of £13.9m (2003 £13.6m) for vacant leasehold properties (note 21) are considered to be floating rate financial liabilities. This is because in establishing the provisions, the cash flows have been discounted using a discount rate which is re-appraised at each half-yearly reporting date to ensure it reflects current market assessments of the time value of money and the risks specific to the liability. £9.7m (2003 £12.7m) of the balance is denominated in sterling and the remainder are US dollar denominated.

•	£50.6m (2003 £54.1m) of the Group’s contract advances which are payable after more than one year. No interest is payable on these US dollar denominated financial liabilities.

•	£8.5m (2003 £11.9m) of deferred consideration payable after more than one year in respect of the acquisition of subsidiary undertakings. Of this, £1.9m is denominated in euros and £6.6m in sterling.

NOTES TO THE ACCOUNTS (continued)

19 FINANCIAL INSTRUMENTS (continued)

Financial assets

The financial assets shown below include cash, deposits and current asset investments of £84.3m and the sterling element of currency rate swaps.

	2004 £m	2003 £m
Sterling	231.6	373.3
US/Canadian dollar	17.1	78.0
Other currencies	18.6	25.5

Cash, investments and other financial assets	267.3	476.8

Floating rate cash earns interest based on relevant LIBID equivalents and investments earning interest according to the performance of the funds in which they are interested.

In addition to the amounts disclosed in the previous tables, the following meet the definition of financial assets:

•	£226.7m of the Group’s contract advances which are receivable after more than one year. No interest is payable on these US dollar denominated financial assets.

•	£48.2m of investments in equity shares have been excluded from the interest rate risk profile as they have no maturity date and would thus distort the weighted average period information.

Installment sale debtors and notes receivable after one year

				Fixed rate assets
	Total asset £m	Floating rate asset £m	Fixed rate asset £m	Weighted average interest rate %	Weighted average time for which rate is fixed years
2004
US dollar	15.5	9.6	5.9	12.2	5.4

				Fixed rate assets
	Total asset £m	Floating rate asset £m	Fixed rate asset £m	Weighted average interest rate %	Weighted average time for which rate is fixed years
2003
US dollar	20.0	11.3	8.7	13.2	4.3

Floating rate installment sale debtors and notes receivable after one year earn interest based on three and five year US treasury bills.

NOTES TO THE ACCOUNTS (continued)

19 FINANCIAL INSTRUMENTS (continued)

(b) Maturity of financial liabilities

The maturity of loan capital and borrowings is given in note 18 above.

For other financial liabilities, note 21 provides an indication of the nature of the underlying liabilities in respect of provisions. The maturity profile of these liabilities, together with deferred consideration and contract advances, is as follows:

	Onerous contracts	Contract advances	Deferred consideration	2004	2003
	£m	£m	£m	£m	£m
Within one year or on demand	4.8	—	—	4.8	3.7
Between one and two years	2.0	44.9	1.6	48.5	35.0
Between two and five years	3.8	5.7	6.9	16.4	38.6
Over five years	3.3	—	—	3.3	2.3

	13.9	50.6	8.5	73.0	79.6

(c) Exchange risk management

After taking into account the effect of forward exchange contracts, there are no material net monetary assets/liabilities of Group companies denominated in currencies other than the relevant Group Company’s own functional currency.

The Group operates a prudent hedging policy relating to its cross currency business trading cash flows. Currency exposures are netted by currency and hedged forward for up to five years using forward foreign exchange contracts.

(d) Fair values

The estimated fair values of the Group’s financial assets and financial liabilities at December 31, 2004 and 2003 are set out below. The fair value of quoted borrowings is based on year end mid-market quoted prices. The fair values of other borrowings and the derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

Primary financial instruments held or issued to finance the Group’s operations are as follows:

	2004 Net carrying amount £m	2004 Fair value £m	2003 Net carrying amount £m	2003 Fair value £m
Short term financial liabilities and current portion of long term borrowings	(21.9)	(21.9)	(292.1)	(301.0)
Long term borrowings	(669.1)	(665.3)	(580.5)	(577.6)
Cash at bank and liquid investments	84.3	84.3	172.1	172.1
Other financial assets	15.5	15.5	20.0	20.0
Other financial liabilities	(48.4)	(48.4)	(79.6)	(79.6)

The difference between net carrying amount and estimated fair value reflects unrealized gains or losses inherent in the instruments based on valuations at December 31, 2004. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

NOTES TO THE ACCOUNTS (continued)

19 FINANCIAL INSTRUMENTS (continued)

Financial derivative instruments

The estimated current value of the foreign exchange forward contracts and interest rate swaps entered into to hedge future transaction flows and on balance sheet exposures based on quoted market prices is set out below.

	2004 Book value £m	2004 Current value £m
Interest rate swaps	—	(0.8)
Foreign exchange forward rate contracts	—	—
Foreign currency swaps	—	(2.9)
Commodity forwards	—	0.1

	2003 Book value £m	2003 Current value £m
Interest rate swaps	—	(0.4)
Foreign exchange forward rate contracts	—	2.3
Foreign currency swaps	2.0	2.0
Commodity forwards	—	(0.6)

(e) Hedges

The Group’s policy is to hedge the following exposures:

•	Interest rate risk, using interest and currency swaps; and

•	Currency risk, using forward foreign currency contracts for foreign currency receipts and payments. Forward foreign currency contracts are also used for currency exposures on future years’ forecasted sales

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

NOTES TO THE ACCOUNTS (continued)

19 FINANCIAL INSTRUMENTS (continued)

	Unrecognized
	Gains £m	Losses £m	Total net gains (losses) £m
Gains and losses on hedges at January 1, 2004	5.2	(3.9)	1.3
Arising in previous years included in 2004 income	(5.1)	0.2	(4.9)

Gains and losses not included in 2004 income:
Arising before January 1, 2004	—	—	—
Arising in 2004 on pre January 1, 2004 contracts	—	(0.8)	(0.8)
Arising in 2004 on 2004 contracts	0.1	(2.9)	(2.8)

Gains and losses on hedges at December 31, 2004	0.1	(3.7)	(3.6)

of which:
Gains and losses expected to be included in 2005 income	0.1	(3.7)	(3.6)
Gains and losses expected to be included in 2006 income or later	—	—	—

	0.1	(3.7)	(3.6)

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

NOTES TO THE ACCOUNTS (continued)

20 OTHER CREDITORS

	2004 £m	2003 £m
Amounts falling due within one year
Trade creditors	113.2	121.5
Other creditors	57.2	91.2
Other tax and social security	13.8	14.4
UK corporation tax and overseas taxation	9.7	20.6
Deferred consideration	18.9	22.5
Accrued dividends on Convertible preference shares	0.2	0.3
Proposed final dividend on Ordinary shares	61.1	55.5
Contract advances payable	66.6	34.3
Accruals and deferred income	102.2	81.4

	442.9	441.7

Amounts falling due after more than one year
Other creditors	7.6	7.8
UK corporation tax and overseas taxation	45.1	31.2
Deferred consideration	8.5	11.9
Contract advances payable	50.6	54.1
Accruals and deferred income	1.5	0.7

	113.3	105.7

21 PROVISIONS FOR LIABILITIES AND CHARGES

	Onerous contracts £m	Deluxe Restructuring costs £m	Provisions on disposals £m	Other (as restated) £m	Total (as restated) £m
Group
Balances at December 31, 2003 - as restated	13.6	15.0	2.7	6.3	37.6
Currency translation adjustment	(0.2)	(0.4)	—	—	(0.6)
Profit and loss account
- operating charge	2.8	0.8	—	—	3.6
- exceptional items	4.8	15.2	—	0.5	20.5
Net interest: release of discount	0.6	—	—	—	0.6
Utilized in the year	(7.7)	(20.0)	(1.9)	(2.4)	(32.0)

Balances at December 31, 2004	13.9	10.6	0.8	4.4	29.7

Onerous contracts

The Group is party to a number of leasehold property contracts. Provision has been made against those leases where the property is now vacant and the unavoidable costs under the lease exceed the economic benefit expected to be derived from potential sub-letting arrangements. The provision made in the year includes costs relating to properties which have become surplus to requirements. Further details on the maturity profile of this provision are provided in note 20.

NOTES TO THE ACCOUNTS (continued)

21 PROVISIONS FOR LIABILITIES AND CHARGES (continued)

Deluxe restructuring costs

The restructuring costs held at December 31, 2004 relate to the provisions established in Deluxe Media in 2003 and 2004 by the exceptional charge described in notes 2 and 3.

Provisions on disposals

This provision was established in 2000 following the disposal of Nightscene, Odeon Cinemas, Pinewood Studios, Tom Cobleigh and UK Holidays. The provision remaining at December 31, 2004 relates to outstanding insurance and potential warranty claims as under the sales contracts.

22 DEFERRED TAX

The analysis of the deferred tax asset included in the financial statements at the end of the year is as follows:

	2004	2003
		(restated)
	£m	£m
Accelerated capital allowances	7.3	15.6
Other UK timing differences	0.9	(0.1)
Tax losses carried forward	52.8	57.5
Other overseas timing differences	9.5	21.6

Deferred tax asset	70.5	94.6
Deferred tax asset on pension liability (note 30)	8.9	19.9

	79.4	114.5

The movement in deferred tax asset is provided below:

£m
Balance at December 31, 2003 as previously stated	89.7
Prior year adjustment – FRS 17	24.8

At December 31, 2003 as restated	114.5
Currency translation adjustment	(4.1)
Fair value adjustment (companies acquired in 2003)	(2.3)
Charge to the profit and loss account (including a £11.3m credit relating to prior years)	(20.1)
Amount charged to statement of total recognized gains and losses	(8.6)

Balance at December 31, 2004	79.4

The Group has provided for a deferred tax asset in respect of tax losses carried forward because it believes that there will be future taxable profits against which the underlying differences will reverse.

In addition, an unrecognized deferred tax asset of £21.1m (2003 - £Nil) existed at December 31, 2004. This deferred tax asset would be recovered if sufficient taxable profits arose in future in the companies in which the deferred tax asset has not been recognized.

NOTES TO THE ACCOUNTS (continued)

23 CAPITAL AND RESERVES

	2004				2003
	Authorized		Issued and fully paid		Authorized		Issued and fully paid
	Number m	Nominal value £m	Number m	Nominal value £m	Number m	Nominal value £m	Number m	Nominal value £m
US$ cumulative preference shares	—	3	—	—	—	3	—	—
Ordinary shares of 10p each	1,200	120	624.1	62.4	1,200	120	596.2	59.6

		123		62.4		123		59.6

Under the Share Savings Schemes operated by the Company employees hold options to subscribe for up to 5,367,054 (2003 6,996,020) Ordinary shares at prices between 141.0p and 268.0p per share exercisable by November 30, 2009.

Under the executive share option schemes operated by the Company, Directors and executives hold options to subscribe for up to 12,940,699 (2003 - 13,897,085) Ordinary shares at prices ranging between 155.25p and 475.76p per share exercisable over the period up to September 9, 2014.

Options granted pursuant to Share Savings Schemes are issued at a discount to the prevailing market price of up to 20%. Under the provisions of UITF 17 (revised 2003) no provision is required for the difference between market price and exercise price.

Options granted under the Share Savings Schemes are exercisable normally within a period of six months after the third or fifth anniversary of the related savings contract. Options granted under the executive share option schemes are exercisable, subject to satisfaction of performance conditions, normally within a period commencing on the third anniversary and ending on the tenth anniversary of the date of the grant.

Costs relating to the share option schemes are not recognized as the Save As You Earn Scheme is approved by the Inland Revenue.

During the year, 4,842,141 Ordinary shares were issued on the exercise of options. A further 23,049,643 Ordinary shares were issued during the year on the conversion £65.0m Blue Square loan stock.

824,895 (2003 – 2,752,076) Ordinary shares in the Company are held at cost by the Rank Group Employee Benefit Trust (“the Trust”). Under UITF 38 “Accounting for ESOP Trusts” these owned shares are deducted from equity and not disclosed as an investment.

Dividends on the shares held by the Trust have been waived by the trustee with the exception of one penny in total. The Trust may make such investments in the shares of the Company or otherwise as the trustee may determine to provide benefits to any eligible employee. The benefits may be provided in the form of shares, cash or otherwise, although any share related benefit will be provided in accordance with an appropriate employee share scheme or bonus scheme of the Company. The shares held by the Trust represent 0.1% of the Company’s called up share capital. The market value of the shares held by the Trust on December 31, 2004 was £2.2m.

NOTES TO THE ACCOUNTS (continued)

23 CAPITAL AND RESERVES (continued)

These shares were acquired by the Trust in the open market using funds provided by the Group to meet obligations under share schemes. The costs of administering the scheme are charged to the profit and loss account of the Group in the period to which they relate.

Share Premium account	£m
Balances at December 31, 2003	17.5
Movement on issue of shares	70.8

Balance at December 31, 2004	88.3

Capital redemption reserve	£m
Balances at December 31, 2003 and December 31, 2004	24.8

Other reserves

	Company and its subsidiaries - Other	Associated undertakings	Group
	£m	£m	£m
Balances at December 31, 2003 (restated)	357.9	(1.7)	356.2
Currency translation adjustment	5.6	—	5.6
Deficit on profit and loss account for the year	(209.6)	—	(209.6)
Credit in respect of employee schemes	0.5	—	0.5
Adjustment to purchase price on acquisition (goodwill)	(18.8)	—	(18.8)
Goodwill previously written off to reserves charged to profit and loss account	76.7	—	76.7
Actuarial gain on defined pension scheme	28.5	—	28.5
Movement on deferred tax relating to pension scheme	(8.6)	—	(8.6)

Balances at December 31, 2004	232.2	(1.7)	230.5

Of the £5.6m gain on other net currency translation adjustments, a gain of £33.2m arises from the translation of foreign currency borrowings less deposits. The total cumulative goodwill eliminated against reserves at December 31, 2004 amounted to £816.1m (2003 - £909.0m).

The long-standing dispute with Serena Holdings Limited, regarding the consideration payable for an acquisition by the Group, which had been disclosed as a contingent liability, was finally settled at a cost of £18.8m (£10.2m plus £8.6m accrued interest). This has been accounted for as an adjustment to goodwill previously written off to reserves.

24 ANALYSIS OF MINORITY INTERESTS

Equity £m
Balances at December 31, 2003	16.1
Currency translation adjustment	(0.9)
Minority interest in the profit on ordinary activities after tax	0.7
Distributions to minority interests	(1.9)
Purchase of minority interests	(5.3)

Balances at December 31, 2004	8.7

NOTES TO THE ACCOUNTS (continued)

25 RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	2004	2003	2002
		(restated)	(restated)
	£m	£m	£m
Operating profit	139.0	160.5	209.2
Exceptional charges	58.1	51.1	6.2
Cash payments in respect of exceptional costs and provisions	(29.4)	(34.8)	(15.8)
Depreciation and amortization	79.4	94.9	80.6
(Increase) decrease in stocks	(0.1)	5.1	(9.0)
(Increase) decrease in debtors	13.2	5.9	(212.8)
Increase (decrease) in creditors	(12.3)	2.3	48.7
Other items	12.3	6.9	(6.0)

Net cash inflow from operating activities	260.2	291.9	101.1

26 ACQUISITION OF SUBSIDIARY UNDERTAKINGS

			Provisional fair value
	EFILM Book value £m	EFILM fair value adjustment £m	EFILM £m	Other £m	Total 2004 £m
Tangible fixed assets	5.4	(1.1)	4.3	5.7	10.0
Net current (liabilities) assets (excluding cash)	(0.6)	—	(0.6)	(1.4)	(2.0)
Cash acquired	0.4	—	0.4	0.5	0.9

Net assets acquired	5.2	(1.1)	4.1	4.8	8.9

Goodwill			16.2	12.0	28.2

Consideration			20.3	16.8	37.1

Satisfied by:
Cash paid			15.5	12.9	28.4
Originally invested in prior years			2.1	—	2.1
Deferred consideration			2.7	3.9	6.6

			20.3	16.8	37.1

Cash paid					28.4
Deferred consideration in respect of prior year acquisitions					19.2
Contingent consideration					18.8
Purchase of minority interest					4.1

Cash outflow from the purchase of subsidiaries					70.5

EFILM

On August 6, 2004 the Group acquired the remaining 80% of the common stock of EFILM LLC, a leading digital film laboratory, for consideration of £18.2m including contingent deferred consideration of £2.7m.

The only significant fair value adjustment recorded against EFILM was to write down certain outdated technology assets with limited future value to the business. Consideration reflected in prior years represents amounts paid to purchase the Group’s original 20% holding in EFILM less the Group’s share of post-acquisition associate losses.

For the period since acquisition, turnover of £5.1m and operating profit (before goodwill amortization) of £Nil are included within the consolidated profit and loss account as continuing operations – acquisitions.

NOTES TO THE ACCOUNTS (continued)

26 ACQUISITION OF SUBSIDIARY UNDERTAKINGS (continued)

Other acquisitions

On July 30, 2004 the Group acquired the assets of Vision International Services (UK) Ltd, a software business specializing in supply chain services, for cash consideration of £0.3m.

On August 2, 2004 the Group acquired control of 100% of the common stock of MediaVu LLC, a software company specializing in the transmission of digital images, for cash consideration of £0.2m.

On August 5, 2004 the Group acquired 100% of the issued share capital of Softitler (being Softitler Net Inc, Softitler Canada Inc, DigiTitles srl and DigiCaptions India Pvt), one of the world’s leading DVD content localization businesses specializing in subtitling, for consideration of £9.8m including deferred consideration of £2.5m. For the period since acquisition, turnover of £2.6m and operating profit of £0.5m before goodwill amortization are included within the consolidated profit and loss account as continuing operations – acquisitions.

On August 10, 2004 the Group acquired certain assets of the Digital Video Compression Corporation (DVCC), one of the world’s leading DVD compression and authoring businesses, for cash consideration of £2.5m.

On December 15, 2004 the Group acquired a new bingo club in Sabadell for consideration of £4.1m including deferred consideration of £1.5m.

There is no significant difference between the book value and provisional fair value of other acquisitions.

Since acquisition, other acquisitions did not contribute materially to turnover or operating profit.

Deferred consideration

During the year £19.2m of deferred consideration was paid in respect of acquisitions made in prior years.

Contingent consideration

During the year the Group settled a dispute concerning contingent consideration relating to an acquisition in 1990. This payment represents an adjustment to the purchase price of the original acquisition (see note 23).

Minority interest

On December 31, 2004 the Group purchased the remaining 7.8% of the issued share capital of Deluxe Global Media Services LLC for consideration of £8.5m including contingent consideration of £4.4m. Provisional goodwill on the purchase of this minority interest was £3.8m (note 9).

NOTES TO THE ACCOUNTS (continued)

27 RECONCILIATION TO NET DEBT

	2004 £m	2003 £m
(Decrease) increase in cash in the year	(85.4)	70.8
Decrease (increase) in debt and lease financing	74.1	(303.3)
Movement in liquid resources (a)	5.6	(19.6)

Increase in net debt from cash flows	(5.7)	(252.1)
Convertible bond	65.0	(65.0)
Borrowings and leases disposed (acquired) with subsidiaries	1.3	(11.8)
Currency translation adjustment	33.2	27.5

Decrease (increase) in net debt in the year	93.8	(301.4)
Net debt at January 1	(700.5)	(399.1)

Net debt at December 31	(606.7)	(700.5)

Cash, deposits and current asset investments (Note 17)	84.3	172.1
Loan capital and borrowings (Note 18)	(691.0)	(872.6)

Net debt at December 31	(606.7)	(700.5)

(a)	The movement in liquid resources consisted of purchases of deposits and investments of £9.9m (2003 - £4.5m) and sales of £4.3m (2003 £24.1m).

28 ANALYSIS OF NET DEBT

	December 31, 2003 £m	Cash Flow £m	Disposals £m	Other non cash changes £m	Currency translation adjustment £m	December 31, 2004 £m
Cash in hand and at bank	167.9	(92.2)	—	—	(1.0)	74.7
Overdrafts	(25.6)	6.8	—	—	—	(18.8)

		(85.4)				55.9

Debt due after one year	(576.5)	(118.1)	—	—	26.7	(667.9)
Debt due within one year	(260.3)	187.0		65.0	7.5	(0.8)
Finance leases	(10.2)	5.2	1.3	—	0.2	(3.5)

		74.1				(672.2)
Liquid resources	4.2	5.6	—	—	(0.2)	9.6

Total	(700.5)	(5.7)	1.3	65.0	33.2	(606.7)

Liquid resources comprise current asset investments which, as described in note 17, represent amounts readily convertible into cash.

Other non-cash changes comprise the conversion of convertible loan stock.

NOTES TO THE ACCOUNTS (continued)

29 DIRECTORS

(a) Directors’ interests

The Directors’ interests in shares or stocks of the Company, including options to purchase Ordinary shares under the terms of the Group’s Executive Share Option Schemes (“ESOS”), Long Term Incentive Plan (“LTIP”) and Share Savings Schemes (“SAYE”) are as detailed below.

	December 31, 2004 Ordinary shares	January 1, 2004 Ordinary shares
Alun Cathcart	100,000	100,000
Ian Dyson	119,675	118,293
Peter Jarvis	27,109	25,525
Mike Smith	400,000	300,000
Oliver Stocken	42,680	40,090
Richard Greenhalgh	797	—
John Sunderland	2,642	1,058
Brendan O’Neill	393	—

The market price of an Ordinary share at December 31, 2004 was 264.0 pence and the range during the preceding 12 months was 258.5 pence to 339.0 pence. Options outstanding at December 31, 2004 are exercisable at various dates between April 1, 2002 and September 12, 2009, subject to satisfaction of applicable performance conditions.

Pursuant to the provisions of the Companies Act 1985, each executive Director is also deemed to be interested in the Ordinary shares of the Company held by the Rank Group Employee Benefit Trust. At January 1, 2004, the interest was in a total of 2,752,076 Ordinary shares and, at December 31, 2004, the interest was in a total of 824,895 Ordinary shares.

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

NOTES TO THE ACCOUNTS (continued)

29 DIRECTORS (continued)

(b) Total emoluments of the Directors of The Rank Group Plc:

	2004 £000	2003 £000	2002 £000
Fees	143	113	95
Base salaries, allowances and taxable benefits	1,199	1,120	1,043
Bonuses	197	227	407
Pension contributions-defined contributions	270	257	238
Salary supplements.	68	64	60

Total emoluments	1,877	1,781	1,843

(c) Emoluments of current Chairman	185	177	160
(d) Emoluments of highest paid director (including pension contributions)	1,041	1,003	1,058

30 EMPLOYEES

	2004 £m	2003 £m	2002 £m
Employee costs
Wages and salaries	375.7	353.2	322.5
Social security costs	37.5	36.3	28.7
Other pension costs	10.1	7.0	6.3

	423.3	396.5	357.5

	2004	2003	2002
Average number of employees by geographical area
UK	11,046	11,453	10,628
North America	10,520	8,971	8,772
Rest of the World	3,593	3,579	2,462

Continuing operations	25,159	24,003	21,862

NOTES TO THE ACCOUNTS (continued)

30 EMPLOYEES (continued)

Provision for pension and similar obligations United Kingdom

The Group adopted FRS 17 “Retirement Benefits” during the year and the pension charge for the year was £2.2m. If the Group had continued to apply SSAP 24, the net pension expense for the year would have been £8.6m.

UK The Group has two pension schemes for UK employees, both of which are contracted out of the State Second Pension arrangements. The schemes are externally funded under separate trusts and the funds’ assets are held separately from Group assets. The accounts of both schemes for the year ended April 5, 2004 have been reported upon by their auditors without a qualification.

UK Rank Pension Plan

The Rank Pension Plan (“the Plan”) is a defined benefit scheme with pensions fixed by reference to final pay and length of service.

Formal actuarial valuations of the Plan are carried out at least triennially by an independent actuary, Mercer Human Resource Consulting Limited. The most recent valuation was undertaken as at April 5, 2004, but has yet to be completed.

The most recent actuarial valuation of the Plan has been updated by an independent actuary to December 31, 2004.

The main actuarial assumptions used to calculate the Plan’s liabilities under FRS 17 are:

	2004	2003	2002
Valuation method	Projected unit	Projected unit	Projected unit
Discount rate	5.25%	5.25%	5.50%
Inflation assumption	2.75%	2.75%	2.25%
Rate of increase in salaries	4.00%	4.00%	3.50%
Rate of increase of deferred pensions	2.75%	2.75%	2.25%
Rate of increase of pensions in payment
- increases (5% LPI increases)	2.75%	2.75%	2.25%
- discretionary increases	—	—	1.25%

The assets in the Plan and the expected rate of return were:

	Long term rate of return expected at December 31, 2004	Value at December 31, 2004 £m	Long term rate of return expected at December 31, 2003	Value at December 31, 2003 £m	Long term rate of return expected at December 31, 2002	Value at December 31, 2002 £m
Equities	7.0%	323.8	7.25%	352.2	7.0%	280.0
Government bonds	4.5%	105.6	4.75%	85.9	4.5%	90.0
Non-government bonds	5.25%	105.6	5.25%	63.1	5.5%	66.4
Insurance policies	5.25%	14.4	5.25%	11.6	5.5%	13.3
Cash	4.75%	8.9	3.75%	11.0	4.0%	16.0

Total market value of assets		558.3		523.8		465.7

NOTES TO THE ACCOUNTS (continued)

30 EMPLOYEES (continued)

The following amounts at December 31, 2004, December 31, 2003 and December 31,2002 were measured in accordance with the requirements of FRS 17:

	2004 £m	2003 £m	2002 £m
Total market value of assets	558.3	523.8	465.7
Actuarial value of defined benefit liabilities	(586.4)	(588.6)	(556.6)

Deficit in the Plan	(28.1)	(64.8)	(90.9)
Related deferred tax asset (note 22)	8.4	19.4	27.3

Net pension liability	(19.7)	(45.4)	(63.6)

The Plan is closed to new entrants. Under the projected unit method of valuation, the current service cost will increase as the members of the Plan approach retirement.

The following amounts have been recognized in the performance statements in the year to December 31, 2004 under the requirements of FRS 17.

	2004 £m	2003 £m
Operating profit
Current service cost	(5.4)	(4.8)

Total operating charge	(5.4)	(4.8)

Other finance income
Expected return on Plan assets	33.7	28.5
Interest on Plan liabilities	(30.5)	(30.1)

Net return	3.2	(1.6)
Net pension charge	(2.2)	(6.4)

Statement of total recognized gains and losses
Actual return less expected return on Plan assets	11.1	39.7
Experience gains and losses arising on Plan liabilities	63.8	14.6
Removal of allowance for discretionary pension increases	—	49.1
Changes in assumptions underlying the present value of the Plan liabilities	(46.4)	(81.3)

Actuarial gain recognized	28.5	22.1

Movement in deficit during the year
Deficit in Plan at beginning of the year	(64.8)	(90.9)
Movement in year:
Current service cost	(5.4)	(4.8)
Contributions	10.4	10.4
Other finance income	3.2	(1.6)
Actuarial gain	28.5	22.1

Deficit in Plan at end of the year	(28.1)	(64.8)

NOTES TO THE ACCOUNTS (continued)

30 EMPLOYEES (continued)

In light of the expected results of the April 2004 valuation, the Group increased its level of contributions to the Plan with effect from January 1, 2005.

There was a net pension expense in respect of the Plan for the year to December 31, 2004 of £2.2m (2003 - £6.4m expense restated under FRS 17).

Other UK pension commitments

The Rank Money Purchase Pension Scheme is a defined contribution scheme with benefits which depend on the contribution levels and the emerging investment performance. The market value of its assets at April 5, 2004 was £38.7m (2003 - £34.7m). Group contributions to this scheme in the year to December 31, 2004 totaled £2.6m (2003 - £2.6m). There were no significant contributions outstanding.

The Group has an unfunded pension commitment relating to two former executives and one current executive of the Group. The provision is calculated using a basis consistent with the assumptions used to value the funded defined benefit plan in the UK. At December 31, the Group’s commitment was £3.5m (2003 - £3.7m restated for FRS 17). The Group paid £0.1m (2003 - £0.1m) in pension payments during the year.

US The Group operates defined contribution schemes in the US. Group contributions to these schemes totaled £3.2m (2003 - £3.1m). There were no significant contributions outstanding. Deluxe Film is contractually obliged to pay certain employees a one off cash payment on retirement. At December 31, 2004, the Group’s commitment was £1.1m (2003 - £1.1m) (net of a deferred tax asset of £0.5m in both years). The Group paid £0.1m (2003 - £0.1m) in relation to the commitment during the year.

At December 31, 2004 there was a net pension liability of £24.3m (2003 - £50.1m restated under FRS 17) of which £19.7m relates to the Plan, £3.5m relates to the unfunded UK commitment and £1.1m relates to the US unfunded retirement benefit plan.

Details of experience gains and losses for the year to December 31, 2004

	2004	2003
Difference between the expected and actual return on Plan assets:
Amount (£m)	11.1	39.7
Percentage of Plan assets	2.0%	7.6%
Experience gains and losses on Plan liabilities:
Amount (£m)	63.8	14.6
Percentage of present value of Plan liabilities	10.9%	2.5%
Total amount recognized in statement of total recognized gains and losses:
Amount (£m)	28.5	22.1
Percentage of present value of Plan liabilities	4.9%	3.8%

31 CONTINGENT LIABILITIES
	2004 £m	2003 £m
Guarantees by the Company and by subsidiary undertakings	4.0	27.3

No security has been given in respect of any contingent liability.

NOTES TO THE ACCOUNTS (continued)

32 COMMITMENTS

Future capital expenditure

At December 31, 2004 commitments for capital expenditure amounted to £5.3m (2003 £35.6m).

Group operating lease commitments

At December 31, 2004 commitments to make payments under operating leases in the following 12 months were:

	Land and buildings		Plant and machinery
	2004 £m	2003 £m	2004 £m	2003 £m
Leases expiring in one year	2.5	3.3	0.5	0.5
Leases expiring in two to five years	13.7	8.2	16.5	14.3
Lease expiring in more than five years	62.0	49.3	—	—

	78.2	60.8	17.0	14.8

33 RELATED PARTY TRANSACTIONS

On August 6, 2004 the Group acquired the remaining 80% of the common stock of EFILM LLC as described in note 26. In the period until EFILM became a wholly owned subsidiary, the Group had purchases from EFILM of £0.7m.

In the year the Group traded with its joint venture undertakings Atlab and Lifestar (see note 12). Group sales to these joint ventures totalled £0.7m, purchases totalled £15.1m, marketing fees, royalties and reimbursed costs totalled £1.0m and at December 31, 2004 these joint ventures owed to the Group £3.6m.

The Group recharges the Rank Group UK Pension schemes with the costs of administration and independent pension advisers borne by the Group. The total amount recharged in the year ended December 31, 2004 was £1.4m (2003 - £1.9m).

The Company is taking advantage of the exemption granted by paragraph 3 (I) of FRS 8 “Related Party Disclosures” not to disclose transactions with companies within the Group which are related parties.

34 PRINCIPAL SUBSIDIARY UNDERTAKINGS

Except where otherwise stated, The Rank Group Plc (“Rank”) owns directly or indirectly 100% of the Ordinary share capital and voting rights of the following companies. The companies are incorporated in Great Britain unless otherwise indicated after the company name. The principal operations are carried out in the country of registration.

Principal Activities
GAMING
Grosvenor Casinos Limited	London and provincial casinos
Mecca Bingo Limited	Social and bingo clubs
Rank Group Gaming Division	Owns the Group’s investments in Gaming division companies.
Blue Square Limited*	Interactive Gaming

NOTES TO THE ACCOUNTS (continued)

34 PRINCIPAL SUBSIDIARY UNDERTAKINGS (continued)

HARD ROCK
Hard Rock Cafe International (USA) Inc. (US)	Operates and franchises Hard Rock cafes
Hard Rock International Limited	Operates and franchises Hard Rock cafes

DELUXE
Deluxe Laboratories Limited	Film processing laboratory
Deluxe Laboratories Inc. (US)	Film processing laboratory
Deluxe Toronto Limited (Canada)	Film processing laboratory
Deluxe Media Services Inc. (US)	VHS duplication and distribution
Deluxe Global Media Services LLC (US)	DVD replication

HOLDING AND OTHER COMPANIES
Rank America Inc. (US)	Owns the Group’s investments in the US
Rank Group Finance Plc*	Funding operations for the Group
Rank Leisure Holdings Limited*	Owns the Group’s investments in the UK operating subsidiary undertakings, Rank Overseas Holdings Limited
Rank Overseas Holdings Limited	Owns the Group’s investment in Rank Holdings (Netherlands) BV and Rank America Inc.

*	directly held by the Company

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) which differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”).

The following is a summary of the significant differences between UK GAAP and US GAAP, as they apply to the Group:

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

At the time of a business combination, the Group must analyze its excess of purchase price over the fair value of the assets received to determine if there are any identifiable intangibles to be recorded in accordance with FAS 141. These assets must be designated as either definite or indefinite-lived intangibles with amortization charged against definite lived intangibles over their useful life.

Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment. Additionally, upon adoption of SFAS 142, management complete an annual impairment assessment and concluded there is no impairment of goodwill or identifiable intangibles, other than those outlined below.

An analysis of goodwill by reporting segment is given below:

£m	Hard Rock	Gaming	Deluxe	Other	Total
Balance at January 1, 2004	170.5	110.3	135.1	0.5	416.4
Currency translation adjustment	(1.2)	—	(5.2)	—	(6.4)
Fair value adjustment	—	1.8	4.8	—	6.6
Acquisitions	—	—	26.4	18.8	45.2
Impairment	—	—	(55.3)	—	(55.3)

Balance at December 31, 2004	169.3	112.1	105.8	19.3	406.5

As part of the planned disposal of Deluxe Media, the assets and liabilities of the business were written down to their fair values in accordance with SFAS 144. See Note 35(c) for further details. As a result of this process, the goodwill relating to Deluxe Media was impaired. The value of goodwill impaired was calculated using a two stage process as per SFAS 142. The first step compared the fair value of the assets and liabilities of the business to their written down carrying value. This was used to assess whether there was an indication of any impairment to the goodwill relating to the reporting unit. The second step compared the fair value of the Deluxe Media reporting unit to be disposed with the fair value of the assets and liabilities within the business. The excess was considered to be the fair value for goodwill and therefore the book value of the goodwill was impaired down to this level.

An analysis of the identifiable intangible assets is given below:

	Customer contracts £m	Brand £m	Customer lists £m	Technology £m	Customer Relation- ships	Total £m
Balance at January 1, 2004	10.9	18.0	3.0	9.6	—	41.5
Additions	—	1.1	—	—	0.7	1.8
Foreign exchange	(0.4)	—	—	—	—	(0.4)
Amortization expense	(4.0)	—	(2.2)	(0.4)	—	(6.6)
Impairment	(3.3)	—	(0.6)	—	—	(3.9)

Balance at December 31, 2004	3.2	19.1	0.2	9.2	0.7	32.4

The additions during the year relate to intangible assets provisionally identified on the acquisition of the remaining interest in EFILM during August 2004.

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c) Disposal of businesses

During the year ended December 31, 2004, the Group provided for the loss on disposal of its Deluxe Media business. This gave rise to a GAAP difference mainly due to the differing carrying values of the goodwill and net assets of the business. Under SFAS 144, the business is held for sale (see note 35 (u)) and is required to be written down to fair value less costs to sell and therefore an impairment charge was recorded.

Differing treatments between UK GAAP and US GAAP for the recording of assets, including goodwill, and the determination of impairment and provisions for losses for certain of the Group’s tangible and intangible assets has led to differences in the carrying values of these assets. The differences in carrying values between UK GAAP and US GAAP gave rise to a difference in the loss recognized on disposal of managed businesses. As a result the loss recognized under US GAAP is £41.4m lower compared to that under UK GAAP.

(d) Casino licenses

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

In accordance with SFAS 142, it has been determined that casino licenses have an indefinite life and will no longer be amortized as of January 1, 2002. Casino licenses will be evaluated for impairment annually. Upon adoption of SFAS 142, management completed an impairment assessment and concluded that there is no impairment of casino licenses. In addition, at December 31, 2004 and 2003 the Group performed its annual impairment test and determined that there was no impairment necessary to the carrying value of casino licenses.

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

(g) Sale and leaseback transactions

Under UK GAAP gains and losses arising on sale and leaseback transactions are generally recorded in income in the period in which the transaction occurs. Under US GAAP, if the lease is determined to be operating in nature, losses are recognized in income in the period the transaction occurs, whilst gains are typically deferred and amortized to income over the period of the lease.

(h) Pensions

As a result of adopting FRS17, under UK GAAP, the assets and liabilities of the Group’s defined benefit scheme are recognized in the balance sheet. In addition, current service costs and net financial returns relating to the scheme are recognized in the profit and loss account in the period to which they relate. Actuarial gains and losses are recognized on the statement of gains and losses.

Under US GAAP, actuarial gains and losses are amortized through the profit and loss account. The valuation assumptions used to determine the annual pension cost under US GAAP are the same as those used to determine the UK GAAP cost as set out in note 30.

(i) Share options

Under UK GAAP, the Group does not recognize compensation costs under share option schemes that have not been approved by the Inland Revenue unless the exercise price is at a discount to the open market value at date of grant. Also, no compensation charge is recorded when the vesting terms of an option award are accelerated, or when an option plan is amended with substantially similar terms as the old plan. In addition, provision is made for the employer’s share of the National Insurance Contributions (“NIC”) on outstanding share options that are expected to be exercised.

Under US GAAP, the compensation expense associated with all stock-based awards is recognized in accordance with APB 25, “Accounting For Stock Issued to Employees”. Under APB 25, compensation expense, if any, is determined based upon the excess of the fair value of the shares at the grant date over the exercise price of the awards and recognized over the service life of the awards. In addition, additional compensation cost is recognized when vesting of an option has been accelerated and those options would otherwise have been forfeited unvested. Additional compensation cost is also recognised where a new measurement date is established following the amendment of a stock option plan where the exercise price is less than the market value of the underlying shares on the new measurement date. EITF 00-16, “Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation”, requires that the NIC liability on employee stock compensation be recognized on the date of the event triggering the measurement and payment of tax, which is deemed to be the exercise date.

Under UK GAAP, the compensation charges relating to employee share schemes are based on the intrinsic value of the awards at the grant date. Under US GAAP, the cost of employee share schemes is remeasured to the value of the awards at the balance sheet date until the final measurement date. Under both UK and US GAAP the total compensation charge is adjusted to take account of the performance conditions and compensation charge is spread over the service period.

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(j) Software application development costs

Under UK GAAP, the Group capitalized certain software consultancy costs.

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

As at December 31, 2004, the capitalized software costs have been fully depreciated under both GAAPs.

(k) Accruals

Employee expenses

Under UK GAAP, amounts in respect of vacation pay for employees are recognized in the financial statements when the employee takes the vacation.

Under US GAAP, amounts in respect of unused vacation entitlement are accrued and recognized in the period in which the entitlement was earned.

Rent increases

Under UK GAAP, operating lease costs are charged to the profit and loss account as incurred with any operating lease incentives allocated to the profit and loss account on a straight line basis over the period to which the lease incentive relates.

Under US GAAP, future contractual increases in operating lease payments are spread evenly over the whole term of the lease.

(l) Provisions

Provision for onerous leases

Under UK GAAP, provisions for onerous leases recognized in the financial statements reflect future expected usage of the asset.

Under US GAAP, provisions for onerous leases must reflect the level of usage at year-end.

Debtors provisions

Under UK GAAP certain provisions against long-term assets were recognized as a result of the impairment of an asset group in order to write-down the value of the asset to fair value.

In 2004, the impairment was recognized as part of the provision for loss on disposal of business discussed in Note 35(c). As a result of the differences in net asset carrying value between UK GAAP and US GAAP, the provision against long-term assets required to write the asset group down to recoverable amount was lower under US GAAP than UK GAAP.

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In 2003, no impairment charge was recognized in accordance with US GAAP, as the sum of the gross cash flows of the asset group exceeded the asset group’s net book value. The impairment charge recognized in debtors under UK GAAP has therefore been reversed for US GAAP purposes.

(m) Financial instruments

Under UK GAAP, periodic gains and losses on interest and foreign currency derivatives are not recognized in earnings until the operational transactions to which they are linked occur. On January 1, 2001 for US GAAP reporting purposes, the Group adopted Financial Accounting Standard No. 133 Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) as amended by FAS 137 and FAS 138. Accordingly, all derivative instruments are recorded on the balance sheet at fair value. Changes in fair values are recorded in earnings or other comprehensive income, depending on whether the derivative instrument is part of a hedge transaction and, if it is, the type of hedge transaction. The Group has also reviewed its contractual arrangements for the existence of embedded derivatives that should be separately accounted for under FAS 133. If embedded derivatives are identified as a result of this review, they are recorded separately from their host contracts at fair value, with changes in fair value recognized in current earnings. The Group did not identify any such embedded derivatives as of January 1, 2003, December 31, 2003 or December 31, 2004.

Under UK GAAP, the £65m convertible bond issued in January 2003 is recognized at par, with the fair value at December 31, 2003 disclosed. Under US GAAP, the convertible bond is fair valued at each balance sheet date and the movement is recorded in the income statement. During the year the bond was converted into Ordinary shares at par.

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

(o) Ordinary dividends

Under UK GAAP, Ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors although approval of the final dividend will not take place until the annual general meeting subsequent to the year end.

Under US GAAP, such dividends are provided for in the period in which they are declared and approved by the Board of Directors.

(p) Contingent consideration

Under UK GAAP, contingent consideration on acquisition of an entity is estimated at the acquisition date and subsequently corrected against goodwill when the actual amount is paid.

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under US GAAP, contingent consideration is not recognized until the contingency is resolved and the amount is determinable.

(q) Other differences

Other minor differences exist between UK GAAP and US GAAP in respect of certain items reflected in the consolidated financial statements, such as the accounting for shares held by ESOP trusts which are consolidated. Such differences are insignificant to the reconciliation of net income and shareholders’ funds and accordingly have been excluded from the reconciliations on the following pages.

The following differences between UK GAAP and US GAAP relate to disclosure only.

(r) Exceptional items

Under UK GAAP, exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

Under US GAAP, only items, which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future), qualify for presentation as “extraordinary” items and are presented below income before extraordinary items in the statement of profit and loss.

(s) Current assets and liabilities

Under UK GAAP, current assets include amounts, which fall due after more than one year.

Under US GAAP, such assets would be reclassified as non-current assets. Provisions for liabilities and charges under UK GAAP include amounts due within one year, which would be reclassified to current liabilities under US GAAP.

(t) Guarantees

Under UK GAAP, guarantees relating to contingent liabilities and acquisitions are required to be disclosed. The disclosures are given in notes 26 and 31 of the Notes to the Accounts.

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

In addition to the disclosure given in notes 26 and 31 of the Notes to the Accounts, the following is required to be disclosed under US GAAP:

The Group’s Gaming and Hard Rock divisions enter into contracts that guarantee a minimum purchase amount or volume. Based on past consumption levels and future forecasts, the Group believes normal trading demands will satisfy all minimum requirements and therefore no additional amounts will require to be paid.

In addition, many Deluxe customer contracts have performance obligations mainly focussed around the timeliness of delivery, quality of product and security. The implications of failing to meet these obligations vary from contract to contract. In the worst cases repeated offences and failure to remedy the breach could end in termination of contract and the financial loss of any advance. However, the Group believes that the likelihood of this occurring is remote and therefore have not recognised any provisions.

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(u) Assets Held for Sale and Discontinued Operations

Under UK GAAP, assets which are to be disposed of through a sale of a business (disposal groups) are classified up until the point of sale in the same method as which previously recognised.

Under US GAAP, the Group must comply with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment on Disposal of Long-Lived Assets” (FAS 144). If certain criteria are met, this requires assets and liabilities, which form the disposal group to be classified together within Current Assets as “Held for Sale”. In addition, depreciation on these assets is stopped from the date at which the criteria are met.

The assets of Deluxe Media were “Held for Sale” as of December 31, 2004. On December 31, 2004, the Group purchased the outstanding minority interest from Ritek Corporation. As a result, all of the FAS 144 criteria for ‘Held for Sale’ classification were met from this point. Given the date of transfer, no profit adjustment is required to account for the cessation of depreciation.

Under UK GAAP, operations are classed as discontinued if operations have been sold or terminated either in the period or before the earlier of three months after the commencement of the subsequent period and the date on which the financial statements are approved.

Under US GAAP, operations are classed as discontinuing operations if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Group will not have any significant continuing involvement in the operations after the disposal.

Key data for the operations classed as discontinuing operations under US GAAP is analysed below:

Discontinuing Operations	2004 £m		2003 £m		2002 £m
Operating Loss/(Profit)	157.4		16.1		(22.6)
Net Loss/(Profit)	159.4		9.8		(13.2)
Net Cash outflow (inflow)	11.4		(45.2)		47.7
Basic Loss/(Profit) per share	26.6	p	1.7	p	(2.2	)p
Diluted Loss/(Profit) per share	26.6	p	1.7	p	(2.2	)p

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(v) Effect on turnover of differences between UK GAAP and US GAAP

	2004 £m	2003 £m	2002 £ m
Turnover for the financial year in accordance with UK GAAP	1,953.3	1,925.9	1,508.5

US GAAP adjustments:
Interactive gaming turnover (a)	(414.0)	(350.4)	(43.9)

Turnover in accordance with US GAAP	1,539.3	1,575.5	1,464.6

(w) Effect on net income of differences between UK GAAP and US GAAP

	2004 £m		2003 £m		2002 £m
(Loss)/profit for the financial year in accordance with UK GAAP (restated)	(119.4)		95.6		138.7
US GAAP adjustments (restated):
Amortization of goodwill and intangible assets (b)	1.2		(0.6)		0.3
Disposal of businesses (c)	41.4		—		2.6
Depreciation of fixed assets (e)	0.3		0.3		—
Impairment of long lived assets (f)	0.8		—		(15.7)
Sale and leaseback transaction (g)	3.0		0.5		18.9
Pension cost (h)	(4.5)		(7.2)		(2.9)
Share options (i)	(4.1)		1.2		—
Capitalized software costs (j)	—		0.8		0.8
Accruals (k)	(4.5)		0.2		(0.5)
Provisions (l)	3.6		5.4		—
Derivative financial instruments (m)	(2.0)		(13.6)		25.7
Fair value adjustment to current liabilities (m)	—		(8.9)		—
Deferred taxation (n)	(0.2)		0.8		(3.4)
Taxation effect of US GAAP differences	3.9		4.0		0.3

Net (loss) profit in accordance with US GAAP	(80.5)		78.5		164.8

Loss (earnings) per share:

Net basic (loss)/earnings per share	(13.4	)p	13.3	p	28.0	p

Net diluted (loss)/earnings per share	(13.4	)p	12.7	p	27.8	p

Number of shares used in calculating US GAAP basic income per share (in millions)	598.7		592.3		589.2
Number of shares used in calculating US GAAP diluted income per share (in millions)	598.7		618.5		592.4

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(x) Effect on shareholders’ equity of differences between UK GAAP and US GAAP

	2004 £m	2003 £m
Shareholders’ funds in accordance with UK GAAP (restated)	406.0	458.1
US GAAP adjustments (restated):
Goodwill (b)	288.8	292.5
Intangible assets (b)	32.4	41.5
Contingent consideration (p)	5.1	5.1
Accumulated amortization of casino licenses (d)	(53.4)	(53.4)
Accumulated depreciation of fixed assets (e)	(46.6)	(46.9)
Impairment of long lived assets (f)	65.5	65.4
Accrued pension costs (h)	41.9	29.7
Sale and leaseback transactions (g)	(7.5)	(12.6)
Share options (i)	0.7	1.2
Onerous leases (l)	3.6	—
Debtors provisions (l)	7.6	5.4
Accruals (k)	(4.8)	(0.3)
Derivative financial instruments (m)	(0.7)	1.3
Fair value adjustment to current liabilities (m)	—	(8.9)
Proposed ordinary dividends (o)	61.1	55.5
Deferred taxation (n)
- full provisioning	66.4	67.9
- adjustments in respect of other US GAAP differences	0.1	(3.8)

Shareholders’ equity in accordance with US GAAP	866.2	897.7

The Group has adopted Statement of Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and presentation of comprehensive income and its components. Components of comprehensive loss/income consist of the following:

	2004 £m	2003 £m	2002 £m
Net (loss) income under US GAAP	(80.5)	78.5	164.8

Foreign currency translation adjustment	11.0	(15.5)	(42.8)
Additional minimum pension liability	36.2	59.9	(119.7)

	47.2	44.4	(162.5)
Comprehensive (loss) income	(33.3)	122.9	2.3

Accumulated other comprehensive losses	(89.5)	(136.7)	(181.1)

NOTES TO THE ACCOUNTS (continued)

35 SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(y) Effect on shareholders’ equity of differences between UK GAAP and US GAAP (continued)

Changes in US GAAP shareholders’ equity are as follows:

£m
Shareholders’ equity at December 31, 2002	867.2
Net profit for the period	78.5
New share capital subscribed	4.1
Ordinary share dividends	(79.4)
Convertible preference share dividends and redemption premium	(17.1)
Additional minimum pension liability	59.9
Currency translation adjustment	(15.5)

Shareholders’ equity at December 31, 2003	897.7
Net loss for the period	(80.5)
New share capital subscribed	82.5
Ordinary share dividends	(84.3)
Adjustment in respect of employee stock options	3.6
Additional minimum pension liability	36.2
Currency translation adjustment	11.0

Shareholders’ equity at December 31, 2004	866.2

(z) Consolidated statement of cash flows

Under UK GAAP, the consolidated cash flow statement is prepared in accordance with FRS 1, as revised, “Cash Flow Statements” and presents substantially the same information as that required under US GAAP SFAS 95, “Statement of Cash Flows”. However, there are certain differences in classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents between UK GAAP and US GAAP.

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

(z) Consolidated statement of cash flows (continued)

The following table summarizes the statement of cash flows for the Group as if they had been presented in accordance with US GAAP and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash and cash equivalents under UK GAAP.

	2004 £m	2003 £m	2002 £m
Net cash flow from operating activities	231.0	225.5	57.1
Net cash (used in) provided by investing activities	(153.3)	(185.1)	(154.3)
Net cash provided by (used in) financing activities	(164.3)	26.3	90.6

Net (decrease) increase in cash and cash equivalents under US GAAP	(86.6)	66.7	(6.6)
Effect of exchange rates on cash and cash equivalents	(1.2)	(1.8)	(10.1)
Cash and cash equivalents under US GAAP at beginning of year	172.1	107.2	123.9

Cash and cash equivalents under US GAAP at end of year	84.3	172.1	107.2

36 RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The Group is currently evaluating the impact that adoption of SFAS 123(R) will have but does not expect it to have a material impact.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group is currently evaluating the effect that the adoption of SFAS 153 will have but does not expect it to have a material impact.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15,2005. The Group is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

NOTES TO THE ACCOUNTS (continued)

36 RECENTLY ISSUED ACCOUNTING STANDARDS (continued)

In May 2004, the FASB issued FSP No. 106-2 (“FSP 106-2”), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Medicare Act”). The Medicare Act was enacted December 8, 2003. FSP 106-2 supersedes FSP 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” and provides authoritative guidance on accounting for the federal subsidy specified in the Medicare Act. The Medicare Act provides for a federal subsidy equal to 28% of certain prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, beginning in 2006. The effective date of FSP106-2 is the first interim or annual period beginning after June 15, 2004, with early adoption encouraged. The Group is currently evaluating the impact adoption will have but does not expect FSP 106-2 to have a material impact.

The adoption of the following recent accounting pronouncements did not have a material impact on the Group’s results of operations and financial condition:

•	FASB Interpretation No. 46(R) (“FIN 46R”), “Consolidation of Variable Interest Entities-An Interpretation of ARB No. 51”;

•	FASB issued revised SFAS No. 132 (R) (revised 2003), “Employer’s Disclosures about Pensions and Other Post-Retirement Benefits-An Amendment of FASB Statements No. 87, 88, and 106”;

•	EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”.

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

ITEM 18 FINANCIAL STATEMENTS

NOT APPLICABLE

ITEM 19 EXHIBITS

The following documents are filed as exhibits to this Registration Statement:

1.1*	Memorandum and Articles of Association of The Rank Group Plc.

2.1*	Form of Note and Guarantee Agreement between The Rank Group Plc and Holders of Guaranteed Senior Notes Issuable in Series.

4.1**	The Rank Organization Overseas Executive Share Option Plan, The Rank Organization 1995 Executive Share Option Scheme, The Rank Group 1996 Executive Share Option Scheme, The Rank Group 1996 Share Savings Scheme, and The Rank Group Long Term Incentive Plan.

4.2***	An agreement dated February 19, 2000 between Rank Leisure Holdings Plc and Reamace Limited.

4.3***	An agreement dated February 22, 2000 between Rank Leisure Holdings Plc and Shelfco (No. 1797) Limited.

4.4***	An agreement dated May 19, 2000 by and among Rank America, Inc., Rank Orlando II, Inc., Rank Orlando, Inc. and Blackstone USE Acquisition company LLC.

4.5***	An agreement dated September 3, 2000 by and among Rank Leisure Division Limited, Creamford Limited and The Rank Group Plc.

4.6***	An agreement dated September 27, 2000 by and among The Rank Group Plc, Rank Holidays Division Limited, Rank Holdings (France) SA, Rank Holdings Espana SA, Rank Holdings (Netherlands) BV, Butlins Limited, Foray 989 Limited and Bourne Leisure Limited.

4.7***	Director’s Service Contract for Michael Edward Smith dated February 25, 1999.

4.8***	Director’s Service Contract for Ian Dyson dated August 17, 1999.

4.9***	Director’s Service Contract for Alun Cathcart dated April 10, 2001.

4.10	Director’s Service Contract for David Boden dated March 1, 2005.

4.11****	Rank Group 2000 Long Term Incentive Plan.

4.12*****	Rank Group 2002 Executive Share Option Scheme.

6.1	Calculation of earnings per share included in note 8 of the Consolidated Financial Statements in Item 17 of this Annual Report.

11.1	Code of Ethics (see 16.b).

12.1	Certification of Mike Smith, Chief Executive of The Rank Group Plc, pursuant to Rules 13a – 14(a) and 15d – 14(a) of the US Exchange Act of 1934, as amended, as adapted pursuant to section 302 of The Sarbanes Oxley Act of 2002.

12.2	Certification of Ian Dyson, Finance Director of The Rank Group Plc, pursuant to Rules 13a – 14(a) and 15d – 14(a) of the US Exchange Act of 1934, as amended, as adapted pursuant to section 302 of The Sarbanes Oxley Act of 2002.

13.1	Certification of Mike Smith, Chief Executive of The Rank Group Plc and Ian Dyson, Finance Director of The Rank Group Plc, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes Oxley Act of 2002.

14.1	Consent of PricewaterhouseCoopers LLP.

*	Previously filed as exhibits to the Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated by reference herein.

**	Incorporated by reference to the Group’s registration statement on Form S-8 (No. 333- 06752) filed with the Commission on April 7, 1997.

***	Previously filed as exhibits to the Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated by reference herein.

****	Incorporated by reference to the Group’s registration statement on Form S-8 (No. 333 – 12838) filed with the Commission on November 3, 2000.

*****	Incorporated by reference to the Group’s registration statement on Form S-8 (No. 333 – 87314) filed with the Commission on April 26, 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Rank Group Plc

Date 22 April 2005	By:	/S/ IAN DYSON
Ian Dyson
Finance Director